1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 30, 2016	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE PERIOD ENDED 31 DECEMBER 2015

The board of directors of Yanzhou Coal Mining Company Limited (the “Company”) is pleased to announce the audited results of the Company and its subsidiaries for the period ended 31 December 2015. The annual results have been reviewed by the audit committee of the board of directors of the Company. This announcement, containing the full text of the 2015 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information accompanied in the preliminary announcements of annual results. The 2015 annual results announcement is available for viewing on the websites of the Hong Kong Stock Exchange at www.hkexnews.hk and of the Company at www.yanzhoucoal.com.cn.

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

1

Chapter 01

Definition

I.	DEFINITION

In this Annual Report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are traded on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	Yankuang Group Company Limited, a company with limited liability reformed and established in accordance with the PRC law in 1996, being the Controlling Shareholder of the Company directly and indirectly holding 56.59% of the total share capital of the Company as at the end of the reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the production and operation of the 0.6 million-tonne-capacity methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, mainly engages in the development of Juye coal field in Heze city, Shandong province;

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;

2	Yanzhou Coal Mining Company Limited

Chapter 01    Definition

“Tianchi Energy”	Shanxi Heshun Tianchi Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 1999 and a 81.31% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of Tianchi coal mine;

“Tianhao Chemicals”	Shanxi Tianhao Chemicals Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 99.89% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of 0.1 million tonnes methanol project in Shanxi province.

“Hua Ju Energy”	Shandong Hua Ju Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in the thermal power generation with gangue and slurry, and heating supply;

“Ordos Neng Hua”	Yanzhou Coal Ordos Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the development of coal resources and coal chemical projects of the Company in the Inner Mongolia Autonomous Region;

“Haosheng Company”	Inner Mongolia Haosheng Coal Mining Company Limited, a limited company incorporated under the laws of the PRC in 2010 and a 77.75% owned subsidiary of the Company, mainly engages in the project development of Shilawusu coal field located in Ordos in the Inner Mongolia Autonomous Region;

“Donghua Heavy Industry”	Yankuang Donghua Heavy Industry Company Limited, a company with limited liability incorporated under the laws of the PRC in 2013 and a wholly-owned subsidiary of the Company, mainly engages in the design, manufacturing, installation, repairing and maintenance of the Company’s mining equipment, electromechanical equipments and parts;

Annual Report 2015	3

Chapter 01    Definition

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a 78% owned subsidiary of the Company, the shares of Yancoal Australia are traded on the Australian Securities Exchange;

“Austar Company”	Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal producing, processing, washing and distributing;

“Yancoal Resources”	Yancoal Resources Limited, a limited company incorporated under the laws of Australia and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal mining, sales and exploration;

“Yancoal International”	Yancoal International (Holding) Company Limited, a company with limited liability incorporated under the laws of Hong Kong in 2011 and a wholly-owned subsidiary of the Company;

“Railway Assets”	the railway assets specifically used for coal transportation for the Company, which are located in Jining City, Shandong Province;

“H Shares”	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are traded on the Hong Kong Stock Exchange;

“A Shares”	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are traded on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are traded on New York Stock Exchange;

“PRC”	the People’s Republic of China;

4	Yanzhou Coal Mining Company Limited

Chapter 01    Definition

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises and the relevant regulations and explanations issued by the Ministry of Finance of PRC;

“IFRS”	International Financial Reporting Standards issued by the International Accounting Standard Board;

“CSRC”	China Securities Regulatory Commission;

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	the Stock Exchange of Hong Kong Limited;

“Shanghai Stock Exchange”	the Shanghai Stock Exchange;

“Articles”	the Articles of Association of the Company;

“Shareholders”	the shareholders of the Company;

“Directors”	the directors of the Company;

“Board”	the board of directors of the Company;

“Supervisors”	the supervisors of the Company;

“RMB”	Renminbi, the lawful currency of the PRC, unless otherwise specified;

“AUD”	Australian dollars, the lawful currency of Australia; and

“USD”	the United States dollars, the lawful currency of the United States.

Annual Report 2015	5

Chapter 02

Group Profile and Major Financial Indicators

6	Yanzhou Coal Mining Company Limited

Chapter 02    Group Profile and Major Financial Indicators

Annual Report 2015	7

Chapter 02    Group Profile and Major Financial Indicators

I.	GENERAL INFORMATION OF THE GROUP

Statutory Chinese Name:
Abbreviation of Chinese Name:
Statutory English Name:	Yanzhou Coal Mining Company Limited
Legal Representative:	Li Xiyong
Authorized Representatives of the Hong Kong Stock Exchange:	Wu Yuxiang, Zhang Baocai

II.	CONTACT DETAILS

Secretary to the Board/Company Secretary:	Jin Qingbin
Address:	Office of the Secretary to the Board, 298 Fushan South Road, Zoucheng City, Shandong Province, PRC
Tel:	(86 537) 5382319
Fax:	(86 537) 5383311
E-mail Address:	yzc@yanzhoucoal.com.cn
Representative of Shanghai Stock Exchange:	Pan Shutian
Address:	Office of the Secretary to the Board, 298 Fushan South Road, Zoucheng City, Shandong Province, PRC
Tel:	(86 537) 5385343
Fax:	(86 537) 5383311
E-mail Address:	yzc_panst@163.com

III.	GENERAL INFORMATION

Registered Address:	298 Fushan South Road, Zoucheng City, Shandong Province, PRC
Postal Code:	273500
Office Address:	298 Fushan South Road, Zoucheng City, Shandong Province, PRC
Postal Code:	273500
Official Website:	http: //www.yanzhoucoal.com.cn
E-mail Address:	yzc@yanzhoucoal.com.cn

8	Yanzhou Coal Mining Company Limited

Chapter 02    Group Profile and Major Financial Indicators

IV.	INFORMATION DISCLOSURE AND DESIGNATED LOCATION

Newspapers for information disclosure in PRC:	China Securities Journal, Shanghai Securities News
Website designated by the CSRC for publishing A shares annual report:	http: //www.sse.com.cn
Websites designated to publish annual report overseas:	http: //www.hkexnews.hk http: //www.sec.gov
The above annual reports are available at:	298 Fushan South Road, Zoucheng City, Shandong Province, PRC Office of the Secretary to the Board, Yanzhou Coal Mining Company Limited

V.	CORPORATE STOCKS

Place of Listing, Stock Abbreviation, Stock Code
A Shares	Place of listing: The Shanghai Stock Exchange
Stock Code: 600188
Stock Abbreviation: Yanzhou Mei Ye
H Shares	Place of listing: The Stock Exchange of Hong Kong Limited
Stock Code: 01171
ADRs	Place of listing: The New York Stock Exchange, Inc.
Ticker Symbol: YZC

VI.	OTHER INFORMATION

Certified Public Accountants (Domestic)

Name:	Shine Wing Certified Public Accountants (special general partnership)
Office Address:	9/F, Block A, Fuhua Mansion,
8 Chaoyangmen Beidajie, Dongcheng District,
Beijing, PRC
Certified Public Accountants:	Liu Jingwei
Li Hongzhi

Certified Public Accountants (International)

Name:	Grant Thornton Hong Kong Limited
Office Address:	12th Floor, 28 Hennessy Road, Wanchai, Hong Kong
Certified Public Accountants:	Shaw Chi Kit
Name:	Grant Thornton (special general partnership)
Office Address:	5th Floor, Scitech Place
22 Jianguomen Wai Avenue
Chaoyang District
Beijing, China

Annual Report 2015	9

Chapter 02    Group Profile and Major Financial Indicators

Domestic Legal Advisor:	King & Wood Mallesons,
PRC Lawyers, Beijing
Office Address:	20th Floor, East Tower, World Financial Center,
1 East 3rd Ring Middle Road, Chaoyang District,
Beijing, PRC
Hong Kong and US Legal Advisor:	Baker & McKenzie
Office Address:	14th Floor, Hutchison House,
10 Harcourt Road, Hong Kong

Shanghai Share Registrar:	China Securities Depository and Clearing Corporation Limited Shanghai Branch
Address:	3rd Floor China Insurance Tower,
166 Lujiazui East Road, Pudong, Shanghai, PRC

Hong Kong Share Registrar:	Hong Kong Registrars Limited
Address:	Room 1712-1716, 17th Floor, Hopewell Center,
183 Queen’s Road East, Wanchai, Hong Kong

Depositary Bank of ADRs:	The Bank of New York Mellon
Address:	BNY Mellon Shareowner Services
(P.O. BOX 30170 College Station, TX 77842-3170)

Address in Hong Kong:	Rooms 2008-12, 20/F the Center,
99 Queen’s Road Central, Hong Kong
Contact Person:	Law Nga Ting
Tel:	(852) 2136 6185
Fax:	(852) 3170 6606

10	Yanzhou Coal Mining Company Limited

Chapter 02    Group Profile and Major Financial Indicators

VII.	FINANCIAL HIGHLIGHTS OF LAST FIVE YEARS

(Prepared in accordance with the IFRS)

The financial highlights were prepared based on the financial information set out in the audited consolidated income statements, consolidated balance sheets and the consolidated statements of cash flows of the Group from 2011 to 2015.

(I)	Operating Results

	(RMB’000)
	Year ended 31 December
							2012				2011
	2015		2014		2013		After adjustment (restatement)		Before adjustment		After adjustment (restatement)		Before adjustment

Sales income		36,404,086		60,370,764		56,401,826		58,146,184		58,146,184		47,065,840		47,065,840
Gross profit		6,153,611		7,481,414		10,687,780		12,625,835		12,813,283		18,524,349		18,785,790
Interest expenses		(2,484,411)		(2,183,581)		(1,765,777)		(1,448,679)		(1,448,679)		(839,305)		(839,305)
Income before tax		622,257		1,599,910		(580,268)		6,070,376		6,346,182		12,259,545		12,520,986
Net income attributable to equity holders of the Company		164,459		766,158		777,368		6,065,570		6,218,969		8,745,092		8,928,102
Earnings per share	RMB	0.03	RMB	0.16	RMB	0.16	RMB	1.23	RMB	1.26	RMB	1.78	RMB	1.82
Dividend per share note	RMB	0.01	RMB	0.02	RMB	0.02	RMB	0.36	RMB	0.36	RMB	0.57	RMB	0.57

Note:

1.	Dividend per share for the year 2015 represents the dividend proposed.
2.	In 2015, the Group consolidated financial statements of Shandong Duanxin Supply Chain Co., Ltd., Donghua Heavy Industries Co., Ltd. and Qingdao Zhongyin Ruifeng International Trade Co., Ltd. Since 2014, the Group consolidated financial statements of Shandong Zhongyin Logistics and Trade Co., Ltd., Zhongyin Financial Leasing Co., Ltd. (“Zhongyin Financial Leasing”) and Duanxin Investment Holding (Beijing) Co., Ltd. Since 2013, the Group consolidated financial statements of Haosheng Company and Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (“Rizhao Coal Storage and Blending”) Since 2012, the Group consolidated the financial statements of Shandong Coal Trading Centre Co., Ltd.. And since 2011, the Group consolidated the financial statements of Yancoal International.
3.	The Company repurchased H shares in 2015. Pursuant to relevant repurchase laws and regulations, earnings per share, dividend per share, net cash flow per share generated in business activities, net assets per share, the shareholding ratio and other related indexes were calculated based on the total equity after deduction of repurchased shares.

Annual Report 2015	11

Chapter 02    Group Profile and Major Financial Indicators

4.	This annual report does not contain a separate analysis of companies such as Shandong Yanmei Shipping Co., Ltd., Shandong Coal Trading Centre Co., Ltd. etc., whose operating results and assets did not have any material impact on the Group.
5.	Pursuant to the new regulations promulgated by International Financial Reporting Interpretations Committee with regard to the “Overburden in Advance in the Production of an Open Cut”, the Group accounted for the figures of overburden in advance from 1 January 2013 onwards and had made retrospective adjustments on the relevant figures in the financial statement of 2011 and 2012.

(II)	Assets and Liabilities

	Unit: RMB’000
	31 December
							2012				2011
	2015		2014		2013		After adjustment (restatement)		Before adjustment		After adjustment (restatement)		Before adjustment

Net current assets		6,754,770		10,756,460		2,708,424		1,210,802		1,659,691		(4,551,806)		(4,290,365)
Net value of property, machinery and equipment		45,615,970		44,174,612		41,896,508		39,503,103		39,503,103		31,273,824		31,273,824
Total assets		142,471,875		133,098,114		127,458,189		122,165,076		122,702,323		96,890,150		97,151,591
Total borrowings		69,479,805		61,438,088		55,375,011		40,996,382		40,996,382		34,457,820		34,457,820
Equity attributable to equity holders of the Company		35,369,901		38,725,846		40,378,678		45,530,034		45,826,356		42,451,480		42,634,490
Net asset value per share	RMB	7.20	RMB	7.87	RMB	8.21	RMB	9.26	RMB	9.32	RMB	8.63	RMB	8.67
Return on net assets (%)		0.46		1.98		1.93		13.32		13.57		20.60		20.94

(III)	Summary Statement of Cash Flows

	Unit: RMB’000
	Year ended 31 December
	2015		2014		2013		2012		2011

Net cash from operating activities		4,347,210		4,171,816		(2,201,058)		6,503,610		17,977,276
Net increase (decrease) in cash and cash equivalents		7,217,642		4,329,190		(2,418,509)		4,461,375		1,807,278
Net cash flow per share from operating activities	RMB	0.88	RMB	0.85	RMB	(0.45)	RMB	1.32	RMB	3.66

12	Yanzhou Coal Mining Company Limited

Chapter 02    Group Profile and Major Financial Indicators

VIII.	QUARTERLY FINANCIAL DATA OF 2015

(Prepared in accordance with the CASs)

	Unit: RMB’000
	Quarter 1 (Jan-Mar)	Quarter 2 (Apr-Jun)	Quarter 3 (Jul-Sep)	Quarter 4 (Oct-Dec)

Business income	8,661,777	16,640,055	13,152,502	30,553,048
Net profit attributable to shareholders of listed companies	179,741	217,431	743,782	-281,440
Net profit attributable to shareholders of listed companies after deducting non-recurring gains and losses	127,700	-177,433	748,954	-478,661
Net cash flow generated in business activities	-3,630,609	3,044,223	11,552	3,392,758

According to the differences between the quarterly data and data from the disclosed periodical reports, the differences between the financial indicators of the first quarter, second quarter in above table and the disclosed data from the First Quarterly Report of 2015, Interim Report of 2015 were mainly due to the Company’s acquisition of 100% equity of Donghua Heavy Industries Co., Ltd. in July 2015, which was held by Yankuang Group Co., Ltd.. Pursuant to the regulations of CASs, this acquisition was recognized as an enterprise merger under the common control. Therefore the Company conducted retroactive adjustments of the relative items in comparative financial statements of this reporting period in accordance with relevant regulations.

Annual Report 2015	13

Chapter 03

Business Highlights

I.	THE COMPANY’S MAIN BUSINESS, BUSINESS MODEL AND INDUSTRIES DURING THE REPORTING PERIOD

(I)	Main Business and Business Model

1.	Coal business

As one of the main coal producers and coal sellers in China and Australia, the Company is engaged in coal mining, coal washing and process, coal sales. The products of the Company mainly include thermal coal, semi-hard coal, semi-soft coal and PCI coal, which are applicable to electric power, metallurgy and chemical industry, etc.; The Company’s customers are mainly distributed in Japan, South Korea, Australia and other countries and Eastern China, Southern China and other regions of China.

2.	Coal chemicals business

The Company’s coal chemical business are mainly distributed in Shaanxi Province and Inner Mongolia Autonomous Region engaged in methanol production and marketing; The methanol products are mainly sold to the chemical enterprises and intermediate traders of Northern China and Eastern China.

3.	Equipment manufacturing

The Company’s equipment manufacturing industry is mainly engaged in manufacturing, sales, leasing and maintenance of mechanical and electrical equipments including hydraulic supports, road headers, shearers and others. Based on consolidating of internal markets and targeting development demands of infrastructure markets, the Company successfully developed the first sets of nationalized continuous belt conveyor and introduced into the high-end belt conveyor market for tunneling engineering, achieving the business docking with some national central enterprises.

4.	Power generation and heat business

The Company owns and operates 7 power plants with a total installed capacity of 492 MW. In additional to a small part of produced electricity used by the Company, the rest electricity was sold to end users through local grids. In addition to a part of heat from power plants used by the Company, the rest heat was sold to Yankuang Group Co., Ltd.

14	Yanzhou Coal Mining Company Limited

Business Highlights    Chapter 03

(II)	Situation of the Industry

Affected by the slowdown of global economy, adjustments of industrial structures, changes of energy structure and the pressure of environmental protection, in 2015, the Company faced a series of hard conditions including the imbalances between supply and demand of coal market, sharp falling of domestic coal imports, durable high inventory, serious excess productive capacity, continuous decrease of coal prices, serious loss of coal enterprise, resulting in the difficult development of domestic coal industry.

During the reporting period, through active implementation of series of operating and management measures such as cost decrease, profit increase and others, the Company continually improved the management and control levels and promoted the coordinative development of various businesses, realizing 87.24 million tons of coal sales, 1,610 thousand tonnes of methanol sales and RMB164.5 million of net profit attributable to shareholders. Even under the conditions of large losses in the industry, the Company’s performance was still among the best. In 2015, due to the excellent business performance and standardized corporate governance, the Company successively won the 2015 Annual “Platts” Top 250 Global Energy Companies, Global Performance Excellent Award-World Top Class selected by Asia Pacific Quality Organization, “ the 100 Most Respectable Listed Companies by Investors in 2015” and other awards.

II.	STATEMENTS OF SIGNIFICANT CHANGES OF MAJOR ASSETS DURING THE REPORTING PERIOD

There was no significant changes of major assets occurred during the reporting period.

Including: Overseas assets of RMB54.3613 billion presenting 38.2% of total assets.

To actively implement the national strategy of “Going Out” and ensure the national energy security, Yanzhou Coal Mining Co., Ltd. was the first to go abroad in Chinese coal industry.

In 2004, Yanzhou Coal successfully acquired Austar Mine for AU$32 million, becoming China’s first company to invest and operate overseas coal mines. Thereafter, through acquisition of Australian Syntech (Holding) and merger with Gloucester and other capital operations, the Company grows continuously. As the investment platform of Yanzhou Coal in Australia, Yancoal Australia adhered the marketization & localization principle and standard operation, owning and operating 9 mines; holding 27% equity of Newcastle Port Infrastructure Group, 5.6% equity of Wiggins Island Coal Terminal and assets such as Ultra Clean Coal (UCC), Yancoal Australia has been the largest independent listed company in Australia and ranked sixth in all coal companies of Australia.

In July 2011, the Company invested US$260 million to acquire Russian Acron’s 19 potassium exploration licenses in Saskatchewan province of Canada with a total area of 5,364 square kilometers. In August 2011, Yancoal Canada Resources Co., Ltd. was established in Saskatoon of Saskatchewan province, mainly engaged in potassium resources exploration and development. Currently this company is in pre-project stage and have not entered the stage of substantial construction and production, and no production or business activities so far. The assets of this company include potassium resources exploration rights, engineering under construction through exploration investment, etc.

Annual Report 2015	15

Chapter 03    Business Highlights

III.	CORE COMPETITIVENESS ANALYSIS DURING THE REPORTING PERIOD

In 2015, facing the serious situation of profound macroeconomic adjustment and coal market downturn, the Company’s coal business continually provided economic profit support by optimization of production layout. In coal chemical business, 0.6 million tones methanol project of Ordos Neng Hua realized the targeted productivity and profit, becoming the biggest turning around point of real industry and forming a new support to multiple profitability. Adhered the “two-wheel driven” of entity business and capital operation, basically formed the financial industry structure and layout, and laid the development potential through participation in Qilu Bank, establishment of Futures and Financial Department. Two national coal chemical “863” topics undertaken by Company were accepted by the expert group from national ministries and commissions. The quantity and level of the science and technology innovation awards of the Company ranked top in industry and the Company’s new vitality of science and technology innovation was released. Having the advantages of management, technology and brand, meanwhile all various business sectors in both domestic and overseas areas of the Company demonstrated the positive development momentums. Core competitiveness of the Company was further enhanced.

16	Yanzhou Coal Mining Company Limited

Chapter 04

Chairman’s Statement

Respected shareholders,

On behalf of the Board, I would like to present the 2015 annual report to all shareholders and report the operating result of this year.

In 2015 the global economy experienced a deep adjustment and China’s economic growth slowed down and coal companies were under the pressure of environment protection. The supply and demand in coal market was severely out of balance with coal price at a low level and more and more coal companies at great loss. Thus the coal industry was confronted with continuous downturn.

Confronted with difficulties and challenges, Yanzhou Coal proactively took innovative measures, such as cost reduction and efficiency enhancement, profit-making through multiple channels, efficiency increase by synergy to tackling difficulties. As a result, Yanzhou Coal withstood the downward risk of coal industry in a maximum way and achieved coordinated development of all businesses though majority of coal enterprises were at great loss. During the reporting period, the Group achieved raw coal production of 68.48 million tonnes and methanol production of 1.67 million tonnes. The coal and methanol sales volume reached 87.24 million tonnes and 1.61 million tonnes, respectively and sales revenue of RMB309.9 million from machinery manufacturing. The net income attributable to the shareholders of the Company amounted to RMB164.5 million.

Annual Report 2015	17

Chapter 04    Chairman’s Statement

Stability with increase in scale. The coal production in the headquarters continuously played the supporting role in the Company, representing 53.7% of the total production volume. The methanol production and sales volume of Yulin Neng Hua reached the best level in history. The methanol project of Ordos Neng Hua accomplished production and revenue targets. The regional and scale advantages of coal chemical project in Shaanxi and Inner Mongolia emerged, which became a new economic growth. We successfully acquired Donghua Heavy Industry Company, realizing integrated operation of core business of coal industry and mining equipment manufacturing.

Cost reduction and efficiency enhancement through potentiality tapping. We conducted “3 reductions and 3 enhancements” campaign in the whole process: optimizing production system, intensifying process control, reducing production cost, optimizing human resources allocation and reducing labor cost. We applied centralized bidding purchasing and online purchasing methods in an innovative way, which reduced material’s purchasing cost. We strengthened utilization of repaired, old and abandoned facilities to revitalize existing resources and enhanced capital control, specified bidding and tendering management to maximally cut controllable expense and capital expenditure.

Coordinated integration of sales marketing. We accomplished resources integration of 3 business blocks, namely: marketing, trade and logistics, which achieved professional operation, resources complementation and operation synergy. The marketing model has been transformed to “customer-oriented”. Product customization escalated step by step and sales destination was constantly optimized with direct coal sales accounting 53%. The Company optimized products marketing strategy to decrease sales cost and expand sales value-added channels. We made a sound combination of spot and futures transaction to reduce the downward risk of coal price. We accelerated trade integration to build a trade system with multiple trade companies in inland, coast and overseas and achieve mutual synergy at home and abroad.

Double wheels driving: integration of industrial and capital operation. Adhering to the thought of “double wheels driving”: integration of industrial and capital operation, intensifying capital operations, such as fund increase to Shanghai CIFCO Futures, acquisition equity interests in Donghua Heavy Industry, subscription shares of Qilu Bank and fund increase to Zhongyin Financial Leasing Company to forge ahead the transformation of “industry operation” to “industry and finance integration, finance value added” of the Company. Speed up resource integration of coal mining equipment and rent business to set up the professional financing, renting and service platform for fully-mechanized equipment, which promoted vertical industry extension and high efficient integration of the Group. Revitalizing stock fund overall and carrying out operative wealth management products of low risk to achieve wealth value increase. Implementing the repurchase of H shares of the Company in a prudent manner and other capital operation through shareholding increase and sell down to propel company growth.

Looking ahead to 2016, the recovery of world economy will be remain slow with imbalances, and China’s economic development has stepped into a new normal condition. The environment protection requirements are more and more stringent, the consumption ratio of traditional energy will be further decreasing and the competition in coal industry will be severe. Affected by market backflush and policies by the government, such as dissolving production capacity and reform of supply front and gradual improvement of economic structure and quality, it is estimated that the imbalance between supply and demand of coal market globally will ease and the bottom coal price is expected to be stable in 2016.

18	Yanzhou Coal Mining Company Limited

Chairman’s Statement    Chapter 04

Year 2016 is the opening year of the “13th Five Year Plan”, the year of coal supply front reform promoted by the state and tacking difficulties in coal industry to achieve profitability and the year of the Group’s strategic window of rapidly accelerating to achieve industry transformation and upgrading & development opportunities for surpassing peers under adverse situation. The Group will proactively adapt the new normal condition of economic development, seize development trend of industry policies, grasp the opportunity of reform on supply front, make the overall plan of the “13the Five-Year Plan” in a scientific manner and achieve coordinated development of all businesses.

In 2016 the Group is expected to sell self-produced coal of 68.27 million tonnes, of which: 34.15 million tonnes by the headquarters, 1.20 million tonnes by Shanxi Nenghua, 3.3 million tonnes by Heze Neng Hua, 6.0 million tonnes by Ordos Neng Hua, 6.0 million tonnes by Haosheng Company, 11.34 million tonnes by Yancoal Australia, 6.28 million tonnes by Yancoal International. The sales volume of methanol will be 1.5 million tonnes.

Stand from the present and look forward to the future. To promote the upgrade and transformation of industry during the “13th Five-Year Plan” and achieve operative targets, the Group will focus on the following:

Increase efficiency benefits by distribution optimization. With adherence to the foundational development of manufacturing industry, we will optimize its distribution and increase its quality efficiency in all-round way. To improve coal industry distribution, we will speed up retreat from low-efficiency and unprofitable assets under the principle of “joining in certain field and retreating from certain field”: maintaining consistent and stable production of quality clean coal for mixed coal in the headquarter mining area and maximize its profitable earnings; accelerating construction and full-capacity operation of key projects in Shaanxi and Inner Mongolia manufacturing base and increase production and efficiency by exploiting potentialities; enhancing industry capital operation in Australia manufacturing base, speeding up the phase II construction of Moolarben coalmine and upgrading efficiency benefits by improving production capacity and output. An industry cluster of high-end fine chemicals is to be established to extend industry chain and increase added value by exerting scale effect of Shaanxi and Inner Mongolia manufacturing base. Also we will undertake research and development on automatic and intelligent equipment to improve electrical machinery and equipment manufacturing, striving for becoming a supplier and technical service supplier of equipment manufacturing, remanufacturing and finance leasing. Our power generation sector is to be adjusted in accordance with the national electricity reform policy, and achieving integrated development of coal and electricity.

Change mode of development by structure optimization. The company will optimize assets, products and personnel structure and increase resource allocation efficiency by taking advantage of the join force generated from persistently coordinated development. To improve asset structure by promoting securitization of non-performing assets and upgrading the quality of capital operation; promoting financial de-leverage by increasing proportion of direct financing and keeping asset-liability ratio within reasonable level. To perfect the products mix through technological breakthroughs on clean coal utilization, high-efficiency combustion and property-changed energy substitutes. To systematically improve our personnel structure, increase posts function and efficiency and implement “reduce people and increase efficiency” to the maximum, which will in turn to promote industry structure reform and optimization by personnel structure optimization.

Annual Report 2015	19

Chapter 04    Chairman’s Statement

Create value by lean management. The company will implement lean management by promoting policy of “three reductions and three enhancements” in all industry sections, all fields of business and all-round development; and endeavor to increase efficiency benefits and reduce cost through management: To make meticulous budget and control over fund use and fund investment by consolidating implement of cost-efficiency backflush mechanism, optimizing overall budget management system, upgrading management by following market principle, steadily implementing measures of “reduce people and increase efficiency”, increasing coverage of centralized procurements of production materials and replacing procurement of production equipment by financial lease; To innovate the mode of marketing and establish a specialized and group-oriented marketing and trading system by making full use of Big Data and marketing models, optimizing marketing distribution, restructuring products mix, implementing precision marketing, consolidating internet marketing, coordinating marketing, supply, trade and logistics; To increase the value and utilization of the fund, the company will innovate financing means, enrich financing sources, reduce financing cost and steadily undertake finance management of stock fund by use of the diversified financing platforms in China and foreign countries.

Promote transformational development by new thoughts. With adherence to strategy of “two-wheel driving factors”, the company will effectively combine industry capital with finance capital: To construct multi-level system of financial investment industry and increase the efficiency and benefits of finance by making full use of advantageous resources like finance lease, fortune finance and Duanxin fund; To innovate mode of asset operation and realize asset-light operation for manufacturing industry by liquidizing remnant assets through outsourcing, transfer, replacement, leasing, and etc; To optimize the capital structure of its assets in Australia by innovatively utilizing financing method and capital operation, and increasing profit earning and efficiency while reducing losses or putting an end losses to the maximum; To catch the opportunity for merge and acquisition created by the new round of industry reshuffle, increase its resources reserve and capital fund and achieve higher economy of scale in operation; To foster new driving factors for transformational development through combining industry with internet plus, big data, supply chain, and cooperation with e-business enterprises.

The one reforms progress and the one innovates strong. Confronted with the new normal economic development and new tendency of energy revolution in 2016, Yanzhou Coal will, with more open perspective and market-oriented philosophy, innovate reforms and create efficiency, undertake transformational development and updating, accelerate the transformation from a coal producer to an energy comprehensive service supplier, maintain a quality, efficient and sustainable growth; and the most important thing is to create higher benefits to our shareholders.

On behalf of the Board

Li Xiyong

Chairman

Zoucheng City, China

29 March, 2016

20	Yanzhou Coal Mining Company Limited

Chapter 05

Management Discussion and Analysis

I.	MANAGEMENT DISCUSSION AND ANALYSIS

Main business by industries

		Unit	2015	2014	Increase/ Decrease	Percentage of increase and decrease (%)

1.	Coal business
	Raw coal production	kilotonne	68,478	72,596	-4,118	-5.67
	Salable coal production	kilotonne	62,869	66,890	-4,021	-6.01
	Salable coal sales volume	kilotonne	87,242	123,075	-35,833	-29.11
2.	Railway transportation business
	Transportation volume	kilotonne	15,993	16,565	-572	-3.45
3.	Coal chemicals business
	Methanol production	kilotonne	1,671	645	1,026	159.07
	Methanol sales volume	kilotonne	1,608	655	953	145.50
4.	Power generation business
	Power generation	10,000KWh	263,952	160,512	103,440	64.44
	Electricity sold	10,000KWh	167,736	72,249	95,487	132.16

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Chapter 05    Management Discussion and Analysis

			Unit	2015	2014	Increase/ Decrease	Percentage of increase and decrease (%)

5.	Heat business
	Heat generation		10,000 steam tonnes	130	130	0	0
	Heat sales volume		10,000 steam tonnes	12	9	3	33.33
6.	Electrical and mechanical equipment manufacturing
	Output of electrical and mechanical equipment
	(1)	hydraulic support	kilotonne	56	40	16	40.00
	(2)	heading machine	set	12	16	-4	-25.00
	(3)	scraper/belt conveyor	kilotonne	25	33	-8	-24.24
	(4)	frequency converter and switch cabinet	set	5,230	6,896	-1,666	-24.16
	Sales of electrical and mechanical equipment
	(1)	hydraulic support	kilotonne	24	—	24	—
	(2)	heading machine	set	5	—	5	—
	(3)	scraper/belt conveyor	kilotonne	19	—	19	—
	(4)	frequency converter and switch cabinet	set	2,451	—	2,451	—

In 2015, facing the adverse environment of macroeconomic growth slowdown and depressed downstream industries, the Group’s sales volume of self produced coal and externally purchased coal was decreased. In 2015, the Group realized coal sales of 87.24 million tonnes, accounting for 71.5% of annual coal sales plan. Including: self produced coal sales of 60.17 million tonnes, accounting for 87.1% of annual self produced coal sales plan; methanol sales of 1.61 million tonnes, accounting for 115.0% of annual methanol sales plan

22	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

II.	MAIN BUSINESS DURING THE REPORTING PERIOD

(I)	The operation of business segments

1.	Coal Business

(1)	Coal Production

In 2015, the Group produced 68.48 million tonnes of raw coal, representing a decrease of 4.12 million tonnes or 5.7% as compared with that of last year; The salable coal production of the Group was 62.87 million tonnes, representing a decrease of 4.02 million tonnes or 6.0% as compared with that of last year.

The following table sets out the coal production volume of the Group for the year 2015:

			2015 (kilotonne)	2014 (kilotonne)	Increase/ Decrease (kilotonne)	Percentage of increase/ decrease (%)

1.	Raw coal production		68,478	72,596	-4,118	-5.67
	1.	The Company	36,791	36,474	317	0.87
	2.	Shanxi Neng Hua	710	1,557	-847	-54.40
	3.	Heze Neng Hua	3,203	2,999	204	6.80
	4.	Ordos Neng Hua	2,587	5,884	-3,297	-56.03
	5.	Yancoal Australia	18,137	20,000	-1,863	-9.32
	6.	Yancoal International	7,050	5,682	1,368	24.08
2.	Salable coal production		62,869	66,890	-4,021	-6.01
	1.	The Company	36,783	36,429	354	0.97
	2.	Shanxi Neng Hua	693	1,544	-851	-55.12
	3.	Heze Neng Hua	3,198	2,997	201	6.71
	4.	Ordos Neng Hua	2,580	5,879	-3,299	-56.11
	5.	Yancoal Australia	13,249	14,914	-1,665	-11.16
	6.	Yancoal International	6,366	5,127	1,239	24.17

Notes:

In the second half of 2015, due to the workface replacement, the normal production was not implemented in Tianchi coal mine, which belongs to Shanxi Neng Hua.
In the second half of 2015, due to the workface replacement, the normal production was not implemented in Wenyu coal mine, which belongs to Ordos Neng Hua.

(2)	Coal Prices and Marketing

The weak demand for coal in both the domestic and the overseas markets has led to the decrease of the average coal sales price of the Group as compared with that of last year.

In 2015, the Group sold a total of 87.24 million tonnes of coal, representing a decrease of 35.83 million tonnes or 29.1% as compared with that of 2014. The decrease of coal sales volume is mainly due to the decrease of 29.95 million tonnes or 52.5% of sales volume of externally purchased coal as compared with that of 2014.

In 2015, the Group realized a sales income of RMB32.8760 billion, representing a decrease of RMB25.6634 billion or 43.8% as compared with that of 2014.

Annual Report 2015	23

Chapter 05    Management Discussion and Analysis

The following table sets out the Group’s coal sales and production by coal types for 2015:

		2015				2014
		Coal production (kilotonne)	Sales volume (kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)	Coal production (kilotonne)	Sales volume (kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)

1.	The Company
	No. 1 clean coal	156	227	480.78	108,954	293	325	600.42	194,929
	No. 2 clean coal	8,152	8,359	429.94	3,593,981	9,203	9,060	576.75	5,225,577
	Domestic sales	—	8,359	429.94	3,593,981	—	9,052	576.53	5,219,149
	Export	—	—	—	—	—	8	834.81	6,428
	No. 3 clean coal	3,839	3,903	388.49	1,516,473	4,914	4,979	474.96	2,364,748
	Lump coal	2,516	2,511	390.55	980,601	2,271	2,262	520.73	1,177,739

	Sub-total of clean coal	14,663	15,000	413.33	6,200,009	16,681	16,626	539.11	8,962,993
	Domestic sales	—	15,000	413.33	6,200,009	—	16,618	538.97	8,956,565
	Export	—	—	—	—	—	8	834.81	6,428
	Screened raw coal	16,571	15,558	294.36	4,579,701	10,620	10,605	396.75	4,206,215
	Mixed coal & Others	5,549	4,440	221.76	984,657	9,128	7,517	281.71	2,117,585

	Total for the Company	36,783	34,998	336.14	11,764,367	36,429	34,748	439.94	15,286,793
	Domestic sales	—	34,998	336.14	11,764,367	—	34,740	439.85	15,280,364
2.	Shanxi Neng Hua	693	748	166.12	124,277	1,544	1,500	210.69	316,053
	Screened raw coal	693	748	166.12	124,277	1,544	1,500	210.69	316,053
3.	Heze Neng Hua	3,198	2,424	403.24	977,494	2,997	3,110	525.65	1,634,716
	No. 1 clean coal	—	—	—	—	21	21	782.05	16,155
	No. 2 clean coal	1,860	1,754	486.12	852,875	1,889	2,021	651.48	1,316,567
	Raw coal	221	147	216.19	31,680	—	—	—	—
	Mixed coal & Others	1,117	523	177.67	92,939	1,087	1,068	282.77	301,994
4.	Ordos Neng Hua	2,580	2,328	166.14	386,813	5,879	5,793	163.02	944,399
	Screened raw coal	2,580	2,328	166.14	386,813	5,879	5,793	163.02	944,399
5.	Yancoal Australia	13,249	13,276	411.47	5,462,712	14,914	15,742	463.77	7,300,758
	Semi-hard coking coal	950	1,134	509.20	577,320	922	973	523.29	509,369
	Semi-soft coking coal	1,176	1,404	514.01	721,462	1,392	1,470	544.93	800,780
	PCI coal	2,566	3,064	472.48	1,447,163	3,108	3,280	530.32	1,739,466
	Thermal coal	8,557	7,674	354.03	2,716,767	9,492	10,019	424.29	4,251,143
6.	Yancoal International	6,366	6,398	286.95	1,835,978	5,127	5,158	287.48	1,482,886
	Thermal coal	6,366	6,398	286.95	1,835,978	5,127	5,158	287.48	1,482,886
7.	Externally purchased coal	—	27,070	455.29	12,324,311	—	57,024	553.69	31,573,748
8.	Total for the Group	62,869	87,242	376.83	32,875,951	66,890	123,075	475.64	58,539,353

24	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

Factors affecting the changes in sales income of coal are analyzed in the following table:

	Impact of changes on coal sales volume (RMB’000)	Impact of changes on the sales price of coal (RMB’000)

The Company	110,366	-3,632,792
Shanxi Neng Hua	-158,438	-33,338
Heze Neng Hua	-360,500	-296,722
Ordos Neng Hua	-564,849	7,263
Yancoal Australia	-1,143,711	-694,335
Yancoal International	356,483	-3,391
Externally purchased coal	-16,585,750	-2,663,688

The Group’s coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Group’s coal sales by geographical regions for 2015:

		2015		2014
		Sales volume (Kilotonne)	Sales income (RMB’000)	Sales volume (Kilotonne)	Sales income (RMB’000)

1.	China	66,514	25,455,901	106,234	51,454,822
	Eastern China	54,853	20,437,512	90,202	44,511,936
	Southern China	3,336	1,430,467	464	192,114
	Northern China	4,043	1,297,672	7,612	2,610,549
	Other regions	4,282	2,290,250	7,956	4,140,223
2.	Japan	2,509	1,160,556	2,639	1,217,261
3.	South Korea	4,934	2,076,141	4,389	2,121,363
4.	Australia	4,934	1,318,618	4,442	1,211,927
5.	Others	8,351	2,864,735	5,371	2,533,981
6.	Group Total	87,242	32,875,951	123,075	58,539,353

Most of the Group’s coal products were sold to the power, metallurgy and chemical industries.

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Chapter 05    Management Discussion and Analysis

The following table sets out the Group’s coal sales volume by industries for 2015:

		2015		2014
		Sales volume (Kilotonne)	Sales income (RMB’000)	Sales volume (Kilotonne)	Sales income (RMB’000)

1.	Power	23,497	7,684,298	22,906	8,606,492
2.	Metallurgy	7,341	3,822,525	7,371	3,902,253
3.	Chemical	7,990	3,628,440	8,626	4,669,340
4.	Trade	42,597	15,375,419	78,153	38,618,039
5.	Others	5,817	2,365,269	6,019	2,743,230
6.	Group Total	87,242	32,875,951	123,075	58,539,353

3)	The Cost of Coal Sales

The Group’s cost of coal sales in 2015 was RMB25.6108 billion, representing an decrease of RMB23.6966 billion or 48.1% as compared with that of 2014. This was attributed to: sales cost of outsourcing coal reduced by RMB19.1174 billion; the Group has implemented “three decreases and three increases”, optimized personnel allocation and many other measures to exert potentialities, reduce cost and increase efficiency by the Group and the coal sales cost of all operating entities at home and abroad decreased.

The following table sets out the main cost of coal sales by business entities:

		Unit	2015	2014	Increase/ Decrease	Percentage of increase and decrease (%)

The Company	Total cost of sales	RMB’000	7,434,411	8,993,824	-1,559,413	-17.34
	Cost of sales per tonne	RMB/tonne	204.11	250.74	-46.63	-18.60
Shanxi Neng Hua	Total cost of sales	RMB’000	126,530	275,556	-149,026	-54.08
	Cost of sales per tonne	RMB/tonne	169.13	183.69	-14.56	-7.93
Heze Neng Hua	Total cost of sales	RMB’000	944,669	1,072,630	-127,961	-11.93
	Cost of sales per tonne	RMB/tonne	308.02	344.91	-36.89	-10.70
Ordos Neng Hua	Total cost of sales	RMB’000	414,129	899,132	-485,003	-53.94
	Cost of sales per tonne	RMB/tonne	177.88	155.21	22.67	14.61
Yancoal Australia	Total cost of sales	RMB’000	3,985,690	5,718,349	-1,732,659	-30.30
	Cost of sales per tonne	RMB/tonne	298.48	363.25	-64.77	-17.83
Yancoal International	Total cost of sales	RMB’000	1,358,315	1,413,056	-54,741	-3.87
	Cost of sales per tonne	RMB/tonne	212.29	273.94	-61.65	-22.50
Externally purchased coal	Total cost of sales	RMB’000	12,255,123	31,372,479	-19,117,356	-60.94
	Cost of sales per tonne	RMB/tonne	452.73	550.16	-97.43	-17.71

26	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

(2)	Railway Transportation Business

In 2015, the transportation volume of the Company’s Railway Assets was 15.99 million tonnes, representing a decrease of 0.57 million tonnes or 3.5% as compared with that of 2014. Income from railway transportation services of the Company (income from transported volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) was RMB327.3 million in 2015, representing a decrease of RMB46.306 million or 12.4% as compared with that of 2014. The cost of railway transportation business was RMB227.5 million, representing a decrease of RMB22.673 million or 9.1%.

(3)	Coal Chemicals Business

The following table sets out the Group’s methanol business for 2015:

		Methanol production volume (Kilotonne)			Methanol sales volume (Kilotonne)
		2015	2014	Percentage of increase and decrease (%)	2015	2014	Percentage of increase and decrease (%)

1.	Yulin Neng Hua	672	645	4.19	669	655	2.14
2.	Ordos Neng Hua	999	—	—	939	—	—

Note: The methanol project of Ordos Neng Hua was put into commercial operation in January 2015.

		Sales income (RMB’000)			Sales cost (RMB’000)
		2015	2014	Percentage of increase and decrease (%)	2015	2014	Percentage of increase and decrease (%)

1.	Yulin Neng Hua	951,236	1,195,458	-20.43	730,499	869,294	-15.97
2.	Ordos Neng Hua	1,313,512	—	—	805,329	—	—

Annual Report 2015	27

Chapter 05    Management Discussion and Analysis

(4)	Power Generation Business

The following table sets out the summary of the operation of the Group’s power business for 2015:

		Power Generation (10,000KWh)			Power output dispatch (10,000KWh)
		2015	2014	Increase/ decrease (%)	2015	2014	Increase/ decrease (%)

1.	Hua Ju Energy	96,006	90,117	6.53	35,230	30,364	16.03
2.	Yulin Neng Hua	26,581	25,750	3.23	1,222	1,399	-12.65
3.	Heze Neng Hua	141,365	44,645	216.64	131,284	40,486	224.27

Notes:

1.	Electricity generated by power plant of Hua Ju Energy is sold externally after satisfying its internal operating requirements since March, 2014.
2.	Electricity generated by power plant of Yulin Neng Hua sold externally after satisfying its internal operating requirements.
3.	The power plant of Heze Neng Hua was put into commercial operation in November, 2014.

		Sales income (RMB’000)			Cost of sales (RMB’000)
		2015	2014	Increase/ decrease (%)	2015	2014	Increase/ decrease (%)

1.	Hua Ju Energy	148,023	133,795	10.63	114,866	108,973	5.41
2.	Yulin Neng Hua	2,773	3,174	-12.63	3,617	7,073	-48.86
3.	Heze Neng Hua	447,812	104,521	328.44	358,030	43,678	719.70

(5)	Heat Business

Hua Ju Energy generated heat energy of 1.3 million steam tonnes and sold 0.12 million steam tonnes in 2015, generating sales income of RMB27.549 million, with sales cost at RMB13.353 million.

28	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

(6)	Electrical and mechanical equipment manufacturing

The Group’s operation of electrical and mechanical equipment manufacturing is shown as follows:

		Output			Sales
		2015	2014	Percentage of Increase/ decrease (%)	2015	2014	Percentage of Increase/ decrease (%)

1.	hydraulic support (kilotonnes)	56	40	40.00	24	—	—
2.	heading machine (sets)	12	16	-25.00	5	—	—
3.	scraper/belt conveyor (kilotonne)	25	33	-24.24	19	—	—
4.	frequency converter and switch cabinet (sets)	5,230	6,896	-24.16	2,451	—	—

Note:	Donghua Heavy Industry is the manufacturer and supplier of electrical and mechanical equipment for coal mining, with relevant products selling to other customers after the demand by the Group.

		Sales income (RMB’000)			Sales cost (RMB’000)
		2015	2014	Percentage of Increase/ decrease (%)	2015	2014	Percentage of Increase/ decrease (%)

1.	hydraulic support	30,562	—	—	30,076	—	—
2.	heading machine	2,205	—	—	1,235	—	—
3.	scraper/belt conveyor	241,016	—	—	240,648	—	—
4.	frequency converter and switch cabinet	36,135	—	—	35,641	—	—

Annual Report 2015	29

Chapter 05    Management Discussion and Analysis

(II)	Analysis of Main Business

Analysis of changes in Consolidated Income Statement items and Consolidated Statement of Cash Flow items

			Unit: RMB’000
	2015	2014	Increase/decrease (%)

Sales income	36,404,086	60,370,764	-39.70
Total sales cost	28,171,573	50,597,756	-44.32
Cost of coal transportation	2,078,902	2,291,594	-9.28
Selling, general and administrative expenses	5,696,704	6,069,884	-6.15
Investment gains from associated enterprises	502,364	310,604	61.74
Investment losses from joint ventures	170,458	320,829	-46.87
Income tax	489,637	1,112,807	-56.00
Net cash from operating activities	4,347,210	4,171,816	4.20
Cash flow from investing activities	-8,203,373	-8,534,791	-3.88
Cash flow from financing activities	11,073,805	8,692,165	27.40
Research and Development Expenditure	38,072	33,929	12.21

1.	Analysis of income and cost

(1)	Factor analysis of the change in operating income

The Group’s sales income in 2015 was RMB36.4041 billion, representing an decrease of RMB23.9667 billion or 39.7% as compared with that of 2014. This was mainly due to: the decrease in price of self-produced coal resulting in a decrease of sales income by RMB4.6533 billion; Sales volume decrease of self-produced coal resulted in the decrease of RMB1.7606 billion of coal sales income; the sales income of externally purchased coal decreased by RMB19.2494 billion; increase of methanol’s sales income by RMB1.0693 billion.

(2)	Impact analysis of new products and new business

Not applicable.

30	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

(3)	Major customers

The following table sets out the sales income and the percentage of the Group’s total sales income from the Group’s five largest customers in 2015:

No.	Customers	Sales income (RMB’000)	Percentage of the Group’s total sales income (%)	Connected or related relationships with the Group (yes/no)

1	Shanxi Lu’an Mining (Group) Rizhao International Trading Co., Ltd.	3,680,519	10.11	No
2	Shaanxi Iron & Steel Group Hancheng Iron & Steel Co., Ltd.	3,327,477	9.14	No
3	Shanxi Yangmei Chemical International Business Co., Ltd.	2,288,279	6.29	No
4	Shanxi Xishan Coal and Electricity Trade Co., Ltd.	1,667,394	4.58	No
5	Shanxi Jicheng Anthracite Mining International Trading (Rizhao) Co., Ltd.	1,663,394	4.57	No

	Total	12,627,063	34.69	—

(4)	Operational Analysis by Industries, Products or Regions

Main business by industries

						Unit: RMB’000
		Sales income (RMB’000)	Cost of Sales (RMB’000)	Gross Profit (%)	Increase/ decrease in sales income as compared with that of last year (%)	Increase/ decrease in cost of sales as compared with that of last year (%)	Increase/ decrease in gross profit as compared with that of last year (percentage point)

1.	Coal business	32,875,951	25,610,791	22.10	-43.84	-48.06	6.33
2.	Railway transportation business	327,311	227,488	30.50	-12.39	-9.06	-2.55
3.	Coal chemicals business	2,264,749	1,535,828	32.19	89.45	76.68	4.90
4.	Power generation business	598,608	476,513	20.40	147.88	198.34	-13.46
5.	Heat business	27,549	13,353	51.53	32.15	18.84	5.43
6.	Electrical and mechanical equipment manufacturing	309,918	307,600	0.75	—	—	—

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Chapter 05    Management Discussion and Analysis

Main business by products

		Sales income (RMB’000)	Cost of Sales (RMB’000)	Gross Profit (%)	Increase/ decrease in sales income as compared with that of last year (%)	Increase/ decrease in cost of sales as compared with that of last year (%)	Increase/ decrease in gross profit as compared with that of last year (percentage point)

1.	Coal business	32,875,951	25,610,791	22.10	-43.84	-48.06	6.33
2.	Railway transportation business	327,311	227,488	30.50	-12.39	-9.06	-2.55
3.	Coal chemicals business	2,264,749	1,535,828	32.19	89.45	76.68	4.90
4.	Power generation business	598,608	476,513	20.40	147.88	198.34	-13.46
5.	Heat business	27,549	13,353	51.53	32.15	18.84	5.43
6.	Electrical and mechanical equipment manufacturing	309,918	307,600	0.75	—	—	—

Main business by regions

	Sales income (RMB’000)	Cost of Sales (RMB’000)	Gross Profit (%)	Increase/decrease in sales income as compared with that of last year (%)	Increase/decrease in cost of sales as compared with that of last year (%)	Increase/decrease in gross profit as compared with that of last year (percentage point)

Domestic	28,686,244	22,072,854	23.05	-45.79	-49.22	3.43
Overseas	7,717,842	6,098,719	20.98	3.48	-14.48	17.96

About main business by Industries, Products or Regions

Please see the sales details of above business segments in the Note 6 of financial statement prepared in accordance with the IFRS and the Note XVI.6 of financial statement prepared in accordance with the CASs.

(5)	Production and sales

Please see the sales details of business segments in the operation of business segments of this chapter.

32	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

(6)	Cost analysis

						Unit: RMB’000
By sectors
	Components of costs		2015 (RMB’000)	Percentage of total cost in 2015 (%)	2014 (RMB’000)	Percentage of total cost in 2014 (%)	Percentage of increase/ decrease as compared with that of last year (%)

I.	Cost of Self-produced coal		13,355,668	100.00	17,932,730	100.00	-25.52
	1.	materials	2,040,354	15.28	3,152,706	17.58	-35.28
	2.	salary and employee benefits	4,486,531	33.59	6,238,723	34.79	-28.09
	3.	electricity power	473,303	3.54	618,798	3.45	-23.51
	4.	depreciation	2,096,790	15.70	2,179,736	12.16	-3.81
	5.	subsidence expenses	1,300,566	9.74	1,269,194	7.08	2.47
	6.	environmental protection expenses	—	—	40,555	0.23	-100.00
	7.	amortization of mining right	719,821	5.39	1,113,443	6.21	-35.35
	8.	others	2,238,303	16.76	3,319,575	18.51	-32.57
II.	Cost of externally purchased coal		12,255,123	—	31,372,479	—	-60.94

III.	Total		25,610,791	—	49,305,209	—	-48.06

Cost analysis and other illustrations

Description of the cost analysis

The Group’s sales cost in 2015 was RMB28.1716 billion, representing a decrease of RMB22.4262 billion or 44.3% as compared with that of 2014. It was mainly due to: a decrease of RMB23.6966 billion in respect of coal sales cost; An increase of RMB1.5358 billion in respect of methanol sales cost.

As the cost of coal sales accounts for 91% of the Group’s total cost of sales, the above table only sets out the analysis of the Group’s cost components of coal sales.

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Chapter 05    Management Discussion and Analysis

Major suppliers

The following table sets out the amount and percentage of goods and services purchased from the Group’s five largest suppliers in 2015:

No.	Suppliers	Purchasing amount (RMB’000)	Percentage of the Group’s total purchasing amount (%)	Connected or related relationships with the Group (yes/no)

1	Xinxing Ductile Iron Pipes Group Resources Investment Development Co., Ltd.	3,574,589	7.22	No
2	Xishan Coal and Electricity (Group) Co. Ltd. Multiply Coal Transporting and Marketing Branch	3,550,862	7.17	No
3	Shanxi Jincheng Anthracite Mining International Trading (Rizhao) Co., Ltd.	2,136,620	4.32	No
4	Wuhu Xinxing Ductile Iron Pipes Co., Ltd.	1,882,415	3.80	No
5	Yankuang Group Company Limited	1,734,187	3.50	Yes

	Total	12,878,673	26.01	—

2.	Expenses and others

The revenue from investment in associated enterprises by the Group for the year 2015 is RMB502.4 million, increased by RMB191.8 million or 61.7% as compared with that of 2014. This was mainly due to the increase of investment gains of RMB122.9 million and RMB45.345 million, respectively, from Huadian Zouxian Power Generation Co., Ltd. and Shaanxi Future Energy Chemicals Company Limited (“Future Energy Company”) on the equity basis.

The losses in joint venture investment by the Group is RMB170.5 million for the year 2015, decreased by RMB150.4 million or 46.9%. This is mainly caused by investment losses in Middlemount JV decreased by RMB139.9 million.

The income tax of the Group for the year 2015 is RMB489.6 million, decreased by RMB623.2 million or 56.0% as compared with that of 2014. This is mainly due to tax payable decreased on YoY level in corresponding to profit decrease.

34	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

3.	Research and Development Expenditure

The following table sets out the Research and Development expenditure

Unit: RMB’000

Expensing Research and Development expenditure in 2015 (RMB’000)	38,072
Capitalized Research and Development expenditure in 2015 (RMB’000)	0
Total (RMB’000)	38,072
Percentage of total Research and Development expenditure to sales income (%)	0.10
Percentage of capitalized expenditure of Research and Development (%)	0

Elaboration of R&D Expenditure

The Group aims to optimize and upgrade industrial structure and emphasize on achieving breakthroughs of core technology. The Group will adhere to the principle of collaboration with external parties, integrating complementary industries, promoting innovation, achieving breakthrough in key technologies and striving for rapid development. The Group also advocates the innovative development strategy through which to realize automated operation, switch to high-value products, achieve independence in technology and achieve IT-based management, low-carbon development as well as international standard operation to enhance the Group’s capability for independent innovation and make the Group an innovative enterprise.

In 2015, the Group spent RMB38.072 million in research and development and completed 82 scientific and technological results, of which 20 projects reached advanced international standards, obtained 47 technological patents and received 26 technological rewards at the provincial and ministerial levels.

4.	Capital Sources and Use

In 2015, the Group’s principal source of capital was the cash flow from operations, bond issuance and bank loans. The Group has utilized its capital mainly for the payment of operating expenses, purchase of property, machinery and equipment, payment of dividends to the Shareholders, payment of the acquisition of assets and equities.

The Group’s capital expenditure for the purchase of property, machinery and equipment for the year 2015 was RMB9.8685 billion, representing an increase of RMB4.4644 billion or 82.6% as compared with RMB5.4041 billion in 2014, which was mainly due to the increase of capital expenditure in Donghua Heavy Industry and the Group’s major coal projects construction.

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Chapter 05    Management Discussion and Analysis

(III)	Elaboration of significant net revenue changes due to non-core business

In 2015, the effect of the Group’s non-core business on net income attributed to the Group’s shareholders during this reporting period is as follows:

Affected by the weak coal market, the Company accrued RMB326.9 million goodwill impairment provision.

Through repurchasing of USD bond, sales of AFS financial assets and other measures, the Company realized RMB300.8 million investment income, which impacted the net income attributable to shareholders of the Company by RMB225.6 million.

The changes of profit in Huadian Zouxian Power Generation Co., Ltd., Future Energy Company, Yankuang Group Finance Company Limited (“Yankuang Finance Company”) and Middlemount JV resulted in the increase of long-term equity investment income on the equity basis by RMB324.3 million on YoY level.

(IV)	Assets and Liabilities

Table for the analysis of changes in assets and liabilities items

					Unit: RMB’000
Item	Closing amount of 2015	Percentage to total assets in 2015 (%)	Closing amount of 2014	Percentage to total assets in 2014 (%)	Percentage of increase/ decrease in closing amount (%)	Note

Bank deposits and cash	20,175,120	14.16	15,041,928	11.30	34.13	1
Bank guarantee	2,995,066	2.10	5,154,296	3.87	-41.89	2
Assets held for sale	7,740,520	5.43	0	0	—	3
Security investment	944,410	0.66	388,764	0.29	142.93	4
Liabilities held for sale	1,520,831	1.07	0	0	—	5

Note:

1.	Restricted bank guarantee deposit reduced by RMB2.1592 billion; Short-term borrowings increased by RMB2.8476 billion.
2.	Restricted bank guarantee deposit was reduced for repayment of bank loan.
3.	The total assets of Watagan Mining Company Pty. Ltd. (“Watagan Company”) at the end of the reporting period was RMB7.7405 billion.
4.	The Company increased its equity investment in Qilu Bank by RMB797.7 million; The security investment decreased by RMB272.3 million for reducing its stake in Shenergy and Lianyungang.
5.	The total liabilities of Watagan Company as at the end of the reporting period was RMB1.5208 billion.

36	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

Other information

(1)	Debt on equity ratio

As at 31 December 2015, the equity attributable to the equity holders of the Company and the bank loans amounted to RMB35.3699 billion and RMB69.4798 billion respectively, representing a debt to equity ratio of 196.4%.

For detailed information on borrowings, please refer to Note 36 of the financial statements prepared under IFRS.

(2)	Contingent liabilities

For details of the contingent liabilities, please see Note 56 of the Financial Statements prepared under the IFRS.

(V)	Analysis of industrial business information

1.	Main situation of coal business

Please see the sales details of business segments of 2015 in the operation of business segments of this chapter.

2.	Coal reserves

Please see reserve details of operating coal mines in the relative contents of “Chapter 14 Appendix”.

3.	Other description

(1)	The surrounding transportation of main mining areas

The Group’s mines located in Shandong are mainly directly connected to users through its own rail network or connected to national railways, and meanwhile connected to riverside regions or coastal regions through Beijing-Hangzhou Grand Canal or Rizhao Port. In Shanxi province, the Group transports coal to ports of Hebei, Shandong, Qinhuangdao and other regions through Yangquang-Shexian railway located around Tianchi Coal Mine, which belongs to Shanxi Neng Hua. In Inner Mongolia autonomous region, through Baotou-Shenmu railway or trucks, the Group transports the coal produced by Anyuan Coal Mine and Wenyu Coal Mine to Hebei province and surrounding regions.

Australian Premier Coal Mine signed a long-term supply contract with the power plant, which belongs to the Western Australia. The coal from Premier is transported to the power plant through the belt conveyor, and to other user through railway. The coal from mines of east Australia is transported to Newcastle Port, Gladstone Port and other ports through railways of third parties, then transported to Korea, Japan and other regions through sea freight.

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Chapter 05    Management Discussion and Analysis

(2)	Major mine construction project

As at the disclosure date of this report, the progress of the Group’s major mine construction projects is as follows:

No.	Description	Design capacity (10,000 Tonnes/Year)	Investment amount as at the end of the reporting period (RMB100 million)	Construction progress

1	Zhuanlongwan Coal Mine	500	90.87	This project has obtained approval by NDRC.
2	Shilawusu Coal Mine	1,000	23.24	The examination and approval procedure of this project is in the progress.
3	Yingpanhao Coal Mine	1,000	25.51	The examination and approval procedure of this project is in the progress.
4	Wanfu Coal Mine	180	10.22	This project has obtained approval by NDRC.
5	Stage II of Moolarben Coal Mine	1,000	AUD175 million	This project has obtained approval by Project Appraisal Committee of Planning Department, NSW, Australia.

	Total	3,680	158.35	—

Notes :

1.	Stage II of Moolarben coal mine includes a new open cut and a new underground mine with newly-designed raw coal production capacity of 10 million tonnes per year.
2.	The exchange rate of AUD against RMB in the above table was calculated on AUD1=RMB4.8629.

38	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

(VI)	Analysis of Investment

(All financial data contained in this section is calculated under CASs)

1.	Overall analysis of the Group’s external equity investment

(1)	Significant equity investment

In 2015, the external equity investments made by the Group amounted to RMB5.2184 billion. The relevant information of projects invested is set out as follows:

No.	Projects of external equity investment	Total investment amount of projects (RMB 100 million)	The Group’s investment amount (RMB 100 million)	Name of the invested company	Main business	The Company’s equity interest in the invested company

1	Acquisition of the equity and relative coal resources of Haosheng Co., Ltd. held by Inner Mongolia New Yangtze Investment Co., Ltd.	8.859	1.374	Inner Mongolia Haosheng Coal Mining Co., Ltd.	Development of coal mine project	11.59%

2	Increase the registered capital of Zhongyin Financial Leasing	15.000	15.000	Zhongyin Financial Leasing Co., Ltd.	Financial Leasing	—

3	Increase the registered capital of Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd	0.070	0.070	Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd	Coal processing technology consultance, and production management and contracted operation of preparation plant	—

4	Subscription of placing shares of Qilu Bank Co., Ltd.	7.829	7.829	Qilu Bank Co., Ltd.	RMB, foreign exchange and other business approved by authorities	8.67%

Annual Report 2015	39

Chapter 05    Management Discussion and Analysis

No.	Projects of external equity investment	Total investment amount of projects (RMB 100 million)	The Group’s investment amount (RMB 100 million)	Name of the invested company	Main business	The Company’s equity interest in the invested company

5	Equity investment to Shanghai CIFCO Futures Co., Ltd.	2.646	2.646	Shanghai CIFCO Futures Co., Ltd.	Commodity futures broker, financial futures broker, futures investment consultant	33.33%

6	Establishment of Shandong Duanxin Supply Chain Management Holding Co., Ltd.	2.000	2.000	Shandong Duanxin Supply Chain Management Holding Co., Ltd.	Logistics, warehousing and leasing	100%

7	Acquisition of 100% equity of Donghua Heavy Industry Co., Ltd.	6.760	6.760	Yankuang Donghua Heavy Industry Co., Ltd.	Electrical and mechanical equipment manufacturing	100%

8	Increasing registered capital of Duanxin Investment Holding (Beijing) Co., Ltd.	8.100	8.100	Duanxin Investment Holding (Beijing) Co., Ltd.	project investment, corporate management, investment management, corporate management and investment consultation	—

9	Establishment of Qingdao Zhongyin Ruifeng International Trade Holding Co., Ltd. in controlled stock	1.020	1.020	Qingdao Zhongyin Ruifeng Internation Trade Holding Co., Ltd.	International trade	51%

	Total	52.284	44.799	—	—	—

Note:	All external equity investments in the abovementioned table are funded by the group’s own fund reserve and none of them is involved in lawsuits.

40	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

(2)	Major non-equity investment

Not applicable.

(3)	Financial assets measured at fair value

1)	Shares of other listed companies held by the Company as at the end of the reporting period

						Unit: RMB’000
Stock code	Stock abbreviation	Cost of initial investment	Percentage of ownership (%)	Book value at the end of the reporting period	Gains or losses during the reporting period	Changes in shareholders’ equity during the reporting period	Accounting items

600642	Shenergy	77,277	0	0	153,218	34,335	Available-for-sale financial asset
601008	Lianyungang	1,760	0.0089	610	7,390	-1,111	Available-for-sale financial asset

Total		79,037	—	610	160,608	33,224	—

Note:	“Gains or losses during the reporting period” in the abovementioned table refers to the impact of related investment on net gains in the consolidated statement of the Group during the reporting period.

Shareholding reduction of Shenergy and Lianyungang:

During the reporting period, the company reduced its stocks of 36,499,577 shares in Shenergy and 1,703,699 shares in Lianyungang at an average price of RMB7.46 share and RMB6.73 share respectively, which contributes profit gains after commission and taxes of RMB194.558 million and RMB9.774 million respectively. As at the end of the reporting period, the Company held 90,301 shares of Lianyungang.

Annual Report 2015	41

Chapter 05    Management Discussion and Analysis

2)	Equity interests in non-listed financial corporations held by the Company at the end of the reporting period

						Unit: RMB’000
Corporations	Initial investment	Percentage of share capital at the end of the reporting period (%)	Book value at the end of the reporting period	Gains or Losses during the reporting period	Changes in shareholders’ equity during the reporting period	Accounting items	Source of shares

Yankuang Group Finance Company Limited	250,000	25	357,410	47,102	47,102	Long-term equity investment	Investment to set up
Shandong Zoucheng Jianxin Rural Bank	9,000	9	0	0	0	Available-for-sale financial asset	Investment to set up
Qilu Bank Co., Ltd.	782,948	8.67	797,720	24,621	35,700	Available-for-sale financial asset	Share purchase
Shanghai CIFCO Futures Co., Ltd.	264,560	33.33	271,911	7,351	7,351	Long-term equity investment	Share purchase

Total	1,306,508	—	1,427,041	79,074	90,153	—	—

Note:	“Gains or losses during the reporting period” in the abovementioned table refers to the impact of related investment on net gains in the consolidated statement of the Group during the reporting period.

42	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

(VII)	Major Assets and Equity Sale

Not applicable.

(VIII)	Analysis of Major Controlled Companies and Stake-sharing Companies

							Unit: RMB’000
		Nature of business	Main products or services	Registered capital		31 December 2015		Net profit for the year 2015
Name of company						Total assets	Net assets

1.	Controlled companies
	Yulin Neng Hua	Energy and chemicals	Methanol		1,400,000	1,901,382	1,219,152	96,289
	Shanxi Neng Hua	Energy	Coal		600,000	968,630	-21,556	-39,583
	Heze Neng Hua	Energy	Coal		3,000,000	6,049,686	3,624,492	70,298
	Ordos Neng Hua	Energy and chemicals	Coal and methanol		8,100,000	19,619,761	5,798,026	-367,227
	Yancoal Australia	Energy	Coal	AU$	656.7 million	37,188,362	7,981,320	-1,418,695
	Yancoal International	Investment management and energy	Investment projects management and coal	US$	689.31 million	17,172,975	2,947,171	308,435
	Shandong Zhongyin Logistics and Trade Co., Ltd.	Logistics and trade	Coal and mining equipment sales, storage, etc.		300,000	816,755	316,259	1,279
	Hua Ju Energy	Power generation	Power and heat		288,590	1,468,862	1,307,438	138,368
	Shandong Yanmei Shipping Co., Ltd.	Transportation of goods	Shipping by river		5,500	66,181	22,902	2,911
	Zhong Yan Trading Co., Ltd. of Qingdao Bonded Area	Trade	Trade and storage		2,100	17,304	7,654	224
	Inner Mongolia Haosheng Coal Mining Co., Ltd.	Energy	Coal		904,900	3,099,589	855,264	-16,276
	Shandong Coal Trading Center Co., Ltd.	Service	Coal trading		100,000	341,397	83,271	-6,920
	Shangdong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Trade	Trade and storage		300,000	1,224,666	340,542	8,472
	Zhongyin Financial Leasing Co., Ltd.	Financial leasing	Lease and financial leasing		2,060,000	6,831,883	2,067,130	3,008
	Duanxin Investment Holding (Beijing) Co., Ltd.	Investment	Project investment, investment management, etc.		810,000	813,742	812,503	2,503
	Shandong Duanxin Supply Chain Management Co., Ltd.	Logistics	Freight transportation and freight forwarding		200,000	240,777	197,237	-2,763

Annual Report 2015	43

Chapter 05    Management Discussion and Analysis

						Unit: RMB’000
		Nature of business	Main products or services	Registered capital	31 December 2015		Net profit for the year 2015
Name of company					Total assets	Net assets

	Yankuang Donghua Heavy Industry Co., Ltd.	Manufacturer of electronic and mechanical equipment	Sales and production of mine equipment, electronic machinery, rubber product and etc.	370,568	4,759,063	262,086	31,824
	Qingdao Zhongyin Ruifeng International Trade Co., Ltd.	Trade	Trade and storage	200,000	292,169	200,081	81
2.	Stake-sharing companies
	Huadian Zouxian Power Generation Company Limited	Electricity power generation	Electricity power and heat	3,000,000	5,768,121	3,433,663	1,024,050
	Yankuang Group Finance Company Limited	Finance	Financial services	1,000,000	8,300,371	1,429,642	171,260
	Future Energy Chemical Company	Energy & chemicals	Coal and coal into oil	5,400,000	17,229,912	6,417,372	562,782
	Shanghai CIFCO Futures Co., Ltd.	Finance	Futures broker	300,000	3,990,197	766,269	45,565

Yancoal Australia

Yancoal Australia experienced a loss of RMB1.4187 billion for the year 2015 as compared with loss of RMB1.8465 billion in 2014. The significant reduction of losses is due to an reduction of interest expenses of RMB 0.5989 billion for issuing convertible bond in 2015.

For detailed information of the operation of Yancoal Australia, please refer to the section headed “Operation of business segments” in this chapter.

Heze Neng Hua

Heze Neng Hua achieved a net profit of RMB70.298 million for the year 2015, representing a decrease of RMB249.3 million or 78.0%, which was mainly due to: the fall of coal price resulted the net income decreased by RMB360.5 million; The reduction of sales cost of coal resulted the net income increased by RMB84.853 million.

For detailed information of the operation of Heze Neng Hua, please refer to the section headed “Operation of business segments” in this chapter.

44	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

Yulin Neng Hua

Yulin Neng Hua achieved net income of RMB96.289 million for the year 2015, decreased by RMB228.8 million or 70.4% as compared with the corresponding period. And the net income decreased by RMB201.5 million for the drop of methanol price.

For details of the operation of Yulin Neng Hua, please refer to the section headed “The Operation of Business Segment”.

(IX)	Changes in variable interest entities controlled by the Company

Watagan Company is a SPV company incorporated by Yancoal Australia for purpose of issuing company bond overseas in US dollars. It owns and operates three coalmines in New Sales Wales Australia and plans to raise fund of US$0.95 billion by issuing company bond on 31 March 2016.

The company bond will be issued in two tranche, of which the cap of the first tranche is US$0.76 billion; and the cap of the second tranche is US$0.19 billion. The annual bond interest rate for the first tranche is about 8.55%, and that of the second tranche ranging from 0% to 15%, which will be determined upon the EBITDA of the bond issuer and its subsidiaries. Yankuang Group will facilitate support to the transaction by authorizing the fund raiser to place options. Those options are privileged to be transferred to Yankuang Group at the par value in event that the term of exercise of three years, five years and nine years is due. Yankuang Group will also provide guarantee for the bond issuer to fulfill all related obligation arising from borrowings from Yancoal Australia in assets acquisition.

Once the bond was successfully issued, the fund raiser will hold a controlling position in the board of the shell company, and bear all risks from coal industry and company operation. From the accountants’ point of view, Yancoal Australia will no longer be the controlled shareholder of the Watagan (and its assets). Therefore, the investment of Yancoal Australia in Watagan Company is included as investment on equity bases.

III.	DISCUSSION AND ANALYSIS ON FUTURE DEVELOPMENT OF THE COMPANY

(I)	Industry Competition Pattern and Development Tendency

For details of industry competition pattern and development tendency of the Company, please refer to the section headed “Chapter 4 Chairman’s Statement”.

(II)	Development Strategy and Operation Plan of the Company

As for the development strategy and operation plan, please refer to the section headed “Chapter 4 Chairman’s Statement”.

The related operation plans does not constitute any substantive commitment to investors and investors are reminded of the investment risks and the difference between the operation plan and results commitment.

Annual Report 2015	45

Chapter 05    Management Discussion and Analysis

(III)	Capital Expenditure Plan

The Group’s capital expenditure for the year 2016 is expected to be RMB8.4964 billion, which is mainly sourced from the Group’s internal resources, bank loans and bond issue.

The capital expenditure for the year 2015 and the estimated capital expenditure for the year 2016 of the Group are set out in the following table:

	2016 (Estimated) (RMB million)	2015 (RMB million)	Capital expenditure for main project for year 2016

The Company	998.47	2,669.50	Maintenance fee for normal production, safety and technical renovation investment
Shanxi Neng Hua	129.70	188.68	Maintenance fee for normal production, safety and technical renovation investment
Yulin Neng Hua	46.86	55.08	Investment expenditure for Environmental protection and safety equipment
Heze Neng Hua	913.62	835.72	Investment expenditure of RMB612 million for Wanfu coalmine construction
Hua Ju Energy	89.46	20.81	Investment expenditure for environmental renovation
Ordos Neng Hua	2,694.60	1910.22	Construction investment for Zhuanlongwan coalmine and Yingpanhao coalmine
Haosheng Company	921.18	1216.66	Construction investment for Shilawusu coalmine and preparation plant
Yancoal Australia	1,588.00	1649.02	Construction investment of RMB1,238 million for Moolarben coalmine Phase II project
Yancoal International	355.50	246.37	Investment expenditure of RMB265 million for exploitation of Canadian potash resource
Donghua Heavy Industry	753.03	1,071.65	Purchase expenditure of RMB676 million for mining equipment
Zhongyin Lease	6.00	4.8	Maintenance fee for normal production

Total	8,496.42	9,868.51	–

The Group possesses relatively sufficient cash and financing facilities, which are expected to meet the operation and development requirements.

46	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

(IV)	POSSIBLE RISKS

Risks arising from macro-economy

World economy is still in the adjustment and differentiation and weak in recovery as the demand for main economic entity contracts and prices for bulk commodity decrease sharply. Some deeply rooted issues and problems of domestic economy appear constantly; downturn trends of investment and industry extend; traditional kinetic energy continues to slack; market demands are sluggish generally; all these factors make the economic downturn pressure remain high. The coal industry will face multiple pressures including “production restriction”, “credit restriction”, etc. with limited energy consumption in total, enhanced requirements for environmental protection, intensified market competitiveness.

Counter measures: The Group implements the “Two Engines” Strategy which will accelerate the integration and promotion between industrial capital and financial capital to boost the transformation from “industry operation” to “industry-finance integration, wealth appreciation”; enhance the intensive and large-scale operation level to create the new advantage of entity industry development; give full play to resource advantages at home and abroad to establish the cooperative and shared operation mechanism; innovate the capital operation, strategic cooperation, “Internet +”, business model, technology research & development and control methods to release the energy to innovate and create efficiency mostly.

Risks arising from safety production

Although the entire management level of safety production is above the industry average, coal mining, coal chemical and power generation, the three main business sectors of the Group are of high hazardous nature and of complex uncertainties caused by production environment, natural disaster, etc.. Safety production is significant to the sustainable and stable development of the company.

Counter measures: The Group will reinforce the safety advancing pre-control, deepen the implementation of technical evaluation on safety production, strengthen the responsibility to check, govern, prevent and control the potential safety hazard at different levels; intensify the implementation of pre-warning controlling system, highlight the dynamic monitoring and tracking treatment for key parts of coal chemicals and power system, increase the supervision on the weak link; accelerate safety assessment, promote the reversed investigation mechanism for A-level hidden danger responsibility, focus on the source check and radical treatment, firmly prevent all kinds of accidents, and realize continuous safety production for ten years.

Annual Report 2015	47

Chapter 05    Management Discussion and Analysis

Risks arising from product price fluctuations

Affected by various factors, such as continuous downturn of economy, structure adjustment, economic transformation, environment protection management, the demand for coal will be further decreasing. Moreover, on the condition that the severe oversupply of coal production capacity cannot be eased in the short run and the protruding imbalance of supply and demand, the downturn pressure of coal price is remain grim.

Counter-measures: The Group will innovate marketing model, set up professional and collective marketing system, establish internet plus marketing model to form a modern marketing network with data and information support and expand market value-added channel. The Group lays special emphasis on marketing strategy of products with high value-added and clean coal, increase market R&D and maintenance on steel, coking and chemical industries, promote client’s big data and marketing mathematical model, and improve market dynamic analysis mechanism by means of digitalization and informalization. Furthermore, the Group will apply “income matches with contribution” marketing assessment and incentive mechanism to motivate synergic vitality of all employees.

Risks arising from product trade

The coal trade volume of the Group has been significantly increasing in recent years. Affected by the imbalance of coal supply and demand and fluctuation in coal price, the profitability of coal trade was at a low level. Meanwhile, prepayments in coal trade occupied large amount of money due to the market downturn and prudent attitude in bank loan. Thus we face the risk in fund management.

Counter-measures: The Group will stick to risk control and prevention and attach equal importance to quantity and efficiency, establish sound trade operation mechanism, maintain a strict standard on client’s access and contract signature and enhance process review and approval procedure for advance payment. Besides, we will coordinate domestic and international trade, intensify entity trade by relying on trade platforms in Singapore and Hong Kong, expand trade scale through M&A and cooperation at an appropriate time to ensure the synchronized growth of scale and efficiency in product trade.

Risks arising from accounts receivable

As the sluggish and continuous downturn of coal’s down-stream products, loan tightening of financial institutions and recovery of bank loan before maturity in a large scale, the capital chains of several clients will experience an impeded operation characterizing extended period of turnover and weak solvency. Thus we face the risk of more difficulties in payment collection.

Counter-measures: In accordance with the principle of “prevention beforehand, control in process and remedy afterwards”, we will implement life-cycle management on accounts receivable and improve and intensify receivables, strengthen credit risk control and prevention and strictly control amount of payment in advance and credit sale, implement measures by different category and formulate fund clearance and receiving scheme one by one with completion before deadline;, and apply lifelong responsibility on accounts receivable to effectively lower the risk from fund security.

48	Yanzhou Coal Mining Company Limited

Chapter 05    Management Discussion and Analysis

Risks arising from project implementation

The construction projects of the Group cover wide areas with great investment amount. Several projects in progress are in the process of performing the procedure for approval. As the approval for a project is up to administrative examination and approval by governments at various levels and affected by the government’s policies on dissolving coal production capacity, we face the risk in extension of approval and more difficulties in approval obtainment.

Counter-measures: The Group will attach great importance to the project’s procedure for approval and ensure the construction of projects in compliance with legal procedures under the guidance of specified responsibility, personnel, time limitation, and award & punishment rules. The Group will built up LEAN project management mechanism, increase risk mortgage money and stringently conduct “4 controls”, namely: safety, quality, time schedule and construction cost. We will enhance scheduling system on key projects to master the project progress dynamically and solve various problems occurring construction of project in time so that the project can be effectively pushed forward.

(V)	Others

1.	The Impact of Exchange Rate Changes

The impacts of exchange rate fluctuations on the Group were mainly reflected in:

(1)	the overseas coal sales income as the overseas coal sales of the Group are denominated in U.S. dollars and Australian dollars;

(2)	the exchange gains and losses of the foreign currency deposits and borrowings;

(3)	the cost of imported equipment and accessories of the Group.

Affected by the changes in foreign exchange rates, the Group had exchange loss of RMB201.8 million during the reporting period. For details of the exchange gain and loss, please see Note 9 to the financial statements prepared under IFRS.

To manage foreign currency risks arising from the expected revenue, Yancoal Australia has entered into foreign exchange hedging contracts with a bank. For details of the foreign exchange hedging contracts, please see Note 45 to the financial statements prepared under IFRS or Note VII. 77 and Note XI to the financial statements prepared under the CASs.

To hedge the exchange losses of USD loan arising from the fluctuation of foreign exchange, Yancoal Australia and Yancoal International have taken foreign exchange hedging measures to such debt on the accounting basis, which effectively mitigated the impact of exchange loss on the current profit.

Save as disclosed above, the Group did not take foreign exchange hedging measures on other foreign currencies and did not plan to further hedge the exchange rate between RMB and foreign currencies.

Annual Report 2015	49

Chapter 05    Management Discussion and Analysis

2.	Taxation

In 2015, the Company and all its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% on its taxable profits. Yancoal Australia and Yancoal International are subject to a tax rate of 30% and 16.5%, respectively on their taxable profits.

3.	Employees’ Pension Scheme

For details of the employees’ pension scheme of the Company, please refer to Note 52 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

4.	Housing Scheme

According to the “Provision of Labor and Services Agreement” (which is referred to in the section headed “IV. Major Connected/Related Transaction” under “Chapter 5 Significant Events”), Yankuang Group is responsible for providing dormitories to its own employees and the employees of the Group. The Group and Yankuang Group share the sundry expenses relating to the provision of such dormitories on a pro-rata basis based on their respective numbers of employees and the amount negotiated by the parties. Such expenses amounted to RMB137.2 million and RMB137.2 million in 2015 and 2014, respectively.

Since 2002, the Group has been paying to its employees a housing allowance for the purchase of employee residences, which is based on a fixed percentage of the employees’ wages. In 2015, the employees’ housing allowances paid by the Group amounted to RMB454.005 million in total.

For details of the housing scheme, please refer to Note 53 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

5.	Donation

The Group made donations in an aggregate amount of RMB7.392 million in 2015.

IV.	REASONS FOR FAIL TO MAKE DISCLOSURE IN PURSUANT TO THE RELEVANT RULES

Not applicable.

50	Yanzhou Coal Mining Company Limited

Chapter 06

Significant Events

I.	RESERVES, PROFIT DISTRIBUTION OR CAPITAL RESERVES TRANSFERRED TO SHARE CAPITAL PLAN

(I)	Formulation, Implementation or Adjustment of Cash Dividend Policy

The cash dividend policy was specified in the Articles as follows: the calculation of profit after tax of the Company for an accounting year was based on the financial statements prepared in accordance with the CASs, IFRS or overseas accounting standard under which the shares were traded. The Company will choose the lowest profit after tax under the above accounting policies when paying the dividend. The dividends shall be paid in the form of cash, shares or a combination of cash and shares. In the event that conditions for distribution of cash dividend are met, cash dividend shall be distributed prior to share dividend. On the condition that the Company distributes profit after tax of that year, 10% of profit shall be withdrawn to be recognized as statutory reserve. The Company can not withdraw statutory reserve any longer when the accumulated statutory reserve reaches more than 50% of the registered capital of the Company. Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorize the board of directors to declare and pay final dividends. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting. There should at least be a 6-month accounting period interval when the Company distributes cash dividends. On the premise of securing the Company’s sustainable development and provided that the Company has recorded a profit in a particular year and that its accumulated undistributed profit is positive, the Company’s cash dividends shall account for approximately 35% of the Company’s net profit after statutory reserve for that particular year, unless the Company has scheduled significant investments or significant cash requirements. On the premises that the Company’s operation is in good condition and that the Board considers the distribution of share dividends is beneficial to the overall interest of all shareholders of the Company due to a mismatch between the Company’s stock price and its scale of share capital and in other necessary circumstances, the Company may distribute dividends in the form of shares.

The 2014 annual general meeting of the Company held on 22 May 2015 approved the Company’s dividend distribution plan, which allowed the Company to distribute 2014 cash dividends of RMB98.368 million (tax inclusive) to the Shareholders, i.e., RMB0.02 per share (tax inclusive). As at the date of this annual report, the 2014 cash dividends have been distributed to the Shareholders.

The profit distribution plan of the Company, in pursuant with the Articles, is formulated after debriefing and fully considering the opinions and demands of the shareholders of the Company, especially shareholders holding minor shares, and is executed upon approval by the independent directors (independent non-executive directors stipulated in the Hong Kong Listing Rules), the board meeting and the general meeting.

Annual Report 2015	51

Chapter 06    Significant Events

(II)	Cash Dividends Scheme or Plan, Capital Reserve Transferred to Share Capital Scheme or Proposal for the Past Three Years (including the reporting period)

					Unit: RMB100 million
Year for Cash Dividend	Amount of share dividends for every 10 shares (shares)	Amount of cash dividends per every 10 shares (RMB yuan) (tax inclusive)	Shares Transferred for every 10 shares (shares)	Amount of cash dividend (tax inclusive)	Net profit attributable to the equity holders of the Company in the consolidated statements during the cash dividend distribution year	Percentage of net profit (%) attributable to the equity holders of the Company in the consolidated statements

2015	0	0.10	0	0.491	1,645	29.85
2014	0	0.20	0	0.984	7.662	12.84
2013	0	0.20	0	0.984	7.774	12.65

Note:	The calculation of the above-mentioned “net profit attributable to the equity holders of the Company” is based on the consolidated financial statement prepared in accordance with the IFRS.

1.	Profit Distribution Plan for 2015

(Prepared in accordance with IFRS)
Unit: RMB’000

Undistributed profits at the beginning of the year	29,469,081
Add: Net profit attributable to the shareholders of the Company	164,459
Less: Withdrawal of statutory surplus reserve	0
Ordinary shares dividends payable	98,368
Others	-658,394
Undistributed profits at the end of the year	30,193,566
of which: cash dividends proposed after the balance sheet date	49,120

As the accumulated statutory reserve of the Company accounted more than 50% of the registered capital, in return for the long-term support of the Shareholders, the Board proposed not to withdraw statutory reserve in 2015 and declare a cash dividend payable of RMB49.120 million (tax inclusive), being RMB0.01 per share (tax inclusive) after deduction H shares repurchase for the year 2015. This dividend distribution plan shall be submitted to the Shareholders for consideration at the 2015 annual general meeting and then distributed to all the Shareholders within 2 months (if approved). The 2015 annual dividend is expect to be distributed before the end of August 2016.

According to the Articles, cash dividends shall be calculated and announced in RMB.

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Chapter 06    Significant Events

2.	Reserves

For details of the changes of reserves for 2015 and distributable reserves as at 31 December 2015, please refer to Note 41 and Note 57 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

(III)	The Company should disclose the reasons, purpose and utilization plan for undistributed profits in details in the case of the profitable status and positive profit distributed by the parent company for ordinary shareholders, but without distribution scheme for ordinary share cash profit during the reporting period.

Not applicable.

II.	PERFORMANCE OF THE UNDERTAKINGS

(I)	Undertakings of the Company, Shareholders, Actual Controller, the Buyer, the Director, the Supervisors, Senior Management of Other Related Parties During the Reporting Period or Extended to the Reporting Period.

Background	Type	Undertaker	Undertakings	Undertaking Date and Deadline for performance	Have performance deadline or not	Perform timely and strictly or not

Undertakings related to IPO	Resolve horizontal competition	Yankuang Group	Avoidance of horizontal competition	Year 1997	No	Yes
			Yankuang Group and the Company entered into the Restructuring Agreement when the Company was carrying out the restructure in 1997, pursuant to which Yankuang Group undertook that it would take various effective measures to avoid horizontal competition with the Company.	Long-term effective

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Chapter 06    Significant Events

Background	Type	Undertaker	Undertakings	Undertaking Date and Deadline for performance	Have performance deadline or not	Perform timely and strictly or not

Other undertakings	other	Yankuang Group	Transfer of the mining right of Wanfu coal mine	Year 2005	Yes	Yes
			In 2005, the Company acquired equity interests of HezeNeng Hua held by Yankuang Group. At that time, Yankuang Group made such undertaking that: the Company had the right to acquire the mining right of Wanfu coal mine once obtaining such mining right is obtained 12 months later.	Within 12 months when Yankuang Group obtained the mining right of Wanfu coal mine

Other undertakings	other	Yankuang Group	Not reducing shareholding in the Company.	10 July 2015	Yes	Yes
			The Controlling Shareholder of the Company, Yankuang Group, undertook that it would not reduce its shareholding in the Company within 6 months.	10 July 2015 to 10 January 2016

Other undertakings	other	Directors, Supervisors, and Senior Management of the Company

Not reducing shareholding in the Company.

The Directors, Supervisors and Senior Management of the Company undertook that they would not reduce their respective shareholding in the Company during the period of their increase holding of A shares of the Company and within 6 months after completion of further increase.

				10 July 2015 During the period of their increase holding of A shares of the Company and within 6 months after completion of further increase.	Yes	Yes

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Chapter 06    Significant Events

(II)	During the Reporting Period, There was no Undertaking to Earnings Forecast Matter of Assets and Projects in the Company.

III.	FUNDS APPROPRIATIONS AND CLEARING PROGRESS

Not applicable.

IV.	EXPLANATION ON “NON-STANDARD AUDITOR’S REPORTS” OF CERTIFIED PUBLIC ACCOUNTANTS BY THE BOARD

(I)	Explanation on “Non-Standard Auditor’s Reports” of Certified Public Accountants by the Board and Supervisory Committee

Not applicable.

(II)	Analysis and Explanation of the Board on Reasons and Impacts on Changes in Accounting Policies, Accounting Estimates or Accounting Methods

Not applicable.

(III)	Analysis and Explanation of the Board on Reasons and Impacts on Amendments to Previous Significant Accounting Errors

Not applicable.

V.	APPOINTMENT AND DISMISSAL OF AUDITORS

Unit: RMB 10 thousand
Current Appointment

Name of the Certified Public Accountants (Domestic)	Shine Wing Certified Public Accountants
Remuneration of the Certified Public Accountants (Domestic)	290
Audit Service Term of the Certified Public Accountants (Domestic)	Since June, 2008
Name of the Certified Public Accountants (International)	Grant Thornton
Remuneration of the Certified Public Accountants (International)	365
Audit Service Term of the Certified Public Accountants (International)	Since December, 2010

	Name	Remuneration

Internal Control Audit	Shine Wing Certified Public Accountants	125
	Grant Thornton	110

Annual Report 2015	55

Chapter 06    Significant Events

During the reporting period, the auditing expense for examination and appraisal services on the annual audit and internal control system of overseas subsidiaries of the Company was AUD1.35 million.

The explanation on the appointment and dismissal of auditors

During the reporting period, the Company engaged Shine Wing Certified Public Accountants (special general partnership) (CPA in the PRC, excluding Hong Kong, hereinafter referred to as “Shine Wing Certified Public Accountants”), Grant Thornton (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) (overseas, HKCPA) hereinafter referred to as “Grant Thornton”) as its domestic and international auditors, respectively.

As approved at the 2014 annual general meeting on 22 May 2015, the Company engaged Shine Wing Certified Public Accountants and Grant Thornton as its domestic and international auditors of the Company for the year 2015.

During the reporting period, Shine Wing Certified Public Accountants was responsible for the examination and appraisal of the efficiency of internal control of the financial statements of the Company; Grant Thornton was responsible for the examination and appraisal of whether the internal control system of the Company was in compliance with the requirements of the US Sarbanes-Oxley Act.

During the reporting period, as approved at the general meeting, the Board was authorized to determine and pay the auditors’ remuneration. The Company was responsible for auditors’ on-site audit accommodation and meal expenses, but not for any other related expenses, such as travelling expenses.

The Board is of the view, other than the annual auditing fees, the other services fee paid by the Group to the reporting accountants will not have any impact on the independency of the auditors’ opinion.

The explanation on the change of auditors during the auditing period

The Company has not changed or dismissed the auditors during the auditing period

VI.	CIRCUMSTANCES ON FACING THE RISK OF SUSPENSION OF LISTING

Not applicable.

VII.	RELATED MATTERS ON BANKRUPTCY AND RECONSOLIDATION

Not applicable.

56	Yanzhou Coal Mining Company Limited

Chapter 06    Significant Events

VIII.	SIGNIFICANT LITIGATION AND ARBITRATION EVENTS

(I)	Litigation and Arbitration Events Disclosed in the Extraordinary Announcements and with No Subsequent Progress

Overview and type	Query index

The dispute arbitration in relation to the performance of the contract execution between Shanxi Neng Hua and Shanxi Jinhui Coke Chemical Co., Ltd.

In February 2005, Shanxi Nenghua entered into an asset swap contract and a material supply contract with Shanxi Jinhui Coke Chemical Co., Ltd. (“Shanxi Jinhui”), according to which, Shanxi Jinhui shall compensate Tianhao Chemical, the subsidiary of Shanxi Nenghua, its actual losses if Shanxi Jinhui fail to provide the land for lease, gas, water, electricity supply and rail transportation for the establishment and production of Tianhao Chemical. In addition, Shanxi Jinhui shall purchase all the equity interests in Tianhao Chemicals held by Shanxi Neng Hua to compensate the losses at a price not less than the total investment in Tianhao Chemical as well as the interest on bank loans over the same period, if Tianchi Chemical is unable to operate continually caused by Shanxi Jinhui’s default.

Shanxi Jinhui failed to fulfill the “contractual obligations to provide gas, middlings and land supply” and unilaterally suspended the gas supply. As a result, Tianhao Chemicals was unable to operate continually and subsequently ceased production of methanol in April 2012. In September 2013, Shanxi Neng Hua submitted the arbitration to Beijing Arbitration Commission, requesting Shanxi Jinhui to purchase all the equity interests in Tianhao Chemicals held by Shanxi Neng Hua and paid a total of RMB798.8 million comprising equity transfer and other losses in accordance with the contracts. Beijing Arbitration Commission performed hearing procedures after accepting this arbitration and didn’t form the arbitration tribunal.

For details, please refer to the announcement in relation to the update on the arbitration dated 24 August 2015. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

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Chapter 06    Significant Events

Overview and type	Query index

According to the hearing progress, in order to fully protect the interests of the Company, Shanxi Neng Hua applied to Beijing Arbitration Commission for withdrawal of the request for arbitration in August 2015 and received Beijing Arbitration Commission’s reply granting withdrawal of the Arbitration. As at the disclosure date of this Report, the Company and Shanxi Neng Hua are further studying the plan of dispute resolution. So the Company is unable to accurately estimate the impact of the litigation on the current profit and future profit.

The litigation on Coal Sales Contract between Zhongxin Daxie Fuel Co., Ltd. and the Company

Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”), as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court in September 2013, alleging a failure by the Company to perform its delivery obligations under a coal sales contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and damage in an amount of RMB163.6 million.

The Company has delivered goods to the third party designated by Zhongxin Daxie after the execution of the contract and Zhongxin Daxie has settled the payment with the Company. All the obligations have been fulfilled under the contract.

In April 2014, the Company received the Paper of Civil Judgment from the Shandong Provincial Higher People’s Court. It was the judgment of the Shandong Provincial Higher People’s Court at first instance that: Zhongxin Daxie’s appeal was rejected and the litigation fee of RMB0.8602 million shall be borne by Zhongxin Daxie, as the plaintiff of the litigation.

For details, please refer to the announcements in relation to the update on this litigation and the result on this litigation dated 29 April 2014, 30 June 2014 and 22 January 2016, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

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Chapter 06    Significant Events

Overview and type	Query index

On 30 June 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”), the Supreme Court has decided to accept Zhongxin Daxie’s appeal of judgment of the first instance of the litigation.

In January 2016, the Company received the Paper of Civil Judgment from the Supreme Court. It was the judgment of the Supreme Court at second instance that: Zhongxin Daxie’s appeal was rejected and the first instance judgment was upheld. Litigation fee of the first instance shall be enforced in accordance with the original judgment and litigation fee of the second instance of RMB0.8602 million shall be borne by Zhongxin Daxie. The judgment is final.

The Litigation has been awarded with final judgment by the Supreme Court. The Company is not liable in the Litigation. The Litigation does not have any impact on the current and future profit of the Company.

The bills dispute between Jinan Branch of China Minsheng Banking Corp. Ltd. (“Minsheng Bank”) and Yanzhou Coal

From May to August 2015, the Company has received 4 pleadings from Minsheng Bank, who brought a civil litigation against the Company at the Court.

For details, please refer to the announcement in relation to the update on the arbitration dated 24 August 2015. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

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Chapter 06    Significant Events

Overview and type		Query index

1.	Minsheng Bank, as the plaintiff, brought a civil litigation against the Company, Shandong Dongda Energy Co., Ltd., Xintai Hanzhuang Trade Co., Ltd. and the natural persons: Wang Zhandong and Gong Zhaojing, as the defendant, at the Jinan Municipal Intermediate People’s Court on 5 May 2015, alleging a breach of Bills Discounted Agreement by the Company. Minsheng Bank sued Yanzhou Coal to undertake settlement liability amounting RMB50 million and other defendants to undertake the joint settlement liability. It was the judgement of Jinan Municipal Intermediate People’s Court at the first instance that dated 12 January 2016: the Company should pay RMB50 million and corresponding interests stipulated in the Bills Discounted Agreement.

2.	Minsheng Bank, as the plaintiff, brought a civil litigation against the Company, Shandong Dongda Energy Co., Ltd., Xintai Hanzhuang Trade Co., Ltd. and the natural persons: Wang Zhandong and Gong Zhaojing, as the defendant, at the Jinan Municipal Intermediate People’s Court on 5 May 2015, alleging a breach of bills discounted agreement by the Company. Minsheng Bank sued Yanzhou Coal to undertake settlement liability amounting RMB49.9998 million and other defendants to undertake the joint settlement liability. It was the judgement of Jinan Municipal Intermediate People’s Court at the first instance dated 12 January 2016 that: the Company should pay RMB49.9998 million and corresponding interests stipulated in the Bills Discounted Agreement.

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Chapter 06    Significant Events

Overview and type		Query index

3.	Minsheng Bank, as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Jinan Municipal Intermediate People’s Court on 13 July 2015, alleging a breach of bills discounted agreement by the Company. Minsheng Bank sued Yanzhou Coal to undertake settlement liability amounting RMB29.439 million. It was the judgement of Jinan Municipal Intermediate People’s Court at the first instance dated 11 January 2016 that: the Company should pay RMB29.439 million and corresponding interests stipulated in the Bills Discounted Agreement.

4.	Minsheng Bank, as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Jinan Municipal Intermediate People’s Court on 24 June 2015, alleging a breach of bills discounted agreement by the Company. Minsheng Bank sued Yanzhou Coal to undertake settlement liability for bill of exchange’s principal amounting RMB20 million. The case is in performance of the first trial proceedings and hearing has not been implemented.

The Company believes that the Minsheng Bank has implemented rediscounting to related bills and payment of rediscounting has been collected; bill rediscounting agree signed by parties has been fulfilled and the rights and obligations of both parities based on the agreement has come to an end. Minsheng Bank has no rights to appeal Yanzhou Coal Mining Co., Ltd. according to the agreement. Therefore the factual basis has been recognized inadequate through the first-instance judgment. Based on the above facts, in accordance with the above-mentioned case of first instance, the Company has appealed to Shandong Provincial higher people’s court. Currently the relevant case is in the process of the second instance trial.

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Chapter 06    Significant Events

Overview and type		Query index

Due to the pending of above case, the Company is unable to accurately estimate the impact of the litigation on the current profit and future profit.

Series of disputes on Shandong Hengfeng Power Fuel Co., Ltd. (“Hengfeng company”)

For details, please refer to the announcement in relation to the update on the arbitration dated 23 March 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

1.	Financial loan contract dispute of Agricultural Bank of China Co., LTD. Jining High-Tech Zone Branch (the “Agricultural Bank”)

On 14 July 2015, citing the financial loan contract dispute, Agricultural Bank appealed Hengfeng Company, Chai Tao, Yang Peng, Shandong Jining Zhengxing Supplies Co., Ltd., Xiamen Jiana Co., Ltd. and the Company’s wholly owned subsidiary-Shandong Zhongyin Logistics and Trade Co., Ltd. (Zhongyin Logistics) to Jining Intermediate People’s Court, requiring Hengfeng Company to repay RMB31.4398 million of bank acceptance bill and interest, and other defendants to bear several and joint liabilities. Because Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB61.1696 to Zhongyin Logistics, the plaintiff asked Zhongyin Logistics to perform payment obligations within scope of accounts payable.

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Chapter 06    Significant Events

Overview and type		Query index

2.	Financial loan contract dispute of Weihai Commercial Bank Co., LTD. (“Weihai Commercial Bank”)

On 11 September 2015, citing the financial loan contract dispute, Weihai Commercial Bank appealed Hengfeng Company, Xiamen Jiana Co., Ltd., Nanjing Taigu Energy Co., Ltd., Nanjing China Coal Taigu Trade Co., Ltd., Jining Ningmei Industry and Trade Co, Ltd., and nature person Chai Tao and Di Yanfang to Jining Intermediate People’s Court, requiring Hengfeng Company to pay RMB99.119 million and interest, and other defendants to bear several and joint liabilities. On 9 October 2015, Weihai Commercial Bank applied for additional defendant-Yanzhou Coal Company Co., Ltd. Because Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB103.42 million to Yanzhou Coal Mining Co., Ltd., the plaintiff asked the Company to perform payment obligations within scope of accounts payable.

3.	Financial loan contract dispute of China Construction Bank Co., LTD. Jining Dongcheng Branch (“Construction Bank”)

On 3 November 2015, citing the financial loan contract dispute, Construction Bank appealed Hengfeng Company, Yanzhou Coal Mining Co., Ltd., Xiamen Jiana Co., Ltd., Zhejiang Jiashun Energy Co., Ltd., Jining Ningmei Industry and Trade Co, Ltd., and nature person Chai Tao and Di Yanfang to Jining Intermediate People’s Court, requiring Hengfeng Company to repay RMB59.669 million of financial loan. Because Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB79.1312 million to Yanzhou Coal Mining Co., Ltd., the plaintiff asked the Company to perform payment obligations within scope of accounts payable.

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Chapter 06    Significant Events

Overview and type		Query index

4.	Factoring contract dispute of the Zhonghuixintong Business Factoring Company (“Zhonghuixintong”)

On 26 November 2015, citing the factoring contract dispute, Zhonghuixintong appealed Hengfeng Company and nature person Chai Tao and Di Yanfang to Beijing No.3 Intermediate People’s Court, requiring Hengfeng Company to repay RMB159.977 million of factoring financial loan, fees and interest; nature person Chai Tao and Di Yanfang to bear several and joint liabilities and Yanzhou Coal Mining Co., Ltd. as the third person. On 25 January 2016, Hengfeng Company applied for changes of litigation claim. Because Hengfeng Company transferred it’s receivables of RMB145 million in Yanzhou Coal Mining Co., Ltd. to Zhonghuixintong, Zhonghuixintong asked the Company to perform payment obligations within scope of accounts payable and interest.

In accordance with the investigation and verification of the Company, Yanzhou Coal Mining Co., Ltd. and Zhongyin Logistics never made any accounts receivable pledges. Through forges the seals and handing personnel’s signatures of Yanzhou Coal and Zhongyin Logistics, Hengfeng Company was suspected to fiction the enjoyments of the accounts receivables of Yanzhou Coal and Zhongyin Logistics, and finally Hengfeng Company made pledges of accounts receivable financing business in financial institutions. Yanzhou Coal has submitted identification applications of seals authenticity and personnel handwriting to the trial court; and relative identification is under way. Given the criminal offence suspects of Hengfeng Company, Yanzhou Coal has reported to public security organs while responding to the court.

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Chapter 06    Significant Events

Overview and type	Query index

Due to the pending and appearance in the first instance of above case, the Company is unable to accurately estimate the impact of the litigation on the current profit and future profit.

Sales contract dispute with Jinan Railway Coal Trade Group Co., LTD.

On 29 October 2015, citing the sales contract dispute, Jinan Railway Coal Trade Group Co., LTD. (Jinan Railway Trade) appealed Yanzhou Coal to Jinan Railway Transportation Court, requiring Yanzhou Coal to repay RMB199.498 million loan. Jinan Railway Trade claims, according to the tripartite agreement signed by the plaintiff, Jiangsu Dacheng Power Fuel Co., Ltd.(“Jiangsu Dacheng”) and Yanzhou Coal, Yanzhou Coal should bear joint compensation liabilities on losses to the plaintiff due to Jiangsu Dacheng’s failure to deliver the goods with a value of RMB19.9498 million and to repay RMB19.9498 million to the plaintiff.

According to the investigation and verification of the Company, the Company never signed sales contract involved in the case with Jinan Railway Trade, even never implemented any related business and fund activities with Jinan Railway Trade after signing date of related sales contract provided by Jinan Railway Trade. With disputer on reasons of appeal of Jinan Railway Trade, the Company is actively formulating action plan to maintain the legitimate rights and interests of the Company.

Due to the pending and appearance in the first instance of above case, the Company is unable to accurately estimate the impact of the litigation on the current profit and future profit.

For details, please refer to the announcement in relation to the update on the arbitration dated 23 March 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

Save as disclosed above, there was no other significant litigation or arbitration of the Company during the reporting period.

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IX.	PUNISHMENT AND RECTIFICATION ON THE LISTED COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, ACTUAL CONTROLLERS AND THE BUYER

During the reporting period, neither the Company nor its directors, supervisors, senior management, shareholders holding more than more than 5% of the shares of the Company, actual controlling persons have been investigated by the relevant authorities, imposed any compulsory measures by judicial departments, transferred to judicial organization or prosecuted for criminal liability, audited or imposed administrative penalty by the CSRC, banned from entering into the securities market, publicly criticized or confirmed as non-fit of proper persons, or publicly reprimanded by other administrative departments or the stock exchanges.

X.	THE EXPLANATION ON THE CREDIT CONDITIONS OF THE COMPANY, SHAREHOLDERS, ACTUAL CONTROLLERS

There is no effective fails to perform the court judgments, incurred large amount of debt which is outstanding and dishonest of the Company and its shareholders and actual controllers in the reporting period.

XI.	CIRCUMSTANCE AND IMPACT OF THE SHARE INCENTIVE SCHEME AND EMPLOYEE STOCK OWNERSHIP PLAN OR OTHER INCENTIVE SCHEME TO EMPLOYEES

Not applicable.

XII.	MAJOR CONNECTED/RELATED TRANSACTION

The Group’s connected/related transactions were mainly continuing connected/related transactions entered into with its Controlling Shareholder (including its subsidiaries) in respect of the mutual provisions of materials and services and other temporary connected/related transactions.

(I)	Connected Transactions Performance in relation to Daily Operation

1.	Matters disclosed in extraordinary announcements but with subsequent progress or change

At the 2014 second extraordinary general meeting of the Company held on 12 December 2014, five continuing connected/related transaction agreements, namely, the “Provision of Material Supply Agreement”, “Mutual Provision of Labor and Services Agreement”, “Provision of Insurance Fund Administrative Services Agreement”, “Provision of Products, Materials and Equipment Leasing Agreement” and “Provision of Electricity and Heat Agreement”, together with the annual caps for such transactions for the years of 2015 to 2017 had been approved. The main ways to determine transaction price include: state price; market price is applied when the state price is not available; actual cost pricing is applied when neither state price nor market price is available. The charge for transaction can be settled in one lump sum or by installments. The continuing connected/related transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

66	Yanzhou Coal Mining Company Limited

Chapter 06    Significant Events

At the seventh meeting of the sixth session of the Board held on 27 March 2015, the Company considered and approved: (i) “Financial Services Agreement’ which was signed with Yankuang Finance Company Limited and the annual cap for such transaction for the period from 1 April 2015 to 31 March 2016, applying state-prescribed price as the main way of pricing; (ii) “Coal Train Escort Services Agreement” which was signed with Shandong Yankuang Security Service Co., Ltd. (“Yankuang Security Service”) and the annual cap for such transaction for the period from 1 February 2015 to 31 March 2016, applying reasonable cost plus reasonable profits as the main ways to determine transaction price.

At the twelfth meeting of the sixth session of the Board held on 26 October 2015, the Company considered and approved the “Investment Consulting Contract” and the “Investment Consulting Contract Supplementary Agreement “which was signed with Shangqi Capital Management Co., Ltd. and the annual cap for such transaction for the period from 1 November 2015 to 31 October 2016, applying state-prescribed price as the main way of pricing.

(1)	Continuing connected/related transaction of the supply of materials and services

(the data below are calculated in accordance with the CASs)

The sales of goods and provision of services by the Group to its Controlling Shareholder amounted to RMB1.6352 billion in 2015. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB1.7342 billion.

The following table sets out the continuing connected/related transactions of the supply of materials and services between the Group and the Controlling Shareholder in 2015:

	2015		2014
	Amount (RMB’000)	Percentage of operating income (%)	Amount (RMB’000)	Percentage of operating income (%)	Increase/decrease connected/related of transactions (%)

Sales of goods and provision of services by the Group to its Controlling Shareholder	1,635,188	2.37	3,044,394	4.66	-46.29
Sales of goods and provision of services by the Controlling Shareholder to the Group	1,734,187	2.51	2,997,963	4.59	-42.15

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Chapter 06    Significant Events

The table below shows the effect on the Group’s profits from sales of coal by the Group to the Controlling Shareholder in 2015:

	Operating income	Operating cost	Gross profits
	(RMB’000)	(RMB’000)	(RMB’000)

Coal sold to the Controlling Shareholder	1,092,512	680,526	411,986

(2)	Continuing connected/related transaction of insurance fund

Pursuant to the Provision of Insurance Fund Administrative Services Agreement, the Controlling Shareholder shall provide free management and handling services for the Group’s pension insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund (the “Insurance Fund”). The actual amount of the Insurance Fund paid by the Group for the year 2015 was RMB1.1193 billion.

(3)	Continuing connected/related transaction of financial services

Pursuant to the Financial Services Agreement, as at 31 December 2015, the balance of deposit of the Group in Yankuang Group Finance Company Limited was RMB1.0244 billion and the outstanding loan was RMB234.6 million.

Save as disclosed above, no other continuing connected/related transactions of financial services occurred between the Group and Yankuang Group Finance Company Limited in 2015.

(4)	Continuing connected/related transaction of coal train escort services

Pursuant to the Coal Train Escort Services Agreement, Yankuang Security Service Co., Ltd. provided coal train escort services to the Group. In 2015, the Group paid settlement service fees of RMB24.378 million to Yankuang Security Service Co., Ltd.

(5)	Continuing connected/related transaction of entrusted wealth management services

Pursuant to the Investment Consulting Agreement and its supplementary agreement, the Company invests RMB500 million as entrusted funds and engages Shangqi Capital to carry out low-risk hedge businesses such as spreads arbitrage, gold lease and basis trading arbitrage and other businesses such as agency delivery and cooperative hedging. In 2015, the Group didn’t pay service fees to Shangqi Capital as there is no relevant entrusted wealth management service.

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Chapter 06    Significant Events

The following table sets out the details of the annual transaction caps and actual transaction amounts for 2015 for the above continuing connected/related transactions.

No.	Type of connected/ related transaction	Agreement	Annual transaction cap for the year 2015 (RMB’000)	Value of transaction for the year 2015 (RMB’000)

1	Material and facilities provided by Yankuang Group	Provision of Materials Supply Agreement	1,387,000	157,202
2	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	2,496,600	1,552,611
3	Insurance fund management and payment services provided by Yankuang Group (free of charge) for the Group’s staff	Provision of Insurance Fund Administrative Services Agreement	1,501,830	1,119,279
4	Sale of products, material and equipment lease provided to Yankuang Group	Provision of Products, Material and Equipment Leasing Agreement	5,827,150	1,503,290
5	Power and heat provided to Yankuang Group	Provision of Electricity and Heat Agreement	142,600	118,486
6	Professional services including coal washing and processing, operation management of coal mines and training provided to Yankuang Group	Provision of Specific Labor and Services Agreement	311,640	13,412	note
7	Financial services provided by Yankuang Group	Provision for Financial Services Agreement
	– Deposit balance		1,180,000	1,024,379
	– Comprehensive credit facility services		400,000	234,562
	– Settlement services fees		14,000	0
8	Train escort services provided by Yankuang Group	Coal Train Escort Services agreement	36,000	24,378
9	Entrusted wealth management services provided by Yankuang Group
	– Total amount of entrusted wealth	Investment Consulting Agreement and its supplementary agreement	500,000	0
	– Service fee		31,250	0

Annual Report 2015	69

Chapter 06    Significant Events

Note:

The amount of related/connected transactions in relation to the professional services provided by the Group to the controlled shareholder was RMB13.412 million in 2015, of which, Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd. (“the company”) provides coal washing and processing services for the connected/ related parties of the Company with the connected/related amount of RMB6.730 million in 2015.

In accordance with applicable financial reporting standards, the company is not included in the consolidated financial statements. However, as the number of appointed directors by the Company was in the majority in the company’s board of directors, in accordance with the applicable Hong Kong laws and regulations and the stock listing rules of the Shanghai Stock Exchange, the company was recognized as the subsidiary of the Company.

(6)	Opinion of the Independent Non-executive Directors

The Company’s independent non-executive Directors have reviewed the Group’s continuing connected/related transactions with the Controlling Shareholder for the year 2015 and confirm that: (1) all such connected transactions have been: (i) entered into by the Group in its ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to determine whether they are on normal commercial terms, on terms no less favorable to the Group than terms available to or from independent third parties; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the related transactions stated under the section headed “Connected/Related Transactions Performance in relation to Daily Operation” above has not exceeded the annual transaction caps for the year 2015 approved by independent Shareholders and the Board.

(7)	Opinion of the Auditors

Pursuant to the Hong Kong Listing Rules, the Directors have engaged the auditors of the Company to perform certain procedures required by the Hong Kong Listing Rules in respect of the continuing related transactions of the Group. The auditors have reported to the Directors that the above continuing related transactions: (1) have received the approval of the Board; (2) are in accordance with the pricing policies of the Company; (3) have been carried out in accordance with the relevant provisions of the agreements governing the transactions; and (4) have not exceeded the relevant annual caps.

2.	Undisclosed events in extraordinary announcements

Not applicable.

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Chapter 06    Significant Events

(II)	Amendments to Continuing Connected/Related Transactions

1.	Entering into a new Coal Train Escort Services Agreement

As considered and approved at the sixteenth meeting of the sixth session of the Board held on 17 February 2016, the Company entered into a new Coal Train Escort Services Agreement which agreed the fee standard on escort services and continuing connected/related transactions of escort services provided to the Group by Yankuang Security Service Co,. Ltd. Pursuant to the new Coal Train Escort Service Agreement, the annual caps for the train escort services fees in 2016 and 2017 should be RMB30 million and RMB31 million, respectively. For details, please refer to the announcement in relation to the resolution passed at the Board meeting dated 17 February 2016 and the announcement in relation to connected/related transactions. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

2.	Entering into the Financial Services Agreement and the Supplementary Agreement

As discussed and considered at the seventeenth meeting of the sixth session of the Board held on 29 March 2016, the Company proposed to acquire 65% equity interests of Yankuang Group Finance Co., Ltd. held by Yankuang Group for a consideration of RMB1.242 billion and enter into the new Financial Services Agreement which agreed on the connected transactions including deposit, loan, settlement service, etc. provided by Yankuang Group Finance Co., Ltd. to Yankuang Group. The above-mentioned items are required to be reviewed and approved by shareholders’ meeting. Meanwhile, the Company approved to amend the Financial Services Agreement signed with Yankuang Group Finance Co., Ltd. in 27 March 2015 (the former “Financial Services Agreement”) and enter into the Supplementary Agreement which agreed on the relevant arrangement for the period from the maturity date of the former “Financial Services Agreement” to the acquisition date of Yankuang Group Finance Co., Ltd.

For details, please refer to the announcement in relation to connected/related transactions dated 29 March 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

Annual Report 2015	71

Chapter 06    Significant Events

(III)	Connected/Related Transactions in relation to Assets or Equity Acquisition and Sale

1.	Matters disclosed in extraordinary announcements and with no subsequent progress or change

Matters overview	Query index

As considered and approved by the first meeting of sixth session of the Board held on 14 May 2014, the Company has provided entrusted loan of RMB1.25 billion in total to the connected/related person, Shaanxi Future Energy in batches since 4 August 2014. As at 3 August 2015, Shaanxi Future Energy has repaid all the principal amount and the interest under the above-mentioned entrusted loan to the Company, the aggregate amount being RMB1.3234 billion. As a result, the entrusted loan has come to an end.	For details, please refer to the announcement in relation to the resolution passed at the Board meeting and the connected/related transactions dated 14 May 2014 and the announcement in relation to the repayment of entrusted loan to the Company by the connected/related person dated 4 August 2015. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

As considered and approved by the seventeenth meeting of sixth session of the Board held on 29 March 2016, the Company proposed to acquire the mining right of Wanfu coal mine held by Yankuang Group for consideration of RMB1.25 billion. The above-mentioned acquisition is required to be approved by the shareholders’ meeting. The undertaking that Yankuang Group would transfer the mining right of Wanfu coal mine to the Company will be completed after the acquisition.	For details, please refer to the announcement in relation to the resolution passed at the seventeenth meeting of the sixth session of the Board and the connected/related transactions dated 29 March 2016. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

The Company proposed to acquire 65% equity interests of Yankuang Group Finance Co., Ltd. held by Yankuang Group.	For details, please refer to the announcement in relation to the resolution passed at the Board meeting and the announcement in relation to connected transactions dated 29 March 2016. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/ or China Securities Journal and Shanghai Securities News.

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Chapter 06    Significant Events

2.	Events that have disclosed in temporary announcements but have made progress or changes in subsequent implementation

(1)	Investment to Shanghai CIFCO Futures

As considered and approved at the seventh meeting of the sixth session of the Board held on 27 March 2015, the Company would invest RMB264.6 million, contributing 33.33% equity interests in Shanghai CIFCO Futures and the changes in registration has been completed on 7 September 2015.

(2)	Acquisition of 100% of the equity interest of Donghua Heavy Industry

As considered and approved at the ninth meeting of the sixth session of the Board held on 27 July 2015, the Company acquired 100% of equity interest in Donghua Heavy Industry held by Yankuang Group Co., Ltd. with a transaction price of RMB676 million and the changes in registration has been completed on 26 August 2015.

3.	Events published as temporary announcements but not disclosed

Not applicable.

(IV)	Significant Connected/Related Transactions of Cooperative External Investment

During the reporting period, there was no significant connected/related transaction of cooperative external investment.

Annual Report 2015	73

Chapter 06    Significant Events

(V)	Credit and Debt Obligation Among Connected Parties

							RMB’000
		Fund provided to connected parties			Fund provided to listed companies
Connected parties	Relationship	Balance at the beginning	Amount occurred	Closing balance	Balance at the beginning	Amount occurred	Closing balance

Yankuang Group	Controlled shareholder	1,457,183	5,709,390	1,650,433	1,565,289	3,134,833	1,855,502

Total		1,457,183	5,709,390	1,650,433	1,565,289	3,134,833	1,855,502

Reasons for credit and debt obligation among related parties	Sales of goods and provision of services among related parties, etc.
Impact on the Company from credit and debt obligation	No significant impact.

As at 31 December 2015, neither the Controlling Shareholder nor its subsidiaries had occupied the Group’s funds for non-operational matters.

(VI)	Others

The various related transactions set out in Note 50 to the consolidated financial statements prepared in accordance with the IFRS also constitute continuing related transactions in Chapter 14A of the Hong Kong Listing Rules, and the Company confirmed that such transactions have complied with the relevant disclosure requirements under the Hong Kong Listing Rules.

Other than the material related transactions disclosed in this section, the Group was not a party to any material related transactions that should be disclosed in this annual report in accordance with the Hong Kong Listing Rules during the reporting period.

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XIII.	MATERIAL CONTRACTS & PERFORMANCE

(I)	Trust, Contract or Lease

Not applicable.

(II)	Guarantees

Unit: RMB yuan
External guarantees of the Company (excluding guarantees to subsidiaries)

Total amount of guarantee during the reporting period (excluding guarantees to the controlled subsidiaries)	0
Total guarantee balance by the end of the reporting period (A) excluding guarantees to the controlled subsidiaries	0
Guarantees to subsidiaries by the Company and its subsidiaries
Total amount of guarantee to controlled subsidiaries during the reporting period	15.62
Total balance of guarantee to controlled subsidiaries by the end of the reporting period (B)	351.46
Total guarantees (including guarantees to controlled subsidiaries)
Total amount of guarantees (A+B)	351.46
Percentage of total amount of guarantee in the equity attributable to the Shareholders of the Company (%)	88.29%
Including:
Amount of guarantees to Shareholders, actual controllers and related parties (C)	0
Amount of guarantees directly or indirectly to guaranteed parties with a debt-to-assets ratio exceeding 70% (D)	351.46
Total amount of guarantee exceeding 50% of equity attributable to the Shareholders (E)	152.42
Total amount of the above 3 categories guarantees (C+D+E) Announcement of undue guarantee that may bear several and joint liability	503.88

Annual Report 2015	75

Chapter 06    Significant Events

Guarantee explanations	1.	Information on guarantees that occurred in the previous period but were extended to the current reporting period:

		As approved at the 2011 annual general meeting, Yancoal Australia took a bank loan of USD3.04 billion for acquisition of equity interests of Yancoal Resources Limited. One tranche of the loan amounting to USD1.015 billion were due on 17 December 2012. After the repayment of USD100 million, Yancoal Australia extended the repayment date of the remaining principal amounting to USD45 million for 5 years, that is to 16 December 2017; USD300 million for 7.5 years, that is to 16 June 2020; and USD570 million for 8 years, that is to 16 December 2020. Another tranche of USD1.015 billion were due on 17 December 2013.

		After the repayment of USD100 million, Yancoal Australia extended the repayment date of the remaining principal amounting to USD45 million for 5 years, that is to 16 December 2018; USD300 million for 7.5 years, that is to 16 June 2021; and USD570 million for 8 years, that is to 16 December 2021. The tranche of USD1.010 billion were due on 16 December 2014. After the repayment of USD100 million, Yancoal Australia extended the repayment date of the remaining principal amounting to USD50 million for 5 years, that is to 16 December 2019; USD300 million for 7.5 years, that is to 16 June 2022; and USD560 million for 8 years, that is to 16 December 2022. As at 31 December 2015, the balance of the above loan was USD2.74 billion. The Company provided the guarantees of USD1.825 billion and RMB6.545 billion to Yancoal Australia.

		As approved at the 2012 second extraordinary general meeting, the Company provided guarantees to its wholly-owned subsidiary, Yancoal International Resources Development Co., Ltd., for issuing USD1.0 billion corporate bonds in the overseas market. As at 31 December 2015, the balance of the above loan amounting to USD884.403 million has been extended to this reporting period.

		As approved at the 2012 annual general meeting, the Company issued a bank guarantee of RMB5.536 billion for a bank loan of USD1.0 billion benefiting its wholly-owned subsidiary, Yancoal International (Holding) Company Limited.

		As approved at the 2012 annual general meeting, the Company provided a guarantee to its wholly-owned subsidiary, Yancoal International Trading Co., Ltd., for issuing USD300 million perpetual bonds in the overseas market.

		As considered and approved at the 2014 first extraordinary general meeting, the Company was to provide financing guarantee in the credit amount of AUD187 million to Yancoal Australia. The Company provided guarantee up to AUD150 million to Yancoal Australia.

		A total of AUD266 million performance deposits and performance guarantees, which were needed for operation of Yancoal Australia and its subsidiaries, have been extended to the reporting period.

	2.	Guarantees arising during the reporting period:

		As approved at the 2014 annual general meeting, the Company issued a bank guarantee for a bank loan of USD100 million benefiting its wholly-owned subsidiary, Yancoal International (Holding) Company Limited.

		As approved at the 2014 annual general meeting of the Company, Yancoal Australia and its subsidiaries could provide guarantee to subsidiaries, not exceeding AUD500 million, for their daily operation. During the reporting period, there were AUD192 million performance deposits and performance guarantees in total for daily operation of Yancoal Australia and its subsidiaries.

		Save as disclosed above, there were no other guarantee contracts or outstanding guarantee contracts of the Group during the reporting period; there were no other external guarantees during the reporting period.

76	Yanzhou Coal Mining Company Limited

Chapter 06    Significant Events

(III)	Entrusted Cash and Assets Management

1.	Entrusted Wealth Management

Unit: RMB yuan

At the 2014 first extraordinary general meeting of the Company held on 24 October 2014, the Company was approved to carry out the principal-guaranteed financing business for an aggregate amount not exceeding RMB5.0 billion. The expiration period of this business is 36 months starting from the date of this meeting.

Trustee	Product type of entrusted Wealth management	Amount	Valid from	Maturity date	Yield determination	Amount of actual principal taken back	Actual income	Either passed legal procedure or not	Connected transactions or not	Lawsuit Involved or not

Zoucheng sub-branch of Industrial and Commercial Bank of China Limited	Principal guaranteed and floating proceeds	1,000,000,000	10 Nov 2014	13 Feb 2015	4.80%	1,000,000,000	12,493,150.68	Yes	No	No

Zoucheng sub-branch of Agricultural Bank of China Limited	Principal guaranteed and floating proceeds	500,000,000	11 Nov 2014	11 Feb 2015	4.90%	500,000,000	6,175,342.47	Yes	No	No

Zoucheng sub-branch of Bank of China Limited	Principal and income guaranteed	1,000,000,000	11 Nov 2014	11 Feb 2015	4.80%	1,000,000,000	11,967,123.29	Yes	No	No

Jinan Yanshan sub-branch of Qilu Bank Co., Ltd.	Principal guaranteed and floating proceeds	1,000,000,000	10 Nov 2014	9 Feb 2015	5.10%	1,000,000,000	12,715,068.49	Yes	No	No

Jining branch of Guangdong Development Bank	Principal guaranteed and floating proceeds	500,000,000	10 Nov 2014	9 Feb 2015	5.00%	500,000,000	6,232,876.71	Yes	No	No

Jinan High-tech Zone sub-branch of Ping An Bank	Principal guaranteed and floating proceeds	500,000,000	12 Nov 2014	12 Feb 2015	5.00%	500,000,000	6,301,369.86	Yes	No	No

Annual Report 2015	77

Chapter 06    Significant Events

Trustee	Product type of entrusted Wealth management	Amount	Valid from	Maturity date	Yield determination	Amount of actual principal taken back	Actual income	Either passed legal procedure or not	Connected transactions or not	Lawsuit Involved or not

Guangzhou Zhongshan Silu Sub-branch of Ping An Bank	Principal guaranteed and floating proceeds	500,000,000	12 Nov 2014	11 Feb 2015	4.90%	500,000,000	6,108,219.18	Yes	No	No

Zoucheng sub-branch of Industrial and Commercial Bank of China Limited	Principal guaranteed and floating proceeds	1,000,000,000	13 Feb 2015	18 March 2015	4.80%	1,000,000,000	4,339,726.03	Yes	No	No

Zoucheng sub-branch of Agricultural Bank of China Limited	Principal guaranteed and floating proceeds	300,000,000	15 Feb 2015	11 March 2015	4.80%	300,000,000	946,849.32	Yes	No	No

Zoucheng sub-branch of Bank of China Limited	Principal and income guaranteed	1,500,000,000	13 Feb 2015	12 March 2015	4.80%	1,500,000,000	5,326,027.4	Yes	No	No

Jing branch of Industrial Bank Co., Ltd.	Principal guaranteed and floating proceeds	1,000,000,000	13 Feb 2015	12 March 2015	5.40%	1,000,000,000	3,994,520.55	Yes	No	No

Jinan Yanshan sub-branch of Qilu Bank Co., Ltd.	Principal guaranteed and floating proceeds	1,000,000,000	13 Feb 2015	16 March 2015	5.20%	1,000,000,000	4,477,777.78	Yes	No	No

Jining branch of Guangdong Development Bank	Principal guaranteed and floating proceeds	200,000,000	16 Feb 2015	16 March 2015	4.90%	200,000,000	751,780.82	Yes	No	No

Zoucheng Jining sub-branch of Bank of Communications	Principal and income guaranteed	1,000,000,000	21 April 2015	21 July 2015	5.60%	1,000,000,000	13,961,643.84	Yes	No	No

Jining branch of Guangdong Development Bank	Principal and income guaranteed	2,000,000,000	23 June 2015	23 Sep 2015	4.90%	2,000,000,000	24,701,369.86	Yes	No	No

78	Yanzhou Coal Mining Company Limited

Chapter 06    Significant Events

Trustee	Product type of entrusted Wealth management	Amount	Valid from	Maturity date	Yield determination	Amount of actual principal taken back	Actual income	Either passed legal procedure or not	Connected transactions or not	Lawsuit Involved or not

Jinan Yanshan sub-branch of Qilu Bank Co., Ltd.	Principal and income guaranteed	2,000,000,000	24 June 2015	24 Sep 2015	4.70%	2,000,000,000	24,022,222.22	Yes	No	No

Jinan Yanshan sub-branch of Qilu Bank Co., Ltd.	Principal and income guaranteed	650,000,000	23 July 2015	23 Oct 2015	4.66%	650,000,000	7,740,777.78	Yes	No	No

Zoucheng Jining sub-branch of Bank of Communications	Principal and income guaranteed	300,000,000	24 July 2015	23 Oct 2015	4.50%	300,000,000	3,365,753.42	Yes	No	No

Zoucheng Jining sub-branch of Bank of Communications	Principal and income guaranteed	50,000,000	28 July 2015	28 Oct 2015	4.50%	50,000,000	567,123.29	Yes	No	No

Jining branch of Guangdong Development Bank	Principal and income guaranteed	1,500,000,000	25 Sep 2015	24 Dec 2015	4.30%	1,500,000,000	15,904,109.59	Yes	No	No

Jing branch of Industrial Bank Co., Ltd.	Principal and income guaranteed	1,000,000,000	25 Sep 2015	25 Dec 2015	3.75%	1,000,000,000	9,349,315.07	Yes	No	No

Zoucheng sub-branch of Agricultural Bank of China Limited	Principal and income guaranteed	1,000,000,000	29 Sep 2015	28 Dec 2015	3.75%	1,000,000,000	9,246,575.34	Yes	No	No

Jining branch of Guangdong Develop ment Bank	Principal and income guaranteed	500,000,000	14 Oct 2015	13 Jan 2016	4.10%	500,000,000	5,110,958.90	Yes	No	No

Zoucheng sub-branch of Agricultural Bank of China Limited	Principal and income guaranteed	500,000,000	30 Oct 2015	28 Jan 2016	3.50%	500,000,000	4,315,068.49	Yes	No	No

Zoucheng Jining sub-branch of Bank of Communications	Principal and income guaranteed	500,000,000	3 Nov 2015	2 Feb 2016	3.80%	500,000,000	4,736,986.30	Yes	No	No

Annual Report 2015	79

Chapter 06    Significant Events

Trustee	Product type of entrusted Wealth management	Amount	Valid from	Maturity date	Yield determination	Amount of actual principal taken back	Actual income	Either passed legal procedure or not	Connected transactions or not	Lawsuit Involved or not

Jining branch of Guangdong Development Basnk	Principal and income guaranteed	1,500,000,000	5 Feb 2016	9 March 2016	3.40%	1,500,000,000	4,610,958.90	Yes	No	No

Jinan Yanshan sub-branch of Qilu Bank Co., Ltd.	Principal and income guaranteed	2,000,000,000	5 Feb 2016	7 March 2016	3.71%	2,000,000,000	6,389,444.44	Yes	No	No

Zoucheng Jining sub-branch of Bank of Communications	Principal and income guaranteed	1,500,000,000	6 Feb 2016	7 March 2016	3.90%	1,500,000,000	4,808,219.18	Yes	No	No

Total	/	26,000,000,000	/	/	/	26,000,000,000	220,660,359.2	/	/	/

Amount of principal and income unrecovered but overdue (RMB)										0

Explanations on entrusted wealth management	The above-mentioned entrusted wealth management businesses are not connected transactions and the Company has not made provision for impairment loss of asset for these. As at the disclosure date of this report, the
Company has taken back all principal and income occurring in the reporting
					period.

For details, please refer to the announcements in relation to the purchase of wealth management products dated 10 November 2014, 13 February 2015,
16 February, 21 April, 23 June, 24 June, 23 July, 28 July, 29 September,
14 October, 29 October, 2 November, 2015 and 5 February 2016,
respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the
Company’s website and/or China Securities Journal and Shanghai Securities
					news.

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Chapter 06    Significant Events

2.	Entrusted loan

										Unit: RMB100 million
Borrower	Amount	Loan period (year)	Loan Interest rate	Purpose	mortgage or guarantor	Overdue or not	Connected Transaction or not	Loan extension or not	Involved in lawsuit or not	Connected relationship	Investment revenue

Yulin Neng Hua	15	8	3.61%	Methanol project construction	No	No	No	Yes	No	Wholly-owned subsidiary	0.187
Tianhao Chemical	1.9	5	5.00%	Methanol project construction	No	Yes	No	No	No	Controlled subsidiary	—
Heze Neng Hua	6	5	5.50%	all projects construction expenditure	No	No	No	No	No	Controlled subsidiary	0.158
Heze Neng Hua	8.9	5	4.75%	Power plant of Zhaolou coal mine	No	No	No	No	No	Controlled subsidiary	0.488
Ordos Neng Hua	2	3	4.75%	Supplement working capital	No	No	No	No	No	Wholly-owned subsidiary	0.103
Ordos Neng Hua	28	5	4.75%	Acquisition of Wenyu mine	No	No	No	No	No	Wholly-owned subsidiary	1.438
Ordos Neng Hua	19	5	4.75%	Methanol project construction	No	No	No	No	No	Wholly-owned subsidiary	1.023
Ordos Neng Hua	18.82	5	4.75%	consideration of Zhuanlongwan mining right	No	No	No	No	No	Wholly-owned subsidiary	0.847
Ordos Neng Hua	6.3	3	4.75%	acquisition 20% equity interests in Xintai Company	No	No	No	No	No	Wholly-owned subsidiary	0.345
Rizhao Port Coal Storage and Blending Company	2.5	1	4.60%	supplement working capital	No	No	No	No	No	Controlled subsidiary	0.104
Future Energy Company	12.5	1	6.00%	supplement working capital	No	No	Yes	No	No	Stock shareholder	0.469

Explanation on entrusted loan

1.	As at the disclosure date of this annual report, the entrusted loan of RMB1.5 billion to Yulin Neng Hua by the Company has received the partial principal amounting RMB1.13 billion.

2.	As at the disclosure date of this annual report, the entrusted loan of RMB600 million to Heze Neng Hua by the Company has been paid off.

3.	As at the disclosure date of this annual report, the entrusted loan of RMB200 million to Ordos Neng Hua by the Company has been paid off.

4.	As at the disclosure date of this annual report, the entrusted loan of RMB250 million to Rizhao Coal Storage and Blending Company by the Company has been paid off.

5.	As at the disclosure date of this annual report, the entrusted loan of RMB1.25 billion to Shaanxi Future Energy by the Company has been paid off.

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Chapter 06    Significant Events

As considered and approved at the general manager working meeting held on 22 January 2007, Shanxi Neng Hua was approved to provide entrusted loan of RMB200 million to Tianhao Chemical. The details of which are shown in the following table:

Borrower	Amount (RMB100 million)	loan term	Interest rate	Purpose	Whether extended the period	Principal taken back or not	Interest income during the reporting period

Shanxi Tianhao Chemicals Co., Ltd.	2	5 years	6.40%	methanol project construction	No	No	No

Notes:

1.	The entrusted loan involving Shanxi Neng Hua has been approved in accordance with the relevant legal procedures and the borrower is a controlled subsidiary of Shanxi Neng Hua, therefore, the entrusted loan should not be considered as a connected transaction. The source of above mentioned entrusted loan was Shanxi Neng Hua’s self-owned fund, which was neither subject to any pledges or guarantors nor to any lawsuit involved.
2.	The entrusted loan to Tianhao Chemicals has been overdue and Shanxi Neng Hua recognized full amount of assets impairment in respect of the said entrusted loan.

3.	Other investment & financing and derivative products investment

Investment type	Investment source	Investment Amount (100 shares)	Product type	Investment Profit/loss (RMB1,000)			Involved in lawsuit or not
				Futures	Spot	Total

Commodity futures	Self-owned fund	5,250	Thermal coal 1501	2,338	—	2,338	No
Commodity futures	Self-owned fund	931	Thermal coal 1605	-1,871			No
Commodity futures	Self-owned fund	1,900	Coke 1605	-4,420	10,000	487	No
Commodity futures	Self-owned fund	1,200	Coking coal 1605	-3,222			No
Commodity futures	Self-owned fund	2,060	Methanol 1601	744	4,800	4,584	No
Commodity futures	Self-owned fund	1,850	Methanol 1605	-960			No

Total	—			-7,391	14,800	7,409	—

(IV)	Other Material Contract

Other Save as disclosed in this chapter, the Company has not been a party to any material contracts during the current reporting period.

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Chapter 06    Significant Events

XIV.	EXPLANATION ON OTHER SIGNIFICANT EVENTS

(I)	Subscription of Placing Shares in Qilu Bank

As reviewed and approved at the sixth meeting of the sixth session of the Board held on 23 December 2014, it was approved to subscribe for up to RMB246.21 million placing shares in Qilu Bank at the offering price of RMB3.18 per share and the changes in registration has been completed on 7 August 2015. Since 29 June 2015, Qilu Bank has made public shares transfer in the small-and-medium-sized enterprises shares transfer system.

For details, please refer to the announcement in relation to the external investment dated 23 December 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities news.

(II)	Acquisition of Equity interest in Haosheng Company

As approved at the general manager working meeting of the Company held on 24 November 2014, the Company and Inner Mongolia New Yangtze River Mining Investment Co., Ltd. (“New Yangtze River Company”) signed the Equity Transfer Agreement of Inner Mongolia Haosheng Coal Mining Co., Ltd. and Coal Resources Transfer Agreement of Inner Mongolia Shilawusu Coal Field (collectively, the “Equity Transfer and Resource Transfer Agreements”) to acquire 11.59% of equity interests in Haosheng Company and corresponding 150 million tonnes of coal resources in Shilawusu coal field previously held by New Yangtze River Company, for the total consideration of RMB885.92 million.

As approved by shareholders’ meeting of Haosheng Company, New Yangtze River Company subscribed up to 11.59% of equity interests in Haosheng Company through equity capital increase on 10 December 2015. Meanwhile, the Company contributed RMB137.42 million to acquire the above equity shares. After completion of this acquisition, the equity interest of the Company in Haosheng Company would be increased to 77.75%. The filing and approval procedures of the corresponding coal resources in Shilawusu coal field are being implemented as agreed in the above-mentioned Transfer Agreement.

(III)	Investment Contribution to Dongguan Haichang Industry Co., Ltd.

As approved at the general manager working meeting of the Company held on 21 December 2015, the Company and Dongguan Haichang Industry Co., Ltd. entered into Capital Increase Agreement. The Company contributed RMB550 million to Dongguan Haichang Industry Co., Ltd. Upon completion of capital investment, the Company would hold 20.89% equity interest in Dongguan Haichang Industry Co., Ltd..

(IV)	Establishment of the Futures Finance Department

As considered and approved at the ninth meeting of the sixth session of the Board held on 27 July 2015, the Company established Futures Finance Department, which mainly carries out futures and financial business of the Company.

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(V)	Establishment of Shandong Duanxin Supply Chain Management Co., Ltd.

As approved at the general manager working meeting of the Company held on 11 May 2015, the Company established Shandong Duanxin Supply Chain Management Co., Ltd., a wholly-owned subsidiary of the Company, on 14 July 2015, with registered capital of RMB200 million. Its main scope of business includes: logistics, storage and leasing.

(VI)	Establishment of Shandong Zhongyin International Trade Co., Ltd.

As approved at the general manager working meeting of the Company held on 11 May 2015, the Company established Shandong Zhongyin International Trade Co., Ltd., a wholly-owned subsidiary of the Company, on 17 September 2015, with registered capital of RMB300 million. Its main scope of business includes: goods and technology import & export, agency services for international and domestic trade, sales of coal, metal material, lubricating grease, coke, iron ore, etc..

(VII)	Increase in Registered Capital in Shanxi Neng Hua

As reviewed and approved at the general manager working meeting of the Company held on 19 January 2015, the Company increased its capital contribution of RMB267 million in Shanxi Neng Hua, a wholly-owned subsidiary of the Company. Upon completion, the registered capital would increase from RMB600 million to RMB867 million. As at the disclosure date of the report, the change of registration procedures of Shanxi Neng Hua were in progress.

(VIII)	Increase in Registered Capital in Duanxin Investment Holding (Beijing) Company Limited

As reviewed and approved at the general manager working meeting of the Company held on 24 August 2015, the Company increased its capital contribution of RMB800 million in Duanxin Investment Holding (Beijing) Co., Ltd., a wholly-owned subsidiary of the Company. Upon completion, the registered capital increased from RMB10 million to RMB810 million.

(IX)	Establishment of Qingdao Zhongyin Ruifeng International Trade Company Limited

As reviewed and approved at the general manager working meeting of the Company held on 2 November 2015, the Company and Qingdao Century Ruifeng Group Corporation jointly established Qingdao Zhongyin Ruifeng International Trade Co., Ltd. with registered capital of RMB200 million, of which, the Company holds 51% equity interests. The main scope of business includes international trade and transit trade.

(X)	Increase in Registered Capital in Zhongyin Financial Leasing Company Limited

As reviewed and approved at the general manager working meeting of the Company held on 3 August 2015, Shandong Yongzheng Investment Development Co., Ltd. made capital contribution of RMB60 million to Zhongyin Financing Leasing Co., Ltd.. Upon completion, the registered capital of Zhongyin Financing Leasing Co., Ltd. increased from RMB2 billion to RMB2.06 billion, of which, 72.82% equity interests held by Yanzhou Coal, 24.27% by Yancoal International and 2.91% by Shandong Yongzheng Investment Development Co., Ltd.

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As reviewed and approved at the seventeenth meeting of the sixth session of the Board held on 29 March 2016, the Company and Yancoal International proposed to increase their investment contribution to Zhongyin Financial Leasing with amount of RMB3.735 billion and RMB1.265 billion, respectively, which is under review and consideration by the 2015 annual general meeting of the Company. Upon the approval procedure and completion of capital injection increase, the registered capital of Zhongyin Financial Leasing Company will be increased from RMB2.06 billion to RMB7.06 billion, of which, 74.15% equity interests held by Yanzhou Coal, 25% by Yancoal International and 0.85% by Shandong Yongzheng Investment Development Co., Ltd.

(XI)	Subscription of Shares in China Zheshang Bank

As reviewed and approved at the sixteenth meeting of the sixth session of the Board held on 17 February 2016, Yancoal International, a wholly-owned subsidiary of the Company, subscribed Zheshang Bank’s IPO shares traded in the Stock Exchange of Hong Kong amounting 400 million shares and the final subscription price per share will be determined by the issuing result of Zheshang Bank. It is expected that the total subscription amount will not exceed HKD1.9 billion.

For detailed information, please refer to the external investment announcement in relation to the subscription of Zheshang Bank’s IPO shares dated 8 March 2016, which was posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities news.

Save as disclosed above, there was no other asset acquisition, sales and mergers during the reporting period.

XV.	FULFILLING OF SOCIAL RESPONSIBILITIES IN AN ACTIVE MANNER

(I)	Implementation of Social Responsibilities

The Group endeavors the sustainable development and always integrates social responsibility and requirements into its overall development. During the reporting period, there were no significant environmental issues or social safety incidents. For detailed information of social responsibilities concerning environmental protection, safety, etc, please refer to the 2015 Social Responsibilities Report of the Company, which was posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

(II)	Safety Management

The Group adheres to the principles of people oriented and prevention focused. Through measures like innovating safety management, enhancing safety investigation on site, and increasing safety investment, we maintained a good record in safety management which outperformed domestic players while lived up to international standards.

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(III)	Statement on the Environmental Protection Practice of Listed Companies and their Subsidiaries in Severely Polluting Industries Specified in the Regulations Made by National Environmental Protection Authorities

The Group has been actively improving and optimizing the environment and energy management system, increasing investment in environmental protection and energy conservation technical upgrading, continuously improving technological process to realize energy saving and consumption reduction and the pollutants emission standards. The Group paid charges for disposing pollutants amounting to RMB9.992 million in the reporting period, realizing energy-saving and cost-reducing and pollutant discharge within standard. The discharge of greenhouse gases such as CO2 was further decreased. The attainment rate of mine water, smoke and dust and SO2 was 100%. The comprehensive utilization rate of solid waste was 100%. The pollutants have become harmless and can be reused as resources, which complies with the relevant local requirements on environment.

For the construction projects, the Group has executed environmental management procedure in a stringent manner, made great effort on the examination, supervision and management of environment impact assessment, energy saving appraisal and “3 simultaneous” projects so that potential problems regarding energy, resources and environment can be prevented in advance and controlled from the very beginning.

Besides, the Group has established contingency plans for environment protection at all levels. Through improving emergency equipment and performing emergency drills in a regular way, the Company has further improved the capacity for prevention and control of environmental pollution events and handling of emergency accidents and reduced the occurrence of environmental accidents at the largest degree.

The production and operation of the Group complied with the laws and regulations regarding the national environmental protection, thus there was no imposition of penalty relating to the environmental protection during the reporting period.

XVI.	CONVERTIBLE CORPORATE BONDS

Not applicable.

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Chapter 07

Changes in Ordinary Shares and Shareholders

I.	CHANGES IN ORDINARY SHARES

(I)	Table of Changes in Ordinary Shares

1.	Table of changes in ordinary shares

					Shares
	Before change		Increase/	After change
	Shares	Percentage (%)	decrease (+,-)	Shares	Percentage (%)
I. Listed shares with restricted moratorium	20,000	0.0004	150,500	170,500	0.0035
1. State shareholding	0	0	0	0	0
2. Shareholding by state-owned legal person	0	0	0	0	0
3. Other domestic shareholding	20,000	0.0004	150,500	170,500	0.0035
Including: domestic shareholding by non-state-owned legal person	0	0	0	0	0
domestic natural person shareholding	20,000	0.0004	150,500	170,500	0.0035
4. Foreign shareholding	0	0	0	0	0
II. Shares without trading moratorium	4,918,380,000	99.9996	-6,534,500	4,911,845,500	99.9965
1. A Shares	2,959,980,000	60.1818	-150,500	2,959,829,500	60.2569
2. Foreign shares domestically-listed	0	0	0	0	0
3. Foreign shares listed overseas	1,958,400,000	39.8178	-6,384,000	1,952,016,000	39.7396
III. Total share capital	4,918,400,000	100.0000	-6,384,000	4,912,016,000	100.0000

2.	Explanation on changes in ordinary shares

(1)	Changes in total share capital and its structure

During the reporting period, as Directors, Supervisors and Senior Management of the Company increased holding of A shares of the Company and repurchase of H shares by the Company, the share structure, and actual total share capital changed. The procedures of capital reduction after repurchase shall be approved by shareholder’s meeting. At present, the nominal total share capital has no change.

Increase of shareholding of A shares by Directors, Supervisors and Senior Management

In July 2015, the total increase shareholding of A shares of the Company by Directors, Supervisors and Senior Management was 150,500 shares, which increased the A shares with restricted moratorium to 150,500 shares. For details, please refer to “Changes in shares with restricted moratorium” in this Chapter.

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Chapter 07    Changes in Ordinary Shares and Shareholders

Repurchase of H shares by the Company

On the 2014 annual general meeting, the 2015 first class meeting of the holders of A shares and the 2015 first class meeting of the holders of H shares held on held on 22 May 2015, the Company reviewed and approved “Proposal regarding the general mandate authorizing the Board to repurchase H shares”. According to the authorization, the Company has made 3 H shares repurchase in December 2015, totaling 6,384,000 shares for a total consideration of HKD23.1798 million (excluding commission fees). As at 31 December 2015, the cancelation of the abovementioned H paper shares have been completed in Central Registration Hong Kong Limited. The changes in registration in China have not finished yet. The repurchase of H shares are as follows:

Repurchase date	Number of shares repurchase (share)	Total payment (HKD)	Ceiling price (HKD/share)	Floor price (HKD/share)

18 Dec 2015	1,958,000	6,926,229.20	3.60	3.47
21 Dec 2015	2,070,000	7,567,713.00	3.66	3.59
22 Dec 2015	2,356,000	8,685,865.20	3.70	3.64

Total	6,384,000	23,179,807.40	—	—

(2)	Total capital share and H shares

The shareholding proportion of shareholders of the Company in this annual report is calculated on the basis of 1,952,016,000 H shares that were deducted after repurchase and total share capital of 4,912,016,000 shares.

3.	The impact of changes in ordinary shares on financial indicators such as earnings per share, net asset per share of last year and last financial year (if any)

As stipulated in rules of share repurchase, if the periodic report of a listed company was announced during the share repurchase, the disclosed total outstanding capital shares shall deduct the repurchased shares with related indicators (e.g earnings per share) calculate after deduction of the repurchased shares. Calculated on the basis of total shares before repurchase, the earnings per share and net asset per share of the Company in 2015 was RMB0.03 and RMB7.19. The above financial indicators basically have no difference with those of shares after repurchase. Such repurchase has no significant influence on major financial indicators of the Company.

4.	Other disclosures the Company think necessary or required by securities regulatory institutions

As at the latest practicable date prior to the issue of this annual report, according to the information publically available to the Company and within the knowledge of the Directors, the Directors believe that during the reporting period, the public float of the Company is more than 25% of the Company’s total issued shares, which is in compliance with the requirement of the Hong Kong Listing Rules.

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(II)	Changes in Shares with Restricted Moratorium

					Unit: Shares
Name of shareholder	Number of shares with restricted moratorium at the beginning of the year	Number of shares released from trading moratorium	Increase in number of shares with restricted trading moratorium	Number of shares with restricted trading moratorium at the end of year	Reasons for trading moratoriumnote

Wu Yuxiang	20,000	0	10,000	30,000	Held by Directors, Supervisors and Senior Management
Chen Zhongyi	0	0	10,500	10,500	Held by Directors, Supervisors and Senior Management
Li Xiyong	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management
Yin Mingde	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management
Wu Xiangqian	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management
Qiang Qingquan	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management
Zhang Shengdong	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management
Gu Shisheng	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management
Zhen Ailan	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management
Guo Jun	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management
Shi Chengzhong	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management
Liu Chun	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management
Ding Guangmu	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management
Wang Fuqi	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management
Zhao Honggang	0	0	10,000	10,000	Held by Directors, Supervisors and Senior Management

Total	20,000	0	150,500	170,500	/

Note:	The above shareholders are directors, supervisors and senior management of the Company. In accordance with the relevant laws, Directors, Supervisors and senior management can only sell up to 25% of the total number of shares held by them during each year of their employment. If the above persons sold any shares held by them within six months after the purchase, or made any purchase within six months after disposal, any gain from such transactions will be attributable to the Company.

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Chapter 07    Changes in Ordinary Shares and Shareholders

II.	SECURITIES ISSUANCE AND LISTING

(I)	Securities Issuance as at 31 December 2015

During the reporting period, the Group did not issue any shares, convertible corporate bond, convertible corporate bond of separate trading, corporate bond and other derivative bond.

For details of other bonds the Group issued during the reporting period, please refer to “Chapter 10 CORPORATE BONDS”.

(II)	Changes in Assets and Liability of the Company

In 2015, the Group issued short-term financing bonds of RMB5 billion, non-public issuance of financing instruments of RMB2 billion, medium-term note of RMB2 billion and super-short-term financing bond of RMB5 billion. The debt to asset ratio increased by the end of the reporting period. As at 31 December 2015, the debt to asset ratio of the Group was 67.9%, increasing 2.4 percentage points as compared with that of last year.

III.	SHAREHOLDERS AND ACTUAL CONTROLLER

(I)	Total Number of the Shareholders

Total number of shareholders as at 31 December 2015	59,676
Total number of ordinary shareholders at the end of last month before disclosure date of this annual report	56,156
Total number of preferred shareholders with resumed voting right by the end of the reporting period	0
Total number of preferred shareholders with resumed voting right at the end of last month before disclosure date of this annual report	0

As at 31 December 2015, the Company has a total of 59,676 shareholders, of which 15 were holders of A Shares subject to a trading moratorium, 59,363 were holders of A Shares without trading moratorium and 298 were holders of H Shares.

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1.	Top ten shareholders holding trading shares not subject to trading moratorium as at 31 December 2015

							Unit: Shares
			Shareholding of the top ten shareholders
Name of shareholders	Increase/Decrease during the reporting period	Number of shares held by the end of 2015	Percentage (%)	Number of shares held with trading moratorium	Pledge or locked	Class of shares status	Numbers of shares

Yankuang Group Company Limited	0	2,600,000,000	52.93	0	Pledged	520,000,000	State-owned legal person
Hong Kong Securities Clearing Company (Nominees) Limited	-4,673,600	1,944,729,899	39.59	0	unknown		Foreign legal person
China Securities Finance Corporation Limited	101,895,939	101,895,939	2.07	0	No	0	State-owned legal person
Central Huijin Investment Limited	19,355,100	19,355,100	0.39	0	No	0	State-owned legal person
Bank of Communications-ICBC Credit Suisse Internet+ stock investment fund	3,500,000	3,500,000	0.07	0	No	0	others
Chen Xiaodong	2,928,191	2,928,191	0.06	0	No	0	Domestic natural person
Agricultural Bank of China-Bocom-Schroder SOE reform flexible allocation mixed stock investment fund	1,905,600	1,905,600	0.04	0	No	0	Others
He Qianchang	1,827,276	1,827,276	0.04	0	No	0	Domestic natural person
Zhang Jiangge	1,706,452	1,706,452	0.03	0	No	0	Domestic natural person
Bank of China Merchants coal index classified securities investment fund	1,377,349	1,377,349	0.03	0	No	0	Others

Top ten shareholders holding tradable shares not subject to trading moratorium
	Number of	Class of shares held
Name of shareholders	tradable shares held	Class of shares	Number of shares held

Yankuang Group Company Limited	2,600,000,000	A shares	2,600,000,000
Hong Kong Securities Clearing Company (Nominees) Limited	1,944,729,899	H shares	1,944,729,899
China Securities Finance Corporation Limited	101,895,939	A shares	101,895,939
Central Huijin Investment Limited	19,355,100	A shares	19,355,100
Bank of Communications-ICBC Credit Suisse Internet+ stock investment fund	3,500,000	A shares	3,500,000
Chen Xiaodong	2,928,191	A shares	2,928,191
Agricultural Bank of China-Bocom-Schroder SOE reform flexible allocation mixed stock investment fund	1,905,600	A shares	1,905,600
He Qianchang	1,827,276	A shares	1,827,276
Zhang Jiangge	1,706,452	A shares	1,706,452
Bank of China Merchants coal index classified securities investment fund	1,377,349	A shares	1,377,349
Connected relationship or concerted-party relationship among the above shareholders	The subsidiary of Yankuang Group incorporated in Hong
Kong held 180,000,000 H shares through HKSCC
(Nominees) Limited. Apart from this, it is unknown whether
other shareholders are connected with one another or whether any of these shareholders fall within the meaning of parties
	acting in concert.
Explanation on the preferred shareholders with resumed voting right and their corresponding number of holding held	No

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Notes:

1.	The above information regarding “Total number of Shareholders” and “The top ten Shareholders and the top ten holders of tradable shares” is based on the register of members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and the Hong Kong Registrars Limited.
2.	As the clearing and settlement agent for the Company’s H Shares, HKSCC (Nominees) Limited holds the Company’s H Shares in the capacity of a nominee.
3.	On 26 November 2015, Yankuang Group has pledged 520,000,000 shares of domestic shares without trading moratorium of the Company held by it in favor of the Export-Import Bank of China as full-amount guarantee by way of share pledge for a US$0.5 billion loan provided by The Export-Import Bank of China to the Company. The pledge is for a term of 24 months.

2.	Top ten shareholders holding shares with restricted trading moratorium

As at 31 December 2015, for the information of the top ten shareholders holding shares with restricted trading moratorium, please refer to “Changes in shares with restricted moratorium” in this Chapter.

3.	Substantial Shareholders’ Interests and Short Positions in the Shares and Underlying Shares of the Company

As far as the Directors are aware, save as disclosed below, as at 31 December 2015, other than the Directors, Supervisors or chief executives of the Company, there were no other persons who were substantial shareholders of the Company or had interests or short positions in the shares or underlying shares of the Company, which should: I. be disclosed pursuant to Sections 2 and 3 under Part XV of the Securities and Futures Ordinance (the “SFO”); II. be recorded in the register to be kept pursuant to Section 336 of the SFO; III. notify the Company and the Hong Kong Stock Exchange in other way.

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Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company

Yankuang Group	A Shares (state-owned legal person shares)	Beneficial owner	2,600,000,000	Long position	—	52.93%
Yankuang Group (Note 1)	H shares	Interest of controlled corporations	180,000,000	Long position	9.22%	3.66%
BlackRock , Inc.	H shares	Interest of controlled corporations	99,372,785	Long position	5.09%	2.02%
			1,341,370	Short position	0.07%	0.03%
Templeton Asset Management Ltd.	H Shares	Investment manager	233,066,800	Long position	11.94%	4.74%
JP Morgan Chase & Co.	H Shares	Beneficial owner	58,677,059	Long position	3.00%	1.19%
			9,024,903	Short position	0.46%	0.18%
		Investment manager	2,000	Long position	0.00%	0.00%
		Custodian corporation/approved lending agent	39,425,000	Long position	2.02%	0.80%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.03%	2.39%
Morgan Stanley	H Shares	Interest of controlled corporations	110,553,901	Long position	5.66%	2.25%
			103,465,083	Short position	5.30%	2.10%

Notes:

1.	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.
2.	The percentage figures above have been rounded off to the nearest second decimal place.
3.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

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IV.	CONTROLLED SHAREHOLDERS AND ACTUAL CONTROLLER

(I)	Controlled Shareholders

1.	Legal person

Name	Yankuang Group Company Limited

Person in charge or legal representative	Li Xiyong
Date of establishment	12 March 1996
Main scope of business	Coal production and sales, coal chemical, coal aluminium, electromechanical machinery manufacturing and financial investment, etc.
Share equities held by Yankuang Group of other listed controlled companies and joint stock companies at home and abroad	Please see the table below.
Other explanations	At 31 December 2015, Yankuang Group held 2,600,000,000 shares in the Company, representing 52.93% of the total share capital of the Company; the wholly-owned subsidiary of Yankuang Group incorporated in Hong Kong held 180,000,000 shares in the Company, representing 3.66% of the total share capital of the Company; Yankuang Group and the wholly-owned subsidiary incorporated in Hong Kong held 2,780,000,000 shares in the Company, representing 56.59% of the total share capital of the Company.

As at 31 December 2015, share equities held by Yankuang Group of other listed controlled companies and joint stock companies at home and abroad are as follows:

No.	Name of the Listed company	Stock exchange	Stock code	Number of shares held (shares)	Percentage of shares held (%)

1	Guizhou Panjiang Refined Coal Co., Ltd.	Shanghai Stock Exchange	600395	191,972,653	11.60
2	Rizhao Port Co., Ltd.	Shanghai Stock Exchange	600017	164,304,074	5.34
3	Tiandi Science and Technology Co., Ltd.	Shanghai Stock Exchange	600582	21,458,362	0.52
4	Shenzhen DAS Intelligence Co., Ltd.	Shenzhen Stock Exchange	002421	506,000	0.08
5	Guotai Junan Securities	Shanghai Stock Exchange	601211	49,876,501	0.65

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Changes in Ordinary Shares and Shareholders    Chapter 07

(II)	Actual Controller

1.	Name of actual controller: State-owned Assets Supervision and Administration Commission of Shandong province (SASAC of Shandong Province)

2.	Changes in actual controller and date of change during the reporting period There is no change in actual controller and date of change during the reporting period.

3.	Diagram of equity and relationship of control between the Company and the actual controller:

V.	LEGAL PERSONS AS SHAREHOLDERS WITH SHAREHOLDING OF 10% OR MORE

During the reporting period, the Controlling Shareholder or actual controller of the Company remained unchanged.

VI.	EXPLANATION ON RESTRICTION OF SELLDOWN SHAREHOLDING

Not applicable.

VII.	PRE-EMPTIVE RIGHTS

The Articles and the laws of the PRC do not contain any provision for any pre-emptive rights requiring the Company to offer new shares on a pro-rata basis to its existing Shareholders.

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Chapter 08

Directors, Supervisors, Senior Management and Employees

I.	CHANGES IN SHAREHOLDING AND REMUNERATION

(I)	Changes in Shareholding and Remuneration of Current and Resigned Directors, Supervisors and Senior Management

										Unit: Shares
Name	Title	Gender	Age	Beginning date of the office term	Ending date of the office term	Number of shares held at the beginning of this reporting period	Number of shares held at the end of this reporting period	Increase/ decrease of this reporting period	Reasons for change	Total income before tax received from the Company during the reporting period (RMB10,000)	Whether has income from connected parties of the Company

Li Xiyong	Director, Chairman of the Board	Male	52	9 Sep 2013	14 May 2017	0	10,000	10,000	Secondary transaction	0	Yes
Yin Mingde	Director	Male	53	14 May 2014	14 May 2017	0	10,000	10,000	Secondary transaction	55.44	No
	General Manager (resigned)			14 May 2014	7 Dec 2015
Wu Yuxiang	Director	Male	54	22 April 2002	14 May 2017	20,000	30,000	10,000	Secondary transaction	52.16	No
	CFO (resigned)			22 April 2002	6 Jan 2016
Zhang Baocai	Director	Male	48	10 Nov 2006	14 May 2017	0	0	0	—	171.38	No
	Deputy General Manager (resigned)			25 March 2011	29 March 2016
	Secretary to the Board (resigned)			20 Sept 2006	29 March 2016
Wu Xiangqian	Director	Male	50	14 May 2014	14 May 2017	0	10,000	10,000	Secondary transaction	63.68	No
	General Manager			6 Jan 2016	14 May 2017
Jiang Qingquan	Employee Director	Male	52	26 April 2014	14 May 2017	0	10,000	10,000	Secondary transaction	44.76	No
Wang Lijie	Independent Director	Male	63	14 May 2014	14 May 2017	0	0	0	—	13.01	No
Jia Shaohua	Independent Director	Male	65	14 May 2014	14 May 2017	0	0	0	—	13.01	No
Wang Xiaojun	Independent Director	Male	61	20 May 2011	14 May 2017	0	0	0	—	13.01	No
Xue Youzhi	Independent Director	Male	51	20 May 2011	—	0	0	0	—	13.01	No
Zhang Shengdong	Chairman of Supervisor Committee	Male	59	1 July 2015	14 May 2017	0	10,000	10,000	Secondary transaction	0	Yes
	Supervisor			22 April 2002	14 May 2017
Gu Shisheng	Vice Chairman of Supervisory Committee	Male	55	1 July 2015	14 May 2017	0	10,000	10,000	Secondary transaction	0	Yes
	Supervisor			14 May 2014	14 May 2017
Zhen Ailan	Supervisor (resigned)	Female	52	27 June 2008	29 March 2016	0	10,000	10,000	Secondary transaction	0	Yes
Guo Jun	Employee Supervisor	Male	53	26 April 2014	14 May 2017	0	10,000	10,000	Secondary transaction	47.66	No
Chen Zhongyi	Employee Supervisor	Male	50	26 April 2014	14 May 2017	0	10,500	10,500	Secondary transaction	40.19	No
Shi Chengzhong	Deputy General Manager	Male	53	8 July 2002	14 May 2017	0	10,000	10,000	Secondary transaction	54.78	No
Liu Chun	Deputy General Manager	Male	54	2 Dec 2011	14 May 2017	0	10,000	10,000	Secondary transaction	52.59	No
Ding Guangmu	Deputy General Manager	Male	55	6 March 2014	14 May 2017	0	10,000	10,000	Secondary transaction	46.45	No
Wang Fuqi	Chief Engineer	Male	51	6 March 2014	14 May 2017	0	10,000	10,000	Secondary transaction	46.91	No
Zhao Honggang	Deputy General Manager	Male	50	23 Dec 2014	14 May 2017	0	10,000	10,000	Secondary transaction	52.09	No
Zhao Qingchun	CFO	Male	48	6 Jan 2016	14 May 2017	0	0	0	—	46.19	No
Jin Qingbin	Secretary to the Board	Male	38	29 March 2016	14 May 2017	0	0	0	—	30.26	No

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Directors, Supervisors, Senior Management and Employees    Chapter 08

Name	Title	Gender	Age	Beginning date of the office term	Ending date of the office term	Number of shares held at the beginning of this reporting period	Number of shares held at the end of this reporting period	Increase/ decrease of this reporting period	Reasons for change	Total income before tax received from the Company during the reporting period (RMB10,000)	Whether has income from connected parties of the Company

Zhang Xinwen	Director, Vice Chairman (resigned)	Male	51	9 Sept 2013	13 March 2015	0	0	0	—	0	Yes
Shi Xuerang	Supervisor, Chairman of Supervisory Committee (resigned)	Male	61	14 May 2014	30 June 2015	0	0	0	—	0	Yes

Total	/	/	/	/	/	20,000	170,500	150,500	/	856.58	/

Notes:

1.	The above terms of office begin at the closing of the Shareholders’ meeting for the election of members of the first session of the Board and Supervisory Committee and at the closing of the Board meeting for the appointment or dismissal of senior management, respectively. The terms of office end at the closing of the Shareholders’ meeting for the election of members for the new sessions of the Board and Supervisory Committee and at the closing of the Board meeting for the appointment or dismissal of senior management, respectively.
2.	Save as disclosed above, as at 31 December 2015, none of the Directors, chief executives or Supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with section 352 of the SFO; or (ii) was required to be notified to the Company and Hong Kong Stock Exchange in accordance with the Model Code for Securities Transactions by Directors of the Listed Issuers (the “Model Code”) (Appendix 10 to the Hong Kong Listing Rules) (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

As at 31 December 2015, the Directors, Supervisors and senior management together held 170,500 A Shares, representing 0.003471% of the Company’s total issued share. The Directors held these shares as beneficial owners.

All of the above disclosed interests represent the Company’s long position in shares.

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Chapter 08    Directors, Supervisors, Senior Management and Employees

1.	The shareholding of Yancoal Australia by current and resigned directors, supervisors and senior management during the reporting period

Name	Gender	Position	Number of shares held at the beginning of the reporting period (shares)	Increase/ decrease of this year (shares)	Number of shares held at the end of the reporting period (shares)	Reasons for change

Zhang Baocai	Male	Director	0	1,162,790	1,162,790	Secondary transaction

As at 31 December 2015, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any restricted shares of the Company or any rights to subscribe for any shares or debentures of the Company or its associated corporations.

2.	Work experience of Directors, Supervisors and senior management

Name	Major Work Experience

Li Xiyong	Born in October 1963, a research fellow in applied engineering technology with an EMBA degree, is the chairman of the Company and chairman and secretary of the party committee of Yankuang Group. Mr. Li commenced his career in the year of 1981. He was appointed as the head of Huafeng Coal Mine of Xinwen Mining Group Co., Ltd. (“Xinwen Group”) in May 2001. In June 2006, he was appointed as the deputy general manager of Xinwen Group. In May 2010, he was appointed as the chairman and secretary of the party committee of Xinwen Group. In March 2011, he was appointed as the vice chairman of Shandong Energy Group Co., Ltd. and the chairman and secretary of the party committee of Xinwen Group. In July 2013, he was appointed as the director, general manager and deputy secretary of the party committee of Yankuang Group. In February 2015, he was appointed as the chairman and secretary of party committee of Yankuang Group. In September 2013, he was appointed as the chairman of the Company. Mr. Li graduated from Shandong University of Science and Technology and Nankai University.

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Name	Major Work Experience

Yin Mingde	Born in December 1962, a senior engineer, a senior administrative officer and a certified safety engineer with an EMBA degree, is a director of the Company and the deputy general manager of Yankuang Group. Mr. Yin joined the Company’s predecessor in 1980 and became manager of Beisu Diversified Company in 1997 and deputy manager of Beisu Coal Mine in 2000. In 2002, he was appointed as the deputy director of Marketing Department under Strategic Resource Development Department of Yankuang Group. In 2003, he was appointed as a director and the general manager of Yankuang Group Shanxi Neng Hua Co., Ltd. In 2006, he was appointed as the general manager of Yanzhou Coal Shanxi Neng Hua Co., Ltd. and the chairman and secretary of party committee of Shanxi Tianhao Chemicals Co., Ltd. In 2011, he was appointed as a director, the general manager and deputy secretary of party committee of Yanzhou Coal Ordos Neng Hua Co., Ltd. In 2012, he was appointed as the chairman, general manager and deputy secretary of party committee of Yanzhou Coal Ordos Neng Hua Co., Ltd. and the chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd. In March 2014, he was appointed as the general manager of the Company. In December 2015, he was appointed as the deputy general manager of Yankuang Group. In May 2014, he was appointed as a Director of the Company. Mr. Yin graduated from Xi’an Jiaotong University.

Wu Yuxiang	Born in January 1962, a senior accountant with a master’s degree, is a Director of the Company. Mr. Wu joined the Company’s predecessor in 1981. Mr. Wu was appointed as the director of the Finance Department of the Company in 1997, and was appointed as the chief financial officer of the Company in 2002. In January 2016, he was appointed as the deputy chief accountant and director of Investment and Development Department of Yankuang Group and a director of the Company in 2002. Mr. Wu graduated from the Party School of Shandong Provincial Communist Committee.

Zhang Baocai	Born in May 1967, a senior accountant with an EMBA degree, is a Director, a director and a member of the Party’s standing committee of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the director of the Planning and Finance Department of the Company in 2002. Mr. Zhang was appointed as the board secretary of the Company in 2006 and the deputy general manager of the Company in 2011. In October 2015, he was appointed as a director and a member of the Party’s standing committee of Yankuang Group. He was appointed as a director of the Company in 2006. Mr. Zhang graduated from Nankai University.

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Chapter 08    Directors, Supervisors, Senior Management and Employees

Name	Major Work Experience

Wu Xiangqian	Born in February 1966, a research fellow in applied engineering technology and a doctor of engineering, is a Director and general manager of the Company. Wu joined the predecessor Company in 1988. In 2003, he was appointed as a deputy head of Jining No.3 Coal Mine of the Company. In 2004, Mr. Wu was appointed as the deputy head and chief engineer of Jining No.3 Coal Mine. In 2006, he was appointed as the head of Jining No.3 Coal Mine. In March 2014, he was promoted as the chairman and general manager of Yanzhou Coal Ordos Neng Hua Co., Ltd. and chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd. In May 2014, he was appointed as a Director of the Company. In January 2016, he was appointed as the general manager of the Company. Mr. Wu graduated from Shandong University of Science and Technology and China University of Mining and Technology

Jiang Qingquan	Born in December 1963, a professor-level senior administrative officer and engineer with a master’s degree, is an employee director and chairman of trade union of the Company. Mr. Jiang joined the Company’s predecessor in 1984 and served as the office director of Safety Supervision Bureau of Yankuang Group in 1994 (worked in Personnel Division of Yankuang Group from November 1996 to September 1997). He served as the vice president of Yankuang Group General Hospital in 1997 (worked in Organization Department of Yankuang Group from June 1999 to January 2000). He served as the secretary of party committee and vice director of the Railway Transportation Department of Yankuang Group in 2000. He served as the head, party committee secretary and the deputy secretary of party committee of the Railway Transportation Department in 2004. He was appointed as the general manager assistant of the Company in 2012 and the chairman of the Trade Union of the Company in March 2014. He was appointed as an employee director of the Company in April 2014. Mr. Jiang graduated from the Qufu Normal University and the Party School of Shandong Provincial Communist Committee.

Wang Lijie	Born in March 1953, is a professor and doctoral advisor. Mr. Wang is currently the director of the Institute for Energy Economics Research at China University of Mining and Technology (Beijing), the director of Coal Professional Committee of China Society of Technology Economics and the deputy director of Economic Management Professional Committee of China Coal Society. Mr. Wang is a professional technical talent in the coal industry, who enjoys government special allowances. He was the dean of School of Management of China University of Mining and Technology (Beijing), mainly engages in research work in mining, energy economics management and policy, business strategy etc. Mr. Wang is also the independent director of Beijing LongRuan Technologies Inc. and Henan Dayou Energy Co., Ltd. Mr. Wang graduated from China University of Mining and Technology (Beijing).

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Name	Major Work Experience

Jia Shaohua	Born in December 1950, doctor of economics, a researcher, Mr. Jia is currently the director of Tax Education Institute of the Central University of Finance and Economics, a member of Academic Research of the Chinese Tax Institute, a member of education committee of the Chinese Certified Tax Agents Association and vice president of the China Society for Finance and Tax Law, an executive member of the Chinese Enterprise Financial Tax Management Association, the consultant of the China Society for Tax Education and China Society for Tax Planning, as well as the graduate advisor of the Central University of Finance and Economics, the Graduate School of Chinese Academy of Social Sciences, the Graduate School of Research Institute of Ministry of Finance, PRC. Mr. Jia was previously the director of the Finance Department in Ningxia Autonomous Region, the deputy general manager of Hainan Commercial Group Company, the deputy director of Jiangxi and Hainan Provincial Office, SAT, the dean of Tax Leadership Academy of the State Administration of Taxation, and the editor-in-chief of the China Taxation Publisher etc. Mr. Jia has rich experience in accounting & tax and completed over a number of key research subjects at national and provincial level. In 1996, Mr. Jia was awarded “Expert of Excellence with outstanding contribution” in terms of Enterprise Operation and Management by People’s Government of Hainan Province. He was awarded “Expert of Excellence with outstanding contribution” in the field of tax research and teaching by the State Council and enjoys the special allowance from the State Council. Mr. Jia is also the independent director of Harbin Electric Corporation Jiamusi Electric Machine Co., Ltd., JA Solar Holdings Co., Ltd., Zhuhai Letong Chemical Co., Ltd. and Haima Automobile Group Co., Ltd. Mr. Jia graduated from the Graduate School of Chinese Academy of Social Sciences.

Wang Xiaojun	Born in August 1954, a solicitor admitted in the PRC, Hong Kong, England and Wales, a holder of master degree in law, is a partner of Jun He Law Offices. He was admitted in the PRC, Hong Kong, England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the Hong Kong Stock Exchange and Richards Butler. Mr. Wang is also an independent non-executive director of China Aerospace International Holdings Limited, Livzon Pharmaceutical Group Co., Ltd. and Oriental Patron Financial Investments Ltd. Mr. Wang graduated from the Renmin University of China and the Graduate School of the Chinese Academy of Social Sciences.

Xue Youzhi	Born in March 1965, is a holder of a master degree in corporate management, a doctoral degree in economics, a postdoctoral degree in business administration. Mr. Xue is currently the vice president, the professor and the doctoral advisor in the School of Business of Nankai University. Mr. Xue has rich experience in economics & management and completed over a number of national natural science fund and national social science fund projects. Mr. Xue was appointed as the vice president of the School of Business of Nankai University in 2005. Mr. Xue graduated from Jilin University and Nankai University.

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Chapter 08    Directors, Supervisors, Senior Management and Employees

Name	Major Work Experience

Zhang Shengdong	Born in March 1957, a senior accountant, is the chairman of the Supervisory Committee of the Company and a Director of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the director of the Finance Management Department of Yankuang Group in 1999. Mr. Zhang served as the deputy chief accountant of Yankuang Group in 2002. Mr. Zhang was appointed as the general manager assistant of Yankuang Group in 2008. Mr. Zhang was appointed as the deputy general manager of Yankuang Group in January 2014. He was appointed as a Director of Yankuang Group in May 2015 and the vice chairman of the Supervisory Committee in May 2014. He was appointed as a supervisor in April 2002 and chairman of the Supervisory Committee of the Company in July 2015. Mr. Zhang graduated from China University of Mining and Technology.

Gu Shisheng	Born in January 1964, a professor-level senior administrative officer with a master’s degree, is the vice chairman of the Supervisory Committee of the Company and the employee director, a member of the Party’s standing committee and chairman of the Trade Union of Yankuang Group. Mr. Gu joined the Company’s predecessor in 1979. He served as the deputy secretary of party committee of Xinglongzhuang coal mine of Yankuang Group in 1996 and the secretary of party committee of Xinglongzhuang coal mine of the Company in 2002. He served as the deputy secretary of the Discipline Inspection Commission and the director of Supervision Department of Yankuang Group in 2003. He was appointed as the chairman of the Trade Union of Yankuang Group in January 2014 and an employee director and member of the Party’s standing committee in December 2015. He served a Supervisor of the Company in May 2014 and vice chairman of the Supervisory Committee of the Company in July 2015. Mr. Gu graduated from the Party School of Shandong Provincial Communist Committee.

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Name	Major Work Experience

Guo Jun	Born in January 1963, is a professor-level senior administrative officer, a senior economist, a doctor of business administration, an Employee Supervisor and the Secretary of the Discipline Inspection Commission of the Company. Mr. Guo joined the predecessor Company in 1980 and served as the Director of the economic division of the General Manager’s Office in 1996. He was appointed as the Deputy Director of the General Manager’s Office in 1997 and served as the Office Director of Board of Directors respectively in 2000 and 2002. He was appointed as the secretary of the party committee and Deputy head of Baodian Coal Mine of the Company in 2004. In March 2014, Mr. Guo was appointed as the Secretary of the Discipline Inspection Commission of the Company and served as the employee supervisor of the Company in April 2014. Mr. Guo graduated from the University of Mining and Technology (Beijing).

Chen Zhongyi	Born in December 1965, is a professor-level senior administrative officer with a bachelor’s degree, an Employee Supervisor and the vice chairman of trade union of the Company. Mr. Chen joined the predecessor Company in 1986 and served as the Director of the Mass Work Department, the Secretary of the Youth League Committee and the vice chairman of trade union in 2002. He was appointed as the vice chairman of trade union in 2008 and served as the Director of Parties Working Department of the Company in March 2014. In April 2014, Mr. Chen was appointed as an Employee Supervisor of the Company. Mr. Chen graduated from the Party School of CPC Shandong Provincial Committee.

Shi Chengzhong	Born in December 1962, a research fellow in applied engineering technology with a master’s degree in mining engineering and an EMBA degree, serves as a deputy general manager of the Company. Mr. Shi joined the predecessor Company in 1983 and served as a deputy chief engineer of Yankuang Group in 2000. Mr. Shi was appointed as a deputy general manager of the Company in 2002. Mr. Shi graduated from Northeastern University and Nankai University.

Liu Chun	Born in September 1961, a research fellow in applied engineering technology with an EMBA degree, serves as a deputy general manager of the Company. Mr. Liu joined the predecessor Company in 1983 and was appointed as the director of Coal Sales and Transportation Department of the Company in 2002. Mr. Liu has been promoted to be a deputy general manager of the Company in 2011. Mr. Liu graduated from Nankai University.

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Chapter 08    Directors, Supervisors, Senior Management and Employees

Name	Major Work Experience

Ding Guangmu	Born in September 1960, a senior economist with an EMBA degree, serves as a deputy general manager of the Company. Mr. Ding joined the predecessor Company in 1978 and served as the director of Vehicle Management Division of Yankuang Group in 1996. In 1999, he was appointed as deputy director of Materials & Goods Supply Centre of the Company. In 2002, he was appointed as the director and deputy secretary of party committee of Materials & Goods Supply Centre of the Company. In 2013, he served as the general manager assistant of the Company. In March 2014, he was appointed as the deputy general manager of the Company. Mr. Ding graduated from Shanghai Maritime University.

Wang Fuqi	Born in May 1964, a research fellow in applied engineering technology with an EMBA degree and master of engineering, serves as the chief engineer of the Company. Mr. Wang joined the predecessor Company in 1985. In 2000, he was appointed as the chief engineer of Production and Technology Division of Yankuang Group. In 2002, he served as the director of Production and Technique Department of the Company. In 2003, he was appointed as the deputy chief engineer of the Company and director of Production and Technique Department of the Company. In March 2014, he served as the chief engineer of the Company. Mr. Wang graduated from Northeastern University and Nankai University.

Zhao Honggang	Born in November 1965, a research fellow in applied engineering technology and master of engineering, serves as the deputy general manager of the Company. Mr. Zhao joined the predecessor Company in 1987 and served as the deputy head of Dongtan Coal Mine of the Company in March 2006. In September 2009, he was appointed as the director of Electromechanical Department. In December 2013, he served as the chairman and general manager of Shandong Huaju Energy Co., Ltd. In December 2014, he was appointed as the deputy general manager of the Company. Mr. Zhao graduated from Shandong University of Science and Technology.

Zhao Qingchun	Born in March 1968, a senior accountant with an EMBA degree, is the Chief Finance Office of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the chief accountant of Finance Department in 2002 and director of the Planning and Finance Department of the Company in 2006. In March 2011, he served as the vice Chief Finance Department and director of the Finance Department of the Company. In March 2014, Mr. Zhao was appointed as general manager assistant and director of the Finance Management Department of the Company. In November 2015, Mr. Zhao also served as the director of Futures Finance Department of the Company. In January 2016, he was appointed as the Chief Finance Officer of the Company. Mr. Zhao graduated from Nankai University.

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Name	Major Work Experience

Jin Qingbin	Born in November 1977, a senior accountant and senior economist with bachelor of economics, is the secretary to the Board of the Company. Mr. Jin joined the Company in 1998 and was appointed as the deputy director and director of the Secretariat to the Board of the Company and obtained the qualification for the board secretary of listed companies in Shanghai Stock Exchange in November 2008. Mr. Jin was appointed as the security representative of the Company in November 2013 and the secretary to the Board in March 2016. Mr. Jin graduated from Shandong Economics University.

(II)	Share Incentive Mechanism to the Directors, Supervisors and Senior Management During the Reporting Period

Not applicable.

II.	POSITIONS OF CURRENT AND RESIGNED DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(I)	Term of office of Directors, Supervisors and senior management in Yankuang Group

Name	Unit	Title	Beginning date of office term	Ending date of the office term

Li Xiyong	Yankuang Group	Chairman, Secretary of the Party Committee	15 February 2015	–
Yin Mingde	Yankuang Group	Deputy General Manager	8 December 2015	–
Wu Yuxiang	Yankuang Group	Deputy Chief Accountant, Director of Investment and Development Department	4 January 2016	–
Zhang Baocai	Yankuang Group	Director, Member of Party’s Standing Committee	30 October 2015	–
Zhang Shengdong	Yankuang Group	Deputy General Manager	29 January 2014	18 May 2015
		Director	18 May 2015	–
Gu Shisheng	Yankuang Group	Chairman of Trade Union	29 January 2014	–
		Employee Director	11 December 2015	–
		Member of Party’s Standing Committee	30 October 2015	–
Zhen Ailan	Yankuang Group	Deputy Chief Accountant, Director of Audit and Risk Management Department	5 March 2014	9 December 2015

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Chapter 08    Directors, Supervisors, Senior Management and Employees

(II)	Term of office of Directors, Supervisors and senior management in other entities in addition to Yankuang Group

Name	Unit	Title	Beginning date of office term	Ending date of the office term

Li Xiyong	Yancoal Australia Limited	Chairman of the Board	9 September 2013	–
	Yancoal International (Holding) Co., Ltd.	Chairman of the Board	9 September 2013	–
Yin Mingde	Yancoal International (Holding) Co., Ltd.	Director	12 January 2015	–
Wu Yuxiang	Yanmei Heze Neng Hua Co., Ltd.	Director	14 May 2004	–
	Yancoal Australia Limited	Director	13 August 2005	–
	Yanzhou Coal Shanxi Neng Hua Co., Ltd.	Director	15 June 2007	–
	Huadian Zouxian Power Generation Co., Ltd.	Chairman of the Supervisory Committee	14 August 2007	–
	Yancoal International (Holding) Co., Ltd	Director	1 September 2011	–
Zhang Baocai	Yanzhou Coal Yulin Neng Hua Co., Ltd	Director	23 July 2008	–
	Inner Mongolia Haosheng Coal Mining Co., Ltd.	Director	17 November 2010	–
	Yancoal International (Holding) Co., Ltd.	Director	1 September 2011	–
	Yancoal Australia Limited	Director	26 June 2012	–
	Yancoal Australia Limited	Vice chairman of the Board	20 December 2013	–
	Yancoal Australia Limited	Chairman of Executive Committee	20 January 2014	–
Wang Lijie	Beijing LongRuan Technologies Inc.	Independent director	20 November 2011	–
	Henan Dayou Energy Co., Ltd.	Independent director	6 May 2011	–
Jia Shaohua	Harbin Electric Corporation Jiamusi Electric Machine Co., Ltd.	Independent director	1 July 2012	–
	JA Solar Holdings Co., Ltd.	Independent director	17 October 2012	–
	Haima Automobile Group Co., Ltd.	Independent director	14 November 2014	–
	Zhuhai Letong Chemical Co., Ltd.	Independent director	12 August 2013	–
Wang Xiaojun	Oriental Patron Financial Investments Ltd.	Independent director	20 August 2004	–
	China Aerospace International Holdings Ltd	Independent director	22 March 2013	–
	Livon Pharmaceutical Group Co., Ltd.	Independent director	16 September 2013	–
Zhang Shengdong	Yanzhou Coal Shanxi Neng Hua Co., Ltd.	Chairman of the Supervisory Committee	15 June 2007	–
	Yankuang Group Finance Co., Ltd.	Chairman of the board	20 July 2011	–
	Shaanxi Future Energy Chemical Co. Ltd.	Director	22 January 2011	–
Zhen Ailan	Beijing Silver Letter Guanghua Real Estate Development Co., Ltd.	Supervisor	30 August 2005	–
	Jinan Sunshine 100 Estate Development Co., Ltd.	Supervisor	30 August 2005	–
	Yankuang Group Finance Co., Ltd.	Chairman of the board of Supervisors	18 April 2010	–
	Yankuang Group Donghua Co., Ltd.	Chairman of the Supervisory Committee	1 September 2011	–
	Yankuang Aluminum International Trade Co., Ltd	Head of the Supervisory Committee	3 February 2010	–
	Yanmei Heze Neng Hua Co., Ltd.	Supervisor	26 July 2014	–
Guo Jun	Yanmei Heze Neng Hua Co., Ltd.	Head of the Supervisory Committee	26 July 2014	–
Shi Chengzhong	Yanzhou Coal Shanxi Neng Hua Co., Ltd.	Chairman of the board	14 November 2011	–
	Shaanxi Future Energy Chemical Co. Ltd.	Director	22 January 2011	–
	Yanmei Heze Neng Hua Co., Ltd.	Director	26 July 2014	–

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Name	Unit	Title	Beginning date of office term	Ending date of the office term

Liu Chun	Huadian Zouxian Power Generation Company Limited	Vice chairman of the board	5 May 2011	–
	Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Chairman of the board	2 December 2012	–
	Shandong Coal Trading Centre Co., Ltd	Chairman of the board	29 September 2013	–
	Shandong Zhongyin Logistics & Trade Co., Ltd.	Chairman of the board	14 March 2014	–
	Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd.	Chairman of the board	14 March 2014	–
	Yanzhou Coal Shanxi Neng Hua Co., Ltd.	Director	20 August 2013	–
	Shandong Duanxin Supply Chain Management Co., Ltd.	Executive director	9 July 2015	–
	Shandong Zhongyin International Trade Co., Ltd.	Chairman	9 July 2015	–
	Shandong Yanmei Shipping Co., Ltd.	Chairman	27 March 2015	–
Ding Guangmu	Shandong Zhongyin Logistics & Trade Co., Ltd.	Director, General manager	14 March 2014	–
Wang Fuqi	Yanmei Heze Neng Hua Co., Ltd.	Director	26 July 2014	–
	Yancoal Australia Limited	Director	23 April 2014
	Shaanxi Future Energy Chemical Co. Ltd.	Director	19 May 2014	–
Zhao Honggang	Yankuang Donghua Heavy Industry Co., Ltd.	Executive director	11 May 2015	–
Zhao Qingchun	Shandong Yanmei Shipping Co., Ltd.	Chairman of the Supervisory Committee	14 December 2006	–
	Inner Mongolia Haosheng Coal Mining Co., Ltd	Supervisor	19 November 2010	–
	Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd.	Chairman of the Supervisory Committee	18 December 2014	–
	Shandong Duanxin Supply Chain Management Co., Ltd.	Supervisor	9 July 2015	–
	Shandong Zhongyin International Trade Co., Ltd.	Head of the Supervisory Committee	9 July 2015	–
	Zhongyin Financial Leasing Co., Ltd.	Chairman	21 October 2015	–
	Qilu Bank Co., Ltd.	Director	31 December 2015	–
	Yankuang Group Finance Co., Ltd.	Supervisor	20 November 2010	–
	Shanghai CIFCO Co., Ltd.	Director	6 July 2015	–
	Shaanxi Future Energy Chemical Co. Ltd.	Chairman of the Supervisory Committee	19 May 2014	–
	Duanxin Investment Holding (Beijing) Co., Ltd.	Director	17 November 2014	–

Annual Report 2015	107

Chapter 08    Directors, Supervisors, Senior Management and Employees

III.	REMUNERATION POLICY AND ANNUAL REMUNERATION FOR DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Remuneration Policy for Directors, Supervisors and Senior Management	The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the remuneration committee under the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be proposed to the general meeting for approval. The remuneration for the senior management is reviewed and approved by the Board.

Remuneration Calculating Basis for Directors, Supervisors and Senior Management	The Company adopts a combined annual remuneration, risk control and special contribution award system as the means for assessing and rewarding the Directors and senior management. The annual remuneration consists of annual basic salary and annual performance salary. The annual basic salary is determined according to the operational scale, profitability, operating management difficulty and employees’ income of the Company, whereas annual performance salary is determined by the actual operational results of the Company. The annual basic salaries for the Directors and senior management of the Company are pre-paid on a monthly basis and the annual performance salaries are cashed after the audit assessment to be carried out in the following year.

Actual Payment of Remuneration for Directors, Supervisors and Senior Management	Please refer to the section headed “Changes in Shareholding and Remuneration” in this Chapter.

Total Remuneration received by Directors, Supervisors and Senior Management by the end of the reporting period	Please refer to the section headed “Changes in Shareholding and Remuneration” in this Chapter.

IV.	ELECTION OR RESIGNATION OF DIRECTORS AND SUPERVISORS AND APPOINTMENT OR DISMISSAL OF SENIOR MANAGEMENT DURING THE REPORTING PERIOD

Name	Title	Changes	Causes for Change

Zhang Xinwen	Director, Vice Chairman	Resigned	Work Allocation
Shi Xuerang	Supervisor, Chairman of the Supervisory Committee	Resigned	Retirement
Zhen Ailan	Supervisor	Resigned	Work Allocation
Zhang Shengdong	Chairman of the Supervisory Committee	Elected	Work Allocation
Gu Shisheng	Vice Chairman of the Supervisory Committee	Elected	Work Allocation
Yin Mingde	General Manager	Resigned	Work Allocation
Wu Yuxiang	Chief Financial Officer	Resigned	Work Allocation
Zhang Baocai	Deputy General Manager, Secretary to the Board	Resigned	Work Allocation
Wu Xiangqian	General Manager	Appointed	Work Allocation
Zhao Qingchun	Chief Financial Officer	Appointed	Work Allocation
Jin Qingbin	Secretary to the Board	Appointed	Work Allocation

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(I)	Changes of Members of the Sixth Session of the Board

Due to work allocation, Mr. Zhang Xinwen has tendered resignation to the Board. He resigned for the position of Director and vice chairman with effect from 13 March 2015.

Mr. Xue Youzhi has tendered resignation to the Board on 30 December 2015. In pursuant to relevant regulations of the Ministry of Education, he proposed to resign the independent director and other relevant positions in the special committee to the Board. And he will continue to perform his duties in pursuant to laws, regulations, and the Articles of the Company before a new independent director elected and appointed in the general meeting of shareholders.

Mr. Yin Mingde and Mr. Zhang Baocai have tendered resignations to the Board on 29 March 2016 for work allocation, and resigned directors and other relevant positions in the special committee to the Board. And Mr. Yin Mingde and Mr. Zhang Baocai will continue to perform his duties in pursuant to laws, regulations, and the Articles of the Company before new directors elected and appointed in the general meeting of shareholders.

As reviewed and approved at the seventeenth meeting of the sixth session of the board meeting convened on 29 March 2016, the Board of the Company nominated Mr. Li Wei, Mr. Zhao Qingchun and Mr. Guo Dechun as non-independent director’s candidates of the Company and Mr. Qi Anbang as independent director candidate, which will be submitted to the annual general meeting of year 2015 for election.

(II)	Changes of Members of the Sixth Session of the Supervisory Committee

Mr. Shi Xuerang has reached his age of retirement and has tendered his resignation to the Company. He resigned from the positions of the Supervisor and the chairman of the Supervisory Committee of the Company since 30 June 2015.

As reviewed and approved at the sixth meeting of the sixth session of the Supervisory Committee meeting convened on 1 July 2015, the Supervisory Committee of the Company nominated Mr. Zhang Shengdong and Mr. Gu Shisheng as chairman and vice chairman of the Supervisory Committee of the Company respectively.

Due to work allocation, Ms. Zhen Ailan, the supervisor of the Company, has tendered her resignation to the Company on 29 March 2016. She resigned from the position of a supervisor of the Company since 29 March 2016.

As reviewed and approved at the ninth meeting of the sixth session of Supervisory Committee meeting convened on 29 March 2016, the Supervisory Committee of the Company nominated Mr. Meng Qingjian and Mr. Xue Zhongyong as supervisor candidates of the Company, which will be submitted to the annual general meeting of year 2015 for election.

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(III)	Changes of Members of the Sixth Session of Senior Management

Due to work allocation, Mr. Yin Mingde has tendered resignation to the Company. He resigned from the position from the general manager of the Company on 7 December 2015.

As approved at the fifteenth meeting of the sixth session of the Board held on 6 January 2016, Mr. Wu Xiangqian was appointed as the general manager of the Company and Mr. Zhao Qingchun was appointed as the chief financial officer of the Company. Mr. Wu Yuxiang resigned from the position of the chief financial officer.

Mr. Zhang Baocai, the former deputy general manager of the Company and the secretary to the Board, submitted resignation to the Company for work allocation, He resigned the position as the deputy general manager of the Company, the secretary to the Board and the secretary of the Company on 29 March 2016.

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As reviewed and approved by the seventeenth meeting of the sixth session of the Board held on 29 March, 2016, Mr. Jin Qingbin and Ms. Leung Wing Han Sharon was approved as the joint company secretary.

Except information disclosed above, there is no any other changes in election or resignation of directors and supervisors, nor appointment or dismissal of senior management during the reporting period.

V.	CHANGES IN POSITIONS OF DIRECTORS AND SENIOR MANAGEMENT IN THE SUBSIDIARIES OF THE COMPANY (PREPARED IN ACCORDANCE WITH THE HONG KONG LISTING RULES)

Title	Name	Before Change	After Change	Date of Change

Director	Yin Mingde	–	Director of Yancoal International (Holding) Company Limited	12 January 2015
Director	Wu Yuxiang	Chairman of Zhongyin Financial Leasing Co., Ltd.	–	20 October 2015
Director	Wu Xiangqian	Chairman and the general manager of Yanzhou Coal Ordos Neng Hua Co., Ltd.	–	5 January 2016
		Chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd	–	5 January 2016
Deputy General Manager	Liu Chun	–	Executive Director of Shandong Duanxin Supply Chain Company Limited	9 July 2015
		–	Chairman of Shandong Zhongyin International Trade Company Limited	9 July 2015
		–	Chairman of Shandong Yancoal Shipping Company Limited	27 March 2015
Deputy General Manager	Zhao Honggang	–	Executive Director of Yankuang Donghua Heavy Industry Company Limited	11 May 2015
Chief Financial Officer	Zhao Qingchun	–	Supervisor of Shandong Duanxin Supply Chain Management Company Limited	9 July 2015
		–	Head of Supervisory Committee of Shandong Zhongyin International Trade Company Limited	9 July 2015
		–	Chairman of Zhongyin Financial Leasing Co., Ltd.	21 October 2015
		–	Director of Qilu Bank Co., Ltd.	31 December 2015
		–	Supervisor of the Finance Company of Yankuang Group	20 November 2010
		–	Director of Shanghai CIFCO Futures Co., Ltd.	6 July 2015
		–	Director of Duanxin Investment Holding (Beijing) Co., Ltd.	17 November 2014

Annual Report 2015	111

Chapter 08    Directors, Supervisors, Senior Management and Employees

VI.	PENALTY BY SECURITY REGULATORY AUTHORITIES IN RECENT THREE YEARS

During the reporting period, no punishment was imposed by the security regulatory authorities to the current or resigned directors, supervisors and senior management of the Company in recent three years

VII.	EMPLOYEES OF THE COMPANY AND ITS SUBSIDIARIES

(I)	Employees

Unit: person(s)
On-the-job Employees of the Company	52,027
On-the-job Employees of its subsidiaries	13,867
Total on-the-job Employees	65,894
Total resigned and retired staff whose welfare fees shall be paid by the Company and its subsidiaries	23,165

Composition by Speciality
Speciality	Number
Production personnel	40,967
Sales personnel	286
Technical personnel	3,859
Financial personnel	1,060
Administrative staff	4,848
Auxiliary personnel	14,874
Total	65,894

Education Level
Education Level	Number (Persons)
College and higher degree	22,963
High school degree	37,605
Junior high school and lower degree	5,326
Total	65,894

(II)	Remuneration Policy

The total wages and allowances of the staff of the Group for the year 2015 amounted to RMB5.5305 billion. For the details of remuneration policy for directors, supervisors and senior management, please refer to the section headed “Remuneration Policy and Annual Remuneration for Directors, Supervisors and Senior Management” in this chapter.

The Group adopts a post performance salary system for employees other than directors, supervisors and senior management, which consists of basic salary and performance-based salary. The performance-based salary is cashed upon assessment of individual post performance while putting the overall economic benefit of the Company into consideration.

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(III)	Training Plan

The Group values employee training in respect of technical skills and professional competence. By making full use of various educational resources, training institutes and various ways of training, the Group focused on the training of professional skills and improved the trainings of first aid in work site, pre-employment, safety technology and high technique talent. 118,741 employees participated in the training in 2015.

(IV)	Welfare Policy

Pursuant to the “Provision of Labor and Services Agreement” signed between the Company and Yankuang Group, Yankuang Group shall provide welfare services to the resigned and retired staff of the Company, while the Company shall pay corresponding welfare fees (including welfare expenses required by the PRC such as housing allowance, subsidies and other benefits) to the resigned and the retired staff to Yankuang Group. During the reporting period, the total number of resigned and retired staff of which the Group was responsible for their welfare payment was 23,165.

VIII.	OTHERS

(I)	Service Contracts of Directors and Supervisors

No Director or Supervisor has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

(II)	Interests of Directors, Supervisors and Senior Management in Contracts

None of the Directors, Supervisors or senior management of the Company had a direct or indirect material interest in any material contract entered into or performed by the Company, its Controlling Shareholder, any of its subsidiaries or subsidiaries of its controlling shareholder during the year ended 31 December 2015.

(III)	Directors’, Supervisors’ and Senior Managements’ Interest in Competing Business

As at 31 December 2015, none of the Directors, Supervisors or senior management has interests in any business that competes or is likely to compete, either directly or indirectly, with the business of the Company.

Except for their working relationship, there is no financial, business, family or any other material relationship between the Directors, Supervisors and senior management of the Company.

Annual Report 2015	113

Chapter 09

Corporate Governance

I.	CORPORATE GOVERNANCE

The Company has closely monitored the securities market standards and rule of law, and has actively improved its corporate governance structure during the reporting period as follows:

As approved at the 2014 annual general meeting held on 22 May 2015, according to the actual situation of operation and development, the Company expanded its business scope and made corresponding amendments to the Articles. For details, please refer to the announcement in relation to Amendments to the Articles of the Company dated 27 March 2015 and the announcement in relation to the resolutions passed at the 2014 annual general meeting dated 22 May 2015, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company and/or China Securities Journal and Shanghai Securities News.

As reviewed and approved by the seventeenth meeting of the sixth session of the Board held on 29 March 2016 the company has made three tranches of H shares repurchase in year 2015, with 6,384,000 shares purchased back totally and the registered capital reduced by RMB6,384,000 correspondingly, the company made amendments to relevant terms in the Articles of the Company and submitted it to the general meeting for review and approval. For details, please refer to the announcement in relation to Reduction of Registered Capital and Amendments to the Articles of the Company dated 29 March 2016. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company and/or China Securities Journal and Shanghai Securities News.

As approved at the fifteenth meeting of the sixth session of the Board held on 6 January 2016, in pursuant to the regulations of the Hong Kong Stock Exchanges, the Company made amendments to The Terms of reference for the Audit Committee to the board of Yanzhou Coal Mining Company Limited, in which risk management responsibility was included.

Since the listing of the Company, in accordance with PRC Corporate Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company’s shares are traded, the Group has set up a relatively regulated and stable corporate governance system. There is no significant difference between the corporate governance system and the requirements in relevant documents detailed by the CSRC.

II.	SHAREHOLDERS’ GENERAL MEETING DURING THE REPORTING PERIOD

Session and Number of Meeting	Date of Meeting	Designated Website on which Resolutions Posted	Date of Resolution Disclosed

The 2014 Annual General Meeting	22 May 2015	Website of the Shanghai Stock Exchange: (http://www.sse.com.cn)	23 May 2015
The First Class Meeting of Holders of A shares for year 2015	22 May 2015	Website of the Hong Kong Stock Exchange: (http://www.hkexnews.hk)	23 May 2015
The First Class Meeting of Holders of H shares for year 2015	22 May 2015	Website of the Company: (http://www.yanzhoucoal.com.cn)	23 May 2015

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III.	PERFORMANCE OF DIRECTORS

(I)	Director’s Attendance of the Board Meeting and the General Meeting of Shareholders

	Attendance at the Board Meeting							Attendance at the General Meeting
Name of Directors	Whether independent director or not	Times of present/board meetings	Present at person	Present via telecommunication	Times of entrusted present	Times of absent	Whether absent from two consecutive meetings	Times of present/ General meetings

Li Xiyong	No	8/8	8	7	0	0	No	3/3
Yin Mingde	No	8/8	8	7	0	0	No	3/3
Wu Yuxiang	No	8/8	8	7	0	0	No	3/3
Zhang Baocai	No	8/8	8	8	0	0	No	3/3
Wu Xiangqian	No	8/8	8	8	0	0	No	3/3
Jiang Qingquan	No	8/8	8	7	0	0	No	3/3
Wang Lijie	Yes	8/8	8	7	0	0	No	3/3
Jia Shaohua	Yes	8/8	8	7	0	0	No	3/3
Wang Xiaojun	Yes	8/8	8	7	0	0	No	0/3
Xue Youzhi	Yes	8/8	8	7	0	0	No	3/3

Times of board meetings held during the reporting year	8
of which: site meetings	0
Meetings via telecommunication	7
Site meetings combined with telecommunication	1

(II)	Work Policy and Performance of Independent Directors

The policy of independent Directors of the Company was introduced and set up in 1997. At the twentieth meeting of the second session of the Board held on 25 April 2005, the Work Policy of Independent Directors of Yanzhou Coal Mining Company Limited was approved. This policy mainly includes the duties and powers of independent Directors, the work policy of independent Directors with regard to the preparation of annual reports, the working conditions and cooperation of independent Directors, the protection of the right to information, risks in relation to independent Directors’ duties and prevention against such risks. The Company has continuously amended and improved the duties of independent Directors according to the relevant listing rules.

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Chapter 09    Corporate Governance

The sixth session of the Board include four independent Directors, namely Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi. During the reporting period, the independent Directors have carried out their duties in accordance with the requirements of the CSRC’s Corporate Governance of Listed Companies, Guiding Opinion Relating to the Establishment of Independent Director Systems by Listed Companies, foreign and domestic listing rules, the Articles and the Work Policy of Independent Directors of Yanzhou Coal Mining Company Limited. The independent Directors actively participated in the establishment of special committees to the Board, provided professional and constructive advice on significant matters of the Company and have performed an important function in regulating the operation of the Company by protecting the legitimate interests of the minority Shareholders.

During the reporting period, the independent directors have expressed concurring opinions as follows.

Date	Occasion	Independent Opinions Issued by the Independent Directors

27 March 2015	The seventh meeting of the sixth session of the Board	1.	Agreed the preliminary proposal of profit distribution for year 2014 of the Company;
		2.	Agreed the remuneration of directors and supervisors of the Company for the year 2015;
		3.	Agreed the remuneration of senior management of the Company for the year 2015;
		4.	Agreed and confirmed the proposal in relation to the continuing connected transactions of the Company for the year 2014;
		5.	Agreed the proposal in relation to ordinary connected transactions between the Company and Yankuang Group Finance Company Limited;
		6.	Agreed the proposal in relation to capital investment in Shanghai CIFCO Futures Company Limited;
		7.	Agreed the proposal in relation to engagement of Shandong Yankuang Security Service Company Limited to provide coal train convoy service for the Company;
		8.	Agreed the proposal to authorize the Company to carry out thermal coal futures and hedging business;
		9.	Agreed and confirmed the proposal for provision of external financial guarantees for the year 2014.

24 July 2015	The ninth meeting of the sixth session of the Board	1.	Agreed the proposal in relation to purchase of 100% stake of Yankuang Donghua Heavy Industry Company Limited.
		2.	Agreed the proposal to establish department of futures and finance to promote hedging business.

26 October 2015	The twelfth meeting of the sixth session of the Board	Agreed the proposal in relation to cooperation with Shangqi Capital Management Co., Ltd. on developing wealth management business.

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(III)	Independent Directors’ Opposing Opinions against Relevant Matters of the Company

During the reporting period, the independent directors of the Company have not made any opposing opinion against the proposals or relevant matters of the Company for the reporting year.

IV.	DISCLOSURES ON OPPOSING OPINIONS GIVEN BY THE COMMITTEES TO THE BOARD, IF ANY.

During the reporting period, for performance of the committees to the Board, please refer to the section headed “Report of Corporate Governance” in Chapter 9 of “Corporate Governance”.

V.	RISKS IDENTIFIED BY THE SUPERVISORY COMMITTEE IN THE COMPANY

During the reporting period, all supervisors of the Company has, in accordance with Corporate Law, the Articles and the Working Rules of the Supervisory Committee, faithfully performed their duties, safeguarding the rights and interests of the Company and all its shareholders and carrying out works under principle of good faith.

The Supervisory Committee of the Company had no objections to the supervisory items during the reporting period, and confirmed no risks existing in the company during the reporting period.

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Chapter 09    Corporate Governance

VI.	THE COMPANY’S SEPARATE BUSINESS, PERSONNEL, ASSETS, ORGANIZATION AND FINANCE FROM ITS CONTROLLING SHAREHOLDERS

The Company and the controlling Shareholders are separated in terms of the business, personnel, assets, organization and finance of the Company. Each function is independent and can operate on its own.

VII.	APPRAISAL AND MOTIVATION FOR SENIOR MANAGEMENT AND THE RELEVANT REWARD SYSTEM DURING THE REPORTING PERIOD

The Company has adopted a combined annual remuneration, risk control and special contribution award system as the means for assessing and rewarding the Directors and senior management of the Company. This links the assessment results with the economic and operational achievement of the Company. In accordance with the relevant operation and management indicators and standards, the Company assesses the performance and efficiency of the senior management. Pursuant to the completion of the operation indicators of the senior management and the results of the assessment, the Company would pay the remuneration to the senior management for the year 2015.

VIII.	REPORT OF SELF-EVALUATION ON INTERNAL CONTROL

In accordance with the relevant requirements under the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange and the Hong Kong Listing Rules issued by Hong Kong Stock Exchange, the Company formulated the Design and Applications on Internal Control of Yanzhou Coal Mining Company Limited in 2006, establishing an improved internal control system.

In 2011, in accordance with the relevant requirements under “General Rules on Internal Control for Enterprises” and the “Supporting Guidelines of Internal Control” jointly issued by five Ministries including Ministry of Finance, and the regulatory requirements of places where the shares of the Company are listed, the Group has made arrangements regarding internal control procedures and systems for the Company, its subordinated departments and subsidiaries, and their businesses. On the basis of 18 provisions in the Supporting Guidelines of Internal Control, seven new provisions on production, inventory, taxation, legal affairs etc. were added according to the practical conditions of the Company, which further improved and strengthened the internal control system. The Board and its subordinate special committees are responsible for the establishment and effective implementation of internal control system; the supervisory committee is responsible for supervision of the internal control system established and implemented by the Board; the management is responsible for the organization and management of the daily operation of internal control.

The Board has assessed the effectiveness of the Company’s internal control system once a year since 2007. At the seventeenth meeting of the sixth session of the Board held on 29 March 2016, the Board made an assessment on the effectiveness of the internal control systems of the Company for the year 2015. The Board considered that the internal control system of the Company is sound and has been implemented effectively and no major fault was found in the design of the internal control or its implementation.

For details of significant defects in internal control, please refer to the announcement posted on the Shanghai Stock Exchange website, the Hong Kong Stock Exchange website and the Company’s website.

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IX.	THE ASSESSMENT OF THE COMPANY’S INTERNAL CONTROL SYSTEM BY THE AUDITORS

The Company has appointed overseas annual auditing accountants to make a review and assessment on whether the internal control of the Company complied with the requirements of the US Sarbanes-Oxley Act since 2007; and the Company has appointed domestic annual auditing accountants to make a review and assessment of the efficiency of internal control of the financial statements.

As at the reporting date, Grant Thornton is making assessment on whether the Company’s internal control system complied with the US Sarbanes-Oxley Act.

The Company appointed Shine Wing Certified Public Accountants to make a review and assessment of the efficiency of internal control of the financial statements. Shine Wing Certified Public Accountants considered that at 31 December 2015, in accordance with the requirements of General Rules on Internal Control for Enterprises and related regulations, the Company maintained efficient internal control of financial statement in all material aspects.

The audit report of the internal control of the financial statement report issued by the Domestic annual auditing accountants was posted on the Shanghai Stock Exchange website, the Hong Kong Stock Exchange website and the Company’s website.

X.	REPORT OF CORPORATE GOVERNANCE (PREPARED IN ACCORDANCE WITH THE HONG KONG LISTING RULES)

(I)	Compliance with Corporate Governance Practices

The Group has set up a relatively regulated and stable corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is important to the operation and development of the Group. The Board regularly reviews corporate governance practices to ensure the Company’s operation is in compliance with the laws, regulations and supervisory rules of places where the shares of the Company are listed, and consistently endeavors to implement a high standard of corporate governance.

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Chapter 09    Corporate Governance

The corporate governance rules implemented by the Group include, but not limited to the following: the Articles, the Rules of Procedures for Shareholders’ General Meeting, the Rules of Procedures for the Board of Directors, the Rules of Procedures for Supervisory Committee, the Work Policy of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of Connected Transactions of the Company, the Rules for the Management of Relationships with Investors, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. For the year ended 31 December 2015 and as of the date of this annual report, the corporate governance rules and practices of the Group are compliant with the principles and the code provisions set out in the Corporate Governance Code (the “Code”) contained in the Hong Kong Listing Rules. Some of the corporate governance practices adopted by the Group are more stringent than the Code.

The following are the major aspects of the corporate governance practice adopted by the Group:

•	To actively carry forward the development of the special committees to the Board. Besides the requirement to establish the audit committee to the board (the “Audit Committee”), the remuneration committee to the board (the “Remuneration Committee”) and the nomination committee to the board (the “Nomination Committee”) as set out in the Code, the Company also established the strategy and development committee to the board (the “Strategy and Development Committee”). All these committees were entrusted with detailed responsibilities;

•	To formulate more stringent provisions in the Code for Securities Transactions of the Management, and the Standard of Conduct and Professional Ethics of the Senior Employees than those of the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”);

•	To establish an internal control system in accordance with the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange, General Rules on Internal Control jointly issued by five ministries including the Chinese Ministry of Finance and the provisions under the Code. The standards of the internal control system are more detailed than those of the Code;

•	To announce the evaluation conclusions of the Board and auditors in relation to the effectiveness of internal control of the Company for the year 2015.

During the reporting period, the Company has strictly complied with the above corporate governance practices, there’s no significant difference between the conditions of the Company complied with the Code with the Annual Report 2015 except the Code A.2.1 in “(V) Chairman and Chief Executive Officer”.

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(II)	Securities Transactions of Directors and Supervisors

Having made enquiries with all the Directors and Supervisors, the Directors and Supervisors have strictly complied with the Model Code and the Code for Securities Transactions of the Management of the Company during the reporting period.

On 21 April 2006, the Code for Securities Transactions of the Management was approved at the fifth meeting of the third session of the Board. On 23 April 2010, the Code for Securities Transactions of the Management was amended at the fourteenth meeting of the fourth session of the Board. The relevant requirements relating to the securities transactions under the PRC domestic laws, regulations and supervisory requirements are included in the Code for Securities Transactions of the Management, which is drafted based on the Model Code, but is more stringent than the Model Code.

(III)	Board of Directors

As at the disclosure date of this annual report, the Board comprises ten Directors including four independent non-executive Directors. The names, appointments and resignations of the Directors are set out in “Chapter 8 Directors, Supervisors, Senior Management and Employees” in this annual report.

The duties and authorities of the Board and the Management have been documented in detail in the Articles.

The Board is mainly responsible for making strategic decisions of the Company and the supervision of operations of the Company and its management. The Board primarily has the powers to decide on operation plans and investment policy, to formulate the policy for financial decision and distribution of profits, to implement and review the internal control system, to execute the duty of corporate governance and to confirm the management organization and the basic management system of the Company, etc.

The management of the Company is mainly responsible for the operation and management of the production of the Company and shall exercise the following functions and powers: to be in charge of the operation and management of the Company’s production; to organize the implementation of the resolutions of the Board; to organize the implementation of the Company’s annual business plan and investment proposal; to draft plans for the Company’s internal management organization; to draft the Company’s basic management system; to protocol a package of staff’s salary, benefits, awards and penalty, as well as to decide the appointment and dismissal of the staff of the Company, etc.

The Company has received from each of the independent non-executive Directors an annual confirmation concerning his independence pursuant to the Hong Kong Listing Rules. The Company confirms that all of the four independent non-executive Directors comply with the qualification requirements of independent non-executive Directors as required under the Hong Kong Listing Rules.

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The Directors are responsible for preparing the Company’s financial accounts as a true and fair reflection of the Company’s financial situation, operating results and cash flows for the relevant accounting period.

Since 2008, the Company has purchased liability insurance for the Directors, Supervisors and senior management of the Company and its subsidiaries every year.

(IV)	Board Meetings and Director’s Training

According to the Articles and the Rules of Procedures for the Board of Directors, all Directors are entitled to propose matters to be included in the agenda for Board meetings. The Company shall deliver a notice to the Directors of an ordinary Board meeting fourteen days before or for an extraordinary Board meeting, three days before the meeting date; the agenda and information for discussion will be circulated to the Directors for their review five days before an ordinary Board meeting or three days before an extraordinary Board meeting. Minutes of Board meetings record matters considered and the decisions formed by each Director. Draft and final versions of the minutes of Board meetings will be sent to all Directors for their comments and records respectively, in both cases within a reasonable time after the Board meeting is held. The Directors may give comments on the draft minutes of the meeting and shall keep the final version of the board minutes. Each Director is entitled to inspect the minutes of Board meetings kept by the Company at any reasonable time.

The Board and each Director has independent channels to communicate with the senior management of the Company. Any of the Directors is entitled to inspect the files and relevant documents of the Board.

The Company has set up a unit under the Board, through which all Directors are able to access the services of the Secretary of the Board. The Board is entitled, at the Company’s expense, to seek independent professional advice for its Directors in appropriate circumstances. When the Board considers connected transactions, any connected Director would abstain from voting on such transactions.

For the year ended 31 December 2015, eight Board meetings were held. For the directors’ attendance at the board meetings and the general meetings, please refer to the section headed Performance of Directors in this chapter.

All the Directors were involved in the continued professional development to strengthen their knowledge and skills and make greater contributions to the Board.

The training of Directors during the reporting period is as follows:

Name	Training

Li Xiyong	On 15 May 2015, Mr. Li Xiyong attended a conference organized by Shandong Bureau of CSRC in respect of supervision and regulation of listed company in Shandong area, and also attended the training in respect of merge and acquisition by listed company within the governance of Shandong.

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Name	Training

Zhang Baocai

From May 27 to 29,2015, Mr. Zhang Baocai attended 2015 the 37th session seminar sponsored by the Hong Kong Institute of Chartered Secretaries (HKICS) in Shanghai in respect of continuous professional development of the joint members, and learned about insider trading control and disclosure under “Shanghai-Hong Kong stock connect program”, including the duties and responsibilities of insider trading control over the directors, supervisors and the senior management, punishment for any breach of insider trading, risk management under the code for corporate governance, regulations for internal control and supervision system and information disclosure.

From July 13 to 16, 2015, Mr. Zhang Baocai attended 2015 the 3rd session of training organized by Shanghai Stock Exchange in Xi’an in respect of follow-up training for board secretaries of listed company, and learned about information disclosure and prevention and control over insider trading under “Shanghai-Hong Kong stock connect program”, practices of compliance with regulations of “Shanghai-Hong Kong stock connect program” and Hong Kong listed company, and interpretation of changes in the newly-revised Code of Corporate Governance.

Wu Yuxiang, Zhang Baocai	From November 3 to 4, 2015, Mr. Wu Yuxiang and Zhang Baocai attended the 2nd session of training 2015 in Jinan organized by Shandong Bureau of CSRC in respect of training of directors and supervisors of listed company in Shandong area, learned about merge and acquisition of related assets, standardized governance of subsidiaries of the listed company, illegal trading by the listed company and its prevention and control, and standardized operation of the listed company.

Wu Yuxiang	On 4 December 2015, Mr. Wu Yuxiang attended a training organized by Shandong Bureau of CSRC in respect of the disclosure of 2015 annual report and audit supervision.

On 28 December, 2015, Mr. Wu Yuxiang attended a training organized by Shanghai Stock Exchange in respect of the rules of information disclosure in 2015 annual report, learned about the newly-revised rules of information disclosure for 2015 annual report.

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(V)	Chairman and Chief Executive Officer

Mr. Li Xiyong serves as the Chairman of the Company, and Mr. Wu Xiangqian is the General Manager. The authorities and responsibilities of the Chairman and the General Manager are clearly divided. Details of such authorities and responsibilities of the Chairman and the General Manager are documented in the Articles.

The duties of the Chairman of the Board include, but are not limited to, (1) to ensure the efficient operation of the Board; (2) to check on the implementation of resolutions passed by the Board; (3) to formulate and continuously improve the corporate governance rules and procedures; (4) to convene and preside over meetings of the Board and ensure that all Directors are properly informed of the current issues and timely acquire complete, accurate and sufficient information at the Board meetings and have sufficient opportunities to speak and express different opinions; (5) to ensure the constructive relationship and efficient communications between the Company and investors, executive directors and non-executive directors.

Under section A.2.1 of the Code (including): the role of chairman and chief executive should be separate and should not be performed by the same individual. From 7 December 2015 to 6 January 2016, before the new general manager was appointed, as the former General Manager, Mr. Yin Mingde resigned on 7 December 2015, the chairman, Mr. Li Xiyong was elected as the temporary General Manager during this period, and this has no significant impact on the Company’s overall governance.

(VI)	Non-Executive Directors

Each of the non-executive Directors has entered into a service contract with the Company. Pursuant to the Articles, the term of office of the members of the Board (including the non-executive Directors) is three years. The members of the Board can be reappointed consecutively after the expiry of the term. However, the term of reappointment of independent non-executive Directors cannot exceed six years.

The duties of the non-executive Director’s include, but are not limited to, the following:

•	To participate in the Board meetings of the Company, provide independent advice on matters involving strategy, policy, performance of the Company, accountability, resources, main appointments and codes of conduct;

•	To play a leading and guiding role in the event of potential conflicts of interest;

•	To act as members of the Audit Committee, Remuneration Committee, Nomination Committee and Strategy and Development Committee;

•	To scrutinize whether the performance of the Company achieves its objectives and targets, supervise and report the performance of the Company.

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(VII)	Committees to the Board

As approved at the first meeting of the sixth session of the Board held on 14 May 2014, the Company set up the Audit Committee, the Remuneration Committee, the Nomination Committee and the Strategy and Development Committee of the sixth session of the Board. All of the special committees to the Board formulate the terms of reference which set out the role, composition and responsibilities of each committee. During the reporting period, every committee performed its duties in compliance with the terms of reference strictly.

As the Company has not established a corporate governance committee, the Board is responsible for matters in relation to corporate governance, including (1) to develop and review the Company’s policies and practices on corporate governance; (2) to review and monitor the training and continuous professional development of directors and senior management; (3) to review and monitor the Company’s policies and practices in relation to their compliance with legal and regulatory requirements; (4) to formulate, review and monitor the code of conduct and compliance manual applicable to employees and Directors; and (5) to review the Company’s compliance with the corporate governance code of the stock exchange on which the Company’s securities are listed and disclosure in the corporate governance report.

Audit Committee to the board

The Audit Committee comprises four independent Directors, namely Mr. Jia Shaohua, Mr. Wang Lijie, Mr. Wang Xiaojun, Mr. Xue Youzhi and one employee Director Mr. Jiang Qingquan. Mr. Jia Shaohua serves as the Chairman of the Audit Committee.

The Audit Committee’s main responsibilities include recommending the appointment or replacement of external auditor, reviewing the accounting policy, financial information disclosure and financial reporting procedures, and reviewing financial monitor and control system, internal control system and risk management system of the Company.

During the reporting period, the Audit Committee conscientiously fulfilled the responsibilities specified in the Terms of Reference of the Audit Committee and conducted various tasks in a strict and regulated manner. The Audit Committee already reviewed the interim results of the Company for the first half of 2015 and the final results of the Company for the year 2015, and also examined the operation of the financial monitor and control system, the internal control system and risk management system of the Company for year 2015.

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During the reporting period, the Audit Committee held four meetings. Details are as follows:

Date	Main Topic		Member	Present

23 March 2015	1.	Reviewed the annual results of the Company for the year 2014;	Jia Shaohua Wang Lijie	✓ ✓
	2.	Discussed the re-appointment of the accountants and their remuneration for the year 2015;	Wang Xiaojun Xue Youzhi	✓ ✓
	3.	Debriefed the accountants’ report on financial report and the work progress of the internal control system.	Jiang Qingquan	✓

21 August 2015	Shine Wing Certified Public Accountants and Grant Thornton made debriefing and communications regarding the problems found in the 2015 interim auditing.		Jia Shaohua Wang Lijie Wang Xiaojun Xue Youzhi Jiang Qingquan	✓ ✓ ✓ ✓ ✓

27 November 2015	The management of the Company reported to the Audit Committee regarding to the operation and management of 2015 and the Company’s financial policy, internal audit, risk management and anti-fraud practices etc.		Jia Shaohua Wang Lijie Wang Xiaojun Xue Youzhi Jiang Qingquan	✓ ✓ ✓ ✓ ✓

12 January 2016	1.	Shine Wing Certified Public Accountants and Grant Thornton reported to and discussed with the Audit Committee on the problems in the annual report 2015;	Jia Shaohua Wang Lijie Wang Xiaojun	✓ ✓ ✓
	2.	The Audit Committee and the external auditors discussed and confirmed the timeline for the annual audit of the Company’s 2015 financial report and urged the CPA to submit the 2015 audit report within the schedule time.	Xue Youzhi Jiang Qingquan	✓ ✓

On 12 January 2016, the Audit Committee discussed with the accountants who are responsible for the annual audit, confirmed the timeline for the annual audit of the Company’s 2015 financial report, urged the auditors to submit the audit report within the scheduled time and also requested in writing the Audit & Risk Management Department and other departments to supervise the auditors’ work.

The Audit Committee timely reviewed the financial report prepared by the Group before the auditors conducted the annual audit and after the auditors provided their preliminary opinions, and formulated the written observation that the financial report truly and fully reflected the overall conditions of the Group.

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On 22 March 2016, the Audit Committee convened meeting to debrief problems found in the 2015 annual report and improvement suggestion from Shine Wing Certified Public Accountants and Grant Thornton, voted for the 2015 financial statements and finally formed resolutions submitting board meeting for review.

Remuneration Committee to the Board

The Company established the Remuneration Committee to the Board (the “Remuneration Committee”). The sixth session of Remuneration Committee is comprised three members, namely Mr. Xue Youzhi, Mr. Wang Xiaojun and Mr. Jiang Qingquan. Mr. Xue Youzhi serves as the Chairman of the Remuneration Committee.

The Remuneration Committee is mainly responsible for formulating remuneration policies for the Directors, Supervisors and senior management, and recommending to the Board the remuneration plans for the Directors, Supervisors and senior management.

1.	The Assessment and Payment of the Remuneration of the Directors, Supervisors and Senior Management for 2014

Pursuant to the Proposal on Remuneration for Directors, Supervisors and the Senior Management for the Year 2014, which passed at the twentieth meeting of the fifth session of the Board held on 27 March 2014, and with reference to the operation results of the Company for the year 2014, the remuneration of the Directors, Supervisors and senior management for 2014 were reviewed and paid in accordance with the relevant procedures.

2.	The Review of the Performance of the Directors, Supervisors and Senior Management in 2015

In accordance with related domestic and international supervisory regulations, as well as the internal control system and the Terms of Reference of the Remuneration Committee, the Remuneration Committee has reviewed the remuneration of the Directors, Supervisors and senior management as disclosed by the Company for the year 2015.

Pursuant to the Remuneration Standards and Operation Assessment Methods for the Directors, Supervisors and Senior Management of the Company, and having considered the key financial indicators and the results of the operating objectives for the year 2015, the division of work and the key responsibilities of the Directors, Supervisors and senior management, as well as the performance targets of the Directors, Supervisors and senior management, the Remuneration Committee has reviewed the performance of the Directors, Supervisors and senior management and made comparisons with the requirements of their performance appraisals. The Remuneration Committee believed that:

The Company determined the remuneration standards for the Directors, Supervisors and senior management of the Company for the year in accordance with the unified remuneration management system. The remuneration management system and the assessment and reward measures of the Company are in the interest of the employees of the Company and consistent with the principles of more pay for more work and the linkage with performance.

3.	The Review of the Company’s Remuneration Disclosure

The Remuneration Committee reviewed the remuneration of the Directors, Supervisors and senior management as disclosed in this annual report and found the disclosure was consistent with the actual payments made. The disclosure of the remuneration of the Directors, Supervisors and senior management complied with the remuneration management system and was not in violation of the remuneration management system nor was it inconsistent with the remuneration management system.

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Nomination Committee to the Board

The Nomination Committee is comprised two independent directors, namely Mr. Wang Xiaojun and Mr. Wang Lijie, and the Chairman Mr. Li Xiyong. Mr. Wang Xiaojun serves as the chairman of the Nomination Committee.

The main duties of the Nomination Committee are: (1) to recommend to the Board on the structure, the number of Directors and the composition of the Board according to the operation, asset scale and share structure of the Company, to realize the diversity of the Board members by considering the related factors according to the Company’s business model and specific needs; (2) to study and formulate the selection criteria and procedures for Directors and senior management, and make relevant recommendations; (3) to extensively identify eligible candidates for the positions of Directors and senior management of the Company, and make relevant recommendations to the Board; (4) to review the candidates for Directors and senior management, and to recommend to the Board on the proposed appointments and the succession plan of Directors and senior management and other relevant matters; (5) to assess the independence of independent non-executive Directors.

As at the reporting date, the Nomination Committee held 2 meetings. The details are as follows:

Date	Main topic	Member	Present

3 January 2016	Reviewed and passed the nomination of Mr. Wu Xiangqian as the general manager of the Company and Mr. Zhao Qingchun as the chief financial officer of the Company, and submitted to the fifteenth meeting of the sixth session of the Board for approval and appointment.	Wang Xiaojun Li Xiyong Wang Lijie	✓ ✓ ✓

29 March 2016	Reviewed and passed the nomination of Mr. Li Wei, Mr. Zhao Qingchun and Mr. Guo Dechun as the non-independent directors candidates, Mr. Qi Anbang as the independent director candidate, and Mr. Jin Qingbin as the secretary to the Board, which will subject to approval at the seventeenth meeting of the sixth session of the Board and made assessment of the independence of Mr. Qi Anbang.	Wang Xiaojun Li Xiyong Wang Lijie	✓ ✓ ✓

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During the reporting period, the Nomination Committee reviewed the structure, the number of Directors and the composition of the Board (including but not limited to professional skills, knowledge, and experience) according to the operation, asset scale and share structure of the Company, and considered that the composition and directors numbers of the sixth session of the Board were suitable to and consistent with the Company’s development strategy; and the independence of the independent non-executive Directors was in compliance with the regulatory requirements.

Strategy and Development Committee

The members of the Strategy and Development Committee are Director Mr. Li Xiyong, Director Mr. Yin Mingde, and independent Director Mr. Xue Youzhi. Mr. Li Xiyong serves as the head of the Strategy and Development Committee. Mr. Zhang Xinwen, the former director and vice chairman of the Board, resigned from the positions of Director and vice chairman on 13 March 2015. As a result, he was not a member of the Strategy and Development Committee of the Company any more.

The main duties and responsibilities of the Strategy and Development Committee include: (1) to make research and propose on the long-term development strategy and significant investment decisions of the Company; (2) to make research and propose on the annual strategic development plan and operational plan of the Company; (3) to supervise the implementation of the Company’s strategic plan and operational plan; (4) to make research and propose on other significant issues affecting the development of the Company.

The Nomination Committee held one meeting during the reporting period. The details are as follows:

Date	Main Topic		Member	Present

12 November 2015	1.	Reviewed and revised the development plan for the “Thirteenth Five-Year Plan” (from 2016 to 2020);	Li Xiyong Yin Mingde Xue Youzhi	✓ ✓ ✓

	2.	Reviewed the plan of production and operation and the plan of capital investment of the Company for 2016 and agreed to submit it to the Board for approval.

(VIII)	Auditors’ Remuneration

The details are set out in the section headed “Appointment and Dismissal of Auditors” of “Chapter 6 Significant Events” in this annual report.

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(IX)	Company Secretary

At the first meeting of the fifth session of the Board, Mr. Zhang Baocai was appointed as the company secretary. As a member of the Hong Kong Institute of Company Secretaries and with his academic and professional qualification background and relevant working experience, Mr. Zhang performed his duties well as a company secretary. Every year, Mr. Zhang insists on attending relevant professional trainings to continuously improve his work experiences. Furthermore, as the Director and the deputy general manager of the Company, Mr. Zhang is familiar with the daily operations of the Company thus ensures communication between the Directors and the senior management and assists the Board to strengthen the development of corporate governance mechanism.

During the reporting period, Mr. Zhang has participated in over 15 hours of training organized by domestic and overseas regulators including the CSRC, the Shanghai Stock Exchange, the Hong Kong Institute of Chartered Company Secretaries, etc.

Due to work allocation, Mr. Zhang Baocai, has tendered the resignation to the Company and resigned from the position of company secretary with effect from 29 March 2016.

As considered and approved by the seventeenth meeting of the sixth session of the Board held on 29 March 2016, Mr. Jin Qingbin and Ms. Leung Wing Han Sharon was appointed as the joint company secretary.

The authorities and responsibilities of the company secretary are set out in detail in the Articles.

(X)	Shareholder’s Right

The procedures for Shareholders’ proposal to convene a general meeting of Shareholders, for submitting enquires to the Board and for submitting proposals at general meetings have been set out in detail in the Articles.

The qualified Shareholders can propose to convene an extraordinary general meeting by the following ways: (1) Shareholders are entitled to propose to the Board to convene an extraordinary general meeting in writing and state the motions of the meeting. Within the prescribed period, the Board shall provide its written decision to the Shareholders. (2) If the Board decides against convening the proposed extraordinary general meeting, the shareholders are entitled to propose to convene the extraordinary general meeting to the supervisory committee in writing. (3) If the supervisory committee fails to issue a notice of general meeting within the prescribed period, the supervisory committee shall be deemed not to convene and hold the meeting. Shareholders may convene and hold the extraordinary general meeting on their own. All reasonable expenses incurred for such extraordinary general meeting convened by Shareholders as a result of the failure of the Board and the supervisory committee to convene an extraordinary general meeting as required by the above request(s) shall be borne by the Company. The Board and the secretary of the Company should cooperate in organizing and convening the Shareholders’ extraordinary general meeting and the relevant matters.

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After submitting relevant proof of identities, the Shareholders are entitled to enquire the Board for the inspection of the register of Shareholders, personal information of Directors, Supervisors and senior management, minutes of Shareholders’ general meetings, resolutions of the meetings of the Board, resolutions of the meetings of the supervisory committee, financial and accounting reports and the copies of the Company’s debentures.

The qualified shareholder(s) may propose special resolutions in writing to the convenor 10 days before the Shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the proposal to announce the content of the proposal. All Directors, Supervisors and senior management should attend the meeting. Except where trade secrets of the Company are involved, the Board, the Supervisors and the senior management should make an explanation or statement regarding the Shareholders’ queries and suggestions.

(XI)	Investor Relations

1.	Continuously Optimizing the Rules for the Management of Relationships with Investors

Pursuant to the laws and supervisory regulations of both the domestic and overseas markets where the Company’s shares are traded, and based on day-to-day business practices, the Company has developed and enhanced the Rules for the Management of Relationship with Investors and the Rules for Disclosure of Information etc. to regulate the management of investor relations by effective information collection, compilation, examination, disclosure and feedback control procedures.

The Company amends and perfects the Articles and other documents at times. The details of the amendments are set out in the section headed “Corporate Governance” under this Chapter.

2.	Actively communicating with the investors

The Company always communicates with investors sincerely, adhering to the principles of transparency, equity and justice.

During the reporting period, the Company reported to investors on its business operations and collected opinions and recommendations on the Company from investors and capital market through face-to-face meetings at international and domestic road-shows. In order to facilitate its bidirectional communications with the capital market, the company has actively participated in investment strategy meetings organized by brokers at home and abroad, invited investors for Company site visits and also made full use of the “SSE e-interactive platform”, hotlines, faxes and e-mails. The company has had 400 contacts with analysts, fund managers and investors.

The Company emphasizes greatly on communications with Shareholders through Shareholders’ general meetings, and encourages the minority Shareholders to participate in Shareholders’ general meetings by various means such as internet voting. The Chairman of the Board, the General Manager, the Chairman and the Vice Chairman of the Supervisory Committee, and the relevant Directors, Supervisors and Senior Management should attend the Shareholders’ general meeting. At the Shareholders’ meeting, each proposal is submitted separately and all the proposals are voted by poll.

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(XII)	Information Disclosure

The Company emphasizes on the truthfulness, timeliness, equity, accuracy and transparency of information disclosure and has observed the disclosure requirements set out in the Hong Kong Listing Rules. The Chief Financial Officer shall ensure the financial report and related information disclosed are a true and fair reflection of the Company’s business operations and financial status, applying the applicable accounting standards and relevant rules and regulations.

1.	Providing the investors with the information timely and fairly

The Company has set up standardized and effective information collection, compilation, examination, disclosure and feedback control procedures to ensure that disclosure of information is in compliance with the regulatory requirements of places where the Company’s shares are listed, and also to give investors reasonable access to the Company’s information. The Company actively considers the needs of investors and strives to enable investors to draw conclusions independently based on the disclosed information.

The Company, through its website, provides investors with up-to-date information of the Company, the improved status of the corporate governance system and the industrial information, realizing the simultaneous disclosure of the Company’s extraordinary announcements, periodic reports on the websites of the stock exchanges and the statutory media.

2.	The fair information disclosure of the Company which is listed on four stock markets

Due to the Company’s multiple stock listings domestically and internationally, the Company consistently adheres to the principle of simultaneous and fair disclosure, therefore, domestic and foreign investors could get timely and fair information on business conditions of the Company and Yancoal Australia.

(XIII)	Internal Controls

The details are set out in the “Internal Controls” in this chapter.

(XIV)	Directors’ Acknowledgment of their Responsibilities in the Preparation of the Company’s Accounts

All Directors acknowledge their responsibility for preparing the accounts for the year ended 31 December 2015 as a true and fair reflection of the Company’s financial situation, operating results and cash flows.

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XI.	COMPLIANCE WITH AND EXEMPTION FROM CORPORATE GOVERNANCE STANDARDS IMPOSED BY THE NEW YORK STOCK EXCHANGE

(Prepared in accordance with the US “Listing Regulations”)

As at the date of this annual report, 56.59% of the Company’s shareholding is owned directly and indirectly by Yankuang Group. The Company is therefore exempted from certain requirements under Section 303A of the Listed Company Manual of the New York Stock Exchange (the “NYSE”): (1) the Company is not required to comply with Section 303A.01, to form a Board with a majority of the independent Directors, (2) the Company is not required to comply with Section 303A.04, to form a nominating and corporate governance committee of the Board with all the members being independent Directors, and (3) the Company is not required to comply with Section 303A.05, to form a compensation committee of the Board with all the members being independent Directors.

The Company has established an audit committee pursuant to Section 303A.06 of the NYSE Listed Company Manual. The Company relies on the exemption under Section 303A.00 for foreign private issuers, as well as the exemption for employee directors provided under Rule 10A-3 of the Exchange Act to comply with the audit committee requirements set out in the NYSE Listed Company Manual.

As a foreign private issuer, the Company is subject to more than one set of corporate governance requirements, including those applicable in the Company’s home country. The table below set out material differences between the Company’s corporate governance practices and the NYSE’s corporate governance requirements contained in Section 303A of the Listed Company Manual of the NYSE:

	NYSE Listed Company Manual Requirements on Corporate Governance	Practice of the Company

Non-executive directors must meet at regular scheduled executive sessions without management	Non-executive directors of each listed company are to meet at regular scheduled executive sessions without management participation. (Section 303A.03)

At present, there is no identical corporate governance requirement in the PRC.

The Company has established a reporting system for all the Directors to ensure that the Directors stay informed of the Company’s business and operations. The Company believes that convening Board meetings on a regular basis offers the non-executive directors an effective forum to communicate and engage in full and open discussions regarding the Company’s affairs.

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	NYSE Listed Company Manual Requirements on Corporate Governance	Practice of the Company

Corporate Governance Guidelines	A listed company must adopt and disclose corporate governance guidelines. These corporate governance guidelines should include:

Although the Company has not adopted a separate set of corporate governance guidelines including all the corporate governance requirements of the NYSE, the Company has, however, formulated the Rules of Procedures for the Shareholders’ General Meetings, Rules of Procedures for the Board of Directors, Rules of Procedures for the Supervisory Committee, Rules for the Work of the Independent Non-Executive Directors, Rules for Disclosure of Information, Rules for the Approval and the Disclosure of the Connected Transactions of the Company, and other corporate governance documentation in accordance with the regulations and requirements of listing in China.

The Company believes that, collectively, the foregoing rules and measures adequately reflect the corporate governance requirements of the NYSE and provide a comprehensive and detailed set of corporate governance requirements to promote the effective operation of the Company. This enables the promotion of a standardized operation of the Company.

• qualifications of directors;
• responsibilities of directors;
• communications between directors and the management and independent advisors;
• remuneration of directors;
• training for new directors and continuing education of directors;
• re-appointment of the management; and
• annual review of the performance of the board (Section 303A.09)

Code of Business Conduct and Ethics	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code of business conduct and ethics for directors or executive officers. (Section 303A)	The Company has adopted a suitable code of ethics, which is published on the website, in compliance with PRC laws and rules of relevant stock exchanges. Although the Company’s current code of business conduct and ethics as adopted does not completely conform to the NYSE rules, the Company believes that the existing code adequately protects the interests of the Company and Shareholders.

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Chapter 10

Corporate Bonds

I.	BASIC INFORMATION OF CORPORATE BONDS

					Unit: RMB100 million
Name	Abbreviation	Code	Issue date	Maturity date	Balance	Interest rate	Way to repay capital and interest	Trade place

2012 Corporate Bond of Yanzhou Coal (second tranche)	12 Yanzhou Coal 04	122272	2014/3/3	2024/3/3	30.50	6.15%	Interest paid once a year, the entire principal repaid at one time at maturity, the final interest paid together with the principal.	Shanghai Stock Exchange
2012 Corporate Bond of Yanzhou Coal (second tranche)	12 Yanzhou Coal 03	122271	2014/3/3	2019/3/3	19.50	5.92%
2012 Corporate Bond of Yanzhou Coal (first tranche)	12 Yanzhou Coal 02	122168	2012/7/23	2022/7/23	40	4.95%
2012 Corporate Bond of Yanzhou Coal (first tranche)	12 Yanzhou Coal 01	122167	2012/7/23	2017/7/23	10	4.20%

II.	CONTACT INFORMATION OF CORPORATE BOND TRUSTEE AND CREDIT RATING AGENCY

Bond trustee	Name	BOC International China Limited (“BOC International”)
	Office address	7/F, No. 110 Xidan North Avenue, Xicheng District, Beijing, PRC
	Contact person	He Yinhui
	Contact number	021-20328000
Credit rating agency	Name	Dagong Global Credit Rating Co., Ltd.
	Office number	29/F, Unit A, Eagle Run Plaza, No.26 Xiaoyun Road, Chaoyang
District, Beijing, P.R.China

Other explanation:

As at 29 March 2016, Yanzhou Coal Mining Co., Ltd. has paid the interests of 2012 corporate bond (first tranche) and 2012 corporate bond (second tranche) on schedule.

III.	USE OF PROCEEDS BY CORPORATE BONDS

The 2012 corporate bond (first tranche) and the 2012 corporate bond (second tranche) of Yanzhou Coal Mining Co., Ltd. issued proceeds of RMB5 billion (before deducting issue expenses), respectively, with RMB10 billion funds raised in total. The whole proceeds were used to replenish working capital including technical improvement for old mines, construction on new mines, coal mining, procurement and repair for preparation equipments, and the continuous input to ensure the safety production of coal mines. The utilization and use plan keep consistent with the prospectus.

The bond balance at the end of the year of 2012 corporate bond (first tranche) of Yanzhou Coal Mining Co., Ltd. was RMB5 billion. The bond balance at the end of the year of 2012 corporate bond (second tranche) of Yanzhou Coal Mining Co., Ltd. was RMB5 billion. The utilization and use plan keep consistent with the prospectus.

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IV.	INFORMATION ON CREDIT RATING AGENCY OF CORPORATE BOND

1.	The track rating made by credit rating agency according to the condition during the reporting period was expected as follows: the long-term credit rating to the Company remains AAA; the credit rating to 12 Yanzhou Coal 01, 12 Yanzhou Coal 02, 12 Yanzhou Coal 03, 12 Yanzhou Coal 04 remains AAA. The relevant information will be published on the websites of Shanghai Stock Exchange and the Company, respectively, in the first half of 2016. Investors please pay attention to it.

2.	During the reporting period, the bond rating of 2012 corporate bond (first tranche) and 2012 corporate bond (second tranche) of Yanzhou Coal Mining Co., Ltd. remain AAA without any change, which indicates that the risk of bonds unable to repay at maturity is lowest.

V.	CREDIT ENHANCEMENT MECHANISM, DEBT REPAYMENT SCHEME AND OTHER RELEVANT INFORMATION OF CORPORATE BONDS DURING THE REPORTING PERIOD

(The financial data listed in this section were calculated in accordance with the CASs)

During the disclosure period, credit enhancement mechanism, debt payment scheme and other debt payment supporting measures has not changed.

1.	Guarantee

Yankuang Group, the controlling shareholder of the Company, provided an irrevocable and joint liability guarantee for the full amount of 2012 corporate bond (first tranche) and 2012 corporate bond (second tranche) of Yanzhou Coal Mining Co., Ltd. unconditionally. The guarantee was approved by the board of directors of Yankuang Group on 2 January 2012. Yankuang Group entered into Guarantee Agreement with the Company and issued Guarantee Letter.

Key financial data and indicators of Yankuang Group (unaudited 2015 financial data) are as follows:

		Unit: RMB10 thousand
	31 December 2015	31 December 2014

Net assets	5,287,841	5,014,280
Liability to asset ratio	74.8%	74.9%
Return rate on net assets	0.35%	0.44%
Current ratio	1.35	1.15
Liquidity ratio	1.01	0.9
Credit status of guarantor	AAA	AAA
Accumulative balance of external guarantee	51,0000	51,0000
Accumulative balance of external guarantee to net assets ratio	9.64%	10.17%

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Corporate Bonds    Chapter 10

2.	Debt repayment scheme

The value date of 12 Yanzhou Coal 01 is on 23 July 2012. Bond interest will be paid once a year within the duration from the value date. The payment date of 12 Yanzhou Coal 01 for the previous interest year from 2012 to 2017 is on 23 July (extended accordingly when it is official holiday or rest day, hereinafter inclusive). The maturity date of 12 Yanzhou Coal 01 is on 23 July 2017. The principal and the interest for the final tranche should be paid in the maturity date.

The value date of 12 Yanzhou Coal 02 is on 23 July 2012. Bond interest will be paid once a year within the duration from the value date. The payment date of 12 Yanzhou Coal 02 for the previous interest year from 2012 to 2022 is on 23 July (extended accordingly when it is official holiday or rest day, hereinafter inclusive). The maturity date of 12 Yanzhou Coal 02 is on 23 July 2022. The principal and the interest for the final tranche should be paid in the maturity date.

The value date of 12 Yanzhou Coal 03 is on 3 March 2014. Bond interest will be paid once a year within the duration from the value date. The payment date of 12 Yanzhou Coal 03 for the previous interest year from 2015 to 2019 is in 3 March (extended accordingly when it is official holiday or rest day, hereinafter inclusive). The maturity date of 12 Yanzhou Coal 03 is on 3 March 2019. The principal and the interest for the final tranche should be paid in the maturity date.

The value date of 12 Yanzhou Coal 04 is on 3 March 2014. Bond interest will be paid once a year within the duration from the value date. The payment date of 12 Yanzhou Coal 04 for the previous interest year from 2015 to 2024 is in 3 March (extended accordingly when it is official holiday or rest day, hereinafter inclusive). The maturity date of 12 Yanzhou Coal 04 is on 3 March 2024. The principal and the interest for the final tranche should be paid in the maturity date.

The payment of principal and interest for 2012 corporate bond (first tranche) and 2012 corporate bond (second tranche) of Yanzhou Coal Mining Co., Ltd. will be conducted by bond registration & depository institution and relevant organizations. The payment detail will be explained in the announcement issued through the media designated by the Company in CSRC according to relevant requirements.

3.	Debt repayment supporting plan

During the disclosure period, the plan and measures for debt repayment supporting is coincident with the prospectus, including:

(1) establish specialized team for debt payment; (2) ensure that the fixed fund is used for its specified purpose only; (3) give full play to the role of bond trustee; (4) formulate the rules for bondholder’s meeting; (5) disclose the information strictly; (6) when the Company cannot pay back the principal and interests of this bond in time, the Company undertakes to take the following measures to effectively protect the interest of bondholders: don’t distribute profits to shareholders; postpone the implementation of significant external investment, merger and acquisition and other capital expenditure projects; reduce or suspend the salaries and bonuses for directors and senior management; main responsibility person cannot be transferred.

4.	Special account for debt payment

The Company didn’t set up a special account for debt repayment.

Annual Report 2015	137

Chapter 10    Corporate Bonds

VI.	BONDHOLDER’S MEETING

During the reporting period, there was no bondholder’s meeting.

VII.	PERFORMANCE OF DUTIES BY BOND TRUSTEE

The Company and BOC International (China) Limited (“BOC International”) entered into the Agreement on Bond Entrusted Management in January 2012, according to which, BOC International was appointed as the trustee of this bond. During the reporting period, reports on entrusted management businesses have been disclosed by BOC International and posted in the website of Shanghai Stock Exchange. Bondholders have the right to check them at all times.

VIII.	ACCOUNTING DATA AND FINANCIAL INDICATORS FOR THE LAST TWO YEARS AS AT THE END OF THE REPORTING PERIOD

(The financial data listed in this section were calculated in accordance with the CASs)

			Unit: RMB10 thousand
Main indicator	2015	2014	Increase/decrease for the period compared with that of the same period of previous year

EBITDA	478,567	626,354	-23.59
Net cash flow from investing activities	-669,066	-708,919	-5.62
Net cash flow from financing activities	671,748	1,076,689	-37.61
Cash and cash equivalents balance at the end of the year	2,345,506	2,037,688	15.11
Current ratio	1.17	1.31	-10.69
Liquidity ratio	1.12	1.24	-9.68
Liability to asset ratio	69.08%	67.19%	Increase 1.89 percentage point
Total debt to EBITDA ratio	20.07	14.34	39.96
Interest cover ratio	2.07	2.68	-22.76
Cash interest cover ratio	2.38	4.60	-48.26
EBITDA interest cover ratio	3.39	3.22	5.28
Loan repayment rate	100%	100%	—
Interest coverage	100%	100%	—

138	Yanzhou Coal Mining Company Limited

Corporate Bonds    Chapter 10

IX.	ASSETS STATUS OF THE COMPANY AT THE END OF THE REPORTING PERIOD

(The financial data listed in this section were calculated in accordance with the CASs)

As at 31 December 2015, assets mortgage and pledge status of the Company were as follows:

Items	Book value at 31 December 2015	Restricted reason

Cash and cash equivalents	122,836	Environment management guarantee deposit, other deposit
Notes receivable	363,030	Acceptance bill pledging
Construction in process	1,019,351	Mortgage loan
Total assets of Premier coal mine	1,186,672	Mortgage loan

X.	INTEREST PAYMENT OF OTHER BONDS AND DEBT FINANCING INSTRUMENTS

1.	The issuance of other bonds and financing instruments

From 1 January 2015 to the disclosure date of this annual report, details on other bonds and financing instruments issued by the Group in the PRC are as follows:

	2015 first tranche of short-term notes	2015 first tranche of non-public issuance of financing instruments	2015 first tranche of medium-term notes	2015 first tranche of super-short term notes	2015 second tranche of super-short term notes	2016 first tranche of super-short term notes	2016 second tranche of super-short term notes

Examination and approval procedures	Considered and approved at the 2012 annual general meeting of the Company held on 15 May 2013	Considered and approved at the 2012 annual general meeting of the Company held on 15 May 2013	Considered and approved at the 2013 annual general meeting of the Company held on 14 May 2014	Considered and approved at the 2013 annual general meeting of the Company held on 14 May 2014	Considered and approved at the 2013 annual general meeting of the Company held on 14 May 2014	Considered and approved at the 2014 annual general meeting of the Company held on 22 May 2015	Considered and approved at the 2014 annual general meeting of the Company held on 22 May 2015
Issuer	Yanzhou Coal Mining Co., Ltd.
Issue date	18 March 2015	10 April 2015	30 April 2015	11 June 2015	18 June 2015	22 February 2016	3 March 2016
Value date	20 March 2015	13 April 2015	5 May 2015	15 June 2015	19 June 2015	24 February 2016	4 March 2016
Maturity date	20 March 2016	12 April 2018	4 May 2018	11 March 2015	15 March 2016	20 November 2016	29 November 2016
Interest rate	5.19%	6.50%	6.19%	4.20%	4.20%	3.40%	3.29%
Issue price	RMB100/par value	RMB100 par value	RMB100/par value	RMB100 par value	RMB100/par value	RMB100 par value	RMB100/par value
	RMB100	RMB100	RMB100	RMB100	RMB100	RMB100	RMB100
Amount of issue	RMB5 billion	RMB2 billion	RMB2 billion	RMB2.5 billion	RMB2.5 billion	RMB4 billion	RMB4 billion
Net proceeds	RMB4.99 billion	RMB1.982 billion	RMB1.982 billion	RMB2.496 billion	RMB2.496 billion	RMB3.994 billion	RMB3.994 billion
Use of proceeds	Replenishment of working capital for operation and production of the Company, repayment of loans from banks	Repayment loans from financial institutions	Replenishment of working capital for operation and production	Replenishment of working capital for operation and production	Replenishment of working capital for operation and production	Replenishment of working capital for operation and production	Replenishment of working capital for operation and production

Annual Report 2015	139

Chapter 10    Corporate Bonds

	2015 first tranche of short-term notes	2015 first tranche of non-public issuance of financing instruments	2015 first tranche of medium-term notes	2015 first tranche of super-short term notes	2015 second tranche of super-short term notes	2016 first tranche of super-short term notes	2016 second tranche of super-short term notes

Total amount of proceeds that has been used in the reporting period	RMB4.99 billion	RMB1.982 billion	RMB1.982 billion	RMB2.496 billion	RMB2.496 billion	RMB3.994 billion	RMB3.994 billion
Total accumulated amount of proceeds that has been used	RMB4.99 billion	RMB1.982 billion	RMB1.982 billion	RMB2.496 billion	RMB2.496 billion	RMB3.994 billion	RMB3.994 billion
Date and credit rating of tracked ratings	29 June 2015 A-1	—	29 June 2015 AAA	—	—	—	—
Principal payment in the reporting period	RMB5 billion	—	—	RMB2.5 billion	RMB2.5 billion	—	—
Interest payment in the reporting period	RMB259.5 million	—	—	RMB77.459 million	RMB77.459 million	—	—
Whether the principal or interest payment breached the contract	No	No	No	No	No	No	No
Significant litigations affected by reimbursement schedule of bonds	No	No	No	No	No	No	No

2.	Principal and interest payment of other bonds and financing instruments during the reporting period

The Company paid the principal and interest of the short-term note, super-short term note, medium-term note and USD bond due within the reporting period on schedule without the default.

XI.	BANK CREDIT STATUS DURING THE REPORTING PERIOD

As at 31 December 2015, the total bank credit limit of the Company was RMB109.837 billion, of which, RMB39.808 billion has been used, RMB70.029 billion remained unused. In 2015, the Company repaid the principal and interest of bank loan amounting to RMB11.538 billion on schedule without extension, drawdown and default.

XII.	PERFORMANCE OF THE RELEVANT AGREEMENT OR COMMITMENT IN BOND PROSPECTUS DURING THE REPORTING PERIOD

The Company strictly performed the relevant agreement and fulfilled the commitment of prospectus without any default. There was no safety matter to affect investor’s fund.

XIII.	EFFECT ON OPERATIONS AND DEBT PAYING ABILITY OF THE COMPANY BY SIGNIFICANT EVENTS

For the information on significant events and latest progress of the Company, please refer to “Chapter 6 Significant Events” in this annual report.

The abovementioned significant events had no great effects on the Company’s operation and didn’t influence the debt payment ability to investors as the Company operates stably and has smooth financing channel.

140	Yanzhou Coal Mining Company Limited

Chapter 11

Independent Auditor’s Report

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the consolidated financial statements of Yanzhou Coal Mining Company Limited (the “Company”) and its subsidiaries set out on pages 143 to 273, which comprise the consolidated balance sheet as at December 31, 2015, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Annual Report 2015	141

Independent Auditor’s Report    Chapter 11

OPINION

In our opinion, and the consolidated financial statements give a true and fair view of the financial position of the Company and its subsidiaries as at December 31, 2015 and of their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Grant Thornton Hong Kong Limited

Certified Public Accountants

Level 12

28 Hennessy Road

Wanchai

Hong Kong

March 29, 2016

Shaw Chi Kit

Practising Certificate No.: P04834

142	Yanzhou Coal Mining Company Limited

Chapter 12

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2015

		Year ended December 31,
	NOTES	2015 RMB’000		2014 RMB’000		2013 RMB’000

GROSS SALES OF COAL	7		32,875,951		58,539,353		54,444,843
RAILWAY TRANSPORTATION SERVICE INCOME			327,311		373,617		457,898
GROSS SALES OF ELECTRICITY POWER			598,608		241,490		332,125
GROSS SALES OF METHANOL			2,264,749		1,195,458		1,155,742
GROSS SALES OF HEAT SUPPLY			27,549		20,846		11,218
GROSS SALES OF EQUIPMENT MANUFACTURING			309,918		—		—

TOTAL REVENUE			36,404,086		60,370,764		56,401,826

TRANSPORTATION COSTS OF COAL	7		(2,078,902)		(2,291,594)		(2,024,196)
COST OF SALES AND SERVICE PROVIDED	8		(25,838,279)		(49,557,502)		(42,511,838)
COST OF ELECTRICITY POWER			(476,513)		(159,724)		(320,515)
COST OF METHANOL			(1,535,828)		(869,294)		(850,788)
COST OF HEAT SUPPLY			(13,353)		(11,236)		(6,709)
COST OF EQUIPMENT MANUFACTURING			(307,600)		—		—

GROSS PROFIT			6,153,611		7,481,414		10,687,780

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9		(5,696,704)		(6,069,884)		(10,380,713)
SHARE OF PROFIT OF ASSOCIATES	27		502,364		310,604		233,897
SHARE OF LOSS OF JOINT VENTURES	30		(170,458)		(320,829)		(376,032)
OTHER INCOME	10		2,317,855		2,382,186		1,020,577
INTEREST EXPENSES	11		(2,484,411)		(2,183,581)		(1,765,777)

PROFIT (LOSS) BEFORE INCOME TAXES	13		622,257		1,599,910		(580,268)

INCOME TAXES	12		(489,637)		(1,112,807)		394,815

PROFIT (LOSS) FOR THE YEAR			132,620		487,103		(185,453)

Attributable to:
Equity holders of the Company			164,459		766,158		777,368
Owners of perpetual capital securities	42		346,227		36,456		—
Non-controlling interests
– Perpetual capital securities	42		140,593		82,079		—
– Other			(518,659)		(397,590)		(962,821)

			132,620		487,103		(185,453)

EARNINGS PER SHARE, BASIC AND DILUTED	16	RMB	0.03	RMB	0.16	RMB	0.16

EARNINGS PER ADS, BASIC AND DILUTED	16	RMB	0.33	RMB	1.56	RMB	1.58

Annual Report 2015	143

Chapter 12    Consolidated Financial Statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2015

		Year ended December 31,
	NOTES	2015 RMB’000	2014 RMB’000	2013 RMB’000

Profit (Loss) for the year		132,620	487,103	(185,453)

Other comprehensive (loss) income (after income tax):
Items that may be reclassified subsequently to profit or loss:

Available-for-sales investments:
Change in fair value		38,336	76,549	5,283
Reclassification adjustments for amounts transferred to income statement (included in other income)		(193,408)	—	—
Deferred taxes		38,768	(19,137)	(1,321)

		(116,304)	57,412	3,962

Cash flow hedges:
Cash flow hedge amounts recognized in other comprehensive income		(194,079)	(2,606,339)	(1,265,664)
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)		284,075	1,297,843	(39,729)
Deferred taxes		16,487	394,986	395,395

		106,483	(913,510)	(909,998)

Share of other comprehensive income of associates		7,084	11,213	—
Share of other comprehensive income of joint ventures		94,865	—	—
Exchange difference arising on translation of foreign operations		(4,119,404)	(1,789,321)	(3,684,529)

Other comprehensive (loss) income for the year		(4,027,276)	(2,634,206)	(4,590,565)

Total comprehensive (loss) income for the year		(3,894,656)	(2,147,103)	(4,776,018)

Attributable to:
Equity holders of the Company		(3,238,138)	(1,554,464)	(3,069,475)
Owners of perpetual capital securities		346,227	36,456	—
Non-controlling interests
– Perpetual capital securities		140,593	82,079	—
– Other		(1,143,338)	(711,174)	(1,706,543)

		(3,894,656)	(2,147,103)	(4,776,018)

144	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

CONSOLIDATED BALANCE SHEET

As at December 31, 2015

		At December 31,
	NOTES	2015 RMB’000	2014 RMB’000

ASSETS

CURRENT ASSETS
Bank balances and cash	17	20,175,120	15,041,928
Term deposits	17	2,995,066	5,154,296
Restricted cash	17	407,711	275,981
Bills and accounts receivable	18	5,976,837	7,084,105
Long term receivables-due within one year	28	1,565,194	1,705,757
Royalty receivable	19	93,083	89,137
Inventories	20	1,852,333	1,470,480
Prepayments and other receivables	21	7,968,818	7,219,251
Prepaid lease payments	22	23,407	22,343
Derivative financial instruments	37	—	359
Tax recoverable		12,976	22,706

		41,070,545	38,086,343
Assets classified as held for sale	32	7,740,520	—

TOTAL CURRENT ASSETS		48,811,065	38,086,343

NON-CURRENT ASSETS
Intangible assets	23	32,243,310	37,287,549
Prepaid lease payments	22	900,942	776,751
Property, plant and equipment	24	45,615,970	44,174,612
Goodwill	25	2,296,083	2,232,751
Investments in securities	26	944,410	388,764
Interests in associates	27	3,263,764	2,955,629
Interests in joint ventures	30	57,479	130,867
Restricted cash	17	—	53,870
Long term receivables-due after one year	28	247,339	302,517
Royalty receivable	19	875,444	909,927
Deposits made on investments	29	118,926	118,926
Deferred tax assets	40	7,097,143	5,679,608

TOTAL NON-CURRENT ASSETS		93,660,810	95,011,771

TOTAL ASSETS		142,471,875	133,098,114

Annual Report 2015	145

Chapter 12    Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET (continued)

As at December 31, 2015

		At December 31,
	NOTES	2015 RMB’000	2014 RMB’000

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	33	4,207,366	4,037,204
Other payables and accrued expenses	34	9,009,307	8,736,690
Provision for land subsidence, restoration, rehabilitation and environmental costs	35	2,616,998	2,900,054
Amounts due to Parent Company and its subsidiary companies		190,150	190,408
Borrowings – due within one year	36	23,903,217	10,871,689
Long term payable and provision – due within one year	39	398,566	398,794
Derivative financial instruments	37	5,442	81,602
Tax payable		204,418	113,442

		40,535,464	27,329,883
Liabilities directly associated with assets classified as held for sale	32	1,520,831	—

TOTAL CURRENT LIABILITIES		42,056,295	27,329,883

NON-CURRENT LIABILITIES
Borrowings – due after one year	36	45,576,588	50,566,399
Deferred tax liabilities	40	7,823,565	7,554,413
Provision for land subsidence, restoration, rehabilitation and environmental costs	35	582,741	529,953
Long term payable and provision – due after one year	39	631,032	1,118,950

TOTAL NON-CURRENT LIABILITIES		54,613,926	59,769,715

TOTAL LIABILITIES		96,670,221	87,099,598

CAPITAL AND RESERVES
Share capital	41	4,918,400	4,918,400
Reserves	41	30,451,501	33,807,446

Equity attributable to equity holders of the Company		35,369,901	38,725,846
Owners of perpetual capital security	42	6,661,683	2,521,456
Non-controlling interests
– Perpetual capital security	42	1,854,837	1,851,903
– Subordinated capital notes	43	3,102	3,102
– Other		1,912,131	2,896,209

TOTAL EQUITY		45,801,654	45,998,516

TOTAL LIABILITIES AND EQUITY		142,471,875	133,098,114

Li Xiyong	Zhao Qingchun

Director	Director

146	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended december 31, 2015

	Share capital RMB’000 (note 41)	Share premium RMB’000	Future development fund RMB’000 (note 41)	Statutory common reserve fund RMB’000 (note 41)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000

Balance at January 1, 2013	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	27,923,980	45,530,034	3,190,096	48,720,130

Profit (loss) for the year	—	—	—	—	—	—	—	777,368	777,368	(962,821)	(185,453)
Other comprehensive income (loss):
– Fair value change of available-for-sale investments	—	—	—	—	—	3,962	—	—	3,962	—	3,962
– Cash flow hedge reserve recognized	—	—	—	—	—	—	(697,568)	—	(697,568)	(212,430)	(909,998)
– Exchange difference arising on translation of foreign operations	—	—	—	—	(3,153,237)	—	—	—	(3,153,237)	(531,292)	(3,684,529)

Total comprehensive income (loss) for the year	—	—	—	—	(3,153,237)	3,962	(697,568)	777,368	(3,069,475)	(1,706,543)	(4,776,018)

Transactions with owners
– Acquisition of Hao Sheng	—	—	—	—	—	—	—	—	—	2,401,737	2,401,737
– Increase of the registered capital of Hao Sheng	—	—	—	—	—	—	—	—	—	75,540	75,540
– Stamp duty arising from the restructuring of Australian subsidiaries	—	—	—	—	—	—	—	(71,140)	(71,140)	—	(71,140)
– Set up of Rizhao	—	—	—	—	—	—	—	—	—	147,000	147,000
– Appropriations to and utilization of reserves	—	—	(820,272)	535,945	—	—	—	284,327	—	—	—
– Dividends	—	—	—	—	—	—	—	(1,770,624)	(1,770,624)	(60,277)	(1,830,901)
– Acquisition of non-controlling interests	—	—	—	—	—	—	—	(240,117)	(240,117)	(440,170)	(680,287)

Total transactions with owners	—	—	(820,272)	535,945	—	—	—	(1,797,554)	(2,081,881)	2,123,830	41,949

Balance at December 31, 2013	4,918,400	2,981,002	3,975,732	5,511,323	(3,232,348)	71,560	(750,785)	26,903,794	40,378,678	3,607,383	43,986,061

Annual Report 2015	147

Chapter 12    Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the year ended December 31, 2015

Update

	Attributable to equity holders of the Company										Non-controlling interests
	Share capital RMB’000 (note 41)	Share premium RMB’000	Future development fund RMB’000 (note 41)	Statutory common reserve fund RMB’000 (note 41)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Total RMB’000	Perpetual Capital Securities issued by the Company RMB’000 (note 42a)	Perpetual Capital Securities issued by a subsidiary RMB’000 (note 42b)	Subordinated Capital Notes RMB’000 (note 43)	Others RMB’000	Total RMB’000

Balance at January 1, 2014	4,918,400	2,981,002	3,975,732	5,511,323	(3,232,348)	71,560	(750,785)	26,903,794	40,378,678	—	—	—	3,607,383	43,986,061

Profit (loss) for the year	—	—	—	—	—	—	—	766,158	766,158	36,456	82,079	—	(397,590)	487,103
Other comprehensive income (loss):
– Fair value change of available-for-sale investments	—	—	—	—	—	57,412	—	—	57,412	—	—	—	—	57,412
– Share of comprehensive income from associate	—	—	—	—	—	11,213	—	—	11,213	—	—	—	—	11,213
– Cash flow hedge reserve recognized	—	—	—	—	—	—	(705,157)	—	(705,157)	—	—	—	(208,353)	(913,510)
– Exchange difference arising on translation of foreign operations	—	—	—	—	(1,684,090)	—	—	—	(1,684,090)	—	—	—	(105,231)	(1,789,321)

Total comprehensive income (loss) for the year	—	—	—	—	(1,684,090)	68,625	(705,157)	766,158	(1,554,464)	36,456	82,079	—	(711,174)	(2,147,103)

Transactions with owners
– Issuance of Subordinated Capital Notes	—	—	—	—	—	—	—	—	—	—	—	3,102	—	3,102
– Issuance of perpetual capital securities	—	—	—	—	—	—	—	—	—	2,485,000	1,835,747	—	—	4,320,747
– Distribution paid to holders of perpetual capital securities	—	—	—	—	—	—	—	—	—	—	(65,923)	—	—	(65,923)
– Appropriations to and utilization of reserves	—	—	(2,316,285)	418,788	—	—	—	1,897,497	—	—	—	—	—	—
– Dividends	—	—	—	—	—	—	—	(98,368)	(98,368)	—	—	—	—	(98,368)

Total transactions with owners	—	—	(2,316,285)	418,788	—	—	—	1,799,129	(98,368)	2,485,000	1,769,824	3,102	—	4,159,558

Balance at December 31, 2014	4,918,400	2,981,002	1,659,447	5,930,111	(4,916,438)	140,185	(1,455,942)	29,469,081	38,725,846	2,521,456	1,851,903	3,102	2,896,209	45,998,516

148	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the year ended December 31, 2015

	Attributable to equity holders of the Company											Non-controlling interests
	Share capital RMB’000 (note 41)	Capital reserve RMB’000	Share premium RMB’000	Future development fund RMB’000 (note 41)	Statutory common reserve fund RMB’000 (note 41)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Total RMB’000	Perpetual Capital Securities issued by the Company RMB’000 (note 42a)	Perpetual Capital Securities issued by a subsidiary RMB’000 (note 42b)	Subordinated Capital Notes RMB’000 (note 43)	Others RMB’000	Total RMB’000

Balance at January 1, 2015	4,918,400	—	2,981,002	1,659,447	5,930,111	(4,916,438)	140,185	(1,455,942)	29,469,081	38,725,846	2,521,456	1,851,903	3,102	2,896,209	45,998,516

Profit (loss) for the year	—	—	—	—	—	—	—	—	164,459	164,459	346,227	140,593	—	(518,659)	132,620
Other comprehensive income (loss):
– Fair value change of available-for-sale investments	—	—	—	—	—	—	(116,304)	—	—	(116,304)	—	—	—	—	(116,304)
– Share of comprehensive income from associate	—	—	—	—	—	—	7,084	—	—	7,084	—	—	—	—	7,084
– Share of comprehensive income from joint ventures	—	—	—	—	—	—	73,995	—	—	73,995	—	—	—	20,870	94,865
– Cash flow hedge reserve recognized	—	—	—	—	—	—	—	98,687	—	98,687	—	—	—	7,796	106,483
– Exchange difference arising on translation of foreign operations	—	—	—	—	—	(3,463,859)	(2,200)	—	—	(3,466,059)	—	—	—	(653,345)	(4,119,404)

Total comprehensive income (loss) for the year	—		—	—	—	(3,463,859)	(37,425)	98,687	164,459	(3,238,138)	346,227	140,593	—	(1,143,338)	(3,894,656)

Transactions with owners
– Issuance of Subordinated Capital Notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
– Issuance of perpetual capital securities	—	—	—	—	—	—	—	—	—	—	3,964,000	—	—	—	3,964,000
– Distribution paid to holders of perpetual capital securities	—	—	—	—	—	—	—	—	—	—	(170,000)	(137,659)	—	—	(307,659)
– Increase capital to Zhongyin Financial	—	—	—	—	—	—	—	—	—	—	—	—	—	60,127	60,127
– Establishment of Ruifeng	—	—	—	—	—	—	—	—	—	—	—	—	—	98,000	98,000
– Establishment of Jintong	—	—	—	—	—	—	—	—	—	—	—	—	—	1,133	1,133
– Appropriations to and utilization of reserves	—	—	—	(680,786)	22,392	—	—	—	658,394	—	—	—	—	—	—
– Share repurchased and not yet cancelled (Note 41)	—	(19,439)	—	—	—	—	—	—	—	(19,439)	—	—	—	—	(19,439)
– Dividends	—	—	—	—	—	—	—	—	(98,368)	(98,368)	—	—	—	—	(98,368)

Total transactions with owners	—	(19,439)	—	(680,786)	22,392	—	—	—	560,026	(117,807)	3,794,000	(137,659)	—	159,260	3,697,794

Balance at December 31, 2015	4,918,400	(19,439)	2,981,002	978,661	5,952,503	(8,380,297)	102,760	(1,357,255)	30,193,566	35,369,901	6,661,683	1,854,837	3,102	1,912,131	45,801,654

Annual Report 2015	149

Chapter 12    Consolidated Financial Statements

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2015

		Year ended December 31,
	NOTES	2015 RMB’000	2014 RMB’000	2013 RMB’000

OPERATING ACTIVITIES

(Loss) Profit before income taxes	13	622,257	1,599,910	(580,268)
Adjustments for:
Interest expenses		2,484,411	2,183,581	1,765,777
Interest income	10	(1,296,787)	(835,931)	(489,348)
Dividend income	10	(31,981)	(7,385)	(71,395)
Net unrealized foreign exchange loss (gain)		497,369	(359,665)	581,145
Depreciation of property, plant and equipment	24	3,742,576	3,078,755	3,124,953
Release of prepaid lease payments	13	21,334	18,888	18,728
Gain on sale of investment in securities	10	(204,331)	—	—
Bargain purchase	10	—	(147,993)	—
Gain on acquisition of additional interest in joint operation	10	(30,930)	—	—
Amortization of intangible assets	13	719,391	1,116,482	1,325,078
Provision (Reversal) of impairment loss on accounts receivable and other receivables, net	13	56,575	6,261	(742)
Provision (Reversal) of impairment loss on intangibles assets		—	(731,332)	2,052,238
Provision of impairment loss on goodwill	25	326,918	—	—
Provision of impairment loss on inventories		26,437	8,621	58,274
Reversal of impairment loss on inventories		(18,858)	—	—
Share of loss of joint ventures	30	170,458	320,829	376,032
Share of profit of associates	27	(502,364)	(310,604)	(233,897)
Loss on fair value change of contingent value rights shares liabilities		—	18,314	241,223
Gain on disposal of property, plant and equipment	13	(9,069)	(5,986)	(14,973)
Loss on disposal of intangible assets		—	—	4,400

Operating cash flows before movements in working capital		6,573,406	5,952,745	8,157,225

(Increase) Decrease in bills and accounts receivable		983,200	1,847,613	(1,722,004)
(Increase) Decrease in inventories		(426,852)	43,467	(264,844)
Movement in provision for land subsidence, restoration, rehabilitation and environmental cost		(198,029)	(381,325)	170,486
Increase in prepaid lease payment		(146,589)	(123,079)	—
Increase (Decrease) in prepayments and other current assets		185,814	(773,056)	(1,377,975)
Increase (Decrease) in bills and accounts payable		229,657	1,571,594	(3,187,931)
Increase (Decrease) in other payables and accrued expenses		112,304	(182,329)	(1,223,267)
Decrease in long-term payable and provision		(623,013)	(807,331)	(35,670)

Cash generated from operations		6,689,898	7,148,299	516,020

Income taxes paid		(1,556,305)	(2,219,435)	(1,755,881)
Interest paid		(2,553,742)	(1,815,292)	(1,624,380)
Interest received		1,269,505	814,714	478,572
Dividend received	10	31,981	7,385	71,395
Dividend received from associates		465,873	236,145	113,216

NET CASH FROM (USED IN) OPERATING ACTIVITIES		4,347,210	4,171,816	(2,201,058)

150	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

CONSOLIDATED CASH FLOW STATEMENT (continued)

For the year ended December 31, 2015

		Year ended December 31,
	NOTES	2015 RMB’000	2014 RMB’000	2013 RMB’000

INVESTING ACTIVITIES

Decrease (Increase) in term deposits		2,152,436	(723,340)	(1,286,055)
(Increase) Decrease in restricted cash		(81,024)	(186,056)	43,748
Purchase of property, plant and equipment		(12,309,864)	(5,800,186)	(10,221,406)
Decrease (Increase) in long term receivables		73,994	(246,379)	(245,779)
(Increase) Decrease in deposit made on investments		—	3,000	(4,000)
Proceeds on disposal of property, plant and equipment		3,404,790	81,132	80,236
Investments in securities		(6,720)	(100,671)	(202)
Investment in securities of Qilu Bank		(782,948)	—	—
Proceeds from sale of investments in securities		445,073	15	—
Investment in an associate	27	(1,514,560)	(125,000)	—
Repayment from/(Advance to) an associate		1,250,000	(1,250,000)	—
Acquisition of Moolarben	48	(93,148)	—	—
Acquisition of Donghua	47	(586,354)	—	—
Acquisition of Ashton	46	—	(58,679)	—
Acquisition of Hao Sheng		—	—	(802,089)
Acquisition of Xintai		—	—	(680,287)
Purchase of intangible assets	23	(155,048)	(128,627)	(388,536)

NET CASH USED IN INVESTING ACTIVITIES		(8,203,373)	(8,534,791)	(13,504,370)

FINANCING ACTIVITIES

Dividends paid		(98,368)	(98,368)	(1,770,624)
Proceeds from bank borrowings		12,910,157	8,072,750	21,103,061
Repayment of bank borrowings		(9,751,530)	(6,193,233)	(10,000,905)
Repayment of other borrowings		(17,522)	(209,774)	(2,057,376)
Proceeds from issuance of guaranteed notes		9,996,667	9,932,220	5,997,500
Proceeds from issuance of perpetual capital securities		3,964,000	4,320,747	—
Proceeds from issuance of subordinated capital notes		—	3,102	—
Repurchase of contingent value rights shares		—	(1,373,523)	—
Repayment of guaranteed notes		(5,761,761)	(5,995,833)	—
Proceeds from other borrowings		—	300,000	—
Payment of repurchase of shares	41	(19,439)	—	—
Distribution paid to holders of perpetual capital securities		(307,659)	(65,923)	—
Dividends paid to non-controlling interests of a subsidiary		—	—	(60,277)
Contribution from non-controlling interests		159,260	—	75,540

NET CASH FROM FINANCING ACTIVITIES		11,073,805	8,692,165	13,286,919

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		7,217,642	4,329,190	(2,418,509)

CASH AND CASH EQUIVALENTS, AT JANUARY 1		15,041,928	10,922,637	12,717,358

EFFECT OF FOREIGN EXCHANGE RATE CHANGES		233,430	(209,899)	623,788
INCLUDED IN ASSETS HELD FOR SALE		(2,317,880)	—	—

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		20,175,120	15,041,928	10,922,637

Annual Report 2015	151

Chapter 12    Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a Sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Stock Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the Group Profile and General Information to the annual report.

The Company operates eight coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”), Jining III coal mine (“Jining III”), Beisu coal mine (“Beisu”) and Yangcun coal mine (“Yangcun”) as well as a regional rail network that links the eight mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s subsidiaries, associates, joint ventures and joint operations are set out in notes 57, 27, 30 and 31 respectively.

As at December 31, 2015, the Company and all its subsidiaries (collectively referred to as the “Group”) had net current assets of RMB6,754,770,000 (2014: RMB10,756,460,000) and total assets less current liabilities of RMB100,415,580,000 (2014: RMB105,768,231,000).

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemicals Company Limited (“Shanxi Tianhao”). In 2010, Shanxi Neng Hua acquired approximately 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008.

152	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

In 2004, the Company acquired 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to exploit and sale of coal in Juye coal field. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in 2010.

The Company originally held 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). The Company acquired the remaining 3% equity interest and made further investment of RMB600,000,000 in Yulin in 2008.

In February 2009, the Company acquired a 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) from the Parent Company at a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC with the principal business of the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173,007,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange (“ASX”), to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in 2009. In 2011, Felix Resources Limited was renamed as Yancoal Resources Limited (“Yancoal Resources”).

In 2009, the Company invested RMB500 million to set up a wholly-owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. In 2011, the Company invested additional equity in the registered capital of Ordos of RMB2.6 billion. The Company also acquired Yiginhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435,000,000.

In 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies at a consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region.

In 2011, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales. On September 30, 2013, Ordos acquired remaining 20% of non-controlling interests of Xintai with consideration of RMB680,287,000.

Annual Report 2015	153

Chapter 12    Consolidated Financial Statements

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

In 2011, the Company acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively “Syntech”) at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on August 1, 2012.

The Company entered into a sales and purchases agreement on September 27, 2011 to acquire 100% equity interests in both Wesfarmers Premier Coal Limited (“Premier Coal”) and Wesfarmers Char Pty Ltd (“Wesfarmers Char”) at a consideration of AUD313,533,000. The acquisition was completed on December 30, 2011. Premier Coal is mainly engaged in the exploration, production and processing of coal. Wesfarmers Char is mainly engaged in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

In 2011, the Company invested USD2.8 million to set up a wholly-owned subsidiary, Yancoal International (Holding) Co., Limited (“Yancoal International”). Yancoal International was established in Hong Kong to act as a platform for overseas assets and business management. Yancoal International has four subsidiaries, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Resources Development Co., Limited and Yancoal Luxembourg Energy Holding Co., Limited (“Yancoal Luxembourg”). Yancoal Luxembourg established a wholly-owned subsidiary, Yancoal Canada Resources Co., Ltd (“Yancoal Canada”) with USD290 million as investment. The Company acquired, at a total consideration of USD260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada through Yancoal Canada. The permit transfer registrations were completed on September 30, 2011.

On December 22, 2011 and March 5, 2012, the Company, Yancoal Australia Limited (“Yancoal Australia”) and Gloucester Coal Limited (“Gloucester”), a corporation incorporated in Australia whose shares are listed on the ASX, entered into the merger proposal deed in respect of a proposal for the merger of Yancoal Australia and Gloucester. Yancoal Australia acquired the entire issued share capital of Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 contingent value rights shares (“CVR shares”). Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The merger was completed on June 27, 2012. The ordinary shares and CVR shares of Yancoal Australia was listed on the ASX on June 28, 2012. On June 22, 2012, according to the merger agreement, the equity interest in Syntech and Premier Coal held by Yancoal Australia has been transferred to Yancoal International.

On April 23, 2012, the Company entered into an assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Zoucheng Yankuang Beisheng Industry & Trading Co., Ltd (“Beisheng Industry and Trade”), Shandong Shengyang Wood Co., Ltd (“Shengyang Wood”) and Jining Jiemei New Wall Materials Co., Ltd (“Jiemei Wall Materials”). Beisu and Yangcun mainly engaged in the production and exploration of PCI coal and thermal coal. The acquisition was completed on May 31, 2012.

154	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

In 2012, the Company entered into an agreement for investment in Shandong Coal Trading Centre Co., Limited (“Trading Centre”) with two third parties. The Company contribute RMB51,000,000 which represents 51% of the equity interest in Trading Centre. The principal activities of Trading Centre is to provide coal trading and relevant advisory services. Trading Centre has not yet commenced any business.

In 2010, the Company entered into a co-operative agreement with three independent third parties to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (“Hao Sheng”) and obtained the mining rights of the Shilawusu Coal Field (“the mining right”) in the name of Hao Sheng. From 2011 to 2013, the Company entered into agreements with contract parties to further acquire equity interest in Hao Sheng and increase Hao Sheng’s registered capital. Upon completion of these agreements during the period, the Company owns 74.82% equity interest in Hao Sheng with total consideration of RMB 7,136,536,000. During the year ended December 31, 2014, the Company made additional contribution of RMB 224,460,000 in proportionate its equity interest. During the year, the Company made additional contribution of RMB137,420,000 to registered capital and the shareholding increased to 77.75%. As at December 31, 2015, Hao Sheng has not commenced any business.

In 2012, the Company entered into a cooperation agreement with two independent third parties to set up a company, Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (“Rizhao”), to act as a coal blending, storage and distribution base in Rizhao Port. Upon completion of registration procedures in 2013, the Company contributed RMB153,000,000, which represents 51% equity interest of Rizhao.

In 2014, the Company entered into a co-operative agreement with Yancoal International and contributed RMB500,000,000 to set up Zhongyin Financial Leasing Company Limited (“Zhongyin Financial”) in Shanghai Pilot Free Trade Zone, to provide finance lease, lease consultation and guaranteed and commercial insurance service for finance lease business. The registration process was completed on May 20, 2014. In January 2015, the Company entered additional contribution agreement with Yancoal International and a third party, Shandong Yongzheng Investment development Co., Ltd. The additional contribution of RMB1,560,000,000 was made to registered capital. The registration completed on July 14, 2015 and the shareholding of the Company decreased from 100% to 97%.

In 2014, the Company invested RMB300,000,000 to set up a wholly-owned subsidiary of Shandong Zhongyin Logistics & Trade Company Limited (“Zhongyin Logistics”), mainly engaged in the business of sales of coal and procurement of coal mining machinery and equipment parts.

In 2014, the Company invested RMB100,000,000 to set up a wholly-owned subsidiary of Duanxin Investment Holding (Beijing) Company Limited (“Duanxin”), mainly engaged in the business of consultancy service of operation management and investment management. During the year, the Company made additional contribution of RMB800,000,000 to registered capital without any change in shareholding. As at the end of the reporting period, Duanxin has not yet commenced any business.

Annual Report 2015	155

Chapter 12    Consolidated Financial Statements

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

On July 27, 2015, the Company acquired 100% equity interest of Yankuang Donghua Heavy Industry Limited (“Donghua”) at a consideration of RMB676,000,000 from the Parent Company. Donghua owns five subsidiaries, the principal activities of Donghua are manufacturing of comprehensive coal mining and excavating equipment.

In August 2015, a subsidiary of Donghua, Yankuang Group Jintong Rubber Company Limited (“Jintong”) entered into a cooperation agreement with a related company, Yankuang Overseas Energy Development Co., Ltd to set up a company, Yankuang Jintong Latin American Co., Ltd (“Jintong Latin”), mainly engaged in the business of international trading of rubber products and the relevant technical advisory services. Upon completion of registration procedures, the Company contributed RMB1,180,000 (US$183,600), which represents 51% equity interest of Jintong Latin.

On July 14, 2015, the Company invested RMB200,000,000 to set up a wholly-owned subsidiary of Shandong Duanxin Supply Chain Management Co., Ltd (“Supply Chain”), mainly engaged in the business of transportation and storage service.

On December 7, 2015, the Company entered into a cooperation agreement with a independent third party, Qingdao Shiji Rui Feng Group Co., Ltd to set up a company, Qingdao Zhongyin Ruifeng International Trading Co., Ltd (“Ruifeng”), mainly engaged in the business of international trading of coal products, steel products and machinery. Upon completion of registration procedures, the Company contributed RMB102,000,000, which represents 51% equity interest of Ruifeng.

2.	BASIS OF PREPARATION

These annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of consolidated financial statements in accordance with the relevant accounting principles and regulations applicable to the PRC enterprises (“PRC GAAP”).

The consolidated financial statements include applicable disclosures required by the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”).

The amendments to the Listing Rules with reference to the requirements of Part 9 “Accounts and Audit” of the Hong Kong Companies Ordinance (Cap. 622) came into effect for the first time during the current financial year and the main impact is on the presentation and disclosure of certain information in these consolidated financial statements.

The consolidated financial statements as presented in Renminbi (“RMB”), which is also the functional currency of the Company.

The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 29, 2016.

156	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, the following amended standards (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”), which are relevant to the Group and effective for the Group’s financial year beginning on January 1, 2015.

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle

Other than as noted below, the adoption of the amended IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented.

Annual Improvements to IFRSs 2010-2012 and 2011-2013 Cycles

The amendments contained in these two cycles of annual improvements set out amendments to a number of IFRSs. Other than those that are relevant to the Group, the adoption of these amendments has no material impact on the Group’s consolidated financial results or positions.

Amendments to IAS 8 “Operating Segments” require disclosures of the judgments made in identifying the reportable segment when operating segments have been aggregated and clarifies that reconciliation between the total reporting segments’ assets and the entity’s assets is required only if the segment assets are regularly reported to the chief operating decision maker. The amendments do not have any impact on the Group’s operating segment after directors’ assessment.

Amendments to IAS 24 “Related Party Disclosures” amends the definition of a ‘related party’ to include ‘management entities’ that provide key management personnel services to the reporting entity, requires the disclosure of the amounts recognised as a service fee to a separate management entity for the provision of the key management personnel services and provides a relief so that disclosure of components of the compensation to key management personnel where is paid via a management entity is not required. The amendments do not have any impact on the Group’s related party disclosures as the Group did not pay any service fee to a separate management entity for the provision of the key management personnel services.

Issued but not yet effective IFRSs

At the date of authorisation of these consolidated financial statements, certain new and amended IFRSs have been published but are not yet effective, and have not been adopted early by the Group.

The directors anticipate that all of the pronouncements will be adopted in the Group’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new and amended IFRSs that are expected to have impact on the Group’s accounting policies is provided below. Other new and amended IFRSs are not expected to have a material impact on the Group’s financial statements.

Annual Report 2015	157

Chapter 12    Consolidated Financial Statements

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Issued but not yet effective IFRSs (continued)

IFRS 9 (2014) “Financial instruments”

The release of IFRS 9 “Financial Instruments” (2014) represents the completion of the project to replace IAS 39. The new standard introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new ‘expected credit loss’ model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting.

The directors have started to assess the impact of IFRS 9 but are not yet in a position to provide quantified information. At this stage the main areas of expected impact are as follows:

•	the classification and measurement of the Group’s financial assets will need to be reviewed based on the new criteria that considers the assets’ contractual cash flows and the business model in which they are managed.

•	an expected credit loss-based impairment will need to be recognised on the Group’s bills and accounts receivable (see note 18), unless classified as at fair value through profit or loss in accordance with the new criteria.

•	it will no longer be possible to measure equity investments at cost less impairment and all such investments will instead be measured at fair value. Changes in fair value will be presented in profit or loss unless the Group makes an irrevocable designation to present them in other comprehensive income.

•	if the Group continues to elect the fair value option for certain financial liabilities, fair value movements will be presented in other comprehensive income to the extent those changes relate to the Group’s own credit risk.

IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 presents new requirements for the recognition of revenue, replacing IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and several revenue-related Interpretations. The new standard establishes a control-based revenue recognition model and provides additional guidance in many areas not covered in detail under existing IFRSs, including how to account for arrangements with multiple performance obligations, variable pricing, customer refund rights, supplier repurchase options, and other common complexities.

IFRS 15 is effective for annual periods beginning on or after 1 January 2018. The directors have started to assess the impact of IFRS 15 but are not yet in a position to provide quantified information.

158	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Issued but not yet effective IFRSs (continued)

IFRS 16 “Lease”

IFRS 16 applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer. Significant changes to lessee accounting are introduced, with the distinction between operating and finance leases removed and assets and liabilities recognised in respect of all leases. In contrast, the Standard does not include significant changes to the requirements for accounting by lessors. The Standard supersedes IAS 17 Leases and its associated interpretative guidance. It is effective for annual periods beginning on or after 1 January 2019 with earlier application permitted for entities that have also adopted IFRS 15 Revenue from Contracts with Customers. The Group is yet to assess IFRS 16’s full impact.

Amendments to IFRS 11 Joint Arrangements

These amendments provide guidance on the accounting for acquisitions of interests in joint operations constituting a business. The amendments require all such transactions to be accounted for using the principles on business combinations accounting in IFRS 3 ’Business Combinations’ and other IFRSs except where those principles conflict with IFRS 11. Acquisitions of interests in joint ventures are not impacted by this new guidance.

The amendments are effective for reporting periods beginning on or after 1 January 2016.

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

Subsidiaries are entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power over the entity, only substantive rights relating to the entity (held by the Group and others) are considered.

Annual Report 2015	159

Chapter 12    Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

The Group includes the income and expenses of a subsidiary in the consolidated financial statements from the date it gains control until the date when the Group ceases to control the subsidiary.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies are eliminated in preparing the consolidated financial statements. Where unrealised losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from the Group’s perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Non-controlling interests represent the equity on a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from the equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the owners of the Company.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 “Financial Instruments: Recognition and Measurement” or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

In the Company’s statement of financial position, subsidiaries are carried at cost less any impairment loss unless the subsidiary is held for sale or included in a disposal group. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable at the reporting date. All dividends whether received out of the investee’s pre or post-acquisition profits are recognised in the Company’s profit or loss.

160	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after assessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Where the consideration the Group transfers in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and considered as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with the corresponding adjustments being made against goodwill or gain on bargain purchase. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed as of the acquisition date. Measurement period does not exceed one year from the acquisition date. The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounting for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates at fair value with corresponding gain or loss being recognised in profit or loss.

Changes in the value of the previously held equity interest recognised in other comprehensive income and accumulated in equity before the acquisition date are reclassified to profit or loss when the Group obtains control over the acquiree.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

Annual Report 2015	161

Chapter 12    Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest in associates

An associate is an entity over which the Group has significant influence, which is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies.

In consolidated financial statements, an investment in an associate is initially recognised at cost and subsequently accounted for using the equity method.

Under the equity method, the Group’s interest in the associate is carried at cost and adjusted for the post-acquisition changes in the Group’s share of the associate or joint venture’s net assets less any identified impairment loss, unless it is classified as held for sale. The profit or loss for the year includes the Group’s share of the post-acquisition, post-tax results of the associate for the year, including any impairment loss on the investment in associate recognised for the year. The Group’s other comprehensive income for the year includes its share of the associate’s other comprehensive income for the year.

Unrealised gains on transactions between the Group and its associate are eliminated to the extent of the Group’s interest in the associates except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group’s interest in the associate is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment and the reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

In all other cases, when the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

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4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint arrangements

A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligation for its liabilities.

A joint operation is an arrangement in which the Group has joint control, whereby the Group has rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions relating about relevant activities require the unanimous consent of the parties sharing control.

Joint ventures are accounted for using the equity method and the details of equity method of accounting have been set out in the accounting policy for interests in associates. When a group entity transacts with a joint venture of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

When Group entity undertakes its activities under joint operations, the Group as a joint operator recognises its direct right to, and its share of jointly held assets, liabilities, revenues and expenses of joint operations. These have been incorporated in the financial statements under appropriate headings.

Assets classified as held for sales

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale or loss of control transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale or disposal in its present condition subject only to terms that are usual and customary for sales or disposals of such assets (or disposal group) and the transaction is highly probable. Management must be committed to the transaction, which should be expected to qualify for recognition as a completed transaction within one year from the date of classification.

When the Group is committed to a sale plan or other transaction involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Intangible assets and property, plant and equipment once classified as held for sale or distribution are not amortised or depreciated. In addition, equity accounting of equity-accounted investees ceases once classified as held for sale.

Annual Report 2015	163

Chapter 12    Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

Sales of goods (including coal, methanol and equipment manufacturing) are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

Service income such as coal railway transportation and electricity and heat supply is recognized when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset’s net carrying amount.

Dividend income from investments is recognized when the shareholders’ rights to receive payments have been established.

Intangible assets (other than goodwill)

Intangible assets acquired separately

Intangible assets acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Internally-generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life. Expenditure incurred on projects to develop new products is capitalized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development.

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4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill) (continued)

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(i)	Mining reserves

Mining reserves represent the portion of total proven and probable reserves in the mine of a mining right. Mining reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (“JORC”) reserves for the Group’s subsidiaries in Australia. Changes in the annual amortization rate resulting from changes in the remaining reserves are applied on a prospective basis from the commencement of the next financial year.

(ii)	Mining resources

Mining resources represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of a mining right i.e. does not include the above mining reserves) of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure). When production commences, the mining resources for the relevant areas of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level.

Exploration and evaluation expenditure comprises costs that are directly attributable to:

•	Researching and analyzing existing exploration data;

•	Conducting geological studies, exploratory drilling and sampling;

•	Examining and testing extraction and treatments methods; and/or

•	Compiling pre-feasibility and feasibility studies.

These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors.

Exploration expenditure relates to the initial search for deposits with economic potential. Expenditure on exploration activity is not capitalized.

Annual Report 2015	165

Chapter 12    Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation expenditure (continued)

Evaluation expenditure relates to a detailed assessment of deposits or other projects that have been identified as having economic potential. Capitalization of evaluation expenditure commences when there is a high degree of confidence that the Group will determine that a project is commercially viable, i.e. the project will provide a satisfactory return relative to its perceived risks, and therefore it is considered probable that future economic benefits will flow to the Group.

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment. Otherwise, it is recorded as an intangible asset. Exploration and evaluation expenditure acquired in a business combination are recognized at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “Mining resources”).

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable (i.e. when proved reserves of coal are determined and development is approved by management), the exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining reserves or property, plant and equipment. When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

On reclassification, the carrying amounts of exploration and evaluation assets are also reviewed and, where appropriate, written down to their recoverable amount.

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and are stated at cost less accumulated amortization and accumulated impairment losses.

166	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment, other than construction in progress and freehold land, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress and freehold land, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or unit of production method.

Construction in progress represents property, plant and equipment under construction for production or for its own use purposes. Construction in progress is carried at cost less any impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation commences when the assets are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized immediately in the consolidated income statement.

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets with finite useful life to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs of disposal and its value in use) is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with an indefinite useful life will be tested for impairment annually.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Recoverable amount is the higher of fair value less costs of disposal and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the mining activity (mining complex level) is attributed. Management monitors and manages operations at the mining complex level to identify cash-generating streams.

Annual Report 2015	167

Chapter 12    Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005 (transition to new IFRS)

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

The Group has discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Goodwill is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, demand deposits with banks and other financial institution and short term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. For the preparation of consolidated cash flow statement, cash and cash equivalents include bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

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Consolidated Financial Statements    Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories of coal, methanol and equipment are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labour and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Overburden in advance

Overburden in advance comprises mining stripping (waste removal) costs both during the development and production phase of the Group’s operations.

When stripping costs are included in the development phase of a mine before the production phase commences (development stripping). Such expenditure is capitalised as part of the cost of constructing the mine if it can be demonstrated that it is probable that future economic benefits will be realised, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved. The stripping assets subsequently amortized over its useful life using a units of production method, in accordance with the policy applicable to mine properties. The capitalisation of development stripping costs ceases when the mine/component is commissioned and ready for use as intended by management.

Waste development costs incurred in the production phase creates two benefits, being either the production of inventory or improved access to the ore to be mined in the future. Where the benefits are realised in the form of inventory produced in the period, the production stripping costs are accounted for as part of the cost of producing those inventories. Where production stripping costs are incurred and the benefit is improved access to ore to be mined in the future, the costs are recognised as a stripping activity asset in mine properties.

If the costs of the inventory produced and the stripping asset are not separately identifiable, the allocation is undertaken based on waste-to-ore stripping ratio for the particular ore component concerned. If mining of waste in a period occurs in excess of the expected life-of-component average waste-to-ore strip ratio, the excess is recognised as part of the stripping asset. Where mining occurs at or below the expected life-of-component stripping ratio in a period, the entire production stripping cost is allocated to the cost of the ore inventory produced.

Amortization is provided on the units-of-production method over the life of the identified component of orebody. The units-of-production method results in an amortization charge proportional to the depletion of the economically recoverable mineral resources (comprising proven and probable reserves).

Stripping costs that do not satisfy the asset recognition criteria are expensed.

Annual Report 2015	169

Chapter 12    Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

Income tax comprises current tax and deferred tax.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting period, that are unpaid at the reporting date. They are calculated according to the tax rates and tax laws applicable to the fiscal periods to which they relate, based on the taxable profit for the year. All changes to current tax assets or liabilities are recognised as a component of tax expense in profit or loss.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Current tax assets and current tax liabilities are presented in net if, and only if,

(a)	the Group has the legally enforceable right to set off the recognised amounts; and

(b)	intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences, tax losses available to be carried forward as well as other unused tax credits, to the extent that it is probable that taxable profit, including existing taxable temporary differences, will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither taxable nor accounting profit or loss.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, interest in associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Changes in deferred tax assets or liabilities are recognised in profit or loss, or in other comprehensive income or directly in equity if they relate to items that are charged or credited to other comprehensive income or directly in equity.

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Consolidated Financial Statements    Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

The Group presents deferred tax assets and deferred tax liabilities in net if, and only if,

(a)	the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

(a)	the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

(i)	the same taxable entity; or

(ii)	different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Certain of the Company’s wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case the Australian subsidiaries recognizes the assets. Australian subsidiaries have entered into a tax sharing agreement whereby each company of Australian subsidiaries contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in Australian subsidiaries group can recognize their balance of the current tax assets and liabilities through inter-entity accounts.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status. The provision is also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of any related assets, in which case the capitalised cost is reduced to nil and remaining adjustment is recognized in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation and financial charges.

Annual Report 2015	171

Chapter 12    Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present values of the minimum lease payments of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as an obligation under finance leases.

Each lease payment is allocated between liability and finance charges so as to achieve a constant rate of interest on the remaining balance of the liability. The finance lease liabilities are included in current and non-current borrowings. The finance charges are expensed in the income statement over the lease periods so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The assets accounted for as finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Provisions and contingent liabilities

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future uncertain events not wholly within the control of the Group are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

All other borrowings costs are recognized as expenses in the period in which they are incurred.

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Consolidated Financial Statements    Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

In the individual financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e., the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date.

Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise.

Exchange differences on monetary items receivable from or payable to foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

In the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other income. If the grants subsidize an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Annual Report 2015	173

Chapter 12    Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Annual leave, sick leave and long service leave

Benefits accruing to employees in respect of wages and salaries, annual leave and sick leave are included in trade and other payables. Related on-costs are also included in trade and other payables as other creditors. Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to the balance sheet date.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group’s accounting policies for financial assets other than investments in subsidiaries, associates and joint ventures are set out below.

Financial assets are classified into the following categories:

•	financial assets at fair value through profit or loss

•	loans and receivables

•	available-for-sale financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

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4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable, other current assets and long-term receivables) are subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss included financial assets held for trading and financial assets designated as fair value through profit or loss upon initial recognition. Financial assets are classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term or on initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual patter of short-term profit-taking.

Royalty receivable is remeasured based on sales volume, price changes, foreign currency exchange rates and expected future cash flows at each balance sheet date. The gain or loss arising from the change in fair value of royalty receivable is recognized in profit or loss. Royalty receivable is reduced by cash receipts and decreases with time. Since the contract is long term, the unwinding discount (to reflect time value of money) is recognized in interest income.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized initially in other comprehensive income and accumulated in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss (see accounting policy on impairment loss on financial assets below).

Annual Report 2015	175

Chapter 12    Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Available-for-sale financial assets (continued)

For available-for-sale investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each reporting date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the debtor will enter bankruptcy or financial re-organization.

For certain categories of financial asset, such as trade and bills receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments and changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For available-for-sale equity investments carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

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Consolidated Financial Statements    Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (continued)

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and bills receivables and other receivables, where the carrying amounts are reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade and bills receivables and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized initially in other comprehensive income and accumulated in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Financial liabilities

The Group’s financial liabilities including bills and accounts payables, other payables, amounts due to Parent Company and its subsidiary companies, finance lease liabilities, guaranteed notes and bank and other borrowings which are initially recognised at fair value and subsequently measured at amortized cost, using the effective interest method and financial liabilities at fair value through profit or loss.

Annual Report 2015	177

Chapter 12    Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Interest expense is recognised on an effective interest basis.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated at initial recognition as at fair value through profit and loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Perpetual capital securities and subordinated capital notes issued by the Group, which includes no contractual obligation for the Group to deliver cash or another financial asset to the holders or to exchange financial assets or financial liabilities with the holders under conditions that are potentially unfavourable to the Group, are classified as equity instruments and are initially recorded at the proceeds received.

Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets or, the financial assets has been transferred, although the company has neither transferred nor retained substantially all the risk and rewards of ownership of the financial assets, but the Company give up control of the financial assets.

On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

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Consolidated Financial Statements    Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

Derecognition of financial assets and financial liabilities (continued)

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognised in profit or loss.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognized assets or liabilities (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 37. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Annual Report 2015	179

Chapter 12    Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

Accounting for derivative financial instruments and hedging activities (continued)

(i)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized initially in other comprehensive income and accumulated in equity. The gain or loss relating to the ineffective portion is recognized immediately in the profit and loss. Amounts accumulated in equity are recognized in the profit and loss as the underlying hedged items are recognized.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit or loss.

(ii)	Derivatives that do not qualify for hedge accounting and those not designated as hedging instruments

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognized immediately in the profit or loss.

Related Parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(1)	has control or joint control over the Group;

(2)	has significant influence over the Group; or

(3)	is a member of the key management personnel of the Group or the Group’s parent.

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Consolidated Financial Statements    Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(1)	The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Group of which the other entity is a member);

(3)	The entity and the Group are joint ventures of the same third party;

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(6)	The entity is controlled or jointly controlled by a person identified in (a); or

(7)	A person identified in (a)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

Annual Report 2015	181

Chapter 12    Consolidated Financial Statements

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Depreciation of property, plant and equipment

The cost of mining structures (note 24) is depreciated using the unit of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular intervals and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Amortization of assets

Mining reserve and mining resources (note 23) are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of the mine. Proven and probable mining reserve estimates are updated at regular intervals and have taken into account recent production and technical information about each mine.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision (note 35) is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future costs, latest government policies and past experiences.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. During the year ended December 31, 2015, the Group employed an external professional expert to perform the impairment testing fro Wenyu Coal Mine. As at December 31, 2015, the carrying amount of goodwill is RMB2,296,083,000 (2014: RMB2,232,751,000). During the year ended December 31, 2015, the impairment loss on goodwill amounted to RMB326,918,000 (2014: nil) was recognised by the Group and details are set out in note 25.

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Consolidated Financial Statements    Chapter 12

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Impairment of goodwill (continued)

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

Estimated impairment of property, plant and equipment

When there is an impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2015, the carrying amounts of property, plant and equipment is approximately RMB45,615,970,000 (2014: RMB44,174,612,000). During the year ended December 31, 2015, no property, plant and equipment was written off as expenses (2014: nil; 2013: nil). In addition, during the year ended December 31, 2015, no impairment loss on property, plant and equipment (2014: nil; 2013: nil) was recognized by the Group and the details of impairment are set out in note 24.

Exploration and evaluation expenditure

Under the Group’s accounting policy, exploration expenditure is not capitalized. Evaluation expenditure is capitalized when there is a high degree of confidence that the Group will determine that a project is commercially viable and therefore it is considered probable that future economic benefits will flow to the Group.

There are occasions when the Group concludes that the asset recognition criteria are met at an earlier stage than approval to proceed. In these cases, evaluation expenditure is capitalised if there is a high degree of confidence that the Group will determine the project is commercially viable. The Group’s view is that a high degree of confidence is greater than “more likely than not” (that is greater than 50 per cent certainty) and less than “virtually certain” (that is less than 90 per cent certainty). Determining whether there is a high degree of confidence that the Group will determine that an evaluation project is commercially viable requires a significant degree of judgment and assessment of all relevant factors such as the nature and objective of the project; the project’s current stage and project timeline; current estimates of the project’s net present value including sensitivity analyses for the key assumptions; and the main risks of the project. Development expenditure incurred prior to the decision to proceed is subject to the same criteria for capitalization, being a high degree of confidence that the Group will determine that a project is commercially viable.

In accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”, the criteria for the capitalization of evaluation costs are applied consistently from period to period.

Annual Report 2015	183

Chapter 12    Consolidated Financial Statements

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Exploration and evaluation expenditure (continued)

Subsequent recovery of the carrying value for evaluation costs depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are charged to the income statement.

Acquisition of subsidiaries

In 2014 and 2015, the Group acquired subsidiaries and businesses as set out in note 46, 47 and 48. The Group determined whether the acquisition are to be accounted for as acquisition of business or as acquisition of assets by reference to a number of factors including (i) whether the acquiree has relevant input, process or output; (ii) whether the acquire has planned principal activities or is pursuing a plan to produce output and will be able to obtain access to customers.

In addition, the management also made judgement to determine if the Group has taken control over the subsidiaries or assets acquired as from time to time, the registration of transfer of certain operating licences may not be changed immediately upon the payment of consideration.

6.	SEGMENT INFORMATION

The Group is engaged primarily in the mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The exploitation right of the Group’s foreign subsidiaries is not restricted. The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and financial services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity. Upon the acquisition of Donghua, the Group is also engaged in the manufacturing of comprehensive coal mining and excavating equipment.

Gross revenue disclosed below is same as the turnover (total revenue).

For management purposes, the Group is currently organized into four operating divisions-coal mining, coal railway transportation, methanol, electricity and heat supply and equipment manufacturing. These divisions are the basis on which the Group reports its segment information.

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Consolidated Financial Statements    Chapter 12

6.	SEGMENT INFORMATION (continued)

Principal activities are as follows:

Coal mining	–	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration

Coal railway transportation	–	Provision of railway transportation services

Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services

Equipment manufacturing	–	Manufacturing of comprehensive coal mining and excavating equipment

The accounting policies of the reportable segments are same as the Group’s accounting policies described in note 4. Segment results represents the results of each segment without allocation of corporate expenses and directors’ emoluments, share of results of associates and joint ventures, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resources allocation and assessment of segment performance.

Unallocated corporate income for the three years ended December 31, 2015 mainly included exchange gain and other sundry items.

Unallocated corporate expenses for the three years ended December 31, 2015 mainly included bank charges, salaries and other employee benefits, miscellaneous taxes and other sundry items.

Unallocated corporate assets at December 31, 2013, 2014 and 2015 mainly included cash at bank, investments in securities, deferred tax assets and other sundry items.

Unallocated corporate liabilities at December 31, 2013, 2014 and 2015 mainly included borrowings, deferred taxation and sundry items.

Annual Report 2015	185

Chapter 12    Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2015
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Equipment manufacturing RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External	32,875,951	327,311	2,890,906	309,918	—	36,404,086
Inter-segment	397,549	36,527	525,253	450,262	(1,409,591)	—

Total	33,273,500	363,838	3,416,159	760,180	(1,409,591)	36,404,086

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2015
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Equipment manufacturing RMB’000	Eliminations RMB’000	Consolidated RMB’000

RESULT
Segment results	2,302,929	6,765	716,440	72,948	—	3,099,082

Unallocated corporate expenses						(1,857,420)
Unallocated corporate income						236,313
Interest income						1,296,787
Share of profit/(loss) of associates	661,022	—	(158,658)	—	—	502,364
Share of loss of joint ventures	(170,458)	—	—	—	—	(170,458)
Interest expenses						(2,484,411)

Profit before income taxes						622,257
Income taxes						(489,637)

Profit for the year						132,620

186	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2015
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Equipment manufacturing RMB’000	Consolidated RMB’000

ASSETS
Segment assets	111,690,752	381,687	5,268,752	3,146,304	120,487,495

Interests in associates	2,233,665	—	1,030,099	—	3,263,764
Interests in joint ventures	57,479	—	—	—	57,479
Unallocated corporate assets					18,663,137

					142,471,875

LIABILITES
Segment liabilities	32,980,697	295,693	3,278,533	3,296,306	39,851,229
Unallocated corporate liabilities					56,818,992

					96,670,221

OTHER INFORMATION

	For the year ended December 31, 2015
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Equipment manufacturing RMB’000	Corporate RMB’000	Consolidated RMB’000

Capital additions (note 1)	9,860,172	28,060	76,866	3,338,487	48,826	13,352,411
Addition of investment in an associate	—	—	—	—	264,560	264,560
Amortization of intangible assets	708,720	—	10,055	603	13	719,391
Release of prepaid lease payments	11,575	5,372	3,690	697	—	21,334
Impairment loss on inventories	26,437	—	—	—	—	26,437
Impairment loss on goodwill	326,918	—	—	—	—	326,918
Depreciation of property, plant and equipment	2,889,848	52,422	415,894	382,295	2,117	3,742,576
Impairment losses charged on accounts receivable and other receivables	41,512	—	—	15,060	3	56,575
Reversal of impairment loss on inventory	(18,858)	—	—	—	—	(18,858)

Note 1:	Capital additions include those arising from the acquisition of Donghua (note 47) and 1% equity interest of Moolarben joint operation (note 48).

Annual Report 2015	187

Chapter 12    Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2014
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External	58,539,353	373,617	1,457,794	—	60,370,764
Inter-segment	457,681	74,157	530,671	(1,062,509)	—

Total	58,997,034	447,774	1,988,465	(1,062,509)	60,370,764

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2014
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

RESULT
Segment results	4,555,773	12,801	434,332	—	5,002,906

Unallocated corporate expenses					(2,206,540)
Unallocated corporate income					161,419
Interest income					835,931
Share of profit of associates	304,945	—	5,659	—	310,604
Share of loss of joint ventures	(320,829)	—	—	—	(320,829)
Interest expenses					(2,183,581)

Profit before income taxes					1,599,910
Income taxes					(1,112,807)

Profit for the year					487,103

188	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2014
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000

ASSETS
Segment assets	106,340,138	384,587	5,169,555	111,894,280

Interests in associates	1,766,872	—	1,188,757	2,955,629
Interests in joint ventures	130,867	—	—	130,867
Unallocated corporate assets				18,117,338

				133,098,114

LIABILITIES
Segment liabilities	30,639,691	140,951	3,453,427	34,234,069
Unallocated corporate liabilities				52,865,529

				87,099,598

OTHER INFORMATION

	For the year ended December 31, 2014
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Corporate RMB’000	Consolidated RMB’000

Capital additions (note 1)	5,296,579	4,984	2,096,313	91,527	7,489,403
Addition of investment in an associate	—	—	—	125,000	125,000
Amortization of intangible assets	1,103,089	—	13,393	—	1,116,482
Release of prepaid lease payments	10,302	5,372	3,214	—	18,888
Reversal of impairment loss on intangible assets	(731,332)	—	—	—	(731,332)
Impairment loss on inventories	4,241	—	—	—	4,241
Depreciation of property, plant and equipment	2,594,622	63,055	418,693	2,385	3,078,755
Impairment losses charged (reversed) on accounts receivable and other receivables	6,954	—	(693)	—	6,261

Note 1:	Capital additions include those arising from the acquisition of equity interest in Ashton Coal Mines Limited.

Annual Report 2015	189

Chapter 12    Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2013
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External	54,444,843	457,898	1,499,085	—	56,401,826
Inter-segment	456,117	43,337	292,994	(792,448)	—

Total	54,900,960	501,235	1,792,079	(792,448)	56,401,826

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2013
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

RESULT
Segment results	1,844,605	22,720	403,702	—	2,271,027

Unallocated corporate expenses					(1,504,126)
Unallocated corporate income					71,395
Interest income					489,348
Share of (loss) profit of associates	(330,158)	—	564,055	—	233,897
Share of loss of joint ventures	(376,032)	—	—	—	(376,032)
Interest expenses					(1,765,777)

Loss before income taxes					(580,268)
Income taxes					394,815

Loss for the year					(185,453)

190	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2013
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000

ASSETS
Segment assets	102,090,643	363,874	5,682,418	108,136,935

Interests in associates	1,561,859	—	1,183,098	2,744,957
Interests in joint ventures	488,350	—	—	488,350
Unallocated corporate assets				16,087,947

				127,458,189

LIABILITIES
Segment liabilities	31,275,948	170,879	3,735,244	35,182,071
Unallocated corporate liabilities				48,290,057

				83,472,128

OTHER INFORMATION

	For the year ended December 31, 2013
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Corporate RMB’000	Consolidated RMB’000

Capital additions (note 1)	18,709,633	22,285	1,519,220	36	20,251,174
Amortization of intangible assets	1,323,031	—	2,047	—	1,325,078
Release of prepaid lease payments	10,020	5,372	3,336	—	18,728
Impairment loss on intangible assets	2,052,238	—	—	—	2,052,238
Impairment loss on inventories	58,274	—	—	—	58,274
Depreciation of property, plant and equipment	2,612,359	68,098	442,392	2,104	3,124,953
Impairment losses (reversed) charged on accounts receivable and other receivables	(3,799)	—	2,683	374	(742)

Note 1:	Capital additions include those arising from the acquisition of Hao Sheng during the year.

Annual Report 2015	191

Chapter 12    Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

The following table sets out the geographical information. The geographical location of sales to external customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of property, plant and equipment, the location of the operation to which they are allocated, in the case of intangible assets and goodwill, and the location of operations, in the case of interests in associates and joint ventures.

The geographical information of revenue are as follows:

	Revenue from external customers For the year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

The PRC (place of domicile)	28,686,244	52,912,594	47,299,887
Australia	1,383,976	1,346,979	2,130,591
Others	6,333,866	6,111,191	6,971,348

Total	36,404,086	60,370,764	56,401,826

The geographical information of specified non-current assets are as follows:

	Specified non-current assets At December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

The PRC (place of domicile)	60,771,128	55,636,862	52,741,341
Australia	22,057,202	30,275,107	32,090,208
Canada	1,549,218	1,646,191	1,691,407

Total non-current assets	84,377,548	87,558,160	86,522,956

For the year ended December 31, 2015, the revenue from mining segment amounted to RMB32,875,951,000 (2014: RMB58,539,353,000; 2013: RMB54,444,843,000) which including sales to the Group’s largest customer located in the PRC of approximately RMB880,380,000 (2014: RMB2,235,199,000; 2013: RMB3,243,219,000). As at December 31, 2015, accounts receivable from this customer accounted for nil (2014: nil) of the Group’s total accounts receivable.

192	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

7.	NET SALES OF COAL

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

Coal sold in the PRC, gross	25,309,377	51,125,696	45,342,904
Less: Transportation costs	(610,269)	(880,224)	(444,306)

Coal sold in the PRC, net	24,699,108	50,245,472	44,898,598

Coal sold outside the PRC, gross	7,566,574	7,413,657	9,101,939
Less: Transportation costs	(1,468,633)	(1,411,370)	(1,579,890)

Coal sold outside the PRC, net	6,097,941	6,002,287	7,522,049

Net sales of coal	30,797,049	56,247,759	52,420,647

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

Materials	2,053,678	2,972,296	3,022,210
Wages and employee benefits	4,643,419	6,405,198	6,724,456
Electricity	477,429	622,505	764,353
Depreciation	2,055,167	2,230,146	2,404,252
Land subsidence, restoration, rehabilitation and environmental costs	1,387,551	1,299,711	1,440,621
Annual fee and amortization of mining rights (note 23)	693,626	1,103,089	1,304,972
Transportation costs	16,335	13,785	15,965
Cost of traded coal	12,255,123	31,372,479	22,834,366
Business tax and surcharges	689,667	532,965	541,676
Others	1,566,284	3,005,328	3,458,967

	25,838,279	49,557,502	42,511,838

Annual Report 2015	193

Chapter 12    Consolidated Financial Statements

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

Wages and employee benefits	1,885,509	2,022,643	1,894,073
Staff training costs	3,144	6,135	4,558
Depreciation	303,890	396,120	417,204
Distribution charges	1,332,731	1,491,701	1,448,114
Resource compensation fees (note)	—	164,237	209,493
Repairs and maintenance	364,945	433,958	354,071
Research and development	38,072	33,929	45,110
Freight charges	35,225	42,704	41,185
Provision for bad debts	56,575	14,529	23,931
Impairment loss on intangible assets	—	—	2,052,238
Impairment loss on goodwill	326,918	—	—
Impairment loss on inventories	26,437	8,621	58,274
Legal and professional fees	72,642	76,148	129,496
Social welfare and insurance	50,981	63,937	51,255
Utilities relating to administrative buildings	137,200	137,200	80,042
Environmental protection	5,680	9,518	5,552
Travelling, entertainment and promotion	127,772	102,299	102,670
Exchange loss, net	201,788	—	1,686,001
Coal price adjustment fund	—	228,193	424,017
Bonus payments	—	—	17,154
Other sundry taxes	615,782	687,433	352,601
Others	111,413	150,579	983,674

	5,696,704	6,069,884	10,380,713

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal. From December 1, 2014, the Ministry of Geology and Mineral Resources withdraw the relevant regulation to charge the resource compensation fees and coal price adjustment fund.

194	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

10.	OTHER INCOME

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

Dividend income (note 1)	31,981	7,385	71,395
Gain on sales of securities investment	204,331	—	—
Gain on sales of auxiliary materials	170,688	71,060	37,658
Government grants	184,594	238,083	169,957
Interest income	1,296,787	835,931	489,348
Exchange gain, net	—	154,034	—
Bargain purchase	—	147,993	—
Gain on acquisition of additional interest in joint operation (notes 2 and 48)	30,930	—	—
Gain on disposals of property, plant and equipment	9,069	5,986	14,973
Gain on change in fair value of investments in securities	11,454	—	—
Reversal of impairment loss on intangible assets (note 23)	—	731,332	—
Rental income	80,056	8,680	5,997
Reversal of impairment loss on inventory	18,858	—	—
Service Income	130,210	—	—
Others	148,897	181,702	231,249

	2,317,855	2,382,186	1,020,577

Note 1:	The above dividend income is from listed investments.
Note 2:	During the year, Yancoal Australia acquired additional 1% equity interests in Moolarben joint operation. The Group held 81% (2014: 80%) equity interest in Moolarben joint operation.

11.	INTEREST EXPENSES

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

Interest expenses on:
– bank and other borrowings wholly repayable within 5 years	1,937,698	2,631,542	1,565,693
– bank and other borrowings not wholly repayable within 5 years	608,631	196,343	418,606
– bills receivable discounted without recourse	36,602	2,738	9,341

	2,582,931	2,830,623	1,993,640
Less: interest expenses capitalized into construction in progress (capitalization rate for the year ended December 31, 2015, 2014 and 2013: 4.75%-6.00%, 6.00%-6.90% and 6.40%-6.55% respectively)	(98,520)	(647,042)	(227,863)

	2,484,411	2,183,581	1,765,777

Annual Report 2015	195

Chapter 12    Consolidated Financial Statements

12.	INCOME TAXES

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

Income taxes:
Current taxes	1,657,010	1,421,048	1,991,862
Under (Over) provision in prior years	—	19,119	(286,292)

	1,657,010	1,440,167	1,705,570
Deferred taxes (note 40):
Australian Minerals Resources Rent Tax (Note)	—	602,180	141,182
Others	(1,167,373)	(929,540)	(2,241,567)

	489,637	1,112,807	(394,815)

Except An Yuan Coal Mine and Xintai, the Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2014: 25%; 2013: 25%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Note:	The Australian Minerals Resources Rent Tax (“MRRT”) legislation was enacted on 19 March 2012 and effective from 1 July 2012. According to the relevant provisions of the MRRT tax laws, subsidiaries in Australia are required to determine the starting base allowance on the balance sheet. Book value or market value approach can be selected in calculating the starting base and subsequently amortize within the prescribed useful life. Market value approach was selected for mines in Australia. Under the market value approach, base value is determined based on market value of the coal mines on 1 May 2010 and amortize based on the shorter of the life of mining project, mining rights and mining production.

During 2013, the Australian Government released an exposure draft legislation which proposed to repeal the MRRT legislation. On 5 September 2014, the Minerals Resource Rent Tax Repeal and Other Measures Act 2014 received royal assent. Entities would not be required to pay MRRT commencing on 1 October 2014, accordingly, the current and deferred MRRT assets and liabilities had been derecognised in 2014.

196	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

12.	INCOME TAXES (continued)

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

Standard income tax rate in the PRC	25%	25%	25%
Standard income tax rate applied to income before income taxes	155,564	399,977	(145,067)

Reconciling items:
Effect of (income) expense exempt from taxation	391,247	127,389	(83,106)
Deemed interest income from subsidiaries subject to tax	160,513	250,699	210,978
Tax effect of tax losses not recognized	44,417	314,680	210,460
Under (Over) provision in prior years	—	19,119	(286,293)
MRRT	—	421,526	96,223
Utilization of unrecognized tax losses in prior years	(129,031)	(172,892)	(62,637)
Effect of tax rate differences in other taxation jurisdictions	(116,417)	(156,363)	(383,370)
Others	(16,656)	(91,328)	47,997

Income taxes	489,637	1,112,807	(394,815)

Effective income tax rate	78.69%	69.55%	68%

Annual Report 2015	197

Chapter 12    Consolidated Financial Statements

13.	PROFIT (LOSS) BEFORE INCOME TAXES

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

Profit (Loss) before income taxes has been arrived at after charging:

Amortization of intangible assets	719,391	1,116,482	1,325,078
Depreciation of property, plant and equipment
– under finance leases	56,243	15,935	32,129
– self-owned	3,686,333	3,062,820	3,092,824

Total depreciation and amortization	4,461,967	4,195,237	4,450,031

Release of prepaid lease payments	21,334	18,888	18,728
Impairment loss recognised in respect of:
– Intangible assets	—	—	2,052,238
– Goodwill	326,918	—	—
– Inventories	26,437	8,621	58,274
Auditors’ remuneration	17,348	15,325	23,771
Staff costs, including directors’, chief executive director’s supervisors’ and management team’s emoluments	7,637,544	10,056,870	9,811,721
Retirement benefit scheme contributions (included in staff costs above)	1,726,142	1,865,769	2,153,433
Cost of inventories	15,680,162	34,942,943	26,437,983
Research and development costs	38,072	33,929	45,110
Operating lease charges in respect of leased premises	64,010	55,230	65,043
Provision (Reversal) of impairment loss on accounts receivable and other receivables, net	56,575	6,261	(742)
Exchange loss (gain), net	201,788	(154,034)	1,686,001

and crediting:

Gain on disposal of property, plant and equipment	(9,069)	(5,986)	(14,973)
Reversal of impairment loss on intangible assets	—	(731,332)	—
Reversal of impairment loss on inventory	(18,858)	—	—

198	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS’ EMOLUMENTS

Directors’, chief executive director’s, supervisors’ and management team’s emoluments

Directors’ and chief executive’s emoluments, disclosed pursuant to the Listing Rules, section 383(1) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

		For the year ended December 31, 2015
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000

Independent non-executive directors
Wang Xiaojun	130	—	—	130
Xue Youzhi	130	—	—	130
Wang Lijie	130	—	—	130
Jia Shaohua	130	—	—	130

	520	—	—	520

Executive directors
Zhang Xinwen**	—	—	—	—
Wu Yuxiang	—	522	101	623
Zhang Baocai	—	1,714	42	1,756
Yin Mingde	—	554	108	662
Wu Xiangqian	—	637	124	761
Jiang Qingquan	—	448	87	535

		3,875	462	4,337

Chief executive director
Li Xiyong*	—	—	—	—

Supervisors
Shi Xuerang***	—	—	—	—
Zhang Shengdong*	—	—	—	—
Gu Shisheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Guo Jun	—	477	92	569
Chen Zhongyi	—	402	77	479

	—	879	169	1,048

Other management team
Liu Chun	—	526	102	628
Shi Chengzhong	—	548	107	655
Wang Fuqi	—	469	91	560
Ding Guangmu	—	465	90	555
Zhao Honggang	—	521	101	622
Zhao Qingchun	—	462	89	551
Jin Qingbin	—	302	58	360

	—	3,293	638	3,931

Total	520	8,047	1,269	9,836

*	Emoluments paid to these directors, chief executive, supervisors and management team were borne by the Parent company.
**	Zhang Xinwen resigned as Director on March 13, 2015
***	Shi Xuerang resigned as Supervisor on June 30, 2015

Annual Report 2015	199

Chapter 12    Consolidated Financial Statements

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS’ EMOLUMENTS (continued)

Directors’, chief executive director’s, supervisors’ and management team’s emoluments (continued)

Directors’ and chief executive’s emoluments, disclosed pursuant to the Listing Rules, section 383(1) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	For the year ended December 31, 2014
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000

Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	54	—	—	54
Cheng Faguang	54	—	—	54
Xue Youzhi	130	—	—	130
Wang Lijie	76	—	—	76
Jia Shaohua	76	—	—	76

	520	—	—	520

Executive directors
Zhang Xinwen*	—	—	—	—
Wang Xin*	—	—	—	—
Zhang Yingmin	—	226	42	268
Li Weimin*	—	—	—	—
Shi Xuerang*	—	—	—	—
Wu Yuxiang	—	518	101	619
Zhang Baocai	—	2,074	102	2,176
Dong Yunqing	—	322	62	384
Yin Mingde	—	876	172	1,048
Wu Xiangqian	—	859	169	1,028
Jiang Qing Quan	—	396	76	472

	—	5,271	724	5,995

Chief executive director
Li Xiyong*	—	—	—	—

Supervisors
Song Guo*	—	—	—	—
Zhang Shengdong*	—	—	—	—
Zhou Shoucheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Wei Huanmin	—	539	105	644
Xu Bentai	—	566	110	676
Guo Jun	—	794	156	950
Chen Zhong Yi	—	290	55	345

	—	2,189	426	2,615

Other management team
Liu Chun	—	547	107	654
He Ye*	—	—	—	—
Tian Fengze	—	558	109	667
Shi Chengzhong	—	547	107	654
Ni Xinghua	—	570	111	681
Lai Cunliang*	—	—	—	—
Wang Fuqi	—	391	75	466
Ding Guangmu	—	373	72	445
Zhao Honggang	—	217	41	258

	—	3,203	622	3,825

Total	520	10,663	1,772	12,955

*	Emoluments paid to these directors, chief executive and supervisors were borne by the Parent company.

200	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS’ EMOLUMENTS (continued)

Directors’, chief executive director’s, supervisors’ and management team’s emoluments (continued)

Directors’ and chief executive’s emoluments, disclosed pursuant to the Listing Rules, section 383(1) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

		For the year ended December 31, 2013
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000

Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	130	—	—	130
Cheng Faguang	130	—	—	130
Xue Youzhi	130	—	—	130

	520	—	—	520

Executive directors
Zhang Xinwen*	—	—	—	—
Wang Xin*	—	—	—	—
Zhang Yingmin	—	512	100	612
Li Weimin*	—	—	—	—
Shi Xuerang*	—	—	—	—
Wu Yuxiang	—	468	91	559
Zhang Baocai	—	469	92	561
Dong Yunqing	—	470	92	562

	—	1,919	375	2,294

Chief executive director
Li Xiyong*	—	—	—	—

Supervisors
Song Guo*	—	—	—	—
Zhang Shengdong*	—	—	—	—
Zhou Shoucheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Wei Huanmin	—	470	92	562
Xu Bentai	—	461	90	551

	—	931	182	1,113

Other management team
Liu Chun	—	490	96	586
He Ye	—	417	81	498
Tian Fengze	—	486	95	581
Shi Chengzhong	—	481	94	575
Ni Xinghua	—	497	97	594
Lai Cunliang	—	766	—	766

	—	3,137	463	3,600

Total	520	5,987	1,020	7,527

*	Emoluments paid to these directors, chief executives and supervisors were borne by the Parent company.

No directors waived any of their emoluments in each of the year ended December 31, 2015, 2014 and 2013.

Annual Report 2015	201

Chapter 12    Consolidated Financial Statements

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS’ EMOLUMENTS (continued)

Employees’ emoluments

The five highest paid individuals in the Group included three directors for the year ended December 31, 2015 (2014: three; 2013: nil). The emoluments of the five highest paid individuals (2014: five; 2013: five) were stated as follows:

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

Salaries, allowance and other benefits in kind	9,346	16,801	19,496
Retirement benefit scheme contributions	448	586	453
Discretionary bonuses	7,823	6,655	2,820

	17,617	24,042	22,769

Their emoluments were within the following bands:

	Year ended December 31,
	2015 No. of employees	2014 No. of employees	2013 No. of employees

HK$ 500,001 to HK$ 1,000,000	2	—	—
HK$ 1,000,001 to HK$ 1,500,000	—	2	—
HK$ 2,000,001 to HK$ 2,500,000	1	—	—
HK$ 2,500,001 to HK$ 3,000,000	1	1	1
HK$ 3,500,001 to HK$ 4,000,000	—	—	1
HK$ 4,500,001 to HK$ 5,000,000	—	—	1
HK$ 5,500,001 to HK$ 6,000,000	—	—	—
HK$ 6,000,001 to HK$ 6,500,000	—	—	1
HK$ 10,000,001 to HK$ 10,500,000	—	1	—
HK$ 11,000,001 to HK$ 11,500,000	—	—	1
HK$ 14,500,001 to HK$ 15,000,000	1	—	—
HK$ 16,000,001 to HK$ 16,500,000	—	1	—

202	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

2014 final dividend, RMB0.020 per share (2013 final dividend, RMB 0.020 per share, 2012 final dividend, RMB 0.036 per share)	98,368	98,368	1,770,624

In the annual general meeting held on May 15, 2013, a final dividend in of RMB0.360 per share in respect of the year ended December 31, 2012 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on May 14, 2014, a final dividend of RMB0.020 per share in respect of the year ended December 31, 2013 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on May 22, 2015, a final dividend of RMB0.020 per share in respect of the year ended December 31, 2014 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB49,120,000 calculated based on a total number of 4,912,016,000 shares issued at RMB1 each, at RMB0.010, in respect of the year ended December 31, 2015. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2015, 2014 and 2013 is based on the profit attributable to the equity holders of the Company for the year of RMB164,459,000, RMB766,158,000 and RMB777,368,000 and on the weighted average 4,918,200,000 shares in issue during 2015 excluding the ordinary shares repurchased and held as treasury shares and 4,918,400,000 shares in issue, during 2014 and 2013, respectively.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

On 31 December 2014, the Company’s subsidiary issued subordinated capital notes. Noteholders will be permitted to convert the subordinated capital notes into 1,000 Yancoal Australia Limited ordinary shares.

Diluted earnings per share for the years ended December 31, 2015 and 2014 equal to the basic earnings per share as there is no dilutive effect of subordinated capital notes on potential ordinary shares.

No diluted earnings per share have been presented for the years ended December 31, 2013, as there were no dilutive potential shares in issue.

Annual Report 2015	203

Chapter 12    Consolidated Financial Statements

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.3% to 2.1% (2014: from 0.35% to 3.35%) per annum.

At the balance sheet date, the restricted cash of the PRC subsidiaries represents the deposits paid for safety work as required by the State Administrative of work safety and bank acceptance bill deposit which carry interest at market rates of 0.01%-0.6% (2014: 0.01%-0.6%) the remaining portion represents deposits placed as guarantee for the future payment of land subsidence as required by the Australian government, which carry interest at average rate of 1.19% (2014: 1.85%).

Term deposits was pledged to certain banks as security for loans and banking facilities granted to the Group, which carry fixed interest rate ranging from 0.6%-2.75% (2014: 0.6%-4.25%).

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2015 RMB’000	2014 RMB’000

Accounts receivable	2,477,020	2,029,449
Less: Impairment loss	(59,914)	(13,697)

	2,417,106	2,015,752
Bills receivable	3,559,731	5,068,353

Total bills and accounts receivable, net	5,976,837	7,084,105

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable, net of provision for impairment, based on the invoice dates at the balance sheet dates:

	At December 31,
	2015 RMB’000	2014 RMB’000

1-90 days	4,358,793	6,625,097
91-180 days	513,685	187,440
181-365 days	353,227	259,850
Over 1 year	751,132	11,718

	5,976,837	7,084,105

204	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

18.	BILLS AND ACCOUNTS RECEIVABLE (continued)

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

The ageing analysis of the Company’s bills and trade receivables, that were past due but not yet impaired as at December 31, 2015, based on due date is as follow: 1 to 90 days amounted to RMB149,634,000, 91 to 180 days amounted to RMB56,791,000, 181 to 365 days amounted to RMB80,974,000 and over 1 year amounted to RMB605,439,000 (No significant balance of accounts receivable and bills receivable which are past due but not yet impaired as at December 31, 2014). The Group does not hold any collateral over these balances. The average age of these receivables is 107 days (2014: 57 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

An analysis of the impairment loss on bills and accounts receivable for 2015 and 2014 are as follows:

	2015 RMB’000	2014 RMB’000

Balance at January 1	13,697	8,289
Provided for the year	46,217	12,673
Reversal	—	(7,265)

Balance at December 31	59,914	13,697

Included in the allowance for doubtful debts is an allowance of RMB59,914,000 (2014: RMB13,697,000) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

Annual Report 2015	205

Chapter 12    Consolidated Financial Statements

19.	ROYALTY RECEIVABLE

	At December 31,
	2015 RMB’000	2014 RMB’000

As at January 1	999,064	1,134,374
Cash received	(87,218)	(79,924)
Unwinding discount	103,297	116,444
Exchange re-alignment	(58,529)	(84,196)
Change in fair value	11,913	(87,634)

As at December 31	968,527	999,064

Presented as:
Current portion	93,083	89,137
Non-current portion	875,444	909,927

	968,527	999,064

A right to receive a royalty of 4% of Free on Board trimmed sales from Middlemount mine operated by Middlemount Joint Venture was acquired as part of the acquisition of Gloucester. This financial assets has been determined to have a finite life being the life of the Middlemount and is measured at fair value basis.

The royalty receivable is measured based on management expectations of the future cash flows with the re-measurement recorded in the income statement at each balance sheet date. The amount expected to be received in the next 12 month will be disclosed as current receivable and the discounted expected future cash flow beyond 12 months will be disclosed as a non-current receivable. Change in fair value is included in other income (note 10) (2014: selling, general and administrative expenses (note 9)).

20.	INVENTORIES

	At December 31,
	2015 RMB’000	2014 RMB’000

COST
Equipments
Work in progress	102,632	—
Finished goods	155,669	—

	258,301	—
Methanol	17,279	17,966
Auxiliary materials, spare parts and small tools	571,178	393,683
Coal products	1,005,575	1,058,831

	1,852,333	1,470,480

206	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

21.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2015 RMB’000	2014 RMB’000

Advances to suppliers (i)	2,707,340	2,009,055
Prepaid relocation costs of inhabitants	2,104,038	2,102,117
Advance to an associate (ii)	—	1,250,000
Dividend receivable (iii)	300,000	—
Others (i)	2,857,440	1,858,079

	7,968,818	7,219,251

(i)	Included in the above balances as of December 31, 2015 is an impairment loss of RMB29,523,000 (2014: RMB19,165,000).

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue. During the year ended December 31, 2015, there was no written off against prepayments and other receivables (2014: Nil).

(ii)	The advance to an associate was guaranteed by the Parent Company, interest-bearing at 6% per annum and repaid during the year.
(iii)	The dividend receivable is from an associate, Huadian Power International Corporation Limited.

22.	PREPAID LEASE PAYMENTS

	At December 31,
	2015 RMB’000	2014 RMB’000

Current portion	23,407	22,343
Non-current portion	900,942	776,751

	924,349	799,094

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

Annual Report 2015	207

Chapter 12    Consolidated Financial Statements

23.	INTANGIBLE ASSETS

	Mining reserves	Mining resources	Potash mineral exploration permit	Technology	Water Licenses	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

COST
At January 1, 2014	37,537,376	4,462,490	1,467,851	135,753	131,080	113,141	43,847,691
Exchange re-alignment	(1,358,252)	(275,058)	(109,867)	(10,319)	(495)	(8,481)	(1,762,472)
Additions for the year	—	16,635	—	100,983	—	11,010	128,628
Acquisition of Ashton Coal Mines Limited (note 46)	782,928	—	—	—	—	—	782,928

At December 31, 2014 and at January 1, 2015	36,962,052	4,204,067	1,357,984	226,417	130,585	115,670	42,996,775
Exchange re-alignment	(979,092)	(354,428)	(158,667)	(7,245)	(348)	(8,258)	(1,508,038)
Additions for the year	121,415	18,773	—	—	—	14,860	155,048
Reclassification	—	14,606	(14,606)	—	—	—	—
Acquisition of Donghua (note 47)	—	—	—	11,930	—	2,194	14,124
Reclassified as assets held for sale	(3,528,572)	—	—	—	(5,673)	(11,841)	(3,546,086)

At December 31, 2015	32,575,803	3,883,018	1,184,711	231,102	124,564	112,625	38,111,823

AMORTIZATION AND IMPAIRMENT
At January 1, 2014	5,422,579	135,753	—	—	253	32,718	5,591,303
Exchange re-alignment	(254,416)	(10,317)	—	—	(344)	(2,150)	(267,227)
Provided for the year	1,103,089	—	—	—	272	13,121	1,116,482
Reversal of impairment loss	(731,332)	—	—	—	—	—	(731,332)

At December 31, 2014 and at January 1, 2015	5,539,920	125,436	—	—	181	43,689	5,709,226
Exchange re-alignment	(166,067)	(7,245)	—	—	(277)	(18,621)	(192,210)
Provided for the year	693,626	—	—	5,545	4,983	15,237	719,391
Amortization associated with assets classified as held for sale	(377,879)	—	—	—	(246)	10,231	(367,894)

At December 31, 2015	5,689,600	118,191	—	5,545	4,641	50,536	5,868,513

CARRYING VALUE
At December 31, 2015	26,886,203	3,764,827	1,184,711	225,557	119,923	62,089	32,243,310

At December 31, 2014	31,422,132	4,078,631	1,357,984	226,417	130,404	71,981	37,287,549

208	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

23.	INTANGIBLE ASSETS (continued)

The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. Revised compensation fees was settled with the government authority directly in 2012.

The mining rights (mining reserves) are amortized based on unit of production method.

The potash mineral exploration permit is reclassified to mining resources or mining reserves according to its progress of exploration. Technology has not yet reached the stage of commercial application and therefore is not amortized. Patent also included in technology and it is amortized on a straight line basis of 10 years over the useful life.

Water licenses are amortized over the life of mine. If the mining activities of the relevant locations have not yet been started and the connections to water sources have not been completed, no amortization will be provided.

Other intangible assets mainly represent computer software which is amortized on a straight line basis of 2.5 to 5 years over the useful life.

Mining resources at December 31, 2015 included exploration and evaluation expenditures capitalized amounting to RMB10,720,000 (2014: RMB42,234,000). During the year ended December 31, 2015, no exploration and evaluation expenditures (2014: Nil; 2013: Nil) were charged to income statement. No income or liabilities were recognized during the year ended December 31, 2015 and 2014. Net cash used in investing activities in relation to exploration and evaluation amounted to RMB10,232,000 (2014: RMB42,234,000; 2013: RMB48,661,000) and there was no cash flow related exploration and evaluation recorded in cash flow from operation activities during the years ended December 31, 2015, 2014 and 2013.

Amortization expense of the mining rights for the year of RMB693,626,000 (2014: RMB1,103,089,000) has been included in cost of sales and service provided. Amortization expense of other intangible assets for the year of RMB25,765,000 (2014: RMB13,393,000) has been included in selling, general and administrative expenses.

At December 31, 2015, intangible assets with a carrying amount of approximately RMB15,350,517,000 (2014: RMB13,045,169,000) have been pledged to secure the Group’s borrowings (note 36).

Given the continuing decrease in coal price during the year ended December 31, 2013, management performed impairment test for the Group’s intangible assets and concluded that the recoverable amount of cash generating units, Moolarben Coal Mine and Stratford Coal Mine were below its carrying amount. RMB2,052,238,000 impairment loss has been recognized accordingly. The recoverable amounts of the aforesaid cash generating units amounting to RMB 12,227,722,000 have been determined based on value in use, which has been calculated using a discounted cash flow model with an assumption of post-tax discount rate of 11%.

Annual Report 2015	209

Chapter 12    Consolidated Financial Statements

23.	INTANGIBLE ASSETS (continued)

During the year ended December 31, 2014, there has been an improvement in current and life of mine operating costs and an increase in the JORC reserves at the Moolarben mine. These factors have been considered a trigger for impairment reversal. An impairment reversal of RMB731,332,000 has been recognised through the profit or loss. The recoverable amount for Moolarben was determined to be approximately RMB10.5 billion.

During the year ended December 31, 2015, each cash generating unit’s recoverable amount has been determined using the fair value less costs of disposal method. To provide an indication about the reliability of the inputs used in determining fair value the accounting standards prescribe three levels under which fair value measurements should be categorised (refer to Note 45c for further details). The fair value model adopted has been categorised as level 3.

Fair value less costs of disposal has been determined using a discounted cash flow model. The key assumptions to which the model is most sensitive include:

•	Coal prices

•	Foreign exchange rates

•	Production and capital costs

•	Discount rate

•	Coal reserves and resources

In determining the value assigned to each key assumption, management has used external sources of information and utilised the expertise of external consultants and experts within the Group to validate entity specific assumptions such as coal reserves and resources.

Furthermore, the Group’s cash flow forecasts are based on estimates of future coal prices, which assume market prices will revert to the Group’s assessment of the average long term real coal prices of US$55 – US$109 per tonne (2014: USD76 – USD108 per tonne) for thermal coal and US$91 – US$166 per tonne (2014: USD98 – USD184 per tonne) for metallurgical coal in the export market of the Australian subsidiaries. The Group receives long term forecast coal price data from multiple externally verifiable sources when determining its coal price forecasts, making adjustments for specific coal quality factors. For both thermal and metallurgical coal the price forecast that results in the recoverable amount exceeding the book value is within the range of external price forecasts.

210	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

23.	INTANGIBLE ASSETS (continued)

The long term AUD/USD forecast exchange rate of $0.73 (2014: $0.78) is based on externally verifiable sources. The year-end AUD/USD exchange rate was $0.73 (2014: $0.82) per the Reserve Bank of Australia.

Production and capital costs are based on the Group’s estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. This information is obtained from internally maintained budgets, the five year business plan, life of mine models, life of mine plans and project evaluations performed by the Group in its ordinary course of business.

The Group has applied a post-tax discount rate of 10.5% (2014: 11%) to discount the forecast future attributable post-tax cash flows. The post-tax discount rate applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. This rate is also consistent with the Group’s five year business plan, life of mine models and project evaluations performed in ordinary course of business.

Based on the above assumptions at 31 December 2015, the recoverable amount is determined to be above carrying value for all cash generating units in Australia resulting in no further impairment (2014: Nil).

Annual Report 2015	211

Chapter 12    Consolidated Financial Statements

24.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

COST
At January 1, 2014	1,078,472	4,690,058	1,914,767	8,890,372	25,767,489	727,045	16,593,654	59,661,857
Exchange re-alignment	(87,567)	(40,686)	—	(271,787)	(753,045)	—	(121,220)	(1,274,305)
Acquisition of Ashton Coal Mines Limited (note 46)	124,856	4,312	—	46,519	70,355	—	—	246,042
Additions	—	144,678	—	59,058	24,051	—	5,933,308	6,161,095
Transfers	18,683	285,957	1,330,184	1,122,330	5,450,621	21,082	(8,228,857)	—
Reclassification	(1,783)	1,312	—	(8,925)	9,396	—	—	—
Disposals	—	(7,286)	(12,248)	(14,997)	(259,980)	(18,417)	(54,111)	(367,039)

At December 31, 2014 and January 1, 2015	1,132,661	5,078,345	3,232,703	9,822,570	30,308,887	729,710	14,122,774	64,427,650
Exchange re-alignment	(65,798)	(29,602)	—	(247,545)	(555,525)	(18)	(24,397)	(922,885)
Acquisition of Donghua (note 47)	—	318,349	—	—	307,658	16,167	1,640	643,814
Additions	1,869	16,591	39,793	1,685,923	4,772,563	82,124	5,777,005	12,375,868
Transfers	28,933	215,304	186,648	1,557,272	923,425	8,054	(2,919,636)	—
Reclassification	(18,123)	(1,418,218)	1,487,907	40,314	(2,767,808)	2,675,928	—	—
Disposals	—	(30,080)	(40,663)	(273,997)	(4,458,770)	(1,313,257)	(794)	(6,117,561)
Asset classified as held for sale	(351,902)	(53,946)	—	(2,290,578)	(3,248,379)	—	—	(5,944,805)

At December 31, 2015	727,640	4,096,743	4,906,388	10,293,959	25,282,051	2,198,708	16,956,592	64,462,081

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2014	—	2,108,459	1,194,095	3,119,162	10,913,272	430,361	—	17,765,349
Exchange re-alignment	—	(7,482)	—	(70,416)	(221,275)	—	—	(299,173)
Provided for the year	—	176,150	162,189	527,544	2,174,317	38,555	—	3,078,755
Reclassification	—	225	—	(9,621)	9,396	—	—	—
Eliminated on disposals	—	(5,200)	(9,084)	(14,769)	(244,756)	(18,084)	—	(291,893)

At December 31, 2014 and January 1, 2015	—	2,272,152	1,347,200	3,551,900	12,630,954	450,832	—	20,253,038
Exchange re-alignment	—	(7,336)	—	(63,990)	(197,306)	(4)	—	(268,636)
Provided for the year	—	165,971	201,005	563,340	2,599,385	212,875	—	3,742,576
Reclassification	—	(1,021,237)	938,604	(42,071)	(1,437,944)	1,562,648	—	—
Eliminated on disposals	—	(2,754)	—	(15,244)	(2,092,619)	(611,222)	—	(2,721,839)
Asset classified as held for sale depreciation	—	(23,183)	—	(581,828)	(1,554,017)	—	—	(2,159,028)

At December 31, 2015	—	1,383,613	2,486,809	3,412,107	9,948,453	1,615,129	—	18,846,111

CARRYING VALUE
At December 31, 2015	727,640	2,713,130	2,419,579	6,881,852	15,333,598	583,579	16,956,592	45,615,970

At December 31, 2014	1,132,661	2,806,193	1,885,503	6,270,670	17,677,933	278,878	14,122,774	44,174,612

212	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

24.	PROPERTY, PLANT AND EQUIPMENT (continued)

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	8 to 35 years
Railway structures	15 to 25 years
Plant, machinery and equipment	2.5 to 25 years
Transportation equipment	6 to 40 years

Transportation equipment includes vessels, harbor works and crafts which are depreciated over the estimated useful lives of 18 and 40 years respectively.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

During the year ended December 31, 2015, the directors conducted a review of the Group’s mining assets and determined that no assets were impaired due to physical damage and technical obsolescence (2014: nil).

At December 31, 2015, property, plant and equipment with carrying amount of approximately RMB2,819,351,000 (2014: RMB3,134,300,000) have been pledged to secure bank borrowings of the Group (note 36).

At December 31, 2015, the carrying amount of property, plant and equipment held under finance leases of the group was RMB181,539,000 (2014: RMB227,391,000).

25.	GOODWILL

	2015 RMB’000	2014 RMB’000

NET CARRYING VALUE
At January 1	2,232,751	2,460,551
Acquisition of Donghua (note 47)	409,204	—
Exchange re-alignment	(18,954)	(34,622)
Derecognition	—	(193,178)
Impairment loss	(326,918)	—

At December 31	2,296,083	2,232,751

Annual Report 2015	213

Chapter 12    Consolidated Financial Statements

25.	GOODWILL (continued)

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	At December 31,
	2015 RMB’000	2014 RMB’000

Mining
– Jining II	10,106	10,106
– Shandong Yanmei Shipping Co., Ltd	10,046	10,046
– Heze	35,645	35,645
– Shanxi Group	145,613	145,613
– Yancoal Resources	288,538	306,224
– Syntech	20,679	21,947
– Premier Coal and Wesfarmers Char	12,860	13,648
– Xintai	653,837	653,837
– Beisu and Yangcun	712,214	712,214

Coal Railway Transportation
– Railway Assets	97,240	97,240

Electricity and heat supply
– Hua Ju Energy	239,879	239,879

Machinery manufacturing
– Donghua	409,204	—

Impairment loss	(339,778)	(13,648)

	2,296,083	2,232,751

The recoverable amount of the cash generating units is assessed by management except Wenyu Coal Mine (“Wenyu”) operated by Xintai which, is assessed by external professional expert, Beijing Pan-China Assets Appraisal Co., Ltd. at the operating segment level. Business performance is reviewed by management on a mine by mine basis and each mine is considered to be a separate cash generating unit.

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. Value in use has been determined using a discounted cash flow model. The recoverable amounts are based on certain key assumptions on discount rates, growth rates, selling prices, foreign currency exchange rates, mining reserves and mining resources and direct cost.

214	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

25.	GOODWILL (continued)

In determining the value assigned to each key assumption, management has used external sources of information and utilised the expertise of external consultants and experts within the Group to validate entity specific assumptions such as mining reserves and mining resources. Furthermore, in estimating future coal prices, the Group receives long term forecast coal price data from multiple externally verifiable sources when determining its coal price forecasts, making adjustments for specific coal quality factors. The long term forecast exchange rate is based on externally verifiable sources. Production and capital costs are based on the Group’s estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. This information is obtained from internally maintained budgets, the five year business plan, life of mine models and project evaluations performed by the Group in its ordinary course of business.

The cash flow model was based on financial budgets approved by management covering a 5-year period with an assumption of post-tax discount rate of ranged from 8.19% to 12.09% (2014: 8%-11%). It represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset. Externally verifiable data received by the Group validates this assumption. The recoverable amount is also dependent on the life of mines (7 to 41 years) (2014: 10 to 25 years). This is calculated based on the Group’s annual coal production forecast for each mine and mining reserves and mining resources. The cash flows beyond the 5-year period are extrapolated using a zero percent growth rate. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units.

The goodwill of RMB193,178,000 represents the goodwill recognised on the previous 60% acquisition of Ashton Joint Operation when acquiring Yancoal Resources, intermediate holding company of Ashton Joint Operation. During the year ended December 31, 2014, the Group further acquired 10% interest of Ashton Joint Operation which becomes a wholly owned subsidiary of the Group. The goodwill attributable to Ashton Joint Operation of RMB193,178,000 was included as part of consideration of Ashton Coal Mines Limited. At the acquisition date, the fair value of goodwill attributable to Ashton Joint Operation was adjusted to nil when the management determines the fair value of Ashton Coal Mines Limited cash generating unit (note 46). The goodwill of RMB193,178,000 has been de-recognised during the year ended December 31, 2014.

There is an indication for impairment of goodwill due to coal price decline significantly from the year 2014 to year 2015. For the impairment testing of goodwill, cash flow projections during the budget period are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development. Under the discounted future cash flows that are dependent on the following unobservable inputs: forecast sales volumes and coal prices. The forecast sales volumes are based on the internally maintained budgets, five year business plan and life of mine models. The forecast coal prices are based on external data consistent with the data used for impairment assessments. The risk-adjusted post-tax discount rate used to determine the future cash flows is 8.19%. As at December 31, 2015 for Wenyu, the carrying amount of goodwill is RMB326,918,000 (2014: RMB653,836,000). As the cash generating unit of Wenyu has been reduced to its recoverable amount of RMB3,232,684,000 (2014: RMB3,640,431,000). During the year ended December 31, 2015, impairment loss on goodwill of RMB326,918,000 (2014: Nil) was recognised and included under “selling, general and administrative expenses” in the consolidated statement of profit or loss and other comprehensive income and attributed to the Group’s mining segment.

Annual Report 2015	215

Chapter 12    Consolidated Financial Statements

26.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2015 RMB’000	2014 RMB’000

Available-For-Sale Equity Investments
Equity securities listed on the SSE
Stated at fair value through other comprehensive income	610	249,404
Equity securities listed on the NEEQ
Stated at fair value through other comprehensive income	797,720	—
Unlisted equity securities	146,080	139,360

	944,410	388,764

The investment in equity securities listed on the Shanghai Stock Exchange (“SSE”) of the Company included Jiangsu Lianyungang Port Corporation Limited which is stated at the fair values as at December 31, 2015 of RMB610,000 (2014: RMB13,616,000). The Company has disposed all of the equity securities of Shanghai Shenergy Company Limited during the year.

The investment in equity securities listed on the National Equities Exchange and Quotation System (“NEEQ”) included Qilu Bank which is stated at the fair value as of December 31, 2015 of RMB797,720,000. The Company’s investments in equity securities listed on the NEEQ, which are stated at fair value through other comprehensive income, are subject to a 5-year-lock-up-period.

The investments in equity securities listed on the SSE and NEEQ are carried at fair value determined according to the quoted market prices in active market.

The unlisted securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

216	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

27.	INTERESTS IN ASSOCIATES

	At December 31,
	2015 RMB’000	2014 RMB’000

Cost of investments in associates	2,768,487	2,503,927
Share of post-acquisition profit and other comprehensive income, net of dividends	495,277	451,702

Carrying amount	3,263,764	2,955,629

Information of major associates is as follows:

				At December 31,
Name of associate	Place of establishment and operation	Class of shares held	Principal activity	2015 Interest held	2014 Interest held

Huadian Zouxian Power Generation Company Limited (“Huandian Zouxian”)	PRC	Registered Capital	Electricity generation business (i)	30%	30%

Yankuang Group Finance Company Limited	PRC	Registered Capital	Financial services	25%	25%

Shaanxi Future Energy Chemical Corp. Ltd (“Shaanxi Chemical”)	PRC	Registered Capital	Production and sales of chemical products, oil and coal (ii)	25%	25%

Shengyang Wood	PRC	Registered Capital	Artificial board, CCF processing	39.77%	39.77%

Jiemei Wall Material	PRC	Registered Capital	Coal refuse baked brick	20%	20%

Newcastle Coal Infrastructure Group Pty Ltd	Australia	Registered Capital	Coal terminal	27%	27%

Shanghai CIFCO Futures Co., Ltd	PRC	Registered Capital	Trading and consultation of futures	33%	—

All of the above associates have been accounted for using equity method in the consolidated financial statements. Except for Newcastle Coal Infrastructure Group Pty Ltd, all associates are held by the Company directly.

(i)	Huadian Zouxian is an important strategic partner of the Group
(ii)	Shaanxi Chemical is an important strategic partner to develop future energy business of the Group

All of the associates are private companies whose quoted market price is not available.

Annual Report 2015	217

Chapter 12    Consolidated Financial Statements

27.	INTERESTS IN ASSOCIATES (continued)

The financial information in respect of the Group’s associates is set out below:

	At December 31,
	2015 RMB’000	2014 RMB’000

Total assets	35,275,971	30,100,061
Total liabilities	(25,449,263)	(20,127,032)

Net assets	9,826,708	9,973,029

Revenue	8,483,270	5,596,882

Profit for the year	1,703,765	654,710

Other comprehensive (loss)/income	(328,598)	44,852

Proportion of the Group’s ownership interest	20%-39.77%	20%-39.77%

Group’s share of associates’ net assets	3,263,764	2,955,629

Group’s share of profit of associates for the year	502,364	310,604

Group’s share of other comprehensive income of associates for the year	7,084	11,213

Summarized financial information in respect of the Group’s material associate is set out below:

	Huadian Zouxian		Shaanxi Chemical
	2015 RMB’000	2014 RMB’000	2015 RMB’000	2014 RMB’000

Current assets	463,329	540,291	1,518,418	654,572
Non-current assets	5,304,792	5,519,769	15,711,494	12,346,714
Current liabilities	(1,794,313)	(1,083,392)	(6,949,817)	(5,080,297)
Non-current liabilities	(540,144)	(1,014,144)	(3,862,724)	(2,094,735)

Revenue	4,546,121	3,888,844	1,469,590	895,836
Expenses	(3,178,421)	(3,069,380)	(814,240)	(466,492)
Income tax expenses	(343,650)	(205,119)	(92,568)	(47,942)

Profit for the year	1,024,050	614,345	562,782	381,402
Other comprehensive income for the year	—	—	28,336	44,852

Total comprehensive income for the year	1,024,050	614,345	591,118	426,254

Dividends shared by the Group and received from the associate during the year	465,873	178,645	—	—

218	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

27.	INTERESTS IN ASSOCIATES (continued)

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate in respect of Huadian Zouxian and Shaanxi Chemical recognized in the consolidated financial statements:

	Huadian Zouxian		Shaanxi Chemical
	2015 RMB’000	2014 RMB’000	2015 RMB’000	2014 RMB’000

Net assets of the associate’s attributable to owners	3,433,664	3,962,524	6,417,371	5,826,254

Proportion of the Group’s ownership interest	30%	30%	25%	25%

Carrying amount of the Group’s interest in the associate	1,030,099	1,188,757	1,604,343	1,456,564

Aggregate information of associates that are not individually material:

	At December 31,
	2015 RMB’000	2014 RMB’000

The Group’s share of profit and total comprehensive income	54,453	30,950

Aggregate carrying amount of the Group’s interests in these associates	629,321	310,308

28.	LONG TERM RECEIVABLES

	At December 31,
	2015 RMB’000	2014 RMB’000

Current asset
– Loan to a joint venture (i)	1,565,194	1,705,757

Non-current assets
– Others (ii)	247,339	302,517

	1,812,533	2,008,274

(i)	Loan to a joint venture represented an unsecured loan to Middlemount Joint Venture of AUD331,075,000 (2014: AUD339,968,000). The loan bear normal commercial interest rate. From July 1, 2015, the shareholders of Middlemount agreed to make the loan interest-free for 18 months.
(ii)	Other long term receivables represented an investment in preference shares of a company for AUD15,320,000 (2014: AUD15,320,000) with cumulative dividends and investment in the long term bonds of a company for AUD31,500,000 (2014: AUD31,500,000) with floating interest rate.

Annual Report 2015	219

Chapter 12    Consolidated Financial Statements

29.	DEPOSITS MADE ON INVESTMENTS

	At December 31,
	2015 RMB’000	2014 RMB’000

Shaanxi Coal Mine Operating Company (i)	117,926	117,926
Ordos Naryn River Mining Development Co., Ltd (ii)	1,000	1,000

	118,926	118,926

(i)	During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196,800,000 in order to obtain 41% equity interest. As at December 31, 2015, the Company made a deposit of RMB117,926,000 (2014: RMB117,926,000) in relation to this acquisition. As at December 31, 2015, the relevant registration procedures to establish the new company are still in progress, and the establishment has not yet been completed.
(ii)	During 2013, the Company entered into a cooperation agreement with five independent third parties to set up a company, Ordos Naryn River Mining Development Co., Ltd. The Company agreed to contribute RMB5,000,000, representing 10% of its equity interest. At December 31, 2015, the Company have contributed RMB1,000,000 (2014: RMB1,000,000). The registration procedures of this company have not yet completed.

30.	INTERESTS IN JOINT VENTURES

	At December 31,
	2015 RMB’000	2014 RMB’000

Share of net assets	57,479	130,867

Information on major joint ventures is as follows:

				At December 31,
				2015		2014
Name of joint venture	Place of establishment and operation	Class of shares held	Principal activity	Voting power	Interest held	Voting power	Interest Held

Australian Coal Processing Holdings Pty Ltd	Australia	Ordinary shares	Investment holding	50%	90%	50%	90%

Middlemount Joint Venture	Australia	Ordinary shares	Coal mining and sales	50%	49.9997%	50%	49.9997%

Sheng Di Finlay Coal Processing Technology (Tianjin) Co., Ltd	China	Ordinary shares	Consultancy services for deep preprocess technology	50%	50%	50%	50%

220	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

30.	INTERESTS IN JOINT VENTURES (continued)

All of the above joint ventures are accounted for using equity method in the consolidated financial statements. All of the joint ventures are private companies whose quoted market price is not available.

The Company, through a subsidiary, held 90% equity interest of the Australian Coal Processing Holding Pty Ltd. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a vote by directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously by directors or shareholders and the subsidiary’s voting power is 50%.

In 2013, the Company held 90% equity interest of Ashton Coal Mines Limited. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore, decisions must be passed unanimously by shareholders and the subsidiary’s voting power is 50%.

On September 30, 2014, the Company, through a subsidiary, acquired the remaining 10% interest of Ashton Coal Mines Limited. The subsidiary now holds 100% (2014: 100%) of the ordinary shares in Ashton Coal Mines Limited and has been fully consolidated in the Group (Note 46).

The Company, through Gloucester, held 49.9997% equity interest in Middlemount Joint Venture and decision must be passed unanimously by shareholders.

Middlemount joint venture is an important strategic partner to develop the business in Australia.

Sheng Di Finlay Coal Processing Engineering Technology (Tianjin) Co., Ltd was incorporated in December 2013 under a co-operative agreement between Tianjin Finlay Coal Processing Technology Co., Ltd and the Company.

Annual Report 2015	221

Chapter 12    Consolidated Financial Statements

30.	INTERESTS IN JOINT VENTURES (continued)

The above joint ventures are indirectly held by the Company. Middlemount Joint Venture constituted a material impact to the Group. Summarized financial information in respect of the Middlemount Joint Venture is set out below:

	Middlemount Joint Venture At December 31,
	2015 RMB’000	2014 RMB’000

Current portion:
Cash and cash equivalents	92,349	16,768
Other current assets	317,829	322,019

Total current assets	410,178	338,787

Other current liabilities	(1,152,662)	(856,796)

Total current liabilities	(1,152,662)	(856,796)

Non-current portion:
Non-current assets	6,321,898	6,630,534

Non-current financial liabilities	(3,533,373)	(3,826,623)
Other non-current liabilities	(1,973,444)	(2,030,865)

Total non-current liabilities	(5,506,817)	(5,857,488)

Proportion of the Group’s ownership interest	49.9997%	49.9997%

Carrying amount of the Group’s interest in the joint venture	36,295	127,518

	Middlemount Joint Venture At December 31,
	2015 RMB’000	2014 RMB’000

Revenue	2,076,282	1,919,079

Depreciation and amortization	(399,748)	(331,431)
Interest income	—	146
Interest expenses	(243,432)	(237,246)
Other expenses	(1,795,685)	(1,992,913)

Loss for the year	(362,583)	(642,365)
Other comprehensive gain	189,730	—

Total comprehensive loss	(172,853)	(642,365)

Proportion of the Group’s ownership interest	49.9997%	49.9997%
The Group’s share of loss	(181,290)	(321,180)
The Group’s share of total comprehensive gain	94,865	—
Dividends received from joint ventures	—	—

222	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

30.	INTERESTS IN JOINT VENTURES (continued)

Aggregate information of joint ventures that are not individually material:

	For the year ended
	December 31,
	2015 RMB’000	2014 RMB’000

The Group’s share of profit and total comprehensive income for the year	10,832	351

Aggregate carrying amount of the Group’s interests in these joint ventures	21,184	3,349

As at December 31, 2015, the Group did not have any contingent liabilities or commitment with the joint ventures (2014: Nil).

31.	INTERESTS IN JOINT OPERATIONS

Information on major joint operations is as follows:

			At December 31,
Name of joint operation	Place of establishment and operation	Principal activity	2015 Interest held	2014 Interest held

Boonal joint operation	Australia	Provision of a coal haul road and train load out facilities	50%	50%

Athena joint operation	Australia	Coal exploration	51%	51%

Ashton joint operation	Australia	Development and operation of open-cut and underground coal mines (Note 46)	N/A	N/A

Moolarben joint operation (Note)	Australia	Development and operation of open-cut and underground coal mines	81%	80%

The above joint operations are established and operated as unincorporated businesses and are held indirectly by the Company.

Note:	The Group acquired 1% equity interest in Moolarben joint operation from another venture at a consideration of AUD19.3 million on March 30, 2015. Upon completion of the acquisition, the Group held 81% equity interest in Moolarben joint operation.

Annual Report 2015	223

Chapter 12    Consolidated Financial Statements

31.	INTERESTS IN JOINT OPERATIONS (continued)

The financial information in respect of the Group’s joint operations is set out below:

	At December 31,
	2015 RMB’000	2014 RMB’000

Total assets	19,212,861	19,827,386
Total liabilities	(2,252,378)	(18,050,914)

Net assets	16,960,483	1,776,472

Revenue	10,939,146	5,062,557
Expenses	(4,094,665)	(7,471,415)

Profit (Loss) for the year	6,844,481	(2,408,858)

Other comprehensive income	—	—

32.	ASSETS CLASSIFIED AS HELD FOR SALE

During the year, Yancoal Australia establish established a 100% owned subsidiary, Watagan Mining Company Pty Ltd (“Watagan”). On 18 February 2016, the Group executed a Bond Subscription Agreement, together with other agreements (the “Watagan Agreements”) that, on completion, will transfer the Group’s interest in three of its 100% owned NSW coal mining operations, being the Austar, Ashton and Donaldson coal mines (the “three mines”), to Watagan for a purchase price of approximately AUD1.3 billion (an amount equal to the book value of the three mines at completion).

On completion, under the terms of the Watagan Agreements, it was determined that upon issuance of the bonds the Group will lose control of Watagan. These powers will be transferred to the Bondholders under the terms of the Watagan Agreements as the Bondholders will be given control of Watagan’s board of directors via appointment of the majority of directors. Due to the Watagan transaction being near completion and the transaction is considered to be highly likely at 31 December 2015, the three mines are disclosed as Assets Held for Sale at that date.

While Watagan will be deconsolidated for accounting purposes, as a result of Yancoal Australia’s ongoing 100% equity ownership in Watagan, Watagan remains within Yancoal Australia’s tax consolidated group.

In applying the held for sale classification to the three mines as at 31 December 2015, the Group determined the fair value less costs to sell to be above the carrying value, and as a result no adjustment was recorded on classification as held for sale.

Fair value less costs to sell of the mines has been determined using a discounted cash flow model. The key assumptions to which the model is most sensitive includes coal prices, foreign exchange rates, production and capital costs, discount rate and coal reserves and resources. The Group has applied a post-tax discount rate of 11% to discount the forecast future attributable post-tax cash flows of the three underground mines reflecting the risks specific to the asset for which the future cash flow estimates have not been adjusted.

224	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

32.	ASSETS CLASSIFIED AS HELD FOR SALE (continued)

The Group performed various sensitivities to the determination of fair value which indicated a-10% coal price assumption across all periods would have resulted in the carrying value exceeding fair value by $153 million whilst an increase in the long term AUD:USD foreign exchange rate to 0.80 would have resulted in the carrying value exceeding fair value by $32 million.

Together with the Bond Subscription Agreement, the Watagan Agreements include a:

(i)	10 year Management and Mine Services Agreement appointing (1) Yancoal Australia as the exclusive provider of management services (being back office support functions) to the Watagan group; and (2) a 100% owned Yancoal Australia subsidiary as the exclusive provider of all mining management services (being all work directly concerned with the management of the operations of the three mines) to the Watagan group; and

(ii)	10 year Marketing & Logistics Representation and Logistics Agreement appointing Yancoal Australia as (1) the sole and exclusive marketing and logistics representative of the Watagan group for the promotion, marketing, sale, transportation and handling of all saleable coal produced from the three mines and the purchase of any coal for the Watagan group from third parties; and (2) the sole and exclusive provider of infrastructure services and representative of the Watagan group in relation to management of the port and rail access and rail haulage contracts in relation to the three mines.

Carrying amounts RMB’000

Assets
Bank balances and cash	21,747
Other current assets	450,088
Property, plant and equipment, net	3,785,777
Intangible assets	3,178,192
Other non-current assets	304,716

Total assets classified as held for sale	7,740,520

Liabilities
Provision for land subsidence, restoration, rehabilitation and environmental costs	145,717
Other current liabilities	209,287
Deferred tax liabilities	981,923
Other non-current assets	183,904

Total liabilities associated with assets classified as held for sale	1,520,831

Net assets classified as held for sale	6,219,689

Annual Report 2015	225

Chapter 12    Consolidated Financial Statements

32.	ASSETS CLASSIFIED AS HELD FOR SALE (continued)

Yancoal Australia would raise US$950 million in new debt funding through an issue of nine-year secured debt bonds to a consortium of financiers comprising BOCI Financial Products Limited, Bohai Harvest RST (Shanghai) Equity Investment Fund Management Co. Ltd. and Industrial Bank Co. Ltd. The bonds will be issued in two tranches of US$760 million (tranche 1) and US$190 million (tranche 2) by a newly established wholly owned subsidiary (Issuer) of Yancoal Australia Ltd. Yancoal’s interest in the New South Wales mining assets of Ashton, Austar and Donaldson (Assets) will be transferred to and held by the Issuer.

As at reporting date, the transaction is not yet completed. The completion date of the transaction is expected to be 31 March 2016.

33.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2015 RMB’000	2014 RMB’000

Accounts payable	3,367,836	1,969,617
Bills payable	839,530	2,067,587

	4,207,366	4,037,204

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At December 31,
	2015 RMB’000	2014 RMB’000

1-90 days	2,815,938	1,979,699
91-180 days	612,221	1,815,913
181-365 days	434,315	103,260
Over 1 year	344,892	138,332

	4,207,366	4,037,204

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

226	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

34.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2015 RMB’000	2014 RMB’000

Customers’ deposits	1,011,104	798,437
Accrued wages	654,876	870,699
Other taxes payable	174,133	142,389
Payables in respect of purchases of property, plant and equipment and construction materials	1,695,324	1,629,324
Accrued freight charges	59,034	66,048
Accrued repairs and maintenance	75,820	31,582
Staff welfare payable	625,156	319,180
Withholding tax payable	5,357	28,364
Deposits received from employees	90,817	24,258
Accrued land subsidence, restoration, rehabilitation and environmental costs	22,947	10,451
Interest payable	836,132	905,463
Payable on acquisition of Hao Sheng’s equity	2,519,313	2,519,313
Provision on Ashton research and development project	—	115,400
Others	1,239,294	1,275,782

	9,009,307	8,736,690

35.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2015 RMB’000	2014 RMB’000

Balance at January 1	3,430,007	3,853,708
Exchange re-alignment	(38,111)	(43,332)
Additional provision in the year	1,499,492	1,225,385
Transfer to assets held for sale (note 32)	(145,717)	—
Acquisition of Ashton Coal Mines Limited (note 46)	—	3,570
Utilization of provision	(1,545,932)	(1,609,324)

Balance at December 31	3,199,739	3,430,007

Presented as:

Current portion	2,616,998	2,900,054
Non-current portion	582,741	529,953

	3,199,739	3,430,007

Provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

Annual Report 2015	227

Chapter 12    Consolidated Financial Statements

36.	BORROWINGS

	At December 31,
	2015 RMB’000	2014 RMB’000

Current liabilities
Bank borrowings
– Unsecured borrowings (i)	8,263,113	5,597,568
– Secured borrowings (ii)	5,625,915	233,953
Finance lease liabilities (iv)	17,522	40,585
Guaranteed notes (v)	9,996,667	4,999,583

	23,903,217	10,871,689

Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	3,469,900	7,828,178
– Secured borrowings (ii)	24,501,998	24,731,562
Loans pledged by machineries (iii)	1,800,000	1,800,000
Finance lease liabilities (iv)	128,183	166,051
Guaranteed notes (v)	15,676,507	16,040,608

	45,576,588	50,566,399

Total borrowings	69,479,805	61,438,088

(i)	Unsecured borrowings are repayable as follows:

	At December 31,
	2015 RMB’000	2014 RMB’000

Within one year	8,263,113	5,597,568
More than one year, but not exceeding two years	1,515,972	5,035,222
More than two years, but not more than five years	1,953,928	2,782,956
More than five years	—	10,000

Total	11,733,013	13,425,746

At December 31, 2015, short-term borrowings of the Company amounting to RMB6,099,020,000 (2014: RMB2,827,850,000). Four short-term borrowings of RMB4,089,020,000 (USD629,700,000) are denominated in foreign currency with interest rates at three-months LIBOR plus a margin of 1.26%-1.40% per annum, approximately 1.80%-1.94% per annum (2014: three-months LIBOR plus a margin of 2.75% per annum, approximately 3.12% per annum). The remaining short-term borrowings of RMB2,010,000,000 carried interest at 4.35%-6.00% per annum (2014: 5.40%-6.00% per annum).

228	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

36.	BORROWINGS (continued)

(i)	Unsecured borrowings are repayable as follows: (continued)

Long-term borrowings of the Company amounting to RMB 4,679,434,000 (2014: RMB8,727,592,000) with RMB2,151,106,000 payable within one year. Long-term borrowings of RMB1,237,400,000 carried interest at a range of 5.54%-6.15% per annum (2014: 5.54%-6.40% per annum) while the remaining RMB1,290,928,000 carried interest at three-months LIBOR plus a margin of 1.20%-2.40% per annum (2014: three-months LIBOR plus a margin of 1.20%-3.45% per annum).

The long-term borrowing of Zhongyin Financial, which is denominated in foreign currency, amounting to RMB954,559,000 (USD147,000,000) (2014: RMB911,731,000 (USD150,000,000)), with RMB12,987,000 (USD 2,000,000) payable within one year. The loan term is 36 months and carried interest at three-month LIBOR plus a margin of 2.60%, approximately 3.14% per annum (2014: three-month LIBOR plus a margin of 2.60%, approximately 2.85% per annum).

(ii)	Secured borrowings are repayable as follows:

	At December 31,
	2015 RMB’000	2014 RMB’000

Within one year	5,625,915	233,953
More than one year, but not exceeding two years	5,788,326	5,736,318
More than two years, but not more than five years	7,491,494	3,090,294
More than five years	11,222,178	15,904,950

Total	30,127,913	24,965,515

As at December 31, 2015, secured borrowings of Yancoal Australia are amounting to RMB17,766,250,000 (2014: RMB16,761,370,000). One of the secured borrowings obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources amounting to RMB17,730,118,000 (USD2,740,000,000). Such borrowings carried interest at three-month LIBOR plus a margin of 2.8% per annum, approximately 3.34% per annum (2014: three-month LIBOR plus a margin of 2.8% per annum, approximately 3.04% per annum).

Part of the borrowings arose from the acquisition of Gloucester amounting to RMB36,132,000 (USD5,584,000) (2014: RMB64,347,000 (USD10,519,000)), with RMB33,809,000 payable within one year. It carried interest at 5.68% (2014: 5.68% per annum). It is pledged by bank deposit (note 17), intangible assets (note 23), and property, plant and equipment (note 24) and other assets in Yancoal Resources.

At December 31, 2015, secured borrowings of the Company is amounting to RMB5,096,160,000 (2014: RMB1,400,000,000). During the year, two additional secured borrowings which amounted to RMB649,360,000 (USD100,000,000) were obtained by the Company. Such borrowings were denominated in foreign currency with interest rate at six-month LIBOR plus a margin of 3.20%, approximately 3.97% per annum. It was pledged by bank acceptances of the Company.

Annual Report 2015	229

Chapter 12    Consolidated Financial Statements

36.	BORROWINGS (continued)

(ii)	Secured borrowings are repayable as follows: (continued)

During 2015, another additional secured borrowing which amounted to RMB3,246,800,000 (USD500,000,000) was denominated in foreign currency with interest rate at six-month LIBOR plus a margin of 2.10%, approximately 2.87% per annum. It is pledged by 520,000,000 shares of the Company’s A shares owned by Yankuang Group.

The remaining secured borrowings of RMB1,200,000,000 (2014: RMB1,400,000,000), with RMB300,000,000 (2014: RMB200,000,000) payable within one year, carried interest at 6.98% per annum (2014: 7.04% per annum). The interest rate will be adjusted at each payment days in accordance with the benchmark of 5 years lending rate published by the PBOC plus 10%. It is guaranteed by the Company and; counter-guaranteed by the Parent Company and secured by 46.67% ordinary shares of Heze Neng Hua.

At December 31, 2015, secured borrowings of Yancoal International is amounting to RMB7,240,120,000 (USD1,115,000,000) (2014: RMB6,731,799,000 (USD1,100,000,000)), with RMB5,292,106,000 (USD815,000,000) payable in one year. The remaining secured borrowings amounted to RMB1,948,014,000 carried interest rate at three-month LIBOR plus a margin of ranged 1.10%-3.00%, approximately 1.64%-3.54% per annum. These borrowings are guaranteed by the Parent Company and are stand by letter of credits.

Premier Coal Limited and Premier Holdings Pty., Ltd., the subsidiaries of the Company, signed a loan agreement with their client Synergy which carried with interest rate of 8.7%. During the Loan Period, Synergy agrees to loan to Premier a portion of the contract price for every tonne of coal supplied by Premier to Synergy under the coal supply agreement during the loan period. It is secured by total assets of Premier Coal Limited including its interest in the Coal Mine. At December 31, 2015, the balance of the loan is RMB25,383,000 (AUD5,369,000) (2014: RMB7,999,000 (AUD1,594,000)).

(iii)	Loans pledged by machineries are repayable as follows:

	At December 31,
	2015 RMB’000	2014 RMB’000

Minimum lease payments
Within one year	121,805	121,472
More than one year, but not exceeding two years	121,805	121,472
More than two years, but not exceeding five years	1,884,050	2,006,188

	2,127,660	2,249,132
Less: Future finance charges	(327,660)	(449,132)

Present value of lease payments	1,800,000	1,800,000

230	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

36.	BORROWINGS (continued)

(iii)	Loans pledged by machineries are repayable as follows: (continued)

	At December 31,
	2015 RMB’000	2014 RMB’000

Present value of minimum lease payments
More than one year, but not exceeding two years	200,000	—
More than two years, but not exceeding five years	1,600,000	1,800,000

	1,800,000	1,800,000
Less: Amounts due within one year and included in current liabilities	—	—

Amounts due after one year and included in non-current liabilities	1,800,000	1,800,000

At December 31, 2015, a loan of RMB1,800,000,000 (December 31, 2014: RMB 1,800,000,000) carried interest at lending rate of 3-5 years loan published by the PBOC plus a margin of 4% per annum, approximately 8.75% per annum (December 31, 2014: approximately 10%) and is pledged by machineries of the Group.

(iv)	Finance lease liabilities are repayable as follows:

	At December 31,
	2015 RMB’000	2014 RMB’000

Minimum payments
Within one year	51,733	54,268
More than one year, but not exceeding two years	81,286	54,425
More than two years, but not exceeding five years	50,494	129,560
More than five years	—	—

	183,513	238,253
Less: Transfer to assets held for sale	(9,378)	—
Less: Future finance charges	(28,430)	(31,617)

Present value of lease payments	145,705	206,636

	At December 31,
	2015 RMB’000	2014 RMB’000

Present value of minimum payments
Within one year	17,522	40,585
More than one year, but not exceeding two years	79,107	53,052
More than two years, but not exceeding five years	49,076	112,999
More than five years	—	—

	145,705	206,636
Less: Amounts due within one year and included in current liabilities	(17,522)	(40,585)

Amounts due after one year and included in non-current liabilities	128,183	166,051

Annual Report 2015	231

Chapter 12    Consolidated Financial Statements

36.	BORROWINGS (continued)

(iv)	Finance lease liabilities are repayable as follows: (continued)

Finance lease liabilities of RMB145,705,000 (AUD30,820,000) (2014: RMB206,636,000 (AUD41,184,000)) was obtained from the acquisition of Gloucester in 2014, which carried interest at 5.09% per annum (2014: 5.16% per annum).

(v)	Guaranteed notes are detailed as follows:

	At December 31,
	2015 RMB’000	2014 RMB’000

Guaranteed notes denominated in RMB repayable within one year	9,996,667	4,999,583
Guaranteed notes denominated in USD repayable within two to five years	2,173,815	2,753,918
Guaranteed notes denominated in RMB repayable within two to five years	2,934,850	2,928,950
Guaranteed notes denominated in USD repayable over five years	3,568,951	3,365,899
Guaranteed notes denominated in RMB repayable over five years	6,998,891	6,991,841

	25,673,174	21,040,191

The above USD guaranteed notes were issued by a subsidiary of the Company on May 16, 2012. Guaranteed notes with par value of USD450,000,000 and USD550,000,000 will mature in 2017 and 2022 with interest rate 4.461% and 5.730% per annum respectively. At October 21, 2015, the Company redeemed the notes with par value of USD115,000,000 which mature in 2017. As at December 31, 2015, the remaining USD guaranteed notes amount to RMB5,742,766,000 with par value of USD885,000,000 (2014: RMB6,119,817,000 with par value of USD1,000,000,000). The notes are unconditionally secured by the Company and the respective security is non-cancellable. The notes have been issued and sold in Hong Kong Exchange and Clearing Limited to institutional investors.

In 2012, with the approval from China Securities Regulatory Commission, the Company had issued RMB notes with par value of RMB300,167,000 and RMB4,699,833,000 to the public and institutional investors respectively. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the RMB notes. At December 31, 2015, RMB notes of RMB4,971,000,000 (2014: RMB4,965,000,000) included notes of RMB3,973,800,000 (2014: RMB3,969,800,000) with a maturity period of 10 years and interest rate of 4.95% per annum and notes of RMB997,200,000 (2014: RMB995,200,000) with a maturity period of 5 years and interest rate of 4.20% per annum. As at December 31, 2015, there was no redemption on the notes.

In 2014, with the approval from China Securities Regulatory Commission, the Company was allowed to issue 5-year RMB notes at RMB1,950,000,000 with interest rate of 5.92% per annum and 10-year RMB notes at RMB3,050,000,000 with interest rate of 6.15% per annum. At December 31, 2015, the 5-year RMB notes and

10-year notes are amounted to RMB1,937,650,000 (2014: RMB 1,933,750,000) and RMB3,025,092,000 (2014: RMB3,022,042,000) respectively. As at December 31, 2015, there was no redemption on the notes.

232	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

36.	BORROWINGS (continued)

(v)	Guaranteed notes are detailed as follows: (continued)

In 2014, with the approval from China Securities Regulatory Commission, the Company was allowed to issue 1-year RMB notes in the PRC at RMB 5,000,000,000 with interest rate 5.59% per annum. As at December 31, 2015, such RMB notes were fully repaid.

In 2015, the Company had issued 2015 first tranche short-term notes at par value RMB 5,000,000,000 with 1 year maturity and interest rate of 5.19% per annum. At December 31, 2015, such RMB short-term note amount to RMB4,998,333,000. As at December 31, 2015, there was no redemption on the short-term note.

In 2015, with the approval from the National Association of Financial Market Institutional Investors, the Company was allowed to issue RMB super-short-term notes in PRC with an aggregate amount of RMB20,000,000,000. During 2015, the Company had issued 2015 first tranche super-short-term notes with par value of RMB2,500,000,000 and 2015 second tranche super-short-term notes with par value of RMB2,500,000,000. Both super-short-term notes had 270 days maturity and interest rate of 4.20% per annum. At December 31, 2015, such super-short-term notes amount to RMB4,998,333,000. As at December 31, 2015, there was no redemption on the super-short-term notes.

37.	DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2015 RMB’000	2014 RMB’000

Current assets

Derivatives used for cash flow hedging:
– Forward foreign exchange contracts	—	359

Total current assets	—	359

Current liabilities

Derivatives used for cash flow hedging:
– Forward foreign exchange contracts	4,593	2,621
– Collar option	—	78,317

	4,593	80,938
Financial liability at fair value through profit or loss
– Future contracts	849	664

Total current liabilities	5,442	81,602

Annual Report 2015	233

Chapter 12    Consolidated Financial Statements

37.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

As at 31 December 2015, the outstanding sell USD contracts are hedging highly probable forecast sales of coal, whereas the outstanding buy AUD and USD contracts relate to the settlement of CNY term deposits. The contracts are timed to settle when the RMB term deposits mature. There were also outstanding sell AUD and buy EUR contracts which relate to settlement of EUR purchases.

The outstanding sell USD contracts are hedging highly probable forecast sales of coal. The contracts are timed to mature when funds for coal sales are forecast to be received.

During the year ended December 31, 2015, the Group entered into futures contract to sell specified amount of methanol. The objective of entering into the futures contract is to reduce the related volatility of methanol selling price and thereby assist in risk management of the Group. The outstanding futures contract are hedging highly probable methanol transaction price.

As at December 31, 2015, the outstanding notional amount of futures contract to sell methanol was approximately RMB2,781,000 whilst as at December 31, 2014, the futures contract to sell thermal coal, the outstanding notional amount was RMB3,287,000.

For the year ended December 31, 2015, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB284,075,000 (2014: RMB1,297,843,000) was recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivatives financial instruments in the consolidated balance sheet.

38.	CONTINGENT VALUE RIGHTS SHARES LIABILITIES

	2015 RMB’000	2014 RMB’000

Balance at January 1	—	1,408,729
Change in fair value recognised in consolidated income statement	—	18,314
Exchange re-alignment	—	(53,520)
Share repurchase	—	(1,373,523)

Balance at December 31	—	—

In 2012, Yanzhou Coal Australia issued 87,645,184 contingent value rights shares as consideration for the acquisition of Gloucester. The purpose of the issuance of CVR shares is to protect the original shareholders of Gloucester from the fluctuation of the share price of the Yancoal Australia after the merger. If the weighted average price of the last 3 months in the next 18 months after the acquisition is lower than AUD6.96 per share, the CVR shares will be redeemed by cash (or shares of Yancoal Australia held by the Company at the discretion of Yancoal Australia) at guaranteed price of AUD6.96 per share. The redemption price will not exceed AUD3 per share. The holders of the CVR shares do not have the power to vote at the shareholders meeting (unless required by the listing rules of the ASX). Also, the holders of the CVR shares are not entitled to any dividend, right to allot the new and bonus shares that are distributed or issued by Yancoal Australia. The Company are committed to the obligations related to the issuance of the CVR shares by Yancoal Australia.

234	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

38.	CONTINGENT VALUE RIGHTS SHARES LIABILITIES (continued)

At March 4, 2014, the CVR shares were repurchased for cash of AUD262,936,000, representing the market value of AUD3 per CVR share.

39.	LONG-TERM PAYABLE AND PROVISION

	At December 31,
	2015 RMB’000	2014 RMB’000

Current liabilities
– Deferred payment for acquisition of interests in Minerva (i)	2,281	2,509
– Mining right compensation fee payable (ii)	396,285	396,285

	398,566	398,794

Non-current liabilities
– Deferred payment for acquisition of interests in Minerva (i)	—	2,165
– Mining right compensation fee payable (ii)	396,285	792,569
– Others (iii)	234,747	324,216

	631,032	1,118,950

Total	1,029,598	1,517,744

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5% (2014:7.5%).
(ii)	Mining right compensation fee payable is provided in accordance with the Chinese government legislation on mining right compensation fee. The amount is payable by the Company by instalment from 2015 to 2017.
(iii)	Other non-current liabilities mainly comprised of provision for marketing service fee of RMB15,967,000 (2014:RMB30,683,000) and provision for forecasted excessive supply for port and rail contracts of RMB191,322,000 (2014:RMB231,546,000), both arising from the acquisition of Gloucester.

Annual Report 2015	235

Chapter 12    Consolidated Financial Statements

40.	DEFERRED TAXATION

	Available- for-sale investment RMB’000	Accelerated tax depreciation RMB’000	Fair value adjustment on mining rights (mining reserves) RMB’000	Temporary differences on income and expenses recognized RMB’000	Tax losses RMB’000	Cash flow hedge reserve RMB’000	Total RMB’000

Balance at January 1, 2014	(23,455)	(522,019)	(5,423,638)	895,770	2,365,673	346,310	(2,361,359)
Exchange re-alignment	—	6,481	237,010	(104,443)	(284,403)	(71,300)	(216,655)
(Charge) credit to other comprehensive income	(19,137)	—	—	—	—	394,986	375,849
(Charge) credit to the consolidated income statement (note 12)	—	350,234	(110,570)	(12,019)	99,715	—	327,360

Balance at December 31, 2014 and January 1, 2015	(42,592)	(165,304)	(5,297,198)	779,308	2,180,985	669,996	(1,874,805)
Exchange re-alignment	—	9,558	184,065	(50,897)	(187,310)	(71,819)	(116,403)
Acquisition of Donghua	—	—	—	42,158	—	—	42,158
Credit to other comprehensive income	38,768	—	—	—	—	16,487	55,255
(Charge) credit to the consolidated income statement (note 12)	—	(494)	(1,189,801)	199,095	2,158,573	—	1,167,373

Balance at December 31, 2015	(3,824)	(156,240)	(6,302,934)	969,664	4,152,248	614,664	(726,422)

The temporary differences on income and expenses recognized mainly arose from unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	At December 31,
	2015 RMB’000	2014 RMB’000

Deferred tax assets	7,097,143	5,679,608
Deferred tax liabilities	(7,823,565)	(7,554,413)

	(726,422)	(1,874,805)

At the balance sheet date, the Group has unused tax losses of RMB23,945 million (2014: RMB17,912 million) contributed by the subsidiaries available for offset against future profits. RMB4,152 million deferred tax asset has been recognized (2014: RMB2,181 million) for such tax losses. No deferred tax asset has been recognized in respect of the RMB10,104 million (2014: RMB10,642 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB667 million that will expire in 2017, losses of RMB7,769 million that will expire in 2018 and losses of RMB1,394 million that will expire in 2019 and losses of RMB274 million that will be expired in 2020 (2014: losses of RMB517 million that will expire in 2015, loss of RMB282 million that will expire in 2016, losses of RMB680 million that will expire in 2017 losses of RMB7,769 million that will expire in 2018 and losses of RMB1,394 million that will expire in 2019). Other losses may be carried forward indefinitely.

236	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

40.	DEFERRED TAXATION (continued)

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

41.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total

Number of shares
At January 1, 2014, January 1, 2015 and December 31, 2015	2,960,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares A shares RMB’000	Foreign invested shares H shares (including H shares represented by ADS) RMB’000	Total RMB’000

Registered, issued and fully paid
At January 1, 2014, January 1, 2015 and December 31, 2015	2,960,000	1,958,400	4,918,400

Each share has a par value of RMB1.

The Company has completed the implementation of the share reform plan on April 3, 2006 and 2,600,000,000 the non-tradable legal person shares held by the Parent Company become tradable shares. The Parent Company guaranteed that it would not trade these shares in the market within 48 months from that day. On September, 2013, all the commitment made by the Parent Company as part of the share reform plan was fulfilled. The application for the right of shares trading in the market was approved by local legislation, and hence those shares held by the Parent Company are tradable in the market.

Annual Report 2015	237

Chapter 12    Consolidated Financial Statements

41.	SHAREHOLDERS’ EQUITY (continued)

Capital reserve

During the year ended December 31, 2015, the Company repurchased its own ordinary shares on the Stock Exchange as follows:

Month of repurchase	Number of shares repurchased	Highest price paid per share HK$	Lowest price paid per share HK$	Aggregate consideration paid HK$’000	Equivalent aggregate consideration paid RMB’000

December 2015	6,384,000	3.70	3.47	23,180	19,439

At the 2015 Annual General Meeting, the First H shareholders’ Class Meeting in 2015 convened by the Company on 22 May 2015, a resolution in relation to the proposal of granting a general mandate to the board of directors of the Company to repurchase H shares was approved. As at 31 December 2015, the number of H shares repurchased was 6,384,000 in aggregate. The change of business registration in the PRC for cancellation of the repurchased H shares has not completed yet. As at 31 December 2015, the Company’s total registered capital was RMB4,918,400,000 (31 December 2014: RMB4,918,400,000).

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined (Xintai and Ordos: RMB6.5 per tonne of raw coal mined). The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

From 2008 onwards, Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined as coal mine transformation fund. Pursuant to the Shanxi Provincial Government’s decision, coal mine transformation fund would be suspended since August 1, 2013.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

238	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

41.	SHAREHOLDERS’ EQUITY (continued)

Reserves (continued)

Future Development Fund (continued)

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: decreased from RMB50 to RMB30 from October 1, 2013 onwards, Xintai and Ordos: increased from RMB7 to RMB15 from February 1, 2012 onwards) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). From February 1, 2012 onwards, the work safety cost increased to RMB15 per tonne. In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze, Shanxi Tianchi, Xintai and Ordos make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards.

In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Shanxi Tianhao and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the actual sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2015 was RMB1,638,445,000 (2014: RMB1,611,120,000).

Statutory Common Reserve Fund

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses of the previous years; or

•	to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at December 31, 2015 is the retained earnings computed under IFRS which amounted to approximately RMB31,884,892,000 (At December 31, 2014: RMB30,419,601,000).

Annual Report 2015	239

Chapter 12    Consolidated Financial Statements

42.	PERPETUAL CAPITAL SECURITIES

	Perpetual capital securities issued by the Company RMB’000 (note i)	Perpetual capital securities issued by a subsidiary RMB’000 (note ii)	Total RMB’000

At January 1, 2014	—	—	—
Issuance of perpetual capital security	2,485,000	1,835,747	4,320,747
Profit attributable to holders of perpetual capital security	36,456	82,079	118,535
Distribution paid to holders of perpetual capital security	—	(65,923)	(65,923)

At December 31, 2014 and January 1, 2015	2,521,456	1,851,903	4,373,359

Issuance of perpetual capital security	3,964,000	—	3,964,000
Profit attributable to holders of perpetual capital security	346,227	140,593	486,820
Distribution paid to holders of perpetual capital security	(170,000)	(137,659)	(307,659)

At December 31, 2015	6,661,683	1,854,837	8,516,520

i)	The Company issued 6.8% perpetual capital securities with par value of RMB 1,500,000,000 and RMB 1,000,000,000 on 19 September and 17 November 2014 respectively. Coupon payments of 6.8% per annum on the perpetual capital securities are paid in arrears twice in a year and can be deferred at the discretion of the Group. The perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Company undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

The Company issued 6.50% and 6.19% perpetual capital securities with par value of RMB2,000,000,000 and RMB2,000,000,000 on April 10, 2015 and April 30, 2015 respectively. Coupon payments of 6.50% and 6.19% per annum, which will be reset every 3 years, on the perpetual capital securities are paid in arrears and can be deferred at the discretion of the Group. Those perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Company undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

240	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

42.	PERPETUAL CAPITAL SECURITIES (continued)

ii)	On May 22, 2014, Yancoal International Trading Co., Limited issued 7.2% Perpetual Capital Securities with par value of USD 300,000,000 (“Perpetual capital securities”) which is guaranteed by the Company. Coupon payments of 7.2% per annum on the perpetual capital securities are paid semi-annually in arrears and can be deferred at the discretion of the Group. The perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group on or after May 22, 2016 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Group undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. The securities were listed and traded on the Hong Kong Stock Exchange and sold to professional investors only on May 23, 2014. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

43.	SUBORDINATED CAPITAL NOTES

On 31 December 2014, Yancoal SCN Limited, a wholly owned subsidiary of Yancoal Australia issued 18,005,102 Subordinated Capital Notes (“SCN”) at US$100 each. Each SCN is convertible into 1,000 Yancoal Australia ordinary shares and is traded on ASX. The distribution rate is set at 7% per annum, with interest will be paid half a year at Yancoal Australia’s discretion.

SCN do not have any fixed maturity date and do not have to be redeemed except in a winding up of the Issuer or Yancoal Australia. Conversion occurs at a fixed price so the value of the Yancoal Australia ordinary shares issued on conversion may be more or less than the face value of the SCN converted. Note holders will be permitted to convert the SCN into Yancoal Australia ordinary shares after 40 days until the 30 year conversion period ends. The SCN will be initially convertible into Yancoal Australia ordinary shares at a conversion price of US$0.10 per share. Almost all the notes were purchased by the Company and only RMB3,102,000 of the note is issued to other third parties. The SCN do not contain any contractual obligation to pay cash or other financial assets in accordance with IFRS, they are classified as equity.

Annual Report 2015	241

Chapter 12    Consolidated Financial Statements

44.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 36 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB111,511,389,000 (2014: RMB102,685,390,000) as at December 31, 2015.

The directors of the Company review the capital structure regularly. As part of this review, the directors of the Company assess the annual budget prepared by the accounting and treasury department and consider and evaluate the cost of capital and the risks associated with each class of capital. The Group will balance its capital structure through the payment of dividends, issue of new shares and new debts or the repayment of existing debts.

45.	FINANCIAL INSTRUMENTS

45a. Categories of financial instruments

	At December 31,
	2015 RMB’000	2014 RMB’000

Financial assets
Loans and receivables (including cash and cash equivalents)	33,448,087	32,628,664
Available-for-sale financial assets	944,410	388,764
Derivative financial instruments	—	359
Royalty receivable (financial assets at fair value through profit or loss)	968,527	999,064

Financial liabilities
Amortized cost	83,672,150	74,677,564
Derivative financial instruments	5,442	81,602

45b. Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sale equity instruments, bills and accounts receivable, royalty receivable, other current assets such as other receivables, bank balances and cash, term deposits, restricted cash, long term receivables, derivative financial instruments, bills and accounts payable, other payables, bank and other borrowings, amounts due to Parent Company and its subsidiaries, finance lease liabilities and guaranteed notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

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Consolidated Financial Statements    Chapter 12

45.	FINANCIAL INSTRUMENTS (continued)

45b. Financial risk management objectives and policies (continued)

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2015 and 2014, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced. The Group maintains its cash and cash equivalents with reputable banks and its associate, Yankuang Group Finance Company Limited (see note 27). Therefore, the directors consider that the credit risk for such is minimal.

The Group generally grants the customers with long-relationship credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group’s PRC operation does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The qualities, prices and final customer destinations of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended December 31, 2015, 2014 and 2013, net sales to the Group’s five largest customers accounted for approximately 13.1%, 14.2% and, 16.5% respectively, of the Group’s total revenue. Net sales to the Group’s largest customer accounted for 3.3%, 3.7%, and 5.8% of the Group’s net revenue for the years ended December 31, 2015, 2014 and 2013 respectively. The Group’s largest customer were Noble Group for the year ended December 31, 2015 and Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2014 and 2013.

Annual Report 2015	243

Chapter 12    Consolidated Financial Statements

45.	FINANCIAL INSTRUMENTS (continued)

45b. Financial risk management objectives and policies (continued)

Credit risk (continued)

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2015 and 2014 are as follows:

	Percentage of accounts receivable At December 31,
	2015	2014

Five largest receivable balances	29.43%	35.85%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2015		31.12.2014
Counterparty	Location	Credit limit RMB’000	Carrying amount RMB’000	Credit limit RMB’000	Carrying amount RMB’000

Company A	China	Not applicable	273,787	Not applicable	—
Company B	China	Not applicable	244,347	Not applicable	—
Company C	China	Not applicable	89,952	Not applicable	—
Company D	China	Not applicable	59,018	Not applicable	—
Company E	China	Not applicable	57,237	Not applicable	—
Company F	China	Not applicable	—	Not applicable	180,052
Company G	China	Not applicable	—	Not applicable	167,666
Company H	China	Not applicable	—	Not applicable	158,055
Company I	Australia	Not applicable	—	Not applicable	156,902
Company J	China	Not applicable	—	Not applicable	60,000

			724,341		722,675

The Group’s geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at December 31, 2015 and 2014, over 75% and 45% of the Group’s total trade receivables were from Australia and from East Asia (excluding the PRC) respectively.

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Consolidated Financial Statements    Chapter 12

45.	FINANCIAL INSTRUMENTS (continued)

45b. Financial risk management objectives and policies (continued)

Market risk

(i)	Currency risk

The Group’s sales are denominated mainly in the functional currency of the relevant group entity making the sale, whilst costs are mainly denominated in the group entity’s functional currency. Accordingly, there is no significant exposure to foreign currency risk.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2015 RMB’000	2014 RMB’000	2015 RMB’000	2014 RMB’000

United States Dollar (“USD”)	43,411,219	35,377,540	5,970,558	3,920,955
Euro (“EUR”)	—	3,515	8,782	14,852
Hong Kong Dollar (“HKD”)	—	—	22,408	23
Notional amounts of sell USD foreign exchange contracts used for hedging	—	134,581	—	432,293

The sales of the Group’s subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 37. The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar.

The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against relevant foreign currencies. 5% represents management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates and also assumes all other risk variables remained constant. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

Annual Report 2015	245

Chapter 12    Consolidated Financial Statements

45.	FINANCIAL INSTRUMENTS (continued)

45b. Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

Sensitivity analysis (continued)

	USD Impact (note i)
	2015 RMB’000	2014 RMB’000

(Decrease) Increase to profit or loss
– if RMB weakens against respective foreign currency	(247,656)	(92,093)
– if RMB strengthens against respective foreign currency	247,656	92,093

	USD Impact (note ii)		EUR Impact (note ii)
	2015 RMB’000	2014 RMB’000	2015 RMB’000	2014 RMB’000

(Decrease) Increase to profit or loss
– if AUD weakens against respective foreign currency	30,037	38,650	—	(124)
– if AUD strengthens against respective foreign currency	(30,037)	(38,650)	—	124

Increase (Decrease) to shareholders’ equity
– if AUD weakens against respective foreign currency	601,683	(599,877)	—	(124)
– if AUD strengthens against respective foreign currency	(601,683)	599,877	—	124

Notes:

(i)	This is mainly attributable to the exposure of the Group’s outstanding bank deposit and loans denominated in USD.
(ii)	This is mainly attributable to the exposure of the Group’s outstanding bank borrowings in foreign currency and derivative financial instruments denominated in a currency other than the functional currency of the borrower.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

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Consolidated Financial Statements    Chapter 12

45.	FINANCIAL INSTRUMENTS (continued)

45b. Financial risk management objectives and policies (continued)

Market risk (continued)

(ii)	Interest rate risk

The Group is exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (note 17) and variable rate borrowings (note 36).

The interest rate hedging policy of the Group is disclosed in note 37.

The Group’s exposures to interest rate risk on financial assets and financial liabilities are detailed in the liquidity risk section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group’s RMB borrowings and the LIBOR arising from the Group’s USD borrowings.

Sensitivity Analysis

The following table details the Group’s sensitivity to a change of 100 basis points in the interest rate, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant. It includes the interest rate fluctuation of the abovementioned PBOC rate and LIBOR.

	2015 RMB’000	2014 RMB’000

(Decrease) Increase to profit and loss
– If increases by 100 basis points	(135,032)	(107,989)
– If decreases by 100 basis points	135,032	107,989

Increase (Decrease) to shareholders’ equity
– If increases by 100 basis points	(135,032)	(107,989)
– If decreases by 100 basis points	135,032	107,989

(iii)	Other price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities and also to price risk in non financial instruments such as steel and metals (the Group’s major raw materials). The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities and its purchase of raw materials. The Group’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

Annual Report 2015	247

Chapter 12    Consolidated Financial Statements

45.	FINANCIAL INSTRUMENTS (continued)

45b. Financial risk management objectives and policies (continued)

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate %	Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+ years RMB’000	Total undiscounted cash flow RMB’000	Carrying amount at 12.31 RMB’000

2015
Non-derivative financial liabilities
Bills and accounts payables	NA	4,207,366	—	—	—	—	4,207,366	4,207,366
Other payables	NA	8,999,978	—	—	—	—	8,999,978	8,999,978
Amounts due to Parent Company and its subsidiary companies	NA	190,150	—	—	—	—	190,150	190,150
USD Guaranteed note	4.46%-5.73%	72,995	72,995	145,990	3,619,953	3,057,800	6,969,733	5,742,766
RMB Guaranteed note	4.20%-6.15%	15,403,265	—	240,000	4,773,654	7,996,798	28,413,717	19,930,408
Loan pledged by machineries	9.25%	30,618	30,285	60,902	2,005,855	—	2,127,660	1,800,000
Finance lease liabilities	5.43%-5.60%	1,978	1,978	3,956	154,320	—	162,232	145,705
Bank borrowings	0.662%-6.400%	343,743	343,743	687,486	16,040,209	29,024,594	46,439,775	41,860,926
Long-term payable	6.15%-6.50%	1,145	—	440,011	416,768	—	857,924	794,851

		29,251,238	449,001	1,578,345	27,010,759	40,079,192	98,368,535	83,672,150

Financial guarantees issued
Maximum amount guaranteed (note)	NA	—	—	—	—	2,166,126	2,166,126	—

Derivative financial instruments
– gross settlement
Forward foreign exchange contracts
– Outflow	NA	11,615	—	—	—	—	11,615	11,615
Future contrasts
– Outflow	NA	—	2,777	—	—	—	2,777	2,777

Note: the amount presented is the maximum contractual presented under guarantees issued.

248	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

45.	FINANCIAL INSTRUMENTS (continued)

45b. Financial risk management objectives and policies (continued)

Liquidity risk (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate %	Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+ years RMB’000	Total undiscounted cash flow RMB’000	Carrying amount at 12.31 RMB’000

2014
Non-derivative financial liabilities
Bills and accounts payables	N/A	4,037,204	—	—	—	—	4,037,204	4,037,204
Other payables	N/A	7,818,335	—	—	—	—	7,818,335	7,818,335
Amounts due to Parent Company and its subsidiary companies	N/A	190,408	—	—	—	—	190,408	190,408
USD Guaranteed note	4.46%-5.73%	78,930	78,930	157,859	3,698,399	3,844,314	7,858,432	6,119,817
RMB Guaranteed note	4.20%-6.15%	5,363,341	—	240,000	4,933,281	8,387,728	18,924,350	14,920,374
Loan pledged by machineries	5.68%-10.00%	31,049	30,384	61,766	2,160,630	—	2,283,829	1,830,394
Finance lease liabilities	2.99%-5.60%	2,722	2,722	5,443	204,760	26,883	242,530	206,637
Bank borrowings	1.45%-15.60%	1,304,920	683,760	4,122,001	20,343,573	17,748,332	44,202,586	38,360,866
Long-term payable	6.15%-6.50%	1,215	—	464,434	855,662	—	1,321,311	1,193,529

		18,828,124	795,796	5,051,503	32,196,305	30,007,257	86,878,985	74,677,564

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	2,051,340	2,051,340	—

Derivative financial instruments
– gross settlement
Forward foreign exchange contracts
– Outflow	N/A	666,618	—	—	—	—	666,618	666,618
Future contrasts
– Outflow	N/A	664	—	—	—	—	664	664
Collar option
– Outflow	N/A	549,994	477,353	—	—	—	1,027,347	1,027,347

Note: the amount presented is the maximum contractual presented under guarantees issued.

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Chapter 12    Consolidated Financial Statements

45.	FINANCIAL INSTRUMENTS (continued)

45c. Fair values

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and contract fixed rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy. The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	At December 31 Total RMB’000

2015
Assets
Available-for-sale investments
– Investments in securities listed on the SSE	610	—	—	610
– Investments in securities listed on the NEEQ	797,720	—	—	797,720
Derivative financial instruments
– Royalty receivable	—	—	968,527	968,527

	798,330	—	968,527	1,766,857

Liabilities
Derivative financial instruments
– Future contracts	849	—	—	849
– Forward foreign exchange contracts	—	4,593	—	4,593

	849	4,593	—	5,442

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Consolidated Financial Statements    Chapter 12

45.	FINANCIAL INSTRUMENTS (continued)

45c. Fair values (continued)

	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	At December 31 Total RMB’000

2014
Assets
Available-for-sale investments
– Investments in securities listed on the SSE	249,404	—	—	249,404
Derivative financial instruments
– Forward foreign exchange contracts	—	359	—	359
– Royalty receivable	—	—	999,064	999,064

	249,404	359	999,064	1,248,827

Liabilities
Derivative financial instruments
– Future contracts	664	—	—	664
– Forward foreign exchange contracts	—	2,621	—	2,621
– Collar option	—	78,317	—	78,317

	664	80,938	—	81,602

In 2015 and 2014, there are no change in categories between level 1 and level 2 and no movement from or into level 3. For more information about royalty receivable, please refer to note 19.

The fair value of the royalty receivable is determined using the discounted future cash flows that are dependent on the following unobservable inputs: forecast sales volumes, coal prices and fluctuations in foreign exchange rates. The forecast sales volumes are based on the internally maintained budgets, five year business plan and life of mine models. The forecast coal prices and long term exchange rates are based on external data consistent with the data used for impairment assessments (note 23). The risk-adjusted post-tax discount rate used to determine the future cash flows is 10.5%. The estimated fair value would increase if the sales volumes and coal prices were higher and if the Australian dollar weakens against the US dollar. The Estimated fair value would also increase if the risk-adjusted discount rate was lower.

46.	ACQUISITION OF ASHTON COAL MINES LIMITED

The Australia subsidiaries of the Group originally held 60% equity interests in Ashton joint operations. During 2011, the Group acquired additional 30% equity interests in Ashton joint operations from another venturer at a consideration of USD250 million. This included the acquisition of 30% equity interests in the joint ventures, Ashton Coal Mines Limited. Under the shareholders agreement, the 90% equity interest held in Ashton joint operations remained classified as joint operation, whereas the 90% interest in Ashton joint venture was accounted for using equity method. On September, 30, 2014, the remaining 10% equity interests in the joint venture of Ashton Coal Mines Limited were acquired by the Group at a consideration of AUD21.2 million (approximate RMB106,367,000). Upon completion of the acquisition, Ashton Coal Mines Limited becomes a wholly owned subsidiary of the Group.

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Chapter 12    Consolidated Financial Statements

46.	ACQUISITION OF ASHTON COAL MINES LIMITED (continued)

The acquisition has been accounted for using the acquisition method.

The net assets acquired on the acquisition date are as follows:

	Carrying amounts RMB’000	Fair Value Adjustments RMB’000	Fair Values RMB’000

Bank balances and cash	47,688		47,688
Accounts receivable and other receivables	112,652		112,652
Inventories	44,125		44,125
Prepayments	23,861		23,861
Property plant and equipment, net *	1,382,951		1,382,951
Intangible assets*	2,363,255		2,363,255
Long term receivables	20,466		20,466
Goodwill	193,178	(193,178)	—
Accounts payable and other payables	(257,091)		(257,091)
Provision for land subsidence, restoration, rehabilitation and environmental costs *	(35,842)		(35,842)
Long term payable	(38,132)		(38,132)
Tax recoverable	6,124		6,124
Deferred taxation	(617,355)	9,784	(607,571)
Other provision	—	(148,013)	(148,013)

Net asset acquired			2,914,473
Bargain purchase			(147,993)

			2,766,480

Considerations:
Cash paid on acquisition			106,367
Carrying amount previously recognised as interest in joint venture and share of assets and liabilities held under a joint operation			2,660,113

			2,766,480

Net cash outflow arising on acquisition:
Cash paid on acquisition			106,367
Bank balances and cash acquired			(47,688)

			58,679

*	Included in the net assets acquired on the acquisition of Ashton Coal Mines Limited as of the acquisition date, certain assets and liabilities held under a joint operation were recognised by the Group in accordance with its share of those assets and liabilities before the acquisition.

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46.	ACQUISITION OF ASHTON COAL MINES LIMITED (continued)

During the period from the acquisition date to December 31, 2014, Ashton Coal Mines Limited has contributed a total revenue of RMB216.8 million and a net profit of RMB2.1 million.

If the acquisition had occurred on January 1, 2014, the consolidated revenue and net profit of the Group for the year ended December 31, 2014 would have been increased by RMB747.5 million and decreased by RMB128.5 million respectively. The proforma financial information is for illustrative purpose only and does not necessarily reflect the Group’s revenue and operating results if the acquisition has been completed January 1, 2014 and could not serve as a basis for the forecast of future operation result.

47.	ACQUISITION OF DONGHUA

On July 27, 2015, the Company entered into the Equity Shares Transfer Agreement with the Parent Company to purchase Donghua 100% equity shares. On July 31, 2015, the transaction was completed and the consideration of RMB676,000,000 was fully paid to the Parent Company to acquire including, but not limited to, the building ownership, all machinery equipment, intangible assets and other fixed assets and their equity investments in Yankuang Group Tangcun Industrial Company Limited, Yankuang Group Mainland Machinery Company Limited, Yankuang Group Zoucheng Jinming Electrical Company Limited, Yanzhou Dongfang Electrical Company Limited and Yankuang Group Jintong Rubber Company Limited.

The principal business of Donghua is manufacturing of comprehensive coal mining and excavating equipment. The net assets and goodwill acquired were included in the equipment manufacturing segment.

Annual Report 2015	253

Chapter 12    Consolidated Financial Statements

47.	ACQUISITION OF DONGHUA (continued)

The net assets acquired on the acquisition date are as follows:

	Carrying amounts RMB’000	Fair value Adjustment RMB’000	Fair Values RMB’000

Bank balances and cash	89,646	—	89,646
Account receivables and other receivables	1,637,589	—	1,637,589
Prepayments	46,355	—	46,355
Inventories	392,576	4,150	396,726
Property, plant and equipment, net	620,934	21,240	642,174
Construction in process	1,640	—	1,640
Intangible assets	522	13,602	14,124
Land access rights	152,537	10,937	163,474
Deferred tax assets	54,640	—	54,640
Accounts and other payables	(2,150,711)	—	(2,150,711)
Income tax payable	(9,471)	—	(9,471)
Bank borrowings	(443,823)	—	(443,823)
Long-term payables	(163,085)	—	(163,085)
Deferred tax liabilities	—	(12,482)	(12,482)

Net assets acquired			266,796
Goodwill arising from acquisition			409,204

			676,000

Considerations:
Cash paid on acquisition			(676,000)

Net cash outflow arising on acquisition:
Cash paid on acquisition			(676,000)
Bank balances and cash acquired			89,646

			(586,354)

The goodwill arising from the acquisition is attributable to develop of more diversified operating activity and the profitability of the business, and operational synergies and strategic benefits expected to arise subsequent to the acquisition.

During the period from the acquisition date to December 31, 2015, Donghua has contributed a total revenue of RMB309.9 million and net profit of RMB31.8 million.

If the acquisition had occurred on January 1, 2015, the consolidated revenue and net profit of the Group for the year ended December 31, 2015 would have been increased by RMB422.7 million and RMB43.5 million respectively.

The proforma financial information is for illustrative purpose only and does not necessarily reflect the Group’s revenue and operating results if the acquisition has been completed on January 1, 2015 and could not serve as a basis for the forecast of future operation result.

254	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

48.	ACQUISITION OF ADDITIONAL INTERESTS IN JOINT OPERATION

The Australia subsidiaries of the Group originally held 80% equity interests in Moolarben joint operation. On March 30, 2015, the Group acquired additional 1% equity interests in Moolarben joint operation from another venturer at a consideration of AUD19.9 million. Upon completion of the acquisition, the Group held 81% equity interest in Moolarben joint operation.

Under the shareholders agreement, the 81% equity interest held in Moolarben remained classified as a joint operation.

The net assets acquired on the acquisition date are as follows:

Fair Values RMB’000

Bank balances and cash	458
Account receivables	2,289
Inventories	1,374
Other current assets	1,831
Property, plant and equipment, net	27,929
Other non-current assets	109,885
Trade and other payables	(916)
Other non-current liabilities	(2,747)
Deferred tax	(15,567)

Net assets acquired	124,536
Bargain purchase	(30,930)

Net cash outflow arising on acquisition:	93,606

Consideration:
Cash paid on acquisition	(93,606)
Bank balances and cash acquired	458

(93,148)

Annual Report 2015	255

Chapter 12     Consolidated Financial Statements

49.	NON-CONTROLLING INTEREST

Summarised financial information of material non-controlling interests of subsidiaries is set out below:

For the details of transactions with non-controlling interests, please refer to note 50.

	Yancoal Australia At December 31,		Hao Sheng At December 31,
	2015 RMB’000	2014 RMB’000	2015 RMB’000	2014 RMB’000

Non-controlling interests percentage	22%	22%	22.25%	25.18%

Summarised financial information

Current assets	11,643,631	3,362,311	412,510	276,938
Non-current assets	25,544,730	34,125,721	14,776,762	13,523,826
Current liabilities	(3,001,920)	(1,698,897)	(2,244,325)	(976,961)
Non-current liabilities	(26,205,121)	(23,309,923)	(3,022,421)	(3,022,421)

Net assets	7,981,320	12,479,212	9,922,526	9,801,382

Carrying amount of non-controlling interests	(877,567)	(59,220)	(2,463,747)	(2,467,988)

Revenue	6,280,343	7,300,759	—	—
Loss for the year	(1,418,695)	(1,846,546)	(16,276)	(20,996)
Other comprehensive loss	(2,839,429)	(1,425,380)	—	—

Total comprehensive loss	(4,258,124)	(3,271,926)	(16,276)	(20,996)

Loss allocated to non-controlling interests	(936,787)	(724,263)	(4,241)	(5,287)

Cash flows used in operating activities	(508,217)	(1,294,520)	(52,454)	(75,008)
Cash flows used in investing activities	(1,483,994)	(1,102,854)	(755,535)	(618,120)
Cash flows from financing activities	1,727,938	1,780,449	888,424	700,000

Net (decrease) increase in cash and cash equivalents	(264,273)	(616,925)	80,435	6,872

Dividends paid to non-controlling interests	—	—	—	—

The amount of above financial information is before elimination of intra-group transactions.

256	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

50.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. In accordance with Main Board Listing Rules Chapter 14A, continuing connected transactions are disclosed below:

Balances and transactions with related party

	At December 31,
	2015 RMB’000	2014 RMB’000

Nature of balances (other than those already disclosed)
Bills and accounts receivable
– Parent Company and its subsidiaries	598,325	545,329
– Joint ventures	309,219	160,660
Prepayments and other receivables
– Parent Company and its subsidiaries	127,568	224,151
– Joint ventures	3,092	—
– Associates	89,328	116,883
Bills and accounts payable
– Parent Company and its subsidiaries	190,150	190,398
– Associates	1	10
Other payables and accrued expenses
– Parent Company and its subsidiaries	1,344,991	1,037,193
– Associates	5,125	17

The amounts due from/to the Parent Company, joint ventures and its subsidiary companies are non-interest bearing, unsecured and repayable on demand.

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

Income
Sales of coal	1,092,512	2,287,541	2,839,839
Sales of auxiliary materials	598,236	510,432	328,732
Sales of heat and electricity	118,486	114,163	111,675
Sales of methanol	29,668	127,921	126,398
Provision of mines operating services	—	4,337	—

Expenditure
Utilities and facilities	10,164	29,777	19,406
Purchases of supply materials and equipment	157,202	1,286,869	1,196,372
Repair and maintenance services	74,378	238,110	266,849
Social welfare and support services	755,004	822,793	483,783
Road transportation services	10,184	19,567	14,119
Construction services	709,262	600,847	522,314
Coal train convoy services	24,378	—	—

Annual Report 2015	257

Chapter 12    Consolidated Financial Statements

50.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with related party (continued)

Expenditures for social welfare and support services (excluding medical and child care expenses) are RMB180,952,000, RMB177,854,000 and RMB122,460,000 for the years ended December 31, 2015, 2014 and 2013. These expenses will be negotiated with and paid by the Parent Company each year.

As at December 31, 2015, the Company has deposited RMB1,024,277,000 (2014: RMB927,255,000) (2013: RMB103,464,000) to the Company’s associate, Yankuang Group Finance Company Limited. The interest income received during the year amounted to RMB4,097,000 (2014: RMB3,217,000) (2013: RMB4,756,000) and there was no finance cost paid during the year (2014: RMB100,000) (2013: RMB1,645,000).

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 52).

Balances and transactions with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a large group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

Trade sales	1,432,740	4,518,295	5,986,611
Trade purchases	2,440,592	1,357,757	5,078,834

Material balances with other state-controlled entities are as follows:

	At December 31,
	2015 RMB’000	2014 RMB’000

Amounts due to other state-controlled entities	254,425	201,797
Amounts due from other state-controlled entities	226,494	440,387

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (notes 18 and 33).

258	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

50.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with other state-controlled entities in the PRC (continued)

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations and no other transaction, arrangement or contract of significance to which the Company was a party and in which a director of the Company or a connected entity of the director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Balances and transactions with joint ventures

	At December 31,
	2015 RMB’000	2014 RMB’000

Due from a joint venture (note 30)	1,565,194	1,705,757

The amount due from a joint venture is unsecured and interest is calculated at commercial rate, interest received by the Group in the current year amounting to RMB92,193,000 (2014: RMB 100,345,000).

For the year ended December 31, 2015, the trade balances between the Group and joint ventures are disclosed in notes 18 and 33.

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2015 RMB’000	2014 RMB’000	2013 RMB’000

Directors’ fee	520	520	520
Salaries, allowance and other benefits in kind	7,745	10,663	5,987
Retirement benefit scheme contributions	1,211	1,772	1,020

	9,476	12,955	7,527

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

Annual Report 2015	259

Chapter 12    Consolidated Financial Statements

51.	COMMITMENTS

	At December 31,
	2015 RMB’000	2014 RMB’000

Capital expenditure contracted for but not provided in the consolidated financial statements
Acquisition of property, plant and equipment
– the Group	5,016,042	2,725,021
– share of joint operations	27,299	5,515
– Others	53,041	—
Exploration and evaluation
– share of joint operations	1,249	1,382
– Others	591	—

	5,098,222	2,731,918

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB2,636 million (2014: RMB2,636 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2015, deposit of RMB1,052 million (2014: RMB1,052 million) were made and the Company is committed to further make security deposit of RMB1,584 million (2014: RMB1,584 million).

52.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on March 21, 2014, the monthly contribution rate is at 20% (2014: 20%; 2013: 20%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2015 to December 31, 2017. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The amount of contributions paid to the Parent Company were RMB667,746,000, RMB722,111,000, and RMB874,753,000 for the years ended December 31, 2015, 2014 and 2013 respectively.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group. The Group’s overseas subsidiaries pay fixed contribution as pensions under the laws and regulations of the relevant countries.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

260	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

53.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2015, 2014 and 2013. Such expenses, amounting to RMB137,200,000, RMB137,200,000 and RMB80,042,000 for each of the three years ended December 31, 2015, 2014 and 2013 respectively, have been included as part of the social welfare and support services expenses summarized in note 50.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

54.	POST BALANCE SHEET EVENT

In January 14, 2016, the Company’s subsidiary, Duanxin Investment Holding (Beijing) Limited (“Duanxin”), has passed a resolution that investing no more than RMB650 million in Xinhua Fushi Duanxin First Specific Property Management Plan. During January 2016, Duanxin (Client), Shenzhen Xinhua Fushi Property Management Limited (“Property Management”) and Bank of Ningbo signed a Property Management Contract, state that Duanxin entrust Xinhua Fushi 650 million property for investment on 21 January 2016.

In February 22, 2016, the Company have issued first tranche super-short-term notes with par value of RMB4,000,000,000, with remaining registered allowance of RMB11,000,000,000. The super-short-term notes have 270 days maturity and interest rate of 3.40% per annum. Interest payable starting from the February 24, 2016 and have to be repaid on November 20, 2016. The main underwriters of the notes are Bank of China Limited and Industrial and Commercial Bank of China Limited.

55.	OPERATING LEASE COMMITMENTS

	At December 31,
	2015 RMB’000	2014 RMB’000

Within one year	164,702	152,981
More than one year, but not more than five years	180,133	132,547

	344,835	285,528

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

Annual Report 2015	261

Chapter 12    Consolidated Financial Statements

56.	CONTINGENT LIABILITIES

(i)	Guarantees

		At December 31,
		2015 RMB’000	2014 RMB’000

(a)	The Group
	Guarantees secured over deposits	112,673	136,080
	Performance guarantees provided to daily operations	764,966	979,025
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	477,205	171,892
	Guarantees provided in respect of land acquisition	236,380	182,282

(b)	Joint operations
	Guarantees secured over deposits	1,333	1,918

(c)	Related parties
	Guarantees secured over deposits	5,082	5,394
	Performance guarantees provided to external parties	481,549	528,262
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	86,938	46,487

		2,166,126	2,051,340

(ii)	The Australian Taxation Office (“ATO”) commenced an audit of Yancoal Australia during the 2013 financial year. During the current year, final settlement was reached with the ATO which resulted in an increase to tax losses of $176.8 million, an increase to tax expense of $13.6 million, a cash payment of $16.9 million (inclusive of interest charges), and a consequential amendment to the tax return for the tax years concerned. Yancoal Australia is currently in discussion with the ATO in relation to a subsequent tax year which may lead to further audit activity in the future.

(iii)	Yancoal Australia has issued a letter of support dated 27 February 2015 to Middlemount Coal Pty Ltd (“Middlemount”), a joint venture confirming:

•	It will not demand the repayment of any loan due from Middlemount, except to the extent that Middlemount agrees otherwise or as otherwise provided in the loan agreement; and

•	It will provide financial support to Middlemount to enable it to meet its debts as and when they become due and payable, by way of new shareholder loans in proportion to its share of the net assets of Middlemount.

This letter of support will remain in force whilst the Yancoal Australia is a shareholder of Middlemount or until notice of not less than 12 months is provided or such shorter period as agreed by Middlemount.

262	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

57.	INFORMATION OF THE COMPANY

The Company’s balance sheet is disclosed as follows:

	At December 31,
	2015 RMB’000	2014 RMB’000

ASSETS

CURRENT ASSETS
Bank balances and cash	15,834,552	13,327,804
Term deposits	2,975,000	5,000,000
Restricted cash	364,960	98,110
Bills and accounts receivable	4,477,773	5,578,985
Inventories	586,108	654,160
Loans to subsidiaries	4,820,000	3,200,000
Prepayments and other receivables	19,309,889	9,750,997
Prepaid lease payments	13,334	13,334

TOTAL CURRENT ASSETS	48,381,616	37,623,390

NON-CURRENT ASSETS
Mining reserves	1,656,850	1,859,335
Prepaid lease payments	441,241	454,790
Property, plant and equipment	6,207,947	8,843,586
Goodwill	819,561	819,561
Investment in subsidiaries (note a)	32,946,738	30,233,236
Investments in securities	11,821,550	11,272,623
Investments in associates	2,768,487	1,253,927
Investment in joint venture	10,000	3,000
Loan to subsidiaries	3,782,000	8,102,000
Deposit made on investments	117,926	117,926
Deferred tax assets	1,148,031	1,173,779

TOTAL NON-CURRENT ASSETS	61,720,331	64,133,763

TOTAL ASSETS	110,101,947	101,757,153

Annual Report 2015	263

Chapter 12    Consolidated Financial Statements

57.	INFORMATION OF THE COMPANY (continued)

	At December 31,
	2015 RMB’000	2014 RMB’000

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Derivative financial instruments	849	664
Bills and accounts payable	1,296,442	2,700,189
Other payables and accrued expenses	13,302,012	15,832,436
Provision for land subsidence, restoration, rehabilitation and environmental costs	2,415,828	2,821,799
Borrowings – due within one year	18,559,092	10,025,012
Long term payable – due within one year	396,285	396,285
Taxes payable	89,667	32,431

TOTAL CURRENT LIABILITIES	36,060,175	31,808,816

NON-CURRENT LIABILITIES
Borrowings – due after one year	20,562,509	20,958,788
Long term payable	406,008	805,661

TOTAL NON-CURRENT LIABILITIES	20,968,517	21,764,449

TOTAL LIABILITIES	57,028,692	53,573,265

EQUITY (note b)	46,411,572	45,662,432
PERPETUAL CAPITAL SECURITIES	6,661,683	2,521,456

TOTAL EQUITY	53,073,255	48,183,888

TOTAL LIABILITIES AND EQUITY	110,101,947	101,757,153

Li Xiyong	Zhao Qingchun
Director	Director

264	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

57.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Shanxi Neng Hua (note 1)	PRC	RMB	600,000,000	100%	—	100%	—	100%	100%	Investment holding

Shanxi Tianchi (note 1)	PRC	RMB	90,000,000	—	81.31%	—	81.31%	81.31%	81.31%	Coal mining business

Shanxi Tianhao (note 1)	PRC	RMB	150,000,000	—	99.89%	—	99.89%	99.89%	99.89%	Methanol and electricity power business

Beisheng Industry and Trade (note 1)	PRC	RMB	2,404,000	100%	—	100%	—	100%	100%	Coal Mining and sales

Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) (note 1)	PRC	RMB	5,500,000	92%	—	92%	—	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials

Inner Mongolia Haosheng Coal Mining Co., Ltd(“Haosheng”) (note 1)	PRC	RMB	904,900,000	77.74%	—	74.82%	—	77.74%	74.82%	Sales of coal mine machinery equipment and accessories

Zhongyan Trade Co., Ltd (“Zhongyan”) (note 1)	PRC	RMB	2,100,000	52.38%	—	52.38%	—	52.38%	52.38%	Trade and storage in free trade zone

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (“Yulin”) (note 1)	PRC	RMB	1,400,000,000	100%	—	100%	—	100%	100%	Methanol and electricity power business

Heze (note 1)	PRC	RMB	3,000,000,000	98.33%	—	98.33%	—	98.33%	98.33%	Coal mining and sales

Ordos (note 1)	PRC	RMB	8,100,000,000	100%	—	100%	—	100%	100%	Investment holding, coal mining and sales

Yize (note 1)	PRC	RMB	675,000,000	—	100%	—	100%	100%	100%	Development of methanol project

Inner Mongolia Rongxin Chemicals Co., Ltd (“Rongxin”) (note 1)	PRC	RMB	648,360,000	—	100%	—	100%	100%	100%	Development of methanol project

Inner Mongolia Daxin Industrial Gas Co., Ltd (“Daxin Industrial”) (note 1)	PRC	RMB	209,992,568	—	100%	—	100%	100%	100%	Development of methanol project

Annual Report 2015	265

Chapter 12    Consolidated Financial Statements

57.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows: (continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Xintai (note 1)	PRC	RMB	5,000,000	—	100%	—	100%	100%	100%	Coal mining and sales

Ordos Zhuanlongwan Coal Mining Company Limited (“Zhuanlongwan”) (note 1)	PRC	RMB	5,050,000,000	—	100%	—	100%	100%	100%	Coal mining and sales, manufacturing and sales of mining equipment and machinery

Ordos Yingpanhao Coal Mining Company Limited (“Yingpanhao”) (note 1)	PRC	RMB	300,000,000	—	100%	—	100%	100%	100%	Coal mining and sales, manufacturing and sales of mining equipment and machinery

Hua Ju Energy (note 1)	PRC	RMB	288,589,774	95.14%	—	95.14%	—	95.14%	95.14%	Electricity and heat supply

Rizhao (note 1)	PRC	RMB	300,000,000	51%	—	51%	—	51%	51%	Coal wholesale management and others

Qingdao Yanmei Dongqi Energy Co., Ltd (“Dongqi”) (note 1)	PRC	RMB	50,000,000	—	100%	—	100%	100%	100%	Coal and Related Products Wholesale

Trading Centre (note 1)	PRC	RMB	100,000,000	51%	—	51%	—	51%	51%	Coal Mining and sales

Zhongyin Logistics (note 1)	PRC	RMB	300,000,000	100%	—	100%	—	100%	100%	Trade Broker and Agent

Zhongyin Financial (note 1)	PRC	RMB	2,060,000,000	73%	24%	75%	25%	97%	100%	Financial leasing
		(2014:
		RMB	500,000,000)

Duanxin (note 1)	PRC	RMB	810,000,000	100%	—	100%	—	100%	100%	Investment and assets management

Shandong Duanxin Supply Chain Management Co., Ltd (“Supply Chain”) (note 1)	PRC	RMB	200,000,000	100%	—	—	—	100%	—	Logistics, storage and leasing

Heze Duanxin Supply Chain Management Co., Ltd (“Heze Duanxin”) (note 1)	PRC	RMB	10,000,000	—	100%	—	—	100%	—	Logistics, storage and leasing

Dalateqi Duanxin Supply Chain Management Co., Ltd (“Dalateqi”) (note 1)	PRC	RMB	5,000,000	—	100%	—	—	100%	—	Logistics, storage and leasing

266	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

57.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows: (continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Ruifeng (note 1)	PRC	RMB	200,000,000	51%	—	—	—	51%	—	Trading

Yancoal Australia (note 2)	Australia	AUD	656,700,717	78%	—	78%	—	78%	78%	Investment holding

Austar Coal Mine Pty, Limited (“Austar”)	Australia	AUD	64,000,000	—	100%	—	100%	100%	100%	Coal mining business in Australia

Gloucester	Australia	AUD	719,720,808	—	100%	—	100%	100%	100%	Coal resource exploration development

Yancoal Australia Sales Pty Ltd	Australia	AUD	100	—	100%	—	100%	100%	100%	Coal sales

Yancoal SCN Ltd	Australia	AUD	5	—	100%	—	100%	100%	100%	Issue subordinated capital note

Yancoal Mining Services Ltd	Australia	AUD	100	—	100%	—	—	100%	—	Provide management services to the underground mines

Watagan Mining Company Pty Ltd	Australia	AUD	100	—	100%	—	—	100%	—	Holding company

Yancoal Resources Ltd	Australia	AUD	446,409,065	—	100%	—	100%	100%	100%	Coal mining business in Australia

Westralian Prospectors NL	Australia	AUD	93,001	—	100%	—	100%	100%	100%	No business in Australia

Eucla Mining NL	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal mining

CIM Duralie Pty Ltd	Australia	AUD	665	—	100%	—	100%	100%	100%	No business in Australia

Duralie Coal Marketing Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	No business in Australia

Duralie Coal Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal mining

Gloucester (SPV) Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Holdings company

Gloucester (Sub Holdings 1) Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Holdings company

Annual Report 2015	267

Chapter 12    Consolidated Financial Statements

57.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows: (continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Gloucester (Sub Holdings 2) Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Holdings company

SASE Pty Limited	Australia	AUD	9,650,564	—	90%	—	90%	90%	90%	No business in Australia, to be liquidated

Proserpina Coal Pty Ltd	Australia	AUD	1	—	100%	—	100%	100%	100%	Coal mining and sales

Yarrabee Coal Company Pty Ltd	Australia	AUD	92,080	—	100%	—	100%	100%	100%	Coal mining and sales

White Mining Limited	Australia		Ordinary shares AUD 3,300,000 A Shares AUD 200	—	100%	—	100%	100%	100%	Investment holding and management of operations

Moolarben Coal Operations Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Management of coal operations

Moolarben Coal Mines Pty Limited	Australia	AUD	1	—	100%	—	100%	100%	100%	Coal business development

Felix NSW Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Investment holding

Moolarben Coal Sales Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal sales

CIM Mining Pty Ltd	Australia	AUD	30,180,720	—	100%	—	100%	100%	100%	No business in Australia

Donaldson Coal Holdings Limited	Australia	AUD	204,945,942	—	100%	—	100%	100%	100%	Holdings company

Monash Coal Holdings Pty Ltd	Australia	AUD	100	—	100%	—	100%	100%	100%	Dormant

Athena Coal Operation Pty Ltd	Australia	AUD	1	—	100%	—	100%	100%	100%	Dormant

268	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

57.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows: (continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Athena Coal sales Pty Ltd	Australia	AUD	1	—	100%	—	100%	100%	100%	Dormant

Paway Limited	British Virgin Islands	AUD	1	—	100%	—	100%	100%	100%	Dormant

White Mining Services Pty Limited	Australia	AUD	2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated

Ashton Coal Operations Pty Limited	Australia	AUD	5	—	100%	—	100%	100%	100%	Management of operations

Ashton Coal mines Limited	Australia	AUD	5	—	100%	—	100%	100%	100%	Coal sales

White Mining (NSW) Pty Limited	Australia	AUD	10	—	100%	—	100%	100%	100%	Coal mining and sales

CIM Stratford Pty Ltd	Australia	AUD	21,558,606	—	100%	—	100%	100%	100%	Dormant

CIM Services Pty Ltd	Australia	AUD	8,400,002	—	100%	—	100%	100%	100%	Dormant

Donaldson Coal Pty Ltd	Australia	AUD	6,688,782	—	100%	—	100%	100%	100%	Coal mining and sales

Donaldson Coal Finance Pty Ltd	Australia	AUD	10	—	100%	—	100%	100%	100%	Investment company

Monash Coal Pty Ltd	Australia	AUD	200	—	100%	—	100%	100%	100%	Coal mining and sales

Stradford Coal Pty Ltd	Australia	AUD	10	—	100%	—	100%	100%	100%	Coal mining

Stradford Coal Marketing Pty Ltd	Australia	AUD	10	—	100%	—	100%	100%	100%	Coal sales

Abakk Pty Ltd	Australia	AUD	6	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated

Newcastle Coal Company Pty Ltd	Australia	AUD	2,300,999	—	100%	—	100%	100%	100%	Coal mining and sales

Primecoal International Pty Ltd	Australia	AUD	1	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated

Yancoal International (Holding) Co., Ltd	Hong Kong	USD	689,313,091	100%	—	100%	—	100%	100%	Investment holding

Annual Report 2015	269

Chapter 12    Consolidated Financial Statements

57.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows: (continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Yancoal International Resources Development Co., Limited	Hong Kong	USD	600,000	—	100%	—	100%	100%	100%	Coal resource exploration development

Yancoal International Technology Development Co., Limited	Hong Kong	USD	1,000,000	—	100%	—	100%	100%	100%	Coal mining technology Development, transfer and consultation

Yancoal International Trading Co., Limited	Hong Kong	USD	1,000,000	—	100%	—	100%	100%	100%	Entrepot trade

Yancoal Luxembourg Resources Holding Co., Ltd	Luxembourg	USD	500,000	—	100%	—	100%	100%	100%	Investment holding

Yancoal Canada Resources Holding Co., Ltd	Canada	USD	290,000,000	—	100%	—	100%	100%	100%	Potash exploration

Athena Holdings P/L	Australia	AUD	24,450,405	—	100%	—	100%	100%	100%	Holding company

Premier Coal Holdings P/L	Australia	AUD	321,613,108	—	100%	—	100%	100%	100%	Holding company

Tonford Holdings P/L	Australia	AUD	46,407,917	—	100%	—	100%	100%	100%	Holding company

Wilpeena Holdings P/L	Australia	AUD	3,457,381	—	100%	—	100%	100%	100%	Holding company

Yancoal Energy P/L	Australia	AUD	202,977,694	—	100%	—	100%	100%	100%	Holding company

Yancoal International Technology Development Pty Ltd	Australia	AUD	75,407,506	—	100%	—	100%	100%	100%	Holding company

Athena Coal Mine Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal exploration

Premier Coal Limited	Australia	AUD	8,779,250	—	100%	—	100%	100%	100%	Coal mining and sales

Tonford Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal exploration

Syntech Holdings Pty Ltd	Australia	AUD	223,470,552	—	100%	—	100%	100%	100%	Investment holding and management of coal operation

270	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

57.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows: (continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Syntech Holdings II Pty Ltd	Australia	AUD	6,318,490	—	100%	—	100%	100%	100%	Investment holding

UCC Energy Pty Limited	Australia	AUD	2	—	100%	—	100%	100%	100%	Ultra clean coal technology

Premier Char Pty Ltd	Australia	AUD	1,000,000	—	100%	—	100%	100%	100%	Charcoal Product Development

Yancoal Technology Development Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	LTCC technology development and equipment rental

AMH (Chinchilla Coal) Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal exploration

Syntech Resources Pty Ltd	Australia	AUD	1,251,431	—	100%	—	100%	100%	100%	Coal mining and sales

Mountfield Properties Pty Ltd	Australia	AUD	100	—	100%	—	100%	100%	100%	Investment holding

Yankuang Donghua Heavy Industry Limited (“Donghua”) (note 1)	PRC	RMB	370,567,964	100%	—	—	—	100%	—	Manufacturing of coal mining and excavating equipment

Yankuang Group Tangcun Industrial Co., Ltd (“Tangcun”) (note 1)	PRC	RMB	51,000,000	—	100%	—	—	100%	—	Manufacturing and repair of machinery and cable

Shandong Yankuang Group Changlong Cable Manufacturing Co., Ltd (“Changlong”) (note 1)	PRC	RMB	20,000,000	—	95%	—	—	95%	—	Manufacturing and sale of cable, rubber products

Zhoucheng Chengyan Material Inspection and Testing Co., Ltd (“Chengyan”) (note 1)	PRC	RMB	300,000	—	100%	—	—	100%	—	Mining products supporting materials testing

Yankuang Group Mainland Machinery Co. Ltd (“Mainland Machinery”) (note 1)	PRC	RMB	50,000,000	—	79.69%	—	—	79.69%	—	Manufacturing and sale of mining equipments

Yankuang Group Yanzhou Sanfanggang Structural Engineering (“Sanfanggang”) (note 1)	PRC	RMB	8,000,000	—	62.50%	—	—	62.50%	—	Production and processing of steel engineering components

Annual Report 2015	271

Chapter 12    Consolidated Financial Statements

57.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows: (continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Yankuang Group Zoucheng Jinming Electrical Company Limited (“Jinming”) (note 1)	PRC	RMB	50,000,000	—	100%	—	—	100%	—	Manufacturing, installation and repairment of electrical equipments

Yankuang Group Zoucheng Dehailan Rubber Product Co., Ltd (“Dehailan”) (note 1)	PRC	RMB	860,000	—	53.49%	—	—	53.49%	—	Processing and sale of composite pipe and plastic profile products

Yanzhou Dongfang Electrical Co., Ltd (“Dongfang”) (note 1)	PRC	RMB	50,000,000	—	94.34%	—	—	94.34%	—	Manufacturing and installation of mining equipments

Yankuang Group Jintong Rubber Co., Ltd (“Jintong”) (note 1)	PRC	RMB	6,600,000	—	54.55%	—	—	54.55%	—	Manufacturing and sale of rubber products

Jintong Latin	Peru	USD	360,000		51%			51%		Sale of rubber products, import and export of mining machineries

Unless otherwise specified, the capital of the above subsidiaries are registered capital (those established in the PRC) or ordinary shares (those established in other countries).

Note 1:	Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao, Beisheng, Yanmei Shipping, Haosheng, Zhongyan, Yulin, Heze, Ordos, Yize, Rongxin, Daxin Industrial, Xintai, Zhuanlongwan, Yingpanhao, Hua Ju Energy, Rizhao, Dongqi, Trading Centre, Zhongyin Logistics, Zhongyin Leasing, Duanxin, Supply Chain, Heze Duanxin, Dalateqi, Ruifeng, Donghua, Tangcun, Changlong, Chengyan, Mainland machinery, Sanfanggang, Jinming, Dehailan, Dongfang and Jintong are established in the PRC as limited liability companies.

Note 2:	The investment cost of RMB3,781,606,000 in respect of investment in Yancoal Australia was included in investment in subsidiaries. As at December 31, 2015, the market value of these shares was approximately RMB366,620,000 (AUD124,078,000) (2014: RMB622,550,000 (AUD124,078,000))

272	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

57.	INFORMATION OF THE COMPANY (continued)

(b)	The Company’s equity is as follows:

	Share capital RMB’000	Capital Reserve RMB’000	Share premium RMB’000	Future development fund RMB’000	Statutory common reserve fund RMB’000	Investment Revaluation reserve RMB’000	Retained earnings RMB’000	Perpetual capital securities (note 41a) RMB’000	Total RMB’000

Balance at January 1, 2014	4,918,400	—	2,981,002	3,584,460	5,448,529	70,363	26,492,774	—	43,495,528

Profit for the year	—	—	—	—	—	—	2,207,860	36,456	2,244,316
Other comprehensive income:
– Fair value changes of available-for-sale investment	—	—	—	—	—	57,412	—	—	57,412

Total comprehensive income for the year	—	—	—	—	—	57,412	2,207,860	36,456	2,301,728

Transactions with owners:
– Issuance of perpetual capital security	—	—	—	—	—	—	—	2,485,000	2,485,000
– Appropriations to and utilisation of reserves	—	—	—	(2,223,830)	406,495	—	1,817,335	—	—
– Dividends	—	—	—	—	—	—	(98,368)	—	(98,368)

Total transactions with owners	—	—	—	(2,223,830)	406,495	—	1,718,967	2,485,000	2,386,632

Balance at December 31, 2014	4,918,400	—	2,981,002	1,360,630	5,855,024	127,775	30,419,601	2,521,456	48,183,888

Balance at January 1, 2015	4,918,400	—	2,981,002	1,360,630	5,855,024	127,775	30,419,601	2,521,456	48,183,888

Profit for the year	—	—	—	—	—	—	983,251	346,227	1,329,478
Other comprehensive income:
– Fair value changes of available-for-sale investment	—	—	—	—	—	(116,304)	—	—	(116,304)

Total comprehensive income for the year	—	—	—	—	—	(116,304)	983,251	346,227	1,213,174

Transactions with owners:
– Issuance of perpetual capital security	—	—	—	—	—	—	—	3,964,000	3,964,000
– Distribution paid to holders of perpetual capital securities								(170,000)	(170,000)
– Appropriations to and utilisation of reserves	—	—	—	(580,408)		—	580,408	—	—
– Share repurchased and not yet cancelled (Note 41)	—	(19,439)	—	—	—	—	—	—	(19,439)
– Dividends	—	—	—	—	—	—	(98,368)	—	(98,368)

Total transactions with owners	—	(19,439)	—	(580,408)		—	482,040	3,794,000	3,676,193

Balance at December 31, 2015	4,918,400	(19,439)	2,981,002	780,222	5,855,024	11,471	31,884,892	6,661,683	53,073,255

Annual Report 2015	273

Chapter 12    Consolidated Financial Statements

SUPPLEMENTAL INFORMATION

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and work safety cost

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charged to expenses when acquired.

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC GAAP but charged to expenses when acquired.

(2)	Consolidation using acquisition method under IFRS and using common control method under PRC GAAP

(2a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun have been accounted for using the acquisition method which accounts for their assets and liabilities at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the entities above are under the common control of the Parent Company, their assets and liabilities of are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of their assets and liabilities acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

(4)	Reversal of impairment loss on intangible assets in Yancoal Australia

(4a)	Under IFRS, the reversal of impairment loss on mining reserves was classified as other income in income statement.

Under PRC GAAP, no reversal of impairment loss on mining reserves was recognised.

274	Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 12

SUPPLEMENTAL INFORMATION (continued)

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) (continued)

(5)	Classification of perpetual capital security due to differences between the financial statements prepared under IFRS and PRC GAAP.

(5a)	Under IFRS, the perpetual capital security issued by the company was classified as equity instrument and separated from net assets attributable to equity holders of the Company.

Under PRC GAAP, the perpetual capital security issued by the Company was classified as owners’ equity.

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to the			Net assets attributable to
	equity holders of the Company			equity holders of the
	for the year ended December 31,			Company as at December 31,
	2015	2014	2013	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As per consolidated financial statements prepared under IFRS	164,459	766,158	777,368	35,369,901	38,725,846
Impact of IFRS adjustments in respect of:
– future development fund charged to income before income taxes	740,375	1,727,915	559,837	—	—
– reversal of provision of work safety cost	99,164	759,772	137,546	(424,867)	(530,805)
– fair value adjustment and amortization	10,000	9,981	13,206	(270,052)	(158,600)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun	—	—	—	(1,240,695)	(1,240,695)
– Acquisition of Donghua	12,748	(83,898)	—	(428,843)	231,542
– deferred tax	(176,789)	(394,991)	(225,937)	(93,653)	274,031
– perpetual capital security	—	—	—	6,661,683	2,521,456
– reversal of impairment loss on intangible assets in Yancoal Australia	12,777	(731,332)	—	(463,304)	(702,435)
– others	(3,220)	110,207	9,191	697,509	309,880

As per consolidated financial statements prepared under PRC GAAP	859,514	2,163,812	1,271,211	39,807,679	39,430,220

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

Annual Report 2015	275

Chapter 13

Documents Available for Inspection

Documents available for inspection	The financial statement sealed and signed by the persons in charge of the Company, the accounting work and the accounting department, respectively.

Documents available for inspection	The original copy of the auditor’s report sealed by the accounting firm, and sealed and signed by the certified public accountants.

Documents available for inspection	The original copies of all documents and announcements published during the reporting period in websites designated by the CSRC.

Documents available for inspection	The annual report released in other securities markets.

Li Xiyong

Chairman

Approved by the Board for the submission on: 29 March 2016

276	Yanzhou Coal Mining Company Limited

Chapter 14

Appendix

DATA of coal mines of Yanzhou Coal in the PRC (1)

	Nantun	Xinglong Zhuang	Baodian	Dongtan	Jining II	Jining III	Total

Background Data:
Commencement of construction	1966	1975	1977	1979	1989	1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A
Coalfield area (square kilometers)	35.2	56.23	37.0	60.0	87.1	105.1	380.63
Location			Jining City, Shandong Province				N/A

Reserve Data:
(million tonnes as of 31 December 2015)
Available reserves(1)	225.88	508.17	364.90	594.09	709.45	788.16	3190.65
Total proven and probable reserves(2)	99.26	280.84	249.92	413.67	387.96	191.67	1623.32
Mining recovery rate (%)(3)	83.51	80.39	79.06	80.87	82.30	81.46	N/A
Type of coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	N/A

Production Data (million tonnes)
Approved raw coal production capacity	3.0	6.5	6.0	7.5	4.2	6.5	33.7
Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8

Raw coal production
1997-2007	45.7	70.1	61.6	78.1	42.7	49.6	347.8
2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1
2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4
2010	3.6	6.8	6.1	7.4	4.2	6.2	34.3
2011	3.3	6.8	6.1	7.3	4.4	6.1	34.0
2012	3.2	7.0	6.1	7.6	3.7	5.5	33.1
2013	3.0	6.9	6.2	8.1	3.1	6.5	33.8
2014	2.7	6.8	5.8	8.0	4.2	5.3	32.8
2015	2.8	7.1	6.2	8.1	4.3	6.0	34.5
Cumulative raw coal production by 31 December 2015	71.6	124.7	109.8	139.1	74.1	97.5	616.8

Annual Report 2015	277

Chapter 14    Appendix

Notes:

(1)	Based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (“PRC Standards”), “available reserves” are the sum of basic reserves and resources. “Basic reserves” generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. “Resources” refers to the sum of a part of identified mineral resources and undiscovered resources.
(2)	The proven and probable reserves of the above coal mines are based on the report dated February 6, 1998 prepared by International Mining Consultants Limited, a UK-based company, in accordance with the standards in Industry Guide 7.

Under Industry Guide 7, “proven reserves” are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced very closely and the geologic features have been clearly identified enabling the accurate ascertainment as to the size, shape, depth and mineral deposits of the reserve. “probable reserves” are reserves that are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. Although the degree of certainty of “probable reserves,” is lower than that for proven reserves, it is high enough to assume continuity between points of observation.

The total proven and probable reserves as of the end of a year are derived by deducting the proven and probable reserves consumed in the coal production in the same year from the proven and probable reserves as of the end of the immediately preceding year. The difference between proven reserves and/or probable reserves is hard to determine or define.

(3)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

278	Yanzhou Coal Mining Company Limited

Appendix    Chapter 14

DATA of coal mines of Yanzhou Coal in the PRC (2)

	Tianchi	Zhaolou	Total

Background Data:
Commencement of construction(1)	2004	2004	N/A
Commencement of commercial production(1)	2006	2009	N/A
Coalfield area (square kilometers)	18.7	143.36	162.06
Location	Heshun County, Shanxi Province	Heze City, Shandong Province	N/A

Reserve Data:
(million tonnes as of 31 December 2015)
Available reserves(2)	115.79	409.51	525.30
Recoverable reserves(3)	22.66	94.52	117.18
Mining recovery rate (4) (%)	75.0	80.3	N/A
Type of coal	Thermal coal	1/3 coking coal	N/A

Production Data: (million tonnes)
Approved raw coal production capacity	1.2	3.9	5.1
Designed washing capacity	—	3.0	3.0

Raw coal production
2006-2007	1.3	—	1.3
2008	1.1	—	1.1
2009	1.0	0.04	1.04
2010	1.5	1.6	3.1
2011	1.2	3.0	4.2
2012	1.4	2.7	4.1
2013	1.5	2.9	4.4
2014	1.6	3.0	4.6
2015	0.7	3.2	3.9
Cumulative raw coal production as of 31 December 2015	11.3	16.44	27.74

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Notes:

(1)	With respect to the Tianchi Coal Mine, the “commencement of construction” refers to capacity expansion and technology upgrade undertaken before the Company’s 2006 acquisition; the “commencement of commercial production” refers to the resumption of production after completion of the foregoing expansion and upgrade.
(2)	Based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (“PRC Standards”), “available reserves” are the sum of basic reserves and resources. “Basic reserves” generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. “Resources” refers to the sum of a part of identified mineral resources and undiscovered resources.
(3)	The recoverable reserves of the above coal mines are based on the report prepared by Minarco Asia Pacific Pty Limited in May 2006 in accordance with the standards in the JORC Code as revised in 2004. “Recoverable reserves” generally refer to proved and probable reserves under the JORC Code as revised in 2004. “Proved reserves” are the economically mineable part of a measured coal resource and “probable reserves” are the economically mineable part of an indicated, and in some circumstances, measured coal resource. Both “proved reserves” and “probable reserves” incorporate mining dilution and allow for mining losses and are based on an appropriate level of mine planning, mine design and scheduling.
(4)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

280	Yanzhou Coal Mining Company Limited

Appendix    Chapter 14

DATA of coal mines of Yanzhou Coal in the PRC (3)

	Beisu	Yangcun	Anyuan	Wenyu	Total

Background Data:
Commencement of construction	1972	1981	—	1996	N/A
Commencement of commercial production	1976	1988	2004	1997	N/A
Coalfield area (square kilometers)	29.3	27.46	9.26	9.36	75.38
Location	Jining City, Shandong Province	Jining City, Shandong Province	Ordos, Inner Mongolia	Ordos, Inner Mongolia	N/A

Reserve Data:
(million tonnes as of 31 December 2015)
Available reserves(1)	73.81	88.15	26.72	43.14	231.82
Mining recovery ratio(2) (%)	86.46	86.70	85.36	85.48	N/A
Type of coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	N/A

Production Data: (million tonnes)
Approved raw coal production capacity	1.0	1.15	1.2	3.0	6.35
Designed washing capacity	—	—	—	—	—

Raw coal production
2011	—	—	2.3	2.1	4.4
2012	1.0	1.1	2.3	4.6	9.0
2013	1.0	1.1	2.2	4.1	8.4
2014	0.8	1.0	1.8	4.1	7.7
2015	0.7	1.6	1.6	1.0	4.9
Cumulative raw coal production as of 31 December 2015	3.5	4.8	10.2	15.9	34.4

Notes:

(1)	Based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (“PRC Standards”), “available reserves” are the sum of basic reserves and resources. “Basic reserves” generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. “Resources” refers to the sum of a part of identified mineral resources and undiscovered resources.
(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

Annual Report 2015	281

Chapter 14    Appendix

DATA of coal mines of Yancoal Australia

	Austar	Yarrabee	Ashton	Moolarben	Gloucester Mines	Donaldson Mines	Middle mount(4)	Total

Background Data:
Commencement of construction(1)	1998	1981	2003	2009	1998	2001	2009	N/A
Commencement of commercial production(1)	2000	1982	2004	2010	1999	2001	2011	N/A
Coalfield area (square kilometers)(2)	63	213	17	123.35	164	140.48	28	748.83
Location	New South Wales	Queensland	New South Wales	New South Wales	New South Wales	New South Wales	Queens-land	N/A

Reserve Data:
(million tonnes as of 31 December 2015)
Recoverable reserves(3)	48.7	44.4	52.8	295.6	50.5	123.5	81.7	697.2
Type of coal	Semi-hard coking coal	PCI coal	Semi-soft coking coal	Thermal coal	Semi-hard coking coal	Semi-soft coking coal	Coking Coal. PCI coal	N/A

Production Data: (million tonnes)
Approved raw coal production capacity	3.6	3.8	5.0	17.0	3.0	6.1	5.4	43.9
Designed washing capacity	3.0	2.5	6.5	13.0	4.3	3.95	5.4	38.65

Raw coal production
2006-2007	2.0	—	—	—	—	—	—	2.0
2008	1.9	—	—	—	—	—	—	1.9
2009	1.9	—	—	—	—	—	—	1.9
2010	1.7	2.3	2.7	3.9	—	—	—	10.6
2011	1.9	3.1	1.7	5.6	—	—	—	12.3
2012	1.7	3.2	2.3	7.2	1.8	2.0	—	18.2
2013	1.6	3.7	2.4	6.7	3.5	3.2	—	21.1
2014	1.9	3.9	2.6	6.6	2.5	2.5	—	20.0
2015	0.8	3.3	3.0	7.3	1.9	1.8	—	18.1
Cumulative raw coal production as of 31 December 2015	15.4	19.5	14.7	37.3	9.7	9.5	—	106.1

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Appendix    Chapter 14

Notes:

(1)	The Austar Coal Mine was closed in 2003 as the result of an underground fire. The Company acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed part of its operation in October 2006. Each of the Ashton Coal Mine and Moolarben Coal Mine has an open-pit coal mine and an underground coal mine. The “commencement of commercial production” indicates the time when the open-pit mines, the earlier of the two types of mines, commenced commercial production.
(2)	The coalfield area refers to the area of the total coverage of mining rights of each mine, including the area on which the Company own prospecting rights and development rights.
(3)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code (2012).

The reasons of the difference between the reserve data of the above coal mines compared to the past annual information disclosure are mainly change of the standards in the JORC Code (2004) to JORC Code (2012) and the regular factors affecting the production process.

(4)	Middlemount Mine is a joint venture operated by Yancoal Australia and the third party, which is not consolidated in the financial statement of the Group.

Annual Report 2015	283

Chapter 14    Appendix

DATA of coal mines of Yancoal International

	Cameby Downs	Premier	Total

Background Data:
Commencement of construction	2009	1996	N/A
Commencement of commercial production	2010	1996	N/A
Coalfield area (square kilometers)(1)	288	130	418
Location	Queensland	Western Australia	N/A

Reserve Data:
(million tonnes as of 31 December 2015)
Recoverable reserve(2)	233.0	64.9	297.9
Type of coal	Thermal coal	Thermal coal	N/A

Production Data: (million tonnes)
Approved raw coal production capacity	2.3	5.0	7.3
Designed washing capacity	2.3	N/A	2.3

Raw coal production
2011	0.8	N/A	0.8
2012	1.9	4.2	6.1
2013	2.0	4.2	6.2
2014	2.0	3.7	5.7
2015	2.3	4.8	7.1
Cumulative raw coal production as of 31 December 2015	9.0	16.9	25.9

Notes:

(1)	The coalfield area of operating mine refers to the total coverage of mining rights of each mine, including the area on which the Company own prospecting rights and development rights.
(2)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal International and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code (2012).

The reasons of the difference between the reserve data of the above coal mines compared to the past annual information disclosure are mainly change of the standards in the JORC Code (2004) to JORC Code (2012) and the regular factors affecting the production process.

284	Yanzhou Coal Mining Company Limited

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC